08061309

2008

Notice of Annual Meeting and Proxy Statement

Annual Report on Form 10-K for Fiscal Year 2008

LETTER TO SHAREHOLDERS

Fiscal 2008 was a successful year for ADP. ADP reported strong revenue and earnings growth. Revenues rose 12.5% to $8.78 billion, assisted 2% by favorable foreign exchange rates due to the weakened U.S. dollar. Diluted earnings per share from continuing operations grew a very strong 20% from a year ago to $2.20; excluding one-time gains reported in both the current and prior fiscal years, diluted earnings per share grew 21% to $2.18.

Fiscal 2008's strong performance is a direct result of ADP's execution against its five-point strategic growth program which consists of:

1. Strengthening the core business;
2. Growing our differentiated HR BPO offerings;
3. Focusing on international expansion;
4. Entering adjacent markets that leverage the core; and
5. Expanding pretax margins.

But What about the Economy?

We have all been witness to the U.S. economy bumping along slightly above the recession level. Headline inflation has risen, but hasn't had a material impact to ADP. Rising oil prices dampened the economy in general, which is not a good thing for ADP, or most other companies for that matter. The employment market is tough, although it is better in small business than it is in large business and it is better in the service industries where ADP's client base is strong. We've been able to mitigate the impact of declines in interest rates on our client funds portfolio with our extended investment strategy. The credit markets have been chaotic and a damper on the markets and the economy like nothing I've seen in my business career. When all of these things happen concurrently, the tendency is for business executives to constrain capital investments, and defer making business investment decisions.

So what does it all mean? As I noted at the beginning of this letter, ADP posted excellent results in fiscal 2008 despite all the things just mentioned. The weak U.S. dollar lifted revenue growth by 2% as we have a sizeable presence in Europe. Fiscal 2008 was also our third consecutive year of over 20% earnings per share growth. Concerns about the economic environment resulted in a slowdown in Employer Services sales growth after a strong first half of fiscal 2008. I am, however, very pleased with the overall execution by the salesforce as we finished with 8% growth in new business sales in Employer Services and PEO Services. Client retention for Employer Services reached record levels, exceeding 90%, up 0.2 percentage points in fiscal 2008. Despite the tough economy, we continue to invest in World Class Service and increasing the penetration rate of ADP's beyond payroll solutions with our client base, both important factors in improving long-term client retention levels. We saw some contraction in the number of pays per client versus last year, but slower and less severe than the last economic downturn. Pays at our small and large clients in fiscal 2008, which normally shrink first in an economic downturn, actually shrunk less than at our medium-size clients. Overall, we anticipated no growth in pays per client looking ahead to fiscal 2009.

Despite the consolidation of dealerships and declining new car sales in the U.S., Dealer Services had an excellent year with strong revenue growth, an increased win-loss rate against the competition resulting in increased market share, and considerably strong growth in new business sales in both our North American and International businesses.

All in, we anticipate another good year in fiscal 2009 amidst continued choppy economic water ahead.

Fiscal 2008 Key Strategies & Accomplishments

Client Funds Investment Strategy

ADP moved over $1.3 trillion of client funds, resulting in holding nearly $16 billion in average client funds per day. I am especially pleased with the performance of the investment portfolio and the investment choices made during the year. ADP remains one of six U.S. industrial companies rated triple-A by both Standard & Poor's and Moody's. This has been extremely important to ADP's extended investment strategy where ADP borrows in the overnight commercial paper market on about 200 days a year to satisfy short-term client liabilities, which enables us to extend the maturities of our investments. This strategy ladders the maturities of our investments, helping to minimize the impact of changes in market interest rates. During fiscal 2008, the Fed Funds rate declined 325 basis points, yet the net impact to ADP compared with a year ago was an increase of 10 basis points in the overall yield to 4.4%.

Employer Services

Growth in new business sales of our core solutions across all market segments, along with strong sales of our HR BPO offerings, contributed to Employer Services' 9% revenue growth.

We launched the RUN Powered by ADP℠ platform, our web-based payroll service for small businesses and their accountants – early results and client receptivity have been terrific. And we're really focused on the large opportunities for our Retirement Services and Workers' Compensation Pay-by-Pay® solutions as extensions of our core offering for small businesses.

Our Administrative Services Offering, also called ADP Resource®, is our HR BPO offering for the small and mid-markets and is an excellent option for prospects that don't fit the co-employment PEO model. Sales of ADP Resource below fifty pays continue to fuel our small business growth. Additionally, sales of ADP Resource have been quite strong in the 50 to 100 pay-size market, and we've got a terrific opportunity with prospects above the 100 pay-size with the launch of an offering based on our Pay eXpert® and HR/Benefits solutions.

Our new "core" offering, a bigger, comprehensive bundled solution of our payroll, HR/Benefits, and Time & Labor Management offerings has been driving growth in the mid-market, bringing in new payroll clients with three times the revenue opportunity of a traditional payroll client.

Comprehensive Outsourcing Services (COS) fueled growth at the high end of the market above 1,000 pays, as did GlobalView® for large multinational companies. COS achieved profitability as we generated $140 million in revenues in fiscal 2008 and significantly reduced the time it takes to get a new client up and running. More than 50 clients with over 550,000 employees in the U.S. are currently using our COS solution. In addition, GlobalView generated nearly $40 million in revenues in fiscal 2008, exiting the year with 65 clients, representing over 375,000 employees in 33 countries. Including clients already running on GlobalView, we have signed 78 clients representing nearly one million employees in 46 countries. We currently expect GlobalView to become profitable in fiscal 2010 and to approach $500 million in annual "live" and signed revenue by fiscal 2013.

Surrounding these great ADP solutions are significantly increased investments in service and implementation which are making for an even better client experience.

Employer Services' pretax margin expanded 90 basis points for the year. This improvement is a result of continued operating leverage from the significant scale in our business, as well as our margin expansion initiatives. We now have over 300 telesales associates supporting our direct salesforce by selling beyond payroll solutions, such as workers compensation insurance to our small and mid-sized clients. With a substantially lower cost of sales compared to traditional "feet-on-the-street," telesales sold over $80 million of the nearly $1.15 billion of total new business sales in fiscal 2008. We anticipate that will grow over the next few years to eventually contribute about one-third of total new business sales.

We also completed the consolidation of our data centers in the last quarter of fiscal 2008 and anticipate realizing the first full-year benefit from that initiative in fiscal 2009. We continue to leverage both off-shore and smart-shore locations. We are expanding our presence in India where we have nearly 3,000 associates, and our smart-shore locations in El Paso, Texas; Augusta, Georgia; and Jackson, Mississippi, where collectively we have over 1,500 associates. Through growth in the business and margin expansion initiatives, we are committed to driving pretax margin expansion of at least 50 basis points each year while we continue to invest in new products, salesforce expansion, and implementation and client services resources to drive our five-point strategic growth program.

PEO Services

The PEO had another great year, growing revenues 20% to cross the billion dollar revenue mark. Growth in the PEO was fueled by strong growth in California, and we expanded deeper into existing geographies as well as opened a number of new markets. Nearly all of our regions had double-digit growth, expanding the average number of paid worksite employees 18% to 176,000, and ending the year with approximately 188,000 paid worksite employees. While the challenging economy is anticipated to result in slower new business sales growth in fiscal 2009, the PEO benefits from about half of its sales coming from up-selling our PEO solution to our existing payroll clients. We are able to create substantial lead flow by leveraging the Small Business Services salesforce in addition to the direct PEO sales organization.

Dealer Services

Dealer Services had a terrific fiscal 2008, growing revenues 8.5%. I am very pleased with the strong North American sales growth where sales of solutions beyond the core Dealer Management Systems (DMS), such as Voice Over IP Telephony and BZ Results, a web-based, on-line Digital Marketing and Advertising solution, offset slower sales in the core DMS. As a result of slower new car sales in the U.S., there was a small decline in growth rates relating to transaction-based activities, Computerized Vehicle Registration (CVR) and credit checks. This is anticipated to continue into fiscal 2009, however, these transaction-based revenues account for only about 10% of Dealer Services revenues. I am also quite pleased with sales of our Autoline product which drove Dealer Services' strong international sales growth, and we have a healthy implementation backlog of new business. Dealer Services continues to gain market share with excellent client retention and win/loss rates that continued to improve from strong levels a year ago.

Dealer Services' pretax margin expanded 75 basis points, benefiting as well from the off-shore and smart-shore initiatives mentioned earlier for Employer Services. Additionally, we expect the international business to continue to increase margin as it grows.

Shareholder-friendly Actions

ADP remains keenly focused on increasing shareholder value. ADP has returned excess cash to its shareholders through significant share repurchases and higher dividends.

Over the last three fiscal years ADP has returned nearly $5 billion in the form of share repurchases, buying back nearly 18% of the company's outstanding shares, or just over 100 million shares, since the beginning of fiscal 2006. Our board of directors recently authorized an additional 50 million shares for repurchase, bringing total remaining share repurchase authorizations to about 60 million shares. We exited fiscal 2008 with $1.7 billion in cash and marketable securities on our balance sheet and generated $1.8 billion in operating cash flow. We continue to remain optimistic about ADP's long-term opportunities for growth, and it is our intent, depending on market conditions, to continue to repurchase shares in fiscal 2009.

We have also increased the dividend over 80% since the beginning of fiscal 2006, raising both the dividend payout ratio and yield well above historical levels, to about 50% and over 2.5%, respectively.

Return on equity from continuing operations increased over four percentage points to a very healthy 22.7% in fiscal 2008, and we anticipate continued improvement in fiscal 2009.

Management and Board of Directors

We promoted Mark Benjamin, Mike Capone, Bob Karp, and Anish Rajparia to the position of corporate vice president in recognition of their contributions to ADP's success.

Four new members were elected to ADP's board of directors during fiscal 2008. Eric C. Fast, Charles H. Noski, Sharon T. Rowlands, and Gregory L. Summe joined the board with many years of collective business experience.

Outlook

In July, we provided ADP's outlook for a solid fiscal 2009 with 7% to 8% revenue growth and 10% to 14% earnings per share growth compared to $2.18, excluding a one-time gain, in fiscal 2008. As we look ahead, we expect the economic headwinds from fiscal 2008 to continue. ADP, however, is fortunate to be able to look at the challenges of a tightening economy in a different way than most companies:

- We have 90% recurring revenues;

- Our clients stay with us, on average, over ten years;
- We have excellent margins;
- We have strong and consistent cash flows and low capital expenditure requirements;
- We are one of only a handful of triple-A credit-rated companies left in U.S. industry today; and
- The markets we serve are under-penetrated and growing.

Also, even during challenging times like these, we continue to invest in product, sales, and service. Growing the business for the future despite tough economic challenges is important for ADP's long-term success. More importantly, as companies search for ways to become more efficient, in many cases they are looking for the solutions ADP provides. Clients win by using our solutions even in tight times. We're more effective, compliant, and cost efficient. It's a win-win to have solutions provided by ADP.

We are much better positioned to meet our long-term revenue, pretax margin, and earnings per share goals as ADP is not the same company it was during the last economic downturn in 2002 and 2003. The differences bear repeating here:

- We trimmed the slower-growing businesses in our portfolio, resulting in a keen focus on growing Employer Services, PEO Services and Dealer Services, all of which operate in large, under-penetrated markets.
- ADP's solution set and global reach have never been stronger. We now have a full range of HR BPO solutions to serve any size employer. This compares with five or six years ago when our HR BPO offerings were nascent with the PEO being our sole HR BPO solution. And at that time, our PEO was much smaller, serving less than half the worksite employees and generating one-third of the revenues it does today. Additionally, five or six years ago, ADP did not have a product to meet the global needs of large multinational companies. In order to compete in that market, we developed GlobalView in 2002 with a handful of clients in the Asia/Pac region processing in just a few countries. In 2004 we took GlobalView from a region-specific solution to a truly global solution, by developing the templates to enable web-based, hosted, global payroll processing in 46 countries. And our COS offering, launched in fiscal 2004, was not as robust a solution as it is today. ADP's COS solution includes managed payroll services, where ADP becomes the client's payroll department, as well as time and labor management and benefits administration. Employee call centers and web-based portals for communications enable ADP to provide World Class Service to its clients and their employees. ADP's domain expertise and product scale uniquely position us in the marketplace.
- We have entered adjacent markets via acquisition – solutions such as HR/Benefits with Employease, applicant management with VirtualEdge, and job tax credit with Mintax, all in Employer Services, and BZ Results Digital Marketing and Advertising in Dealer Services, are helping drive growth today.
- And, lastly, we had only just begun to put our extended investment strategy into place in late 2000. Now fully implemented, the strategy has successfully mitigated the impact of the downward movement in the interest rate environment during this last year.

So despite the challenging economic environment, I remain highly optimistic regarding ADP's ability to deliver continued strong results in fiscal 2009 and for many years to come.

GARY C. BUTLER
President & Chief Executive Officer

September 26, 2008

This Letter to Shareholders and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of products and services; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed under "Item 1A. - Risk Factors" in our Annual Report on Form 10-K for the fiscal year ended June 30, 2008, should be considered in evaluating any forward-looking statements contained herein.

AUTOMATIC DATA PROCESSING, INC.

One ADP Boulevard • Roseland, New Jersey 07068

NOTICE OF 2008 ANNUAL MEETING OF STOCKHOLDERS

The 2008 Annual Meeting of Stockholders of Automatic Data Processing, Inc. will be held at 10:00 a.m., Tuesday, November 11, 2008 at our corporate headquarters, One ADP Boulevard, Roseland, New Jersey, for the following purposes:

1. to elect a board of directors;
2. to approve the 2008 Omnibus Award Plan;
3. to ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, to serve as our independent certified public accountants for the fiscal year 2009; and
4. to transact any other business that may properly come prior to the meeting or any adjournment(s) thereof.

Stockholders of record at the close of business on September 12, 2008 are entitled to vote at the meeting. Each stockholder is entitled to one vote for each share of common stock held at that time.

The presence in person and/or the representation by proxy of the holders of record of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. If you do not expect to be present at the meeting, you may vote your shares of stock by phone, via the Internet or by executing and promptly returning the accompanying proxy in the enclosed envelope, which requires no postage if mailed in the United States.

Admission to the meeting is restricted to stockholders and/or their designated representatives. If your shares are registered in your name and you plan to attend the meeting, your admission ticket will be the top portion of the proxy card. If your shares are in the name of your broker or bank or you received your proxy materials electronically, you will need to bring evidence of your stock ownership, such as your most recent brokerage account statement. All stockholders will be required to show valid picture identification. **If you do not have valid picture identification and either an admission ticket or proof of your stock ownership, you will not be admitted to the meeting. For security purposes packages and bags will be inspected and you may be required to check these items. Please arrive early enough to allow yourself adequate time to clear security.**

By order of the Board of Directors

JAMES B. BENSON
Secretary

September 26, 2008
Roseland, New Jersey

INTERNET AVAILABILITY OF PROXY MATERIALS

Under rules recently adopted by the Securities and Exchange Commission, we are furnishing proxy materials to our stockholders primarily via the Internet, instead of mailing printed copies of those materials to each stockholder. On September 26, 2008, we commenced the mailing to our stockholders (other than those who previously requested electronic or paper delivery) of a Notice of Internet Availability of Proxy Materials containing instructions on how to access our proxy materials, including our proxy statement and our annual report on Form 10-K. The Notice of Internet Availability of Proxy Materials also instructs you on how to access your proxy card to vote through the Internet or by telephone.

This new process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the annual meeting, and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Internet Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS OF

AUTOMATIC DATA PROCESSING, INC.
One ADP Boulevard • Roseland, New Jersey 07068

TO BE HELD ON NOVEMBER 11, 2008

SOLICITATION AND REVOCATION OF PROXY

The board of directors of Automatic Data Processing, Inc. is soliciting proxies for the forthcoming Annual Meeting of Stockholders. Each stockholder has the power to revoke a proxy at any time prior to voting at the meeting by notifying in writing the company's secretary. The company will bear all expenses in connection with this solicitation. We made this Proxy Statement and the accompanying proxy available to stockholders on or about September 26, 2008.

The only outstanding class of securities entitled to vote at the meeting is our common stock, par value $.10 per share. At the close of business on September 12, 2008, the record date for determining stockholders entitled to notice of and to vote at the meeting, we had 509,610,473 issued and outstanding shares of common stock (excluding 129,092,196 treasury shares not entitled to vote). Each outstanding share of common stock is entitled to one vote with respect to each matter to be voted on at the meeting.

The representation in person or by proxy of a majority of the issued and outstanding shares of stock entitled to vote at the meeting constitutes a quorum. Under our Amended and Restated Certificate of Incorporation and By-Laws and under Delaware law, abstentions and "non-votes" are counted as present in determining whether the quorum requirement is satisfied. A non-vote occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power for that particular item and has not received instructions from the beneficial owner.

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to elect a director, provided that if the number of nominees exceeds the number of directors to be elected (a situation that the company does not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy. Votes may be cast in favor of all nominees, withheld from all nominees or withheld from specifically identified nominees. Votes that are withheld will have the effect of a negative vote, provided that if the number of nominees exceeds the number of directors to be elected, withheld votes will be excluded entirely and will have no effect on the vote.

The affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon is required to (*i*) approve the 2008 Omnibus Award Plan and (*ii*) ratify the appointment of Deloitte & Touche LLP, an independent registered public accounting firm, as the company's independent certified public accountants. Votes may be cast in favor of or against either proposal, or a stockholder may abstain from voting on either proposal. Abstentions will have the effect of a negative vote. Brokers who do not receive voting instructions from their stockholders are entitled to vote on the election of directors and ratification of the appointment of Deloitte & Touche LLP, but not on the proposal to approve the 2008 Omnibus Award Plan. Under applicable Delaware law, a broker non-vote will have no effect on the outcome of any of the matters referred to in this proxy statement because the non-votes are not considered in determining the number of votes necessary for approval.

Our board of directors has adopted a policy whereby stockholders' proxies are received by our independent tabulators and the vote is certified by independent inspectors of election. Proxies and ballots identifying the vote of individual stockholders will be kept confidential from our management and directors, except as necessary to meet legal requirements in cases where stockholders request disclosure or in a contested election.

PROPOSAL 1

ELECTION OF DIRECTORS

Our Directors

Properly executed proxies will be voted as marked. Unmarked proxies will be voted in favor of electing the persons named below (each of whom is now a director) as directors to serve until the next Annual Meeting of Stockholders and until their successors are duly elected and qualified. If any nominee is no longer a candidate at the time of the meeting (a situation that we do not anticipate), proxies will be voted in favor of remaining nominees and may be voted for substitute nominees designated by the board of directors.

Name	Age	Served as a Director Continuously Since	Principal Occupation
Gregory D. Brenneman	46	2001	Chairman of CCMP Capital, a private equity firm, and Executive Chairman of Quiznos, a national quick-service restaurant chain(1)
Leslie A. Brun	56	2003	Chairman and Chief Executive Officer of Sarr Group, LLC, a private equity firm(2)
Gary C. Butler	61	1996	President and Chief Executive Officer of Automatic Data Processing, Inc.(3)
Leon G. Cooperman	65	1991	Chairman and Chief Executive Officer of Omega Advisors, Inc., an investment partnership(4)
Eric C. Fast	59	2007	President and Chief Executive Officer of Crane Co.(5)
R. Glenn Hubbard	50	2004	Dean of Columbia University's Graduate School of Business(6)
John P. Jones	57	2005	Retired Chairman and Chief Executive Officer of Air Products and Chemicals, Inc.(7)
Frederic V. Malek	71	1978	Chairman of Thayer Capital Partners, a merchant banking firm(8)
Charles H. Noski	56	2008	Retired Vice Chairman of the Board of AT&T Corporation(9)
Sharon T. Rowlands	50	2008	Former President and Chief Executive Officer of Thomson Financial(10)
Gregory L. Summe	51	2007	Executive Chairman of PerkinElmer, Inc.(11)
Henry Taub	81	1961	Honorary Chairman(12)

(1) Mr. Brenneman has been chairman of CCMP Capital and executive chairman of Quiznos since August 2008. He served as president and chief executive officer of Quiznos from January 2007 until August 2008. He has been chairman and chief executive officer of TurnWorks, Inc., a private equity firm, since April 2006, from October 2002 to July 2004 and also from May 2001 to June 2002. He was chief executive officer of Burger King Corporation from July 2004 to April 2006. Mr. Brenneman is also a director of The Home Depot, Inc.

(2) Mr. Brun is chairman and chief executive officer of Sarr Group, LLC. He is the founder and chairman emeritus of Hamilton Lane. From 1991 until 2005 he was the chairman of Hamilton Lane. He is a trustee of Episcopal Academy in Merion, PA and the University of Buffalo Foundation, Inc. Mr. Brun is also a director of Broadridge Financial Solutions, Inc., Fortune Management, Inc. and Merck & Co., Inc.

(3) Mr. Butler became president and chief executive officer of the company on August 31, 2006. He was president and chief operating officer of the company from April 1998 to August 31, 2006. He is also a director of CIT Group Inc. and Liberty Mutual Holding Company, Inc.

(4) Mr. Cooperman has been chairman and chief executive officer of Omega Advisors, Inc. since 1991.

(5) Mr. Fast has been president and chief executive officer of Crane Co. since April 2001 and a director of Crane Co. since 1999.

(6) Mr. Hubbard was named the dean of Columbia University's Graduate School of Business in 2004 and has been the Russell L. Carson professor of finance and economics since 1994. Mr. Hubbard is a member of the Panel of Economic Advisers for the Congressional Budget Office. From February 2001 until March 2003 he was chairman of the U.S. Council of Economic Advisors. He is also a director of BlackRock Closed-End Funds, Capmark Financial Group, Inc., Duke Realty Corporation, Information Services Group, Inc., KKR Financial Holdings, LLC and MetLife, Inc.

(7) Mr. Jones was chairman of Air Products and Chemicals, Inc. between December 2000 and March 2008. Between December 2000 and October 2007 he served as chief executive officer of Air Products and Chemicals, Inc. He is also a director of Sunoco, Inc.

(8) Mr. Malek has been chairman of Thayer Capital Partners since 1992. He is also a director of CB Richard Ellis Services, Inc. and DuPont Fabros Technology, Inc.

(9) Mr. Noski was corporate vice president and chief financial officer (December 2003 to March 2005) and director (November 2002 to May 2005) of Northrop Grumman Corporation. He served as vice chairman (July 2002 to November 2002), vice chairman and chief financial officer (February 2002 to July 2002) and senior executive vice president and chief financial officer (December 1999 to February 2002) of AT&T Corp. He is a director of Microsoft Corporation, Morgan Stanley, and Air Products and Chemicals, Inc.

(10) Ms. Rowlands was president (from 2000) and chief executive officer and president (from 2004) of Thomson Financial until April 2008.

(11) Mr. Summe has been executive chairman of PerkinElmer, Inc. since February 2008. Between 1999 and February 2008 he served as chairman and chief executive officer of PerkinElmer, Inc. In 2008, Mr. Summe began serving as a senior advisor to Goldman Sachs Capital Partners. Mr. Summe is a director of State Street Corporation.

(12) Mr. Taub has been honorary chairman of our board of directors since 1986.

Stockholder Approval Required

At the 2008 Annual Meeting of Stockholders, directors shall be elected by the affirmative vote of the holders of a majority of the shares represented in person or by proxy and entitled to vote thereon, provided that if the number of nominees exceeds the number of directors to be elected (a situation we do not anticipate), the directors shall be elected by the vote of a plurality of the shares represented in person or by proxy.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE ELECTION OF THE NOMINEES TO THE BOARD OF DIRECTORS.

Corporate Governance

We have a policy that requires our directors to attend the Annual Meetings of Stockholders. All of the current members of the board of directors who were elected at last year's meeting attended our 2007 Annual Meeting of Stockholders.

During fiscal year 2008, our board of directors held six meetings. Except for Mr. Summe, all directors attended at least 75%, in the aggregate, of the meetings of the board of directors and the committees of which they were members. Mr. Summe became a director and a member of the nominating/corporate governance committee on September 10, 2007. The board and committee meeting schedule for fiscal year 2008 had already been set, and he was unable to attend two meetings due to previously scheduled commitments.

The board of directors' categorical standards of director independence are consistent with applicable listing standards and are available online at www.adp.com/about_governance.asp. Directors meeting these standards are considered to be "independent." Ms. Rowlands and Messrs. Brenneman, Brun, Cooperman, Fast, Hubbard, Jones, Malek, Noski and Summe meet these standards and are, therefore, considered to be independent directors. Messrs. Butler and Taub do not meet these standards and are, therefore, not considered to be independent directors. Based on the foregoing categorical standards, all current members of the audit, compensation and nominating/corporate governance committees are independent. Mr. Brun, our independent non-executive chairman of the board, is not a member of any of the board committees.

The table below provides membership and meeting information for each of the committees of the board of directors.

Name	Audit	Compensation	Nominating/Corporate Governance
Gregory D. Brenneman	X (financial expert)	X (chairman)	
Leon G. Cooperman	X (chairman, financial expert)		
Eric C. Fast	X (financial expert)		
R. Glenn Hubbard	X (financial expert)	X	
John P. Jones		X	X (chairman)
Frederic V. Malek			X
Charles H. Noski(*)		X	
Sharon T. Rowlands(*)			X
Gregory L. Summe			X
Meetings held in fiscal 2008	5	7	3

* Became a committee member on August 15, 2008.

Executive sessions

Executive sessions of the non-management directors are held during each board of directors and committee meeting. Until November 2007, the presiding director at each executive session of board of directors' meetings would change and rotate consecutively among the independent chairpersons of the audit, compensation and nominating/corporate governance committees. Since Leslie A. Brun became our independent non-executive chairman of the board on November 13, 2007, he has presided at each such executive session of the board of directors.

Director Nomination Process

When the board of directors decides to recruit a new member it seeks strong candidates who, ideally, meet all of its categorical standards of director independence, and who are, preferably, senior executives of large companies who have backgrounds directly related to our technologies, markets and/or clients. Additionally, candidates should possess the following personal characteristics: *(i)* business community respect for his or her integrity, ethics, principles, insights and analytical ability; and *(ii)* ability and initiative to frame insightful questions, speak out and challenge questionable assumptions and disagree without being disagreeable. The nominating/corporate governance committee will not consider candidates who lack the foregoing personal characteristics. The nominating/corporate governance committee will also consider director candidates recommended by the stockholders. Stockholders wishing to recommend nominees for a director position should submit their recommendations in writing to the nominating/corporate governance committee in care of the company's secretary at our principal executive offices. Candidates recommended by the stockholders will be considered using the same process and evaluation criteria as set forth above for proposed new members recruited by the board of directors.

Retirement Policy

The mandatory retirement age for directors is 72, except as noted below. The mandatory retirement age requirement does not apply to Mr. Taub, the company's founder. Each director will automatically retire from the board of directors at the company's Annual Meeting of Stockholders following the date he or she turns 72. Management directors who are no longer officers of the company are required to resign from the board of directors. However, the chief executive officer, with the board of director's approval, may continue to serve as a director following the date he or she ceases to be our chief executive officer until the next annual meeting of stockholders and, if re-elected at such meeting, may serve one additional year.

Audit Committee

The audit committee acts under a written charter, which is available online at http://www.adp.com/about_governance_audit.asp. The members of the audit committee satisfy the independence requirements of applicable listing standards. The audit committee's principal functions are to:

- assist the board of directors in fulfilling its oversight responsibilities with respect to *(i)* our systems of internal controls regarding finance, accounting, legal compliance and ethical behavior, *(ii)* our auditing, accounting and financial reporting processes generally, *(iii)* our financial statements and other financial information which we provide to our stockholders, the public and others, *(iv)* our compliance with legal and regulatory requirements, and *(v)* the performance of our corporate audit department and our independent auditors;
- appoint, compensate, retain and oversee the work of any accounting firm preparing and issuing an audit report or performing other audit, review or attestation services for us (including resolution of disagreements between management and our independent auditors regarding financial reporting);
- review in advance and pre-approve all services, including fees and other terms of engagement, to be provided by our independent auditors, as permitted by applicable rules and regulations and the Auditor Independence Policy (which is discussed in further detail below under "Independent Registered Public Accounting Firm's Fees");
- review and approve disclosures required to be included in the Securities and Exchange Commission periodic reports filed under the Securities Exchange Act of 1934, as amended; and
- review the performance of our internal auditors and our independent auditors on at least an annual basis.

Nominating/Corporate Governance Committee

The nominating/corporate governance committee acts under a written charter, which is available online at http://www.adp.com/about_governance_corporate.asp. The members of the nominating/corporate governance committee satisfy the independence requirements of applicable listing standards. The principal functions of the nominating/corporate governance committee are to:

- develop policies on the size and composition of the board of directors;
- identify individuals qualified to become members of the board of directors and review candidates for board membership;
- recommend a slate of nominees to the board of directors annually;
- ensure that the audit, compensation and nominating/corporate governance committees of the board of directors have the benefit of qualified and experienced independent directors;
- review and reassess annually the adequacy of the board of directors' corporate governance principles and recommend changes as appropriate;
- oversee the board of directors' annual self-evaluation process;
- advise the board of directors on independence and other corporate governance matters; and
- review and discuss as appropriate with management disclosures relating to independence, governance and director nomination matters.

Compensation Committee

The compensation committee acts under a written charter, which is available online at http://www.adp.com/about_governance_compensation.asp. The members of the compensation committee satisfy the independence requirements of applicable listing standards. In addition, each member of the compensation committee is a "Non-Employee Director" as defined in Rule 16b-3 under the Exchange Act and an "outside director" as defined in the regulations under Section 162(m) of the Internal Revenue Code of 1986, as amended. There were seven meetings of the compensation committee in fiscal year 2008, all of which involved executive sessions with no executives of the company present.

The compensation committee sets and administers our executive compensation program. See "Compensation Discussion and Analysis" below.

The compensation committee is authorized to engage the services of outside advisors, experts and others to assist the committee. For fiscal year 2008, the committee sought advice from Frederic W. Cook & Co., Inc., an independent compensation consulting firm specializing in executive and director compensation.

Communications with all interested parties

All interested parties who wish to communicate with the board of directors, the audit committee or the non-management directors, individually or as a group, may do so by sending a detailed letter to P.O. Box 34, Roseland, New Jersey 07068, leaving a message for a return call at 973-974-5770 or sending an email to adp_audit_committee@adp.com. We will relay any such communication to the non-management director to which such communication is addressed, if applicable, or to the most appropriate committee chairperson, the chairman of the board or the full board of directors, unless, in any case, they are outside the scope of matters considered by the board of directors or duplicative of other communications previously forwarded to the board of directors. Communications to the board of directors, the non-management directors or to any individual director that relate to the company's accounting, internal accounting controls or auditing matters are referred to the chairperson of the audit committee.

Transactions with Related Persons

We did not engage in any related-party transactions in fiscal year 2008.

In June 2008, we adopted a written "Related-Person Transaction Policy" pursuant to which any transaction between ADP and a "related person" in which such related person has a direct or indirect material interest, and where the amount involved exceeds $120,000, must be submitted to our audit committee for review, approval or ratification.

A "related person" means a director, executive officer or beneficial holder of more than 5% of the outstanding shares, or any immediate family member of the foregoing, as well as any entity at which any such person is employed, is a partner or principal (or holds a similar position), or is a beneficial owner of a 10% or greater direct or indirect equity interest. If any of our directors or executive officers is a related person, he or she must inform our general counsel at the earliest practicable time of any plan to engage in a potential related-person transaction.

This policy requires our audit committee to be provided with full information concerning the proposed transaction, including the benefits to ADP and the related person, any alternative means by which to obtain like benefits, and terms that would prevail in a similar transaction with an unaffiliated third party. In considering whether to approve any such transaction, the audit committee will consider all relevant factors, including the nature of the interest of the related person in the transaction and whether the transaction may involve a conflict of interest.

The policy does not apply to the following:

- transactions in which the related person's interest derives solely from his or her service as a director of another entity that is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of less than 10% of the equity interest in another person (other than a general partnership interest) who is a party to the transaction;
- transactions in which the related person's interest derives solely from his or her ownership of our common stock and all holders of common stock received the same benefit on a pro rata basis;
- compensation arrangements of any of our executive officers, other than an individual who is an immediate family member of a related person, that have been approved by the compensation committee of the board of directors;
- compensation arrangements of directors that have been approved by the board of directors; and
- transactions involving services as a bank depositary of funds, transfer agent, registrar, trustee under a trust indenture, or similar services.

Availability of Corporate Governance Documents

Our Corporate Governance Principles and Related-Person Transaction Policy may be viewed online on the company's website at www.adp.com under "Governance" in the "About ADP" section. Our Code of Business Conduct and Ethics and Code of Ethics for Principal Executive Officer and Senior Financial Officers may be found at www.adp.com under "Ethics" in the "About ADP" section. In addition, these documents are available in print to any stockholder who requests them by writing to Investor Relations at the company's headquarters.

Compensation Committee Interlocks and Insider Participation

Messrs. Brenneman, Hubbard, Jones and Noski are the four independent directors who sit on the compensation committee. No compensation committee member has ever been an officer of the company. During fiscal year 2008 and as of the date of this proxy statement, no compensation committee member has been an employee of the company or eligible to participate in our employee compensation programs or plans, other than the 2000 Stock Option Plan under which the non-employee directors receive option grants. None of the executive officers of the company have served on the compensation committee or on the board of directors of any entity that employed any of the compensation committee members or directors of the company.

Compensation of Non-Employee Directors

Pursuant to our 2003 Director Stock Plan, all non-employee directors who served the entire year, other than Mr. Brun, the chairman of our board of directors, were paid an annual retainer of $105,000. $97,000 of the annual retainer was paid in the form of deferred stock units of our common stock, and $8,000 was paid in cash. Mr. Brun received an annual retainer of $200,000, of which $173,000 was paid in the form of deferred stock units of our common stock, and $27,000 was paid in cash. Ms. Rowlands and Mr. Noski, who were initially elected to the board of directors on April 30, 2008, were paid a retainer of $65,000 entirely in the form of deferred stock units. In addition, all non-employee directors were paid $2,000 in cash for each board of directors meeting attended and $1,500 in cash for each committee meeting attended. Further, the chairperson of the audit committee was paid an additional annual retainer of $10,000 in cash and the chairperson of each of the compensation committee and the nominating/corporate governance committee was paid an additional annual retainer of $5,000 in cash.

During fiscal year 2008, the non-employee directors were entitled to participate in the 2000 Stock Option Plan. Upon initial election to the board of directors, a non-employee director receives a grant of options to purchase 5,000 shares of common stock if such director will attend a regularly scheduled board of directors meeting prior to the next Annual Meeting of Stockholders. Thereafter, a non-employee director receives an annual grant of options to purchase 5,000 shares of common stock. All options granted under this plan have a term of ten years and were granted at the fair market value of the common stock as determined by the closing price of our common stock on the New York Stock Exchange Composite Tape on the date of the grant. In November 2007, each non-employee director other than Ms. Rowlands and Mr. Noski was granted options to purchase 5,000 shares of common stock at an exercise price of $47.16 per share. Upon their initial election to the board of directors on April 30, 2008, each of Ms. Rowlands and Mr. Noski were granted options to purchase 5,000 shares of common stock at an exercise price of $44.20 per share.

Twenty percent of all options granted prior to April 30, 2008 become exercisable on the first anniversary of the option's grant date, and twenty percent become exercisable on each successive anniversary date thereafter until all such options become exercisable. Commencing with the April 30, 2008 grants, the options will be exercisable in four equal installments, with the first twenty-five percent becoming exercisable on the first anniversary of the option's grant date, and the remaining three installments becoming exercisable on each successive anniversary date thereafter. The options vest only while a director is serving in such capacity, unless certain specified events occur, such as death or permanent disability, in which case the options immediately vest and become fully exercisable. In addition, non-employee directors who have been non-employee directors for at least ten years will have all of their options vested upon retirement from the board of directors and will have 36 months to exercise their options. Non-employee directors who served as non-employee directors for less than ten years when they retire or otherwise leave the board will not qualify for accelerated vesting, but will have 60 days to exercise their then vested options. Notwithstanding the foregoing, all options will expire no more than ten years from their date of grant.

Non-employee directors elected after August 13, 1997 are not eligible to receive a pension from the company. A non-employee director attaining the age of 70 (who was a director on August 13, 1997) who retires after 20 years of service will receive an annual pension of $25,000 for the remainder of his or her life. If such non-employee director retires after having attained the age of 65 with 15 years of service, he or she will receive an annual pension of $12,500 for the remainder of his or her life.

2008 Proxy Statement

The following table shows compensation for our non-employee directors for fiscal year 2008.

DIRECTOR COMPENSATION TABLE FOR FISCAL YEAR 2008

Name (a)	Fees Earned or Paid in Cash(12) ($) (b)	Stock Awards(13) ($) (c)	Option Awards(14) ($) (d)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(15) ($) (e)	All Other Compensation(16) ($) (f)	Total ($) (g)
Gregory D. Brenneman(1)	$ 43,000	$ 97,000	$ 72,390	$0	$ 27,306	$239,696
Leslie A. Brun(2)	$ 51,000	$ 173,000	$ 75,744	$0	$ 8,241	$307,985
Leon G. Cooperman(3)	$ 40,000	$ 97,000	$ 75,121	$0	$ 27,306	$239,427
Eric C. Fast(4)	$ 20,000	$ 97,000	$ 15,280	$0	$ 21,192	$153,472
R. Glenn Hubbard	$ 28,500	$ 97,000	$ 60,935	$0	$ 26,457	$212,892
John P. Jones(5)	$ 40,000	$ 97,000	$ 54,077	$0	$ 5,179	$196,255
Ann Dibble Jordan(6)	$ 3,500	$ 0	$ 0	$0	$ 1,352	$ 4,852
Frederic V. Malek	$ 31,500	$ 97,000	$ 72,390	$0	$ 7,306	$208,196
Charles H. Noski(7)	$ 4,000	$ 65,000	$ 2,091	$0	$ 0	$ 71,091
Sharon T. Rowlands(8)	$ 4,000	$ 65,000	$ 2,091	$0	$ 0	$ 71,091
Gregory L. Summe(9)	$ 15,000	$ 97,000	$ 15,280	$0	$ 21,192	$148,472
Henry Taub(10)	$ 0	$ 0	$ 0	$0	$ 60,750(17)	$ 60,750
Arthur F. Weinbach(11)	$129,306	$ 0	$ 0	$0	$ 20,473	$149,778

(1) Chairman of the compensation committee – $5,000 annual retainer included in fees earned.

(2) Non-executive chairman of our board of directors since November 13, 2007.

(3) Chairman of the audit committee – $10,000 annual retainer included in fees earned.

(4) Mr. Fast became a director on September 10, 2007.

(5) Chairman of the nominating/corporate governance committee – $5,000 annual retainer included in fees earned.

(6) Ms. Jordan retired on August 9, 2007.

(7) Mr. Noski became a director on April 30, 2008.

(8) Ms. Rowlands became a director on April 30, 2008.

(9) Mr. Summe became a director on September 10, 2007.

(10) Honorary chairman of board of directors since 1986.

(11) Mr. Weinbach served as non-executive chairman of our board of directors until November 13, 2007 and earned $129,306 in fees for this service.

(12) Messrs. Brenneman, Brun, Cooperman, Hubbard, Jones and Malek elected to have all of their board and committee attendance fees deferred under a program that permits the directors to defer up to 100% of annual board and committee fees. Also, Ms. Rowlands and Mr. Noski elected to have their board fees deferred. A director may specify whether, upon separation from the board, he or she would like to receive the amounts in the deferred account in a lump sum payment or in a series of substantially equal annual payments over a period ranging from two to ten years.

(13) Represents annual retainer credited in deferred stock units to a director's annual retainer account. See "2003 Director Stock Plan" below. Amounts set forth in the Stock Awards column represent the dollar amount recognized for financial statement reporting purposes for fiscal year 2008 as computed in accordance with Statement of Financial Accounting Standards No. 123(R). For the methodology of how the SFAS 123R amount is calculated, please see Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2008 included in our annual report on Form 10-K for the fiscal year ended June 30, 2008. See "Director Outstanding Deferred Stock Units" table below for the number of outstanding deferred stock units at fiscal year-end and grant date fair value for each director (which information has been adjusted to reflect the spin-off of our former Brokerage Services Group business on March 30, 2007).

(14) Amounts set forth in the Option Awards column represent the dollar amount recognized for financial statement reporting purposes for fiscal year 2008 as computed in accordance with SFAS 123R, disregarding estimates of forfeitures related to service-based vesting conditions. For the methodology of how SFAS 123R amount is calculated, please see Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2008 included in our annual report on Form 10-K for the fiscal year ended June 30, 2008. See "Director Outstanding Options" table below for additional information on option awards outstanding at June 30, 2008 (which information has been adjusted to reflect the spin-off of our former Brokerage Services Group business on March 30, 2007).

(15) Reflects the aggregate increase in the present value of the pension benefit. Non-employee directors who joined the board after August 13, 1997 are not eligible to receive this benefit. The present value as of June 30, 2007 is determined based on a discount rate of 6.25% and the GATT-2003 mortality table. The present value as of June 30, 2008 is determined based on a discount rate of 6.95% and the RP-2000 white collar mortality table (projected to 2008). The change in the present value of pension benefit for Mr. Cooperman was negative $1,638; Ms. Jordan was negative $18,232; and Mr. Malek was negative $21,911. We reflected $0 for these negative amounts.

(16) Reflects payment of dividend equivalents on deferred stock units for each director in the following amounts: Mr. Brenneman, $7,306; Mr. Brun, $8,241; Mr. Cooperman, $7,306; Mr. Fast, $1,192; Mr. Hubbard, $6,457; Mr. Jones, $5,179; Ms. Jordan, $1,352; Mr. Malek, $7,306; Mr. Summe, $1,192 and Mr. Weinbach, $673. Also includes contributions by the ADP Foundation that match the charitable gifts made by our directors in the following amounts: $20,000 each for Messrs. Brenneman, Cooperman, Fast, Hubbard and Summe, and $19,800 for Mr. Weinbach. The ADP Foundation makes matching charitable contributions in an amount not to exceed $20,000 in a calendar year in respect of any given director's charitable contributions for that charitable year.

(17) Reflects a $50,000 salary earned as an employee, and use of a car leased by the company with an aggregate incremental cost to the company of $10,750.

Director Outstanding Deferred Stock Units

Name	Grant Date	Number of Deferred Stock Units	Grant Date Fair Market Value
Gregory D. Brenneman	11/13/2003	1,538	$ 55,000
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
Leslie A. Brun	11/13/2003	1,538	$ 55,000
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	3,668	$173,000
Leon G. Cooperman	11/13/2003	1,538	$ 55,000
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
Eric C. Fast	11/13/2007	2,056	$ 97,000
R. Glenn Hubbard	11/13/2003	722	$ 27,500
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
John P. Jones	11/11/2004	837	$ 33,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
Frederic V. Malek	11/13/2003	1,538	$ 55,000
	11/11/2004	1,344	$ 55,000
	11/10/2005	1,534	$ 65,000
	11/14/2006	1,462	$ 65,000
	11/13/2007	2,056	$ 97,000
Charles H. Noski	04/30/2008	1,470	$ 65,000
Sharon T. Rowlands	04/30/2008	1,470	$ 65,000
Gregory L. Summe	11/13/2007	2,056	$ 97,000

Director Outstanding Options

Name	Grant Date	Expiration Date	Exercise Price	Grant Date Fair Market Value	Outstanding Stock Options
Gregory D. Brenneman	8/13/2001	8/12/2011	$44.0566	$208,239	13,718
	8/11/2003	8/10/2013	$34.4525	$164,890	13,718
	8/11/2003	8/10/2013	$34.4525	$131,920	10,975
	11/11/2003	11/10/2013	$35.7419	$ 65,625	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
Leslie A. Brun	1/28/2003	1/27/2013	$31.7189	$144,313	13,718
	8/11/2003	8/10/2013	$34.4525	$164,890	13,718
	8/11/2003	8/10/2013	$34.4525	$131,920	10,975
	11/11/2003	11/10/2013	$35.7419	$ 65,625	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
Leon G. Cooperman	11/13/2001	11/12/2011	$50.0249	$202,889	13,718
	8/11/2003	8/10/2013	$34.4525	$164,890	13,718
	8/11/2003	8/10/2013	$34.4525	$131,920	10,975
	11/11/2003	11/10/2013	$35.7419	$ 65,625	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
Eric C. Fast	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
R. Glenn Hubbard	3/17/2004	3/16/2014	$38.0791	$ 79,671	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
John P. Jones	1/27/2005	1/26/2015	$39.4003	$ 53,827	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
Ann Dibble Jordan	1/5/1998	1/4/2008	$27.4636	$117,539	16,462
	1/16/2003	1/15/2013	$33.1677	$144,313	13,718
	8/11/2003	8/10/2013	$34.4525	$164,890	13,718
	8/11/2003	8/10/2013	$34.4525	$131,920	10,975
	11/11/2003	11/10/2013	$35.7419	$ 65,625	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
Frederic V. Malek	11/2/1999	11/1/2009	$43.3390	$117,621	8,231
	8/11/2003	8/10/2013	$34.4525	$164,890	13,718
	8/11/2003	8/10/2013	$34.4525	$131,920	10,975
	11/11/2003	11/10/2013	$35.7419	$ 65,625	5,487
	11/9/2004	11/8/2014	$40.8901	$ 67,929	5,487
	11/8/2005	11/7/2015	$42.3390	$ 57,284	5,487
	11/14/2006	11/13/2016	$44.4119	$ 62,826	5,487
	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
Charles H. Noski	4/30/2008	4/30/2018	$44.2000	$ 39,000	5,000
Sharon T. Rowlands	4/30/2008	4/30/2018	$44.2000	$ 39,000	5,000
Gregory L. Summe	11/13/2007	11/13/2017	$47.1600	$ 53,100	5,000
Arthur F. Weinbach	1/26/2007	11/13/2010	$42.9449	$ 11,255	1,097

2003 Director Stock Plan

The company adopted share ownership guidelines that are intended to promote ownership in the company's stock by our non-employee directors and to align their financial interests more closely with those of other stockholders of the company. Under the share ownership guidelines, and pursuant to the 2003 Director Stock Plan, each non-employee director will be credited with an annual grant of deferred stock units on the date established by the board for the payment of the annual retainer equal in number to quotient of $65,000 (which, for fiscal year 2008, constituted a portion of the overall annual retainer of $105,000), divided by the average of the high and low sale prices of a share of our common stock on the date this amount is credited. Non-employee directors will receive, at their election, the additional $40,000 portion of the overall annual retainer either as deferred stock units or in cash. The annual retainer is fully vested when credited to a director's annual retainer account. When a dividend is paid on our common stock, each director's account is credited with an amount equal to the cash dividend. When a director ceases to serve on our board, such director will receive a number of shares of common stock equal to the number of deferred stock units in such director's account and a cash payment equal to the dividend payments accrued, plus interest on the dividend equivalents from the date such dividend equivalents were credited. The interest will be paid with respect to each twelve month period beginning on November 1 of such period to the date of payment and will be equal to the rate for five-year U.S. Treasury Notes published in The Wall Street Journal on the first business day of November of each such twelve month period plus 0.50%. Non-employee directors do not have any voting rights with respect to their deferred stock units.

Security Ownership of Certain Beneficial Owners and Management

The following table contains information regarding the beneficial ownership of common stock by *(i)* each director and nominee for director of the company, *(ii)* each of our executive officers included in the Summary Compensation Table below (we refer to such executive officers as "named executive officers"), *(iii)* all company directors and executive officers as a group (including the named executive officers), and *(iv)* all stockholders that are known to the company to be the beneficial owners of more than 5% of the outstanding shares of common stock. Unless otherwise noted in the footnotes following the table, each person listed below has sole voting and investment power over the shares of common stock reflected in the table. Unless otherwise noted in the footnotes following the table, the information in the table is as of August 31, 2008 and the address of each person named is P.O. Box 34, Roseland, New Jersey, 07068.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percent
James B. Benson(2)	217,086	*
Gregory D. Brenneman	53,475	*
Leslie A. Brun	56,537	*
Gary C. Butler	1,407,539	*
Leon G. Cooperman(3)	123,576	*
Eric C. Fast	2,056	*
R. Glenn Hubbard	20,187	*
John P. Jones	12,471	*
Frederic V. Malek(4)	58,732	*
S. Michael Martone	326,555	*
Charles H. Noski	1,470	*
Christopher R. Reidy	36,788	*
Sharon T. Rowlands	1,470	*
George I. Stoeckert(5)	322,843	*
Gregory L. Summe	2,056	*
Henry Taub(6)	4,669,028	*
Capital Research Global Investors(7)	41,187,843	8.1%
Directors and executive officers as a group (26 persons, including those directors and executive officers named above)(8)	8,354,975	1.6%

* Indicates less than one percent.

(1) Includes shares that may be acquired upon the exercise of options granted by the company that are exercisable on or prior to October 30, 2008. The shares beneficially owned include: *(i)* the following shares subject to such options granted to the following directors and executive officers: 161,466 (Mr. Benson), 45,541 (Mr. Brenneman), 44,991 (Mr. Brun), 1,073,733 (Mr. Butler), 47,187 (Mr. Cooperman), 12,069 (Mr. Hubbard), 6,582 (Mr. Jones), 42,798 (Mr. Malek), 213,606 (Mr. Martone), and 193,760 (Mr. Stoeckert); and *(ii)* 2,597,486 shares subject to such options granted to the directors and executive officers as a group.

(2) Excludes an aggregate of 1,316 shares of common stock owned outright by members of Mr. Benson's immediate family or by trusts of which members of Mr. Benson's immediate family were potential beneficiaries. Mr. Benson disclaims beneficial ownership of such shares.

(3) Includes 33,455 shares, representing the gain from exercising an option to purchase 38,000 shares of common stock on October 15, 2001. Mr. Cooperman deferred receipt of the shares representing such gain.

(4) Excludes an aggregate of 3,200 shares of common stock owned outright by members of Mr. Malek's immediate family or by trusts of which members of Mr. Malek's immediate family were potential beneficiaries. Mr. Malek disclaims beneficial ownership of such shares.

(5) The number of shares owned by Mr. Stoeckert is based on information as of August 8, 2008.

(6) Excludes an aggregate of 306,149 shares of common stock owned outright by members of Mr. Taub's immediate family or by trusts of which members of Mr. Taub's immediate family were potential beneficiaries. Mr. Taub disclaims beneficial ownership of such shares.

(7) On August 14, 2008, Capital Research Global Investors, located at 333 South Hope Street, Los Angeles, CA 90071, filed a statement on Schedule 13F with the Securities and Exchange Commission to report that it beneficially held 41,187,843 shares of common stock as of June 30, 2008.

(8) Excludes an aggregate of 1,907 shares of common stock owned by members of the immediate families of our non-director officers. The company's non-director officers disclaim beneficial ownership of such shares.

Equity Compensation Plan Information

The following table sets forth information as of June 30, 2008 regarding compensation plans under which the company's equity securities are authorized for issuance:

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in Column (a)) (c)
Equity compensation plans approved by security holders	52,606,661(1)	$40.85	31,008,023(2)
Equity compensation plans not approved by security holders(3)	227,723	$36.69	2,521,116(4),(5),(6)
Total	52,834,384	$40.83	33,529,139

(1) Includes 3,479,492 shares of restricted stock issuable under our two-year performance-based restricted stock programs, Accelerated Revenue Program and 2003 Director Stock Plan. The remaining balance consists of outstanding stock option grants. Weighted average exercise price shown in column *(b)* of this table does not take into account awards under our two-year performance-based restricted stock programs, Accelerated Revenue Program and 2003 Director Stock Plan.

(2) Includes 4,578,545 shares of common stock remaining available for future issuance under the Employees' Savings-Stock Purchase Plan, which shares and weighted average exercise prices are not reflected in columns *(a)* and *(b)* of this table. 4,514,966 shares of common stock are subject to purchase during current purchase periods under the Employees' Savings-Stock Purchase Plan. Also includes 3,500,000 shares and 130,478 shares of common stock remaining available for future issuance under the Amended and Restated Executive Incentive Compensation Plan and 2003 Director Stock Plan, respectively.

(3) Represents *(i)* the 1989 Non-Employee Director Stock Option Plan, *(ii)* the Key Employees' Restricted Stock Plan, and *(iii)* the Amended and Restated Employees' Saving-Stock Option Plan for our employees based in France, none of which have been approved by the company's stockholders. Prior to 2004, the non-employee directors of the company were entitled to participate in the 1989 Non-Employee Director Stock Option Plan pursuant to which options to purchase 12,500 shares of common stock were automatically granted to persons who become non-employee directors. In addition, each non-employee director was granted an additional option to purchase 12,500 shares on the first business day after each fifth anniversary of the date of the initial grant to each such non-employee director, provided that he or she was then still serving in such capacity. All options granted under the 1989 Non-Employee Director Stock Option Plan were granted at the fair market value of the common stock, determined on the basis of the closing price of the common stock in consolidated trading on the date of grant, as reported in *The Wall Street Journal*. Twenty percent of the options granted under the 1989 Non-Employee Director Stock Option Plan became exercisable on each anniversary of the date such options were granted until all such options were exercisable, provided that options became exercisable only if the director was then still serving in such capacity, unless certain specified events occurred such as the death, disability or retirement of a director, in which case the options immediately vested and became fully exercisable. All options granted under the 1989 Non-Employee Director Stock Option Plan have a term of ten years. The material terms of the Key Employees' Restricted Stock Plan are described under "Time-Based Restricted Stock" in Note 13 to the Consolidated Financial Statements included in the company's annual report on Form 10-K for the fiscal year ended June 30, 2008, and the material terms of the Employees' Saving-Stock Option Plan for our employees based in France are described in footnote (6) below.

(4) Following stockholder approval of the amendment to the 2000 Stock Option Plan at the company's 2003 Annual Meeting of Stockholders, the 1989 Non-Employee Director Stock Option Plan was amended to prohibit any future stock option grants thereunder.

(5) Includes 1,592,545 shares of common stock reserved for issuance pursuant to the Key Employees' Restricted Stock Plan.

(6) Includes 928,571 shares of common stock reserved for issuance pursuant to the Employees' Saving-Stock Option Plan for our employees based in France. 192,800 shares of common stock are subject to purchase during current purchase periods under the Employees' Saving-Stock Option Plan. The board of directors adopted the plan in January 1996 and amended it most recently in November 2005. The plan is designed to satisfy French tax requirements and is generally similar in operation to our Employees' Savings-Stock Purchase Plan. The plan offers our French employees an opportunity to purchase shares of common stock at 85% of the market value for such stock at the date the purchase price for the offering is determined. Employees of the company based in France are granted an option to purchase shares of our common stock under annual offerings that commence on January 1 of each calendar year and continue for 48 months to close on December 31 of the fourth year following its commencement. Each eligible employee may elect to receive stock options in each offering that would generally entitle such employee to purchase a whole number of shares of common stock equivalent in value to up to 10% of his or her base salary, based upon a price per share (in U.S. dollars) determined in advance of such offering by the French Stock Option Committee, subject to adjustment for currency rate changes over the term of the offering. Participating employees pay for the exercise of the stock options through monthly payroll deductions taken during the four-year period of each offering, and have the opportunity upon the close of the offering to exercise their stock options (or any portion thereof) and purchase the associated number of shares of common stock. To the extent a participating employee elects to purchase fewer shares of common stock than would be available under his or her full allotment of stock options, such employee would receive the cash remaining from the aggregate payroll deductions after taking into account his or her purchase of shares of common stock.

COMPENSATION DISCUSSION AND ANALYSIS

Introduction

The compensation committee of our board of directors determines the compensation for our key executive officers. This section of the proxy statement explains how our executive compensation programs are designed and operate with respect to our named executive officers (the chief executive officer, the chief financial officer, and the three other most highly compensated executive officers in a particular year) by discussing the following fundamental aspects of our compensation program:

- compensation principles;
- cash compensation;
- long-term incentive compensation; and
- retirement benefits, deferred compensation and other compensation matters and benefits.

Compensation Principles

The compensation committee and our management believe that compensation must be designed to create a direct link between performance and stockholder value. To that end, there are three principles that guide the compensation committee and our management as they make decisions involving our key executives' compensation. These principles are that compensation should be:

- based on *(i)* each key executive's individual performance, *(ii)* the performance of such executive's business unit, and *(iii)* the overall performance of the company;
- closely aligned with the short-term and long-term financial and strategic objectives that build stockholder value; and
- competitive in order to attract and retain executives critical to our long-term success.

Our compensation programs are designed to link pay with relative levels of responsibility among our key executives. Overall targeted compensation opportunities are generally similar for key executives who have comparable levels of responsibility. However, actual compensation amounts may differ depending on performance of a business unit and achievement of individual performance goals.

We design our performance-based compensation so that differences in performance will result in significant differences in the compensation our key executives receive. For example, restricted stock awards under our two-year performance-based restricted stock program can range from no restricted stock being awarded if our fully diluted earnings-per-share from continuing operations growth targets are not met, up to a maximum of 125% of the target award if our fully diluted earnings-per-share from continuing operations growth targets are significantly exceeded. We have adopted this compensation design to provide meaningful incentives for our key executives to achieve excellent results.

The elements of compensation for our named executive officers are base salary, annual cash bonus, restricted stock awards, stock option grants, retirement plans, deferred compensation, and other benefits. We assign all executives to pay grades by comparing their position-specific duties and responsibilities with market data and our internal management structure. Each pay grade has a base salary range, a total annual compensation range (which includes the value of restricted stock awards), and corresponding annual stock option grant ranges.

Total Compensation Market Data

We consult different sets of compensation data reflecting the practices of different groups of businesses to determine competitive compensation practices for our chief executive officer, chief operating officer, and all other named executive officers.

In determining the total cash and equity-based compensation of our chief executive officer, the compensation committee, at its April 2007 meeting, considered an internally prepared study of chief executive officer compensation that contained a comparison of 106 publicly traded companies with annual revenues between $4 billion and $11 billion. We obtained the data for this CEO compensation study from Equilar, Inc., a provider of executive compensation proxy data, and Mercer Human Resources Consulting. The CEO compensation study excluded utility companies because of the regulatory environment in which those companies operate. We analyzed the CEO compensation study data and compared our pay practices with respect to base salary, bonus and long-term equity incentives to the 106 companies included in the CEO compensation study. A group of our executives that does not include any of our named executive officers made CEO pay recommendations to the compensation committee based on this data. The compensation committee's compensation consultant, Frederic W. Cook & Co., Inc., has confirmed that our use of this data is reasonable and customary, given our size and operating structure. The names of the CEO compensation study's participant companies are listed at the end of this Compensation Discussion and Analysis under the caption "CEO Compensation Study Participant Companies."

In determining the total cash and equity-based compensation of our chief operating officer, the compensation committee, at its August 2007 meeting, considered an internally prepared study of chief operating officer compensation. Our COO compensation study reported pay trends based on the data we obtained from Towers Perrin, Hewitt Associates, and Mercer Human Resources Consulting. The data reflected aggregated results of compensation surveys of 54 publicly traded companies with annual revenues between $5 billion and $10 billion, but did not reveal individual data for participating companies.

With respect to the total cash and equity-based compensation of all other executive officers, we considered third-party data reflecting the pay practices of publicly traded companies of similar revenue size that participate in compensation surveys conducted by Towers Perrin, Hewitt Associates, and Mercer Human Resources Consulting. We have consulted the following surveys that were based on data from a broad range of industries:

- Towers Perrin U.S. General Industry Executive Database. Our analysis focused on the 87 companies with revenues between $6 - $10 billion.
- Hewitt Associates TCM Executive Total Compensation by Industry survey. Our analysis focused on the 25 companies with revenues between $5 - $10 billion.
- Mercer Human Resources U.S. General Industry Executive Database. Our analysis focused on the 103 companies with revenues between $5 - $10 billion.

The compensation committee targets annual cash compensation (base salary plus target bonus) of our key executives (including the named executive officers) at approximately the 50th percentile of what we determine are competitive compensation practices, and the value of our long-term incentive compensation programs at approximately the 75th percentile of such competitive compensation practices. The compensation committee targets total cash and equity-based compensation (base salary, target bonus, and the value of long-term incentive compensation program awards and grants) at approximately the 60th percentile of competitive compensation practices. The ability to receive compensation at the 60th percentile of competitive compensation practices is tied directly to our stock performance. Underperformance against our goals will cause our total cash and equity-based compensation level to fall short of this 60th percentile target. Conversely, above-target performance will allow our executive officers (including the named executive officers) to exceed this targeted 60th percentile compensation level.

Differences in Compensation of Our Named Executive Officers

In terms of total pay, Mr. Butler and Mr. Martone were paid significantly more in fiscal year 2008 than our other named executive officers. We have carefully designed the pay mixes for Mr. Butler and Mr. Martone to be competitive when measured against the pay packages their counterparts receive as indicated by the CEO and COO compensation studies. A group of our executives that does not include any of our named executive officers recommended to the compensation committee a base salary amount, a bonus amount and an equity grant size taking into account the results of the CEO and COO compensation studies and history of each of Mr. Butler's and Mr. Martone's historic pay for the prior five years.

The compensation decisions for Mr. Butler and Mr. Martone are guided primarily by competitive compensation practices. The compensation committee has found that due to a unique set of responsibilities and experience required for these positions, competitive compensation packages to chief executive officers and chief operating officers of public companies of size similar to ours are significantly higher than those provided to other named executive officers. When determining the specific compensation level for each of our named executive officers, the compensation committee reviews each individual compensation element based on both the previous year's level, as well as how the proposed level for that individual element would compare to the other executive officers. Then, the compensation committee compares the aggregate level for each named executive officer's compensation against the executive's previous year's totals and against compensation of other executive officers of the company.

Compensation Consultant

The compensation committee has consulted with Frederic W. Cook & Co., Inc. on matters related to the compensation of our key executive officers. Specific matters on which Frederic W. Cook & Co., Inc. provided advice include: the design and mix of executive long-term incentive equity compensation programs; our own efforts to establish CEO pay levels; and the design of the 2008 Omnibus Award Plan. Frederic W. Cook & Co., Inc. has not provided any services to management.

Frederic W. Cook & Co., Inc. examined the mix of restricted stock and options that management proposed to the compensation committee be granted to our named executive officers. Since the proposed mix and size of equity awards and grants was based on the market data management assembled, Frederic W. Cook & Co., Inc. confirmed that the proposals for the named executive officers appeared reasonable and customary, given our size and structure. Frederic W. Cook & Co., Inc. also reviewed our internal CEO compensation study to confirm that the methodology we used was reasonable and customary.

Frederic W. Cook & Co., Inc. has been extensively involved in the development of our 2008 Omnibus Award Plan, which we are submitting for approval at our stockholders meeting. Frederic W. Cook & Co., Inc. advised us on the plan design and features that would best meet our needs for having one incentive compensation plan that may be used to make equity awards and grants to our named executive officers, employees and directors, performance-based cash bonuses to our executives, and deferred share unit awards to our directors. They advised on the terms of the plan and the size and structure of the share pool to be used in the 2008 Omnibus Award Plan.

Cash Compensation

Our annual pay review focuses on base salary, annual bonus and long-term equity incentives. Our compensation committee examines summary compensation sheets detailing the amounts of these compensation components for each of our named executive officers and compares such amounts to competitive compensation practices to determine if a specific component should be increased in relation to other components, while retaining the targeted compensation level.

Base Salary

Base salaries represent a fixed amount paid to each executive for performing his or her normal duties and responsibilities. We determine the amount on the basis of the executive's overall performance, level of responsibility, pay grade, competitive compensation practices data, and comparison to other company executives.

At its August 2007 meeting, the compensation committee considered the findings of the CEO compensation study when it determined Mr. Butler's compensation for fiscal year 2008. This CEO compensation study indicated that chief executive officers included in the study had an annual median base salary of $987,500, a median annual bonus of $1,391,300, a median long-term incentive compensation value of $3,916,500, and median total cash and equity-based compensation of $6,572,000. The compensation committee set Mr. Butler's base salary at $900,000, which placed Mr. Butler at the 34th percentile of the CEO compensation study. Since Mr. Butler's time in the CEO position was less than others in the study, the committee believes that this is an appropriate positioning for our CEO.

Also at its August 2007 meeting, the compensation committee considered the findings of the COO compensation study when it determined Mr. Martone's compensation for fiscal year 2008. This COO compensation study indicated that chief operating officers included in the study had an annual median base salary of $704,200 and median total cash and equity-based compensation of $3,093,100. Effective July 1, 2007, Mr. Martone received a 3.8% merit pay increase as part of his normal annual compensation review based on an assessment of his performance. At its October 26, 2007 meeting, the compensation committee decided to discontinue a practice of reimbursing Mr. Martone for personal use of the company-chartered aircraft and replaced it with a $125,000 annual perquisite allowance and a $75,000 base salary increase. The compensation committee implemented this change to create a consistent perquisite policy for Mr. Butler and Mr. Martone, and to control costs. The foregoing decisions resulted in Mr. Martone receiving in fiscal year 2008 a base salary of $750,000 (63rd percentile of the market as indicated by the COO compensation study) and an annual perquisite allowance of $125,000.

There have been no changes in fiscal year 2008 to base salaries paid to Messrs. Reidy, Benson and Stoeckert, as their merit review date was moved from April 2008 until the beginning of fiscal year 2009 in order for all of our executive officers to have their salary reviewed at one time.

Annual Cash Bonus

Overview

We paid our named executive officers cash bonuses for fiscal year 2008 based on the attainment of individual, business unit and company-wide business goals established at the beginning of the fiscal year. For each position (including the named executive officers), we establish a target bonus amount, which is initially expressed as a percentage of the projected year-end annual base salary. We also assign a percentage value to each bonus component of each named executive officer's annual bonus plan and then determine the target bonus amount linked to each component. We establish these performance ranges to provide our named executive officers with a strong incentive to exceed the targets and a strong disincentive to not achieve them. The maximum bonus payment to our chief executive officer is 200% of his target bonus level. All other named executive officers have a maximum bonus payment of 175% of their respective target bonus levels. There is no minimum payment level.

The compensation committee establishes and approves the annual target bonus objectives and values for each of our executive officers (including each of the named executive officers). Our chief executive officer recommends to the compensation committee the annual target bonus objectives and values for each of our named executive officers, with the following exceptions: our chief executive officer recommends to the compensation committee annual target bonus objectives applicable to him, but not his bonus values, and our chief operating officer recommends to the compensation committee Mr. Stoeckert's bonus objectives. Our named executive officers participate in the discussions surrounding their bonus objectives so that they can provide their input and understand the expectations of each bonus plan component. Each named executive officer receives a final version of his or her individualized bonus plan after it has been approved by the compensation committee. Except in extraordinary circumstances, bonus plan objectives are not modified during the fiscal year.

The compensation committee reviews the performance of each of our executive officers (including each of the named executive officers) relative to their annual fiscal year target bonus plan objectives at its regularly scheduled August meeting, which is the first meeting following the end of our fiscal year. Based on such review, the compensation committee determines and approves the annual cash bonuses for each of our executive officers (including the named executive officers).

Named Executive Officers' Fiscal Year 2008 Target Bonus Objectives

The compensation committee established 20% earnings-per-share growth as a common target bonus objective for each of our named executive officers. Mr. Butler's target bonus objectives limited the payout to two times the target, but did not otherwise specify the payout for achieving earnings-per-share growth higher than 20%. The following table shows the percentage of points allocated to the earnings-per-share growth target objective we will award to our named executive officers other than Mr. Butler based on our actual rate of earnings-per-share growth:

Earnings-Per-Share Growth Percentage		Corresponding Point Percentage
18%	=	50%
19	=	75
20	=	100(target)
21	=	120
22	=	140
23	=	160
24	=	180
25	=	200

2008 Proxy Statement

The compensation committee established 12% revenue growth, excluding acquisitions, as a common target bonus objective for Messrs. Martone, Reidy and Benson. For Mr. Butler, the target revenue growth, excluding acquisitions, was set at 12.5%. Mr. Stoeckert did not have the company-wide target revenue growth as one of his bonus objectives. The following table shows the percentage of points allocated to the revenue growth target objective we will award to Messrs. Martone, Reidy and Benson based on our actual revenue growth:

Revenue Growth Percentage		Corresponding Point Percentage
10.5%	=	25%
11.0	=	50
11.5	=	75
12.0	=	100(target)
12.5	=	125
13.0	=	150
14.0	=	200

The target bonus objectives for our named executive officers are set forth in detail below.

Mr. Butler

The compensation committee set Mr. Butler's fiscal year 2008 target bonus at $1,500,000, or 167% of his year-end base salary of $900,000. This positioned Mr. Butler's target total cash compensation at approximately the 53rd percentile of market median based on the CEO compensation study. The increase of 6.7% in Mr. Butler's target cash compensation for fiscal year 2008 over his fiscal year 2007 targeted total cash compensation is consistent with the 6.8% year-over-year increase for the companies included in the CEO compensation study with respect to chief executive officers who were in the same position the prior year.

When Mr. Butler's base salary and target bonus are combined with the recommended target equity-based awards and grants (as discussed later), his total cash and equity-based compensation is approximately 2% below the median of the CEO compensation study and places Mr. Butler at approximately the 49th percentile of market median based on the CEO compensation study.

Mr. Butler's target bonus objectives and bonus formula for fiscal year 2008 are based on an allocation of up to 1,500 points to ten different target elements. Each point achieved would yield $1,000 of bonus for him. His target bonus is thus $1,500,000. Mr. Butler may achieve up to two times the target point objective for each target element, and thus is eligible for a maximum bonus of $3,000,000. Mr. Butler's bonus depends on the achievement of targets and target point allocations set forth below.

Earnings-Per-Share Growth: 300 points if we achieve target earnings-per-share growth.

Revenue Growth: 250 points if we achieve target revenue growth.

Return on Equity: 100 points if we achieve 24% return on equity from continuing operations. Maximum allocation of 200 points is based on 25.7% return on equity.

Acquisitions: 100 points if we achieve 1.5% to 2.5% of plan revenue through strategic acquisitions.

Corporate Strategy: 100 points if we hire a new vice president of strategy and develop a new core of strategies to maintain our sales and revenue growth rates for fiscal years 2010 through 2012.

Market Share: 100 points if we improve our market share gains from the 2007 fiscal year, with a particular focus on growing our core payroll and tax business and "Administrative Services Only" business, and maintenance of our client base.

Margin improvement: 100 points if action is taken in fiscal year 2008 that would result in 50 to 100 basis points in margin improvement for fiscal year 2009, with a focus on consolidation of facilities, expansion of the business outside the United States and cost-effective locations in the United States, and achievement of $15 million to $20 million of additional annual synergies by consolidating certain functions among various Employer Services business units and the corporate structure.

Strategic Review Initiative: 100 points if we complete a strategic review of our balance sheet, share repurchase levels, dividend policy and develop other methods designed to return excess cash to stockholders.

Succession and Executive Development Objectives: 200 points for the achievement of the following five key milestones in our succession planning and executive development initiatives:

- Continued development of a potential group of successors to our chief executive officer and chief operating officer, with an emphasis on the preparation of individual development plans to be reviewed and coordinated with our board of directors;
- Identification and monitoring of additional potential successors;
- Consolidation of various divisions of our Employer Services business;
- Fostering the success of our chief financial officer, our vice president of Human Resources and our vice president of Corporate Strategy; and
- Implementation of succession planning for positions further down in the organization.

Service Profit Chain: 150 points if we improve our service profit chain by enhancing service quality, increasing client satisfaction and retention levels, and improving associate turnover levels.

Mr. Martone

Upon Mr. Butler's recommendation, the compensation committee in August 2007 approved Mr. Martone's fiscal year 2008 target bonus at $675,000, or 100% of his then projected year-end base salary. This positioned Mr. Martone's target cash compensation at the 48th percentile of the market data based on the COO compensation study. Subsequently, when Mr. Martone's base salary was increased to $750,000, his target bonus became 100% of that amount. This new target total cash compensation positioned Mr. Martone at the 58th percentile of the COO compensation study.

When Mr. Martone's base salary and target bonus are combined with his recommended target equity-based awards and grants, his total cash and equity-based compensation is at the 58th percentile, just below our targeted 60th percentile.

Mr. Martone's target bonus objectives and bonus formula for fiscal year 2008 are based on an allocation of up to 1,000 points among six different target elements. Each point achieved would yield $750 of bonus payment. Mr. Martone may achieve up to 1.75 times the target point objective at maximum performance for each element, and thus is eligible for a maximum bonus of $1,312,500.

Earnings-Per-Share Growth: We will award 200 points if we achieve target earnings-per-share growth.

Revenue Growth: We will award 200 points if we achieve target revenue growth.

Sales Growth and Retention: We have set the following target point allocations for sales growth and retention measures:

- 100 points if we achieve 10% growth in Employer Services sales (200 points for achievement of 12% growth);
- 25 to 50 points for achievement of low-to-mid double-digit growth in Dealer Services sales; and
- 75 points if we achieve a targeted metric, and up to 150 points if we exceed the targeted metric, of Employer Services client retention results.

Market Share: We will award 200 points if target levels are achieved, and 350 points at maximum, in the following five areas:

- Achievement of 1.5% to 2.5% of plan revenue through strategic acquisitions;
- Improvements to our market share gains from the 2007 fiscal year, with a particular focus on growing our core payroll and tax business and "Administrative Services Offering" business, and maintenance of our client base;
- Taking action in fiscal year 2008 that would result in 50 to 100 basis points in margin improvement in our Employer Services business in fiscal year 2009, with a focus on consolidation of facilities, expansion of the business outside the United States and cost-effective locations in the United States, and achievement of $20 million to $30 million of additional synergies by consolidating certain functions among various Employer Services business units and the corporate structure;
- Significant penetration of our "Beyond Payroll" product into our Employer Services client base; and
- Expansion of our Dealer Services International business.

Succession and Executive Development Objectives: We will award 100 points if target levels are achieved, and 175 points at maximum, for the achievement of the following four key milestones in our succession planning and executive development initiatives:

- Continued development of a potential group of successors to our chief executive officer and chief operating officer, with an emphasis on the preparation of updated individual personnel development plans for each of the candidates for succession;
- Enhanced collaboration with our chief executive officer, our vice president of Human Resources and our vice president of Corporate Strategy;
- Successful integration of Employer Services International and Employer Services National Accounts divisions by the end of the third quarter of the 2008 fiscal year; and
- Enhanced involvement in our executive diversity council and related initiatives.

2009 Operating Plan: We will award up to 200 points for developing an operating plan for fiscal year 2009 that would target a double-digit revenue growth.

Mr. Reidy

The compensation committee approved Mr. Reidy's fiscal year 2008 target bonus at $408,000, or 80% of his projected year-end base salary of $510,000. The target bonus as a percentage of Mr. Reidy's base salary is the same as in fiscal year 2007.

Mr. Reidy's target bonus objectives and formula for fiscal year 2008 are based on an allocation of up to 1,125 points among 12 different target elements. Each point achieved would yield approximately $363 of bonus payment. Mr. Reidy may achieve up to 1.75 times the target point objective at maximum performance for each element, and thus is eligible for a maximum bonus of $714,000.

Earnings-Per-Share Growth: We will award 200 points if we achieve target earnings-per-share growth.

Revenue Growth: We will award 200 points if we achieve target revenue growth.

Return on equity: We will award 100 points if target levels are achieved, and 200 points at maximum, if we achieve a 24% return on equity from continuing operations. Maximum allocation of 200 points is based on 25.7% return on equity from continuing operations.

Margin improvement: We will award 100 points if target levels are achieved, and 200 points at maximum, if action is taken in fiscal year 2008 that would result in 50 to 100 basis points in margin improvement for fiscal year 2009, with a focus on consolidation of facilities, expansion of the business outside the United States and cost-effective locations in the United States, and achievement of $20 million to $30 million of additional synergies by consolidating certain functions among various Employer Services business units and the corporate structure.

Strategic Review Initiative: We will award 75 points if target levels are achieved, and 130 points at maximum, if we complete a strategic review of our balance sheet, share repurchase levels, dividend policy and other methods to return excess cash to our stockholders.

Acquisitions: We will award 75 points if target levels are achieved, and 130 points at maximum, if we achieve a 1.5% to 2.5% of plan revenue through strategic acquisitions.

Tax: We will award 75 points if target levels are achieved, and 130 points at maximum, if we reduce our effective tax rate by an additional 150 basis points for fiscal years 2008 and 2009, with a minimum of 30 basis points in fiscal year 2008. A particular focus in this measurement will be our international tax profile and methods for effectively and efficiently returning offshore cash to the United States.

2009 Operating Plan: We will award up to 130 points for developing an operating plan for fiscal year 2009 that would target double-digit revenue growth.

Market Share: We will award 50 points if target levels are achieved, and 85 points at maximum, if we achieve improvements to our market share gains from the 2007 fiscal year, with a particular focus on growing our core payroll and tax business and "Administrative Services Offering" business, and maintenance of our client base.

Investor Relations: We will award 50 points if target levels are achieved, and 85 points at maximum, if we achieve improvements in investor relations, measured largely by Mr. Reidy's personal involvement, his use of effective approaches to large investor conference meetings and his increased involvement with the international investment community.

Executive Development: We will award 50 points if target levels are achieved, and 85 points at maximum, for fostering the success of our corporate controller, the continued review of the organizational structure of our finance department, and personal involvement in margin improvement efforts across our corporate information technology, data centers and Employer Services group.

Leadership: We will award 75 points if target levels are achieved, and 130 at maximum, for quality of leadership accomplishments, including executive committee involvement.

Mr. Benson

The compensation committee approved Mr. Benson's fiscal year 2008 target bonus at $315,000, or 70% of his projected year-end salary of $450,100. The target bonus as a percentage of Mr. Benson's base salary is the same as in fiscal year 2007.

Mr. Benson's target bonus objectives and formula for fiscal year 2008 are based on an allocation of up to 1,000 points among eight different target elements. Each point achieved would yield $315 of bonus payment. Mr. Benson may achieve up to 1.75 times the target point objective at maximum performance for each element, and thus is eligible for a maximum bonus of $551,300.

Earnings-Per-Share Growth: We will award 125 points if we achieve target earnings-per-share growth.

Revenue Growth: We will award 125 points if we achieve target revenue growth.

Margin Improvement: We will award 100 points if target levels are achieved, and 200 at maximum, if action is taken in fiscal year 2008 that would result in 50 to 100 basis points in margin improvement for fiscal year 2009, with a focus on consolidation of facilities, expansion of the business outside the United States and cost-effective locations in the United States, and achievement of $20 million to $30 million of additional synergies by consolidating certain functions among various Employer Services business units and the corporate structure.

Legal Operations Management: We will award 200 points if target levels are achieved, and 350 at maximum, based on Mr. Benson's management of our legal operations in the following areas:

- Holding fiscal year 2008 actual legal expenses below budgeted legal expenses;
- Minimum of litigation activity and adverse legal verdicts;
- Provision of world-class legal services to our business units; and
- Continued development of legal staff needed to serve our business needs in the future.

Security Initiative: We will award 150 points if target levels are achieved, and 265 at maximum, based on Mr. Benson's role in the implementation of a company-wide initiative to enhance security protocols.

2009 Operating Plan: We will award up to 200 points for developing an operating plan for fiscal year 2009 that would target a double-digit revenue growth.

Executive Development: We will award 100 points if target levels are achieved, and 175 at maximum, for development of a potential group of successors to Mr. Benson, and for fostering the success of our vice president of Human Resources and our vice president of Corporate Development.

Leadership: We will award 100 points if target levels are achieved, and 175 at maximum, based on Mr. Benson's measured leadership achievements, including Mr. Benson's role in our improvement of market gains, the nature of the legal and business advice he provides to senior executives, his role in corporate governance matters and his continued collaboration with our chief executive officer and the board.

Mr. Stoeckert

The compensation committee approved Mr. Stoeckert's fiscal year 2008 target bonus at $306,750, or 75% of his projected year-end base salary of $409,000. The target bonus as a percentage of Mr. Stoeckert's base salary is the same as in fiscal year 2007.

Mr. Stoeckert's target bonus objectives and formula for fiscal year 2008 are based on an allocation of up to 100 points among seven different target elements. Each point achieved would yield approximately $3,068 of bonus payment. Mr. Stoeckert may achieve up to 1.75 times the target point objective at maximum performance for each element, and thus is eligible for a maximum bonus of $536,813.

Earnings-Per-Share Growth: We will award 5 points if we achieve target earnings-per-share growth.

Employer Services Financial Performance: We will award 10 points if target levels are achieved, and 20 points at maximum, for successful achievement by our entire Employer Services division of low-to-mid double-digit revenue, net operating income and sales growth over fiscal year 2007 results.

Employer Services International Performance: We will award 40 points if target levels are achieved, and 80 points at maximum, for successful achievement by our Employer Services International division of revenue, net operating income and sales growth over the division's fiscal year 2007 results. Mr. Stoeckert's bonus also includes a metric on his division's client retention results as compared to fiscal year 2007.

Employer Services International Operational Initiatives: We will award 25 points if target levels are achieved, and 43.7 points at maximum, for successful achievement of specific operational objectives in several foreign markets.

Acquisitions: We will award 5 points if target levels are achieved, and 8.8 points at maximum, if we achieve a 1.5% to 2.5% of plan revenue through strategic acquisitions.

Executive Development: We will award 5 points if target levels are achieved, and 8.8 points at maximum, for strengthening the succession planning process, developing of next generation of leaders, and increasing workforce diversity.

Leadership: We will award 10 points if target levels are achieved, and 17.5 at maximum, for quality of leadership accomplishments.

Named Executive Officers' Actual Fiscal Year 2008 Bonuses

The compensation committee approved Messrs. Reidy's and Benson's bonus plans and targeted bonus amounts upon Mr. Butler's recommendation. Both Mr. Martone and Mr. Butler recommended to the compensation committee Mr. Stoeckert's 2008 bonus plan and targeted bonus amount.

At its August 2008 meeting, the compensation committee considered the bonus targets set forth above and the performance of the company, the business units and the individual named executive officers for the 2008 fiscal year. With respect to performance by each named executive officer, the compensation committee assessed which of the individual bonus targets were met, exceeded or not fully achieved and then determined that, in the aggregate, each of our named executive officers exceeded his bonus target objectives. In determining the payout for the achievement of the earnings-per-share growth objective, the compensation committee considered the unfavorable general economic conditions in the United States during most of the 2008 fiscal year, and concluded that the 21% earnings-per-share growth achieved by the company during an economic downturn warranted special recognition. As a result, the compensation committee elected to score each named executive officer at 150% of the target for the earnings-per-share growth target matrix. With respect to Messrs. Martone, Reidy, Benson and Stoeckert, the 150% payout was higher than the 120% payout contemplated by their earnings-per-share growth target matrix. Accordingly, the compensation committee approved the cash bonuses as follows:

Named Executive Officer	Actual Bonus Amount	Bonus Amount as Percentage of Target
Gary C. Butler	$ 2,025,000	135.0%
S. Michael Martone	$ 938,250	125.1%
Christopher R. Reidy	$ 546,300	133.9%
James B. Benson	$ 431,000	136.8%
George I. Stoeckert	$ 368,100	120.0%

Each objective for our named executive officers was satisfied as follows:

Mr. Butler

Points Earned	Payout as % of Target	Target Element
450 points	150%	Earnings-Per-Share Growth
225	90	Revenue Growth
200	200	Return on Equity
50	50	Acquisitions
100	100	Corporate Strategy
120	120	Market Share
180	180	Margin Improvement
150	150	Strategic Review Initiative
350	175	Succession & Development
200	133	Service Profit Chain
2,025 points	**135.0%**	**Total**

Mr. Martone

Points Earned	Payout as % of Target	Target Element
200 points	100%	Revenue Growth
300	150	Earnings-Per-Share Growth
		Sales Growth & Retention
90	70	Employer Services Growth
60	140	Dealer Services Growth
74	90	Employer Services Retention
252	126	Market Share
175	175	Succession & Development
100	100	2009 Operating Plan
1,251 points	**125.1%**	**Total**

Mr. Reidy

Points Earned	Payout as % of Target	Target Element
200 points	100%	Revenue Growth
300	150	Earnings-Per-Share Growth
200	200	Return on Equity
180	180	Margin Improvement
112	150	Strategic Review Initiative
38	50	Acquisitions
130	173	Tax
75	100	2009 Operating Plan
60	120	Market Share
75	150	Investor Relations
60	120	Executive Development
75	100	Leadership
1,505 points	**133.9%**	**Total**

Mr. Benson

Points Earned	Payout as % of Target	Target Element
125 points	100%	Revenue Growth
188	150	Earnings-Per-Share Growth
180	180	Margin Improvement
300	150	Legal Operations Management
225	150	Security Initiative
100	100	2009 Operating Plan
120	120	Executive Development
130	130	Leadership
1,368 points	**136.8%**	**Total**

Mr. Stoeckert

Points Earned	Payout as % of Target	Target Element
7.5 points	150%	Earnings-Per-Share Growth
10.0	100	ES Financial Performance
40.0	100	ES Int'l Performance
37.5	150	ES Int'l Operational Initiatives
2.5	50	Acquisitions
7.5	150	Executive Development
15.0	150	Leadership
120 points	**120.0%**	**Total**

Long-Term Incentive Compensation Programs

We believe that long-term incentive compensation is a significant factor in attracting and retaining key executives (including the named executive officers) and in aligning their interests directly to the interests of our stockholders. Long-term incentives are awarded in the form of restricted stock awards and stock option grants.

Since fiscal year 2007, approximately 60% of the total long-term incentive target compensation has been targeted to come from performance-based restricted stock awards; the remaining 40% has been targeted to come from stock option grants. We believe this mix provides us with a strong executive attraction and retention program.

We use a fixed share grant methodology for devising each award and grant to our named executive officers. Management recommends awards and grants of specific share amounts for each officer. As with base salary and bonus, management provides the compensation committee with a history of its equity grant practices for the preceding five years, plus an analysis of what grant size would keep each grant at the target percentile for that named executive officer when compared to competitive compensation practices management has taken into account. At the request of the compensation committee, Frederic W. Cook & Co., Inc. reviewed the design of our executive long-term incentive compensation program and concluded in its March 2008 written report to the compensation committee that our current approach is a "best practice design that supports the Company's human resources and financial objectives."

The compensation committee targets the value of our long-term incentive compensation programs at approximately the 75th percentile of competitive compensation practices. Prior to the beginning of each fiscal year, we analyze the two-year performance-based restricted stock and stock option targeted award and grant levels to confirm that our desired targeted long-term incentive compensation values are appropriate in the context of the compensation studies referred to under "Total Compensation Market Data" above. When comparing our desired values to these compensation studies, we look at both equity elements in total.

At its August 2007 meeting, the compensation committee approved the following targeted awards of two-year performance-based restricted stock for the program spanning fiscal years 2008 and 2009: Mr. Butler, 35,000 shares; Mr. Martone, 25,000 shares; Mr. Reidy, 13,000 shares; Mr. Benson, 12,000 shares; and Mr. Stoeckert, 10,400 shares.

Also at its August 2007 meeting, the compensation committee approved stock option grants of 200,000 for Mr. Butler and 55,000 for Mr. Martone. At its January 2008 meeting, the compensation committee approved the following stock option grants: Mr. Reidy, 20,000 options; Mr. Benson, 17,000 options; and Mr. Stoeckert, 20,000 options.

The compensation committee approves the performance-based restricted stock target award ranges, stock option grant ranges, and all of the individual equity-based compensation awards and grants to each of our executive officers (including the named executive officers). A group of our executives that does not include any of our named executive officers assists the compensation committee by presenting it with summary compensation sheets when the compensation committee considers the performance-based targeted restricted stock awards recommended to our named executive officers and the stock option grants recommended to our chief executive officer and chief operating officer each August. The summary compensation sheets show up to six years of compensation history for these executive officers, including year-over-year increases, for base salary, target bonus, actual bonus, target total cash, the value of annual restricted stock awards, target total cash and annual restricted stock awards combined (total cash compensation). The summary compensation sheets also show a comparison of each executive officer's total cash compensation as a percentage of the total cash compensation for our chief executive officer and chief operating officer. The compensation committee does not have a total pay target for any named executive officer. The compensation committee uses the summary compensation sheets to monitor total pay trends for each named executive officer, but the size of each pay element is considered separately.

We have employment agreements that impact long-term incentive compensation of Messrs. Butler and Reidy.

Mr. Butler's employment agreement provides that if the performance goals established by the compensation committee under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Butler at least 32,000 shares of restricted stock. Mr. Butler's employment agreement also stipulates that he will be granted stock options for a minimum of 200,000 shares of common stock each fiscal year during the term of the employment agreement. Pursuant to the employment agreement, and in connection with becoming our President and Chief Executive Officer, Mr. Butler received a one-time stock option grant for 150,000 shares of common stock on July 1, 2006. We agreed to all these amounts through an arms-length negotiation between us and Mr. Butler, which was informed by our review of competitive equity compensation practices and restricted stock and option arrangements we had with Mr. Butler's predecessor.

Mr. Reidy's employment agreement provides that if the performance goals established by the compensation committee under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Reidy 13,000 shares of restricted stock. Mr. Reidy's employment agreement also stipulates that, commencing January 1, 2008, he will be granted stock options for a minimum of 20,000 shares of common stock each fiscal year during the term of the employment agreement. We agreed to these amounts through an arms-length negotiation between us and Mr. Reidy. In determining the grant sizes, we took into account restricted stock and option arrangements Mr. Reidy had with his prior employer, our review of competitive equity compensation practices, and compensation arrangements we had with our prior chief financial officer.

Messrs. Butler's and Reidy's employment agreements are summarized in more detail below under "Mr. Butler Employment Agreement" and "Mr. Reidy Employment Agreement," respectively.

Performance-Based Restricted Stock

In fiscal year 2007, the compensation committee largely eliminated our time-based restricted stock program and replaced it with a two-year performance-based restricted stock program to better align the compensation of our key executives (including the named executive officers) with the company's results. The target value of the two-year performance-based restricted stock award for the program spanning fiscal years 2007 and 2008 was designed to equal the number of shares of annual time-based restricted stock that had previously been awarded to each of our executive officers (including the named executive officers). In September 2006, we communicated that under our two-year performance-based restricted stock program an average two-year diluted earnings-per-share from continuing operations growth in fiscal years 2007 and 2008 of more than 13% would be required to receive the awards at the target level and that the awards would be adjusted upward or downward at the end of the performance period as follows:

Average Earnings-Per-Share Growth	Restricted Stock Grant as Percentage of Target
9% or under	0%
more than 9% to 11%	75%
more than 11% to 13%	90%
more than 13% to 18%	100%
more than 18% to 20%	115%
over 20%	125%

Our actual average two-year diluted annual earnings-per share growth rate from continuing operations for fiscal years 2007 and 2008 was 22.6%, resulting in awards of restricted stock at the 125% of target level. These shares of restricted stock will vest fully in March 2009. However, the program provides that if an executive officer (including any named executive officer) terminates his or her employment with the company prior to the March 2009 vesting date, such unvested restricted stock will be forfeited back to us. However, pursuant to our separation agreement with Mr. Stoeckert, he will be permitted to vest in these shares. Please see "Separation Agreement with Mr. Stoeckert" below.

In fiscal year 2008, we started a second offering of our two-year performance-based restricted stock program. The compensation committee determined that, with the exception of Mr. Butler, the size of each named executive officer's target performance-based restricted stock award for the program spanning fiscal years 2008 and 2009 will be equal in size to the original number of target awards (*i.e.*, disregarding subsequent adjustment necessitated by the tax-free spin-off of our former Brokerage Services Group business) for the completed performance period spanning fiscal years 2007 and 2008. Because the total value of Mr. Butler's long-term incentive compensation was below the median in our internally prepared CEO compensation study, the compensation committee increased Mr. Butler's target award of restricted stock by 3,000 shares to the total of 35,000 shares.

In September 2007, we communicated that under our two-year performance-based restricted stock program for fiscal years 2008 and 2009, an average two-year diluted earnings-per-share from continuing operations growth of more than 16% will be required to receive the awards at the target level. We will adjust these awards upward or downward at the end of the performance period as follows:

Average Earnings-Per-Share Growth	Stock Grant as Percentage of Target
12% or under	0%
more than 12% to 14%	75%
more than 14% to 16%	90%
more than 16% to 18%	100%
more than 18% to 20%	115%
over 20%	125%

We believe it is reasonable to expect our named executive officers to help us achieve 16% to 18% average two-year diluted earnings-per-share from continuing operations growth of our stock. Therefore, we have narrowed the range of "target performance" compared to the 2007-2008 performance period and have raised the threshold for minimum performance by 33% (to a 12% average two-year diluted annual earnings-per-share from continuing operations growth rate) to assure that these performance-based restricted stock programs reward only exceptional results. Should we not achieve a 12% average two-year diluted annual earnings-per-share from continuing operations growth rate, we believe that we would have materially underperformed our goal, and thus, our named executive officers would not earn a restricted stock award under this program. Likewise, average two-year diluted earnings-per-share growth above 18% can only be achieved through consistently high performance and thus should be rewarded with above-target awards. Based on our actual fiscal year 2008 diluted earnings-per-share from continuing operations growth of 21.1%, we must achieve a diluted earnings-per-share growth of 10.9% in fiscal year 2009 to satisfy our two-year target under the program spanning fiscal years 2008 and 2009. The compensation committee has the right to grant discretionary awards if the targets are not met, but to date has not exercised this authority.

All executive officers (including the named executive officers) employed with the company on or before September 2007 were recommended to receive a target restricted stock award if we meet our annual average earnings-per-share goal over the July 1, 2007 through June 30, 2009 two-year performance period. If we meet this goal, we will issue shares of restricted stock to our named executive officers in September 2009. These shares will vest fully in March 2010. However, the program provides that if an executive officer (including any named executive officer) terminates his or her employment with the company prior to the March 2010 vesting date, such unvested restricted stock will be forfeited back to us.

Time-Based Restricted Stock

The compensation committee has the right to grant discretionary awards of time-based restricted stock to our executive officers (including the named executive officers). The compensation committee may make these discretionary grants to assist us in the recruitment, promotion or retention of executive officers. After being advised that the current value of Mr. Reidy's total outstanding equity in the company as a percentage of his base salary and annual bonus stood at 134%, the compensation committee determined that this percentage was too low and approved our chief executive officer's recommendation for a special time-based restricted stock award to Mr. Reidy of 6,000 shares of our common stock. This award was designed to aid in the retention of our chief financial officer and will vest in two equal installments on April 30, 2012 and 2013. Our chief executive officer also considered whether to recommend Messrs. Martone and Benson for time-based restricted stock awards, but determined that the value of their unvested equity in the company through previous stock option grants and restricted stock awards provided an adequate level of retention incentive. Our chief executive officer determined not to recommend Mr. Stoeckert for time-based restricted stock award due to Mr. Stoeckert's then pending departure from the company. The compensation committee did not consider Mr. Butler for a grant because it deemed the value of his unvested equity in the company as providing an appropriate level of retention incentive.

Stock Options

The compensation committee approved stock option grants to each of our executive officers during fiscal year 2008 under our 2000 Stock Option Plan. We grant stock options to our named executive officers based upon their pay grades. The grant level for each grade is determined based on our annual review of our long-term incentive compensation program. Our chief executive officer recommends to the compensation committee the number of stock option grants for our executive officers other than the chief executive officer and the chief operating officer. The grant levels for our chief executive officer and chief operating officer are recommended by a group of our executives that does not include any named executive officers, and approved by the compensation committee. The grant levels approved by the compensation committee for fiscal year 2008 were consistent with the grant levels the compensation committee approved for fiscal year 2007. The compensation committee may make additional stock option grants to assist us in the recruitment, promotion or retention of executive officers. We do not reprice or cancel stock options if the price at which our common stock trades is below the stock options' exercise prices. We do not back-date stock options.

The compensation committee typically determines and approves stock option grants for our chief executive officer and our chief operating officer in August as part of a review of their entire compensation packages. While the compensation committee can consider a stock option grant at any time for our executive officers (including the named executive officers), it makes most stock option grants at its January meeting. This date does not coincide with any regularly scheduled announcement or corporate event.

The options granted to our named executive officers vest during periods of up to six years after the date of the grant. This means that option holders nearing the normal retirement age of 65 will experience a decline in their overall annual compensation since a portion of their annual option grants will not vest prior to retirement. In order to mitigate the decline in the value of the option grants, the compensation committee may allow the unvested options of an executive officer who retires from active service upon reaching the age of 65 to vest on his or her date of retirement. An executive officer who turns 60 years of age within the calendar year of the option grant would typically begin to be considered for this acceleration feature. Upon the discretionary recommendation of our chief executive officer, the compensation committee decided at its January 2005, 2006, 2007 and 2008 meetings that options granted to Mr. Benson at such meetings will vest upon his retirement, provided he retires after reaching age 65. Mr. Benson is currently 63 years of age.

At its April 2008 meeting, our compensation committee determined that all future stock option grants should vest over four years. The compensation committee also determined that future retirees over age 55 with at least 10 years of service will continue to vest the stock options that were granted more than 12 months before their retirement date for 36 months after retirement and extended the exercise period for such vested options from 36 to 37 months after retirement. Options owned by holders who become permanently disabled or die after age 55 with at least 10 years of service can now be exercised within 36 months. The compensation committee made these changes by taking into account the advice of Frederic W. Cook & Co., Inc., which indicated that a four-year vesting period as well as the vesting and exercise enhancements were more consistent with the prevailing market practice among other public companies of our size. With respect to the post-retirement vesting, the newly adopted rules implement the compensation's committee desire to have a uniform set of rules that would apply to all option holders, rather then making vesting decisions on a case-by-case basis.

Growth Incentive Program

In fiscal year 2006, the compensation committee approved the Growth Incentive Program, an aggressive long-term cash bonus program for select key executives, including all named executive officers other than Mr. Reidy, who was not our employee for the first 15 months of the performance period. This program terminated after the three-year performance period ended on June 30, 2008.

The program's primary goals were to encourage prudent risk-taking by our key executive officers, increase strategic acquisitions, and accelerate long-term revenue growth while delivering multi-year double-digit diluted earnings-per-share growth. Consequently, for our named executive officers with corporate-wide responsibilities, the compensation committee selected revenue and diluted earnings-per-share from continuing operations growth as the measurements of success. For our named executive officers operating within our business units, the compensation committee assigned revenue and net operating income as performance measures that were best suited to measure the success of the program at a divisional level. The three-year performance targets set by the compensation committee exceeded our internal strategic targets on both a company-wide and business-unit specific basis, assuring that only truly exceptional performance would be rewarded under the program.

The compensation committee assigned three-year average performance targets for the period of July 1, 2005 through June 30, 2008 as follows:

- Mr. Butler, overall revenue growth of 12% and diluted earnings-per-share growth from continuing operations of 22%;
- Mr. Martone, overall revenue growth of 12% and diluted earnings-per-share growth from continuing operations of 22% for the period April 1, 2007 through June 30, 2008 when Mr. Martone held a position of our Chief Operating Officer; and Employer Services domestic business revenue growth of 13% and net operating income growth of 16% for the period July 1, 2005 through March 31, 2007 when Mr. Martone held a position of Group President of our Employer Services business;
- Mr. Benson, overall revenue growth of 12% and diluted earnings-per-share growth from continuing operations of 22%; and
- Mr. Stoeckert, Employer Services international business revenue growth of 10.3% and net operating income growth of 16%.

The maximum potential payment under the Growth Incentive Program was 150% of the targeted amount, with a minimum payment of zero. Unless revenue growth exceeds 10%, the payment was capped at 50% of target. We set target payments for each of the named executive officers as a percentage of the base salary at the time we announced the program in 2005 and at levels that the compensation committee believed would encourage our executives to consistently outperform our internal financial targets. Once established, the targeted awards remained fixed for the duration of the three-year period. The target bonus levels under the Growth Incentive Program were as follows:

- Mr. Butler, $504,000 (70% of his then base salary);
- Mr. Martone, $322,200 (60% of his then base salary);
- Mr. Benson, $187,500 (50% of his then base salary); and
- Mr. Stoeckert, $190,000 (50% of his then base salary).

Results from this fiscal year 2006-2008 program for our named executive officers were as follows:

- overall revenue growth of 11.9% and diluted earnings-per-share growth from continuing operations of 23.3%;
- Employer Services domestic business revenue growth of 11.5% and net operating income growth of 13.2%; and
- Employer Services international business revenue growth of 7.8% and net operating income growth of 24.6%.

The compensation committee decided, upon recommendation of our chief executive officer, that revenue and diluted earnings-per-share gains experienced solely from changes in foreign currency exchange rates should not be included in the calculation of our overall revenue and diluted earnings-per-share growth since such gains do not reflect core business performance. The exclusion of these foreign currency exchange gains reduced our overall performance level and led to lower payments for Messrs. Butler, Martone, and Benson.

Since the Employer Services international business revenue growth results were below the threshold performance level of 9.8%, Mr. Stoeckert did not receive any Growth Incentive Program payments. The payments under the Growth Incentive Program for our other named executive officers were as follows:

- Mr. Butler, $554,405 (110% of his target);
- Mr. Martone, $147,700 (46% of his target); and
- Mr. Benson, $206,251 (110% of his target).

Accelerated Revenue Program

In fiscal year 2007, the compensation committee replaced the Growth Incentive Plan with the two-year performance-based Accelerated Revenue Program. The Accelerated Revenue Program was designed to encourage our key executive officers to achieve double-digit revenue growth by awarding them with shares of our restricted stock if we meet or exceed the average two-year revenue growth targets. At its August 2007 meeting, the compensation committee decided to terminate the Accelerated Revenue Program after the two-year performance period spanning the fiscal years 2007 and 2008 ended on June 30, 2008. The compensation committee determined that our two-year performance based restricted stock program provides sufficient financial reward when extraordinary financial results are achieved and that the continuation of the Accelerated Revenue Program was not warranted.

All of our named executive officers, except Mr. Butler, participated in the Accelerated Revenue Program. After initially including Mr. Butler, the compensation committee decided that he should not participate since, as our chief executive officer, he was directly involved in setting the program's performance targets. The compensation committee assigned two-year average revenue growth performance targets that were consistent with internal strategic operating plans for the period of July 1, 2006 through June 30, 2008, as follows:

- average two-year revenue growth of our entire company of 13.3%;
- average two-year revenue growth of our Employer Services international business of 10%.

In the case of Messrs. Martone, Reidy and Benson, the average two-year revenue growth of our entire company of 13.3% had to be met. In the case of Mr. Stoeckert, the average two-year revenue growth of our Employer Services international business of 10% was applicable. The initial target number of shares of restricted stock for each of Messrs. Martone, Benson and Stoeckert was equal to a percentage (60% for Mr. Martone and 50% for each of Messrs. Benson and Stoeckert) of such named executive officer's July 1, 2006 base salary, divided by $46.91 (the closing price of our common stock on September 22, 2006, the date the compensation committee approved the target grant). The initial target number of shares of restricted stock for Mr. Reidy was equal to 60% of his base salary as of October 2, 2006, the date he joined the company, divided by $46.91. The compensation committee subsequently adjusted these target numbers in April 2007 to maintain the value of the target award in light of the tax-free spin-off of our former Brokerage Services Group business. After such adjustment, the target awards were as follows:

- Mr. Martone, 7,840 shares of restricted stock;
- Mr. Reidy, 7,019 shares of restricted stock;
- Mr. Benson, 4,562 shares of restricted stock; and
- Mr. Stoeckert, 4,623 shares of restricted stock.

The compensation committee decided, upon recommendation of our chief executive officer, that revenue gains experienced solely from changes in foreign currency exchange rates should not be included in the calculation of our overall revenue growth since such gains do not reflect core business performance. We did not meet the average revenue growth targets for our named executive officers and none of our named executive officers received any awards of restricted stock under the Accelerated Revenue Program.

Other Long-Term Incentive Program Considerations

We consider the accounting and tax implications when we design our equity-based and cash compensation programs and when we make awards or grants. We design our programs to minimize accounting costs. The goal is to make only equity-based awards and grants that we can deduct when determining our taxes. However, the overriding consideration when evaluating the pay level or design component of any portion of our executives' compensation is the effectiveness of the component and the stockholder value that management and the compensation committee believe the pay component reinforces.

Both management and the compensation committee aim to maximize the tax deductibility of compensation payments to named executive officers. Our stockholders have approved our incentive plans that are designed and administered to provide performance-based compensation that is awarded to our named executive officers, and therefore not subject to the deduction limits of Section 162(m) of the Internal Revenue Code. The compensation committee may, however, award compensation that is not deductible under Section 162(m) when, in the exercise of the committee's judgment, such pay would be in the best interests of the company and its stockholders.

Separation Arrangement with Mr. Stoeckert

Mr. Stoeckert retired from the company on July 31, 2008. Taking into account the years of valuable service Mr. Stoeckert provided to the company, we agreed to provide separation benefits to him that consist in part of cash payments, credit under our Supplemental Officers Retirement Plan, continued vesting of equity awards and continued participation in our stock plans. The compensation committee also decided to grant Mr. Stoeckert a discretionary bonus of $200,000 to specifically reward his years of valuable service to the company and his performance as president of our Employer Services international business and an additional separation payment of $35,000. The arrangement for Mr. Stoeckert is consistent with the separation arrangements we sometimes provide to departing executives whose long-term service deserves special recognition over and above the fixed pay and benefits that have already been earned before the executive's departure.

Other Compensation Components and Considerations

In addition to the components discussed above, we offer our executive officers (including the named executive officers) retirement benefits, deferred compensation, perquisites, and change in control protection. The compensation committee believes these additional benefits are fair, competitive, consistent with our overall compensation philosophy, and designed to ensure that we can effectively retain our executive officers (including the named executive officers) as well as effectively compete for executive talent.

Retirement Benefits

All executive officers can participate in the Automatic Data Processing, Inc. Retirement and Savings Plan (our 401(k) plan) and are automatically enrolled in the Automatic Data Processing, Inc. Pension Retirement Plan (a tax-qualified defined benefit cash balance pension plan) and the Supplemental Officers Retirement Plan. The Supplemental Officers Retirement Plan provides retirement benefits to our executive officers (including the named executive officers) in excess of those generally available under our qualified cash balance pension plan. The Supplemental Officers Retirement Plan enables us to attract and retain senior and experienced mid to late-career executive talent necessary to achieve growth and provides these executive officers with a retirement benefit targeted to a competitive income replacement ratio at normal retirement age.

Deferred Compensation

All executive officers (including the named executive officers) may defer all or a portion of their annual bonuses into a deferred compensation account. We make this program available to our executive officers to be competitive, to facilitate the recruitment of new executives, and to provide our executive officers with a tax efficient way to save for retirement. Since the deferral accounts are made up of funds already earned by the executive officers, we do not consider the executive's deferred account balances, or investment earnings or losses on such balances, when we make compensation decisions.

Perquisites

Messrs. Butler and Martone receive fixed annual perquisite allowances of $125,000 that they allocate based on their personal needs.

We provide each of our named executive officers the use of automobiles leased by the company, the use of car services, and company-paid life insurance. Consistent with our policy towards all attendees, we pay for the spouses of our named executive officers to accompany them to our annual sales President's Club events. Finally, the ADP Foundation makes contributions that match the charitable gifts made by our executive officers (including the named executive officers) up to a maximum of $20,000 per calendar year.

Change in Control and Severance Arrangements

The Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers is designed *(i)* to retain our executive officers (including the named executive officers) and our staff vice presidents and *(ii)* to align their interests with our stockholders' interests so that they can consider transactions that are in the best interests of our stockholders and maintain their focus without concern regarding how any such transaction might personally affect them. In addition, Mr. Butler, Mr. Martone, and Mr. Reidy have special arrangements described below under "Potential Payments Upon Termination or Change of Control."

Our named executive officers have different separation entitlements from one another. We have developed a practice in which our chief executive officer is entitled to severance equal approximately to three times base salary and bonus under some termination scenarios, while our other named executive officers are entitled to severance equal approximately to one and one-half or two times base salary and bonus. We have found that a higher severance multiple for our chief executive officer is needed in order to attract the individual we believe is best suited for the office. Our chief executive officer is the individual the public and our stockholders most closely identify as the face of the company. He has the greatest individual impact on our success, and he faces the greatest personal risks when the company takes risks.

We typically provide the same severance formula to an individual occupying an office that we have provided historically to the previous occupants of that office. The severance formulas we use for named executive officers are each designed to provide the level of replacement income we feel is appropriate for that office, but the compensation our named executive officers may receive after termination of employment or a change in control is not taken into account when current compensation levels are determined.

Compensation Recovery

We have not adopted an executive compensation recovery policy that would require us to seek reimbursement of compensation to a named executive officer if he or she engaged in misconduct that caused the need for restatement of our financial results. Our 2008 Omnibus Award Plan, however, gives the compensation committee the flexibility to grant cash and equity awards which may be recovered if a recipient engaged in misconduct that caused the need for restatement of our financial results.

Share Ownership Guidelines

The compensation committee established share ownership guidelines to encourage equity ownership among our executive officers (including the named executive officers) in order to reinforce the link between their financial interests and those of our stockholders. We set the share ownership guidelines on the basis of each executive officer's pay grade, expressed as a multiple of the executive officer's base salary on the first day of the fiscal year. Stock ownership (as defined under the guidelines) includes shares owned outright by the executive officer or beneficially through ownership by direct family member (spouse and/or dependent children), or shares owned through our 401(k) plan.

Under our share ownership guidelines, Mr. Butler and Mr. Martone are encouraged to own an amount of our stock equal in value to five times their respective base salaries, while Messrs. Reidy, Stoeckert and Benson are encouraged to own our stock in value equal to three times their respective base salaries. Until an executive officer achieves the ownership minimum, he or she is expected to retain 75% of all restricted stock that has vested and shares received from the exercise of stock options (in each instance, after all taxes have been paid).

The compensation committee determined that as of June 30, 2008, Messrs. Butler, Martone and Benson satisfy the share ownership guidelines. Mr. Reidy, who was hired in fiscal year 2007, did not satisfy the share ownership guidelines as of June 30, 2008. Since Mr. Stoeckert left the company on July 31, 2008, the compensation committee did not consider Mr. Stoeckert's compliance with the share ownership guidelines.

CEO Compensation Study Participant Companies

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Baxter International, Inc.	NRG Energy, Inc.
BB&T Corp.	NVR, Inc.
Beazer Homes USA, Inc.	OfficeMax, Inc.
Becton Dickinson & Co	Oneok Partners LP
Bed Bath & Beyond, Inc.	Owens & Minor, Inc.
Big Lots, Inc.	Pantry, Inc.
BJ Services Co.	Parker Hannifin Corp.
BJ's Wholesale Club, Inc.	Pilgrims Pride Corp.
Black & Decker Corp.	Praxair, Inc.
BorgWarner, Inc.	Regions Financial Corp.
Brinker International, Inc.	Rinker Group Ltd
Campbell Soup Co.	Rockwell Automation, Inc.
Capital One Financial Corp.	Ross Stores, Inc.
CarMax, Inc.	Ryland Group, Inc.
Clorox Co.	SAIC, Inc.
Commercial Metals Co.	Saks, Inc.
Constellation Brands, Inc.	Sanmina-SCI Corp.
Cooper Industries Ltd.	Seagate Technology
Darden Restaurants, Inc.	Shaw Group, Inc.
Dillard's, Inc.	Sherwin Williams Co.
Dollar General Corp.	Smith International, Inc.
Dover Corp.	Solectron Corp.
Energy Transfer Partners L.P.	Sonic Automotive, Inc.
Estee Lauder Companies, Inc.	Starbucks Corp.
Fifth Third Bancorp	State Street Corp.
Foot Locker, Inc.	Stryker Corp.
Fortune Brands, Inc.	SunTrust Banks, Inc.
Frontier Oil Corp.	Synnex Corp.
Genuine Parts Co.	Teppco Partners LP
Goodrich Corp.	Toll Brothers, Inc.
Great Atlantic & Pacific Tea Co, Inc.	V F Corp.
H&R Block, Inc.	W.W. Grainger, Inc.
H. J. Heinz Company	Western Digital Corp.
Harrah's Entertainment, Inc.	Whole Foods Market, Inc.
Hershey Co.	Winn Dixie Stores, Inc.
Hormel Foods Corp.	Wrigley Wm Jr Co.
Hovnanian Enterprises, Inc.	Xl Capital Ltd

COMPENSATION COMMITTEE REPORT

The compensation committee has reviewed and discussed with management the foregoing Compensation Discussion and Analysis section of the company's 2008 proxy statement. Based on its review and discussions with management, the compensation committee recommended to the board of directors that the Compensation Discussion and Analysis be included in the company's 2008 proxy statement.

Compensation Committee
of the Board of Directors

Gregory D. Brenneman, Chairman
Leslie A. Brun
R. Glenn Hubbard
John P. Jones
Frederic V. Malek

COMPENSATION OF EXECUTIVE OFFICERS

The following table summarizes the compensation of our named executive officers for fiscal year 2008.

Summary Compensation Table For Fiscal Year 2008

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)(5)	Option Awards ($)(6)	Non-Equity Incentive Plan Compensation ($)(7)	Change in Pension Value and Nonqualified Deferred Compensation Earnings ($)(8)	All Other Compensation ($)(9)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
Gary C. Butler	2008	$900,000	$ 0	$2,168,340	$2,631,808	$2,579,405	$1,095,792	$218,628	$9,593,973
President and Chief Executive Officer	2007	$850,005	$ 0	$2,240,346	$2,912,136	$2,330,000	$ 928,838	$246,132	$9,507,457
Christopher R. Reidy....	2008	$510,000	$ 21,780(2)	$ 944,519	$ 283,461	$ 524,520	$ 99,853	$ 36,623	$2,420,756
Chief Financial Officer	2007	$377,500	$ 0	$1,010,121	$ 199,098	$ 648,100	$ 58,981	$ 19,719	$2,313,519
S. Michael Martone.....	2008	$750,000	$ 45,000(2)	$1,354,615	$ 595,832	$1,040,950	$ 707,431	$253,893	$4,747,721
Chief Operating Officer	2007	$581,365	$ 0	$1,387,966	$ 464,794	$ 874,000	$ 580,566	$451,199	$4,339,890
James B. Benson	2008	$450,063	$ 11,970(2)	$ 633,922	$ 246,606	$ 625,281	$ 400,203	$ 52,572	$2,420,617
General Counsel and Secretary	2007	$405,017	$ 150,000(3)	$ 685,953	$ 254,113	$ 488,200	$ 295,800	$ 71,229	$2,350,312
George I. Stoeckert(1)...	2008	$409,034	$ 204,600(4)	$ 578,014	$ 654,557	$ 363,500	$ 281,358	$126,519	$2,617,582
President, Employer Services-International	2007	$398,660	$ 0	$ 638,092	$ 285,931	$ 461,400	$ 276,469	$ 64,605	$2,125,157

(1) Mr. Stoeckert ceased to be an executive officer on June 30, 2008 and retired from the company on July 31, 2008.

(2) The compensation committee elected to score each named executive officer at 150% of the target for the earnings-per-share growth target matrix, and not at the 120% as contemplated by the bonus target objectives applicable to Messrs. Reidy, Martone, Benson and Stoeckert. The amount paid over and above the 120% contemplated by the bonus target objectives is reported in this column.

(3) Discretionary bonus recognizing Mr. Benson's efforts related to the spin-off of our former Brokerage Services Group business completed on March 30, 2007.

(4) The amount reported in this column reflects *(i)* a discretionary bonus of $200,000 in recognition of Mr. Stoeckert's years of service and performance as President, Employer Services—International and *(ii)* the amount paid with respect to the earnings-per-share growth target matrix that is over and above the 120% contemplated by the applicable bonus target objective.

(5) Amounts set forth in the Stock Awards column represent the dollar amount recognized for financial statement reporting purposes for fiscal years 2008 and 2007 as computed in accordance with SFAS 123R, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2008 included in our annual report on Form 10-K for the fiscal year ended June 30, 2008, and Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2007 included in our annual report on Form 10-K for the fiscal year ended June 30, 2007.

(6) Amounts set forth in the Option Awards column represent the dollar amount recognized for financial statement reporting purposes for fiscal years 2008 and 2007 as computed in accordance with SFAS 123R, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in

these calculations, see Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2008 included in our annual report on Form 10-K for the fiscal year ended June 30, 2008, and Note 14 to our audited consolidated financial statements for the fiscal year ended June 30, 2007 included in our annual report on Form 10-K for the fiscal year ended June 30, 2007.

(7) Performance-based bonuses, including payments under the Growth Incentive Program, are shown in this column. The 2008 payments under the annual cash bonus program and the Growth Incentive Program, respectively, were as follows: Mr. Butler, $2,025,000 and $554,405; Mr. Martone, $893,250 and $147,700; and Mr. Benson, $419,030 and $206,251. Mr. Reidy received an annual cash bonus of $524,520 and Mr. Stoeckert received an annual cash bonus of $363,500. Mr. Reidy did not participate in the Growth Incentive Program. Mr. Stoeckert did not receive any payments under the Growth Incentive Program because the Employer Services international business revenue growth results were below the threshold performance level.

(8) Amounts shown reflect the aggregate increase during the last fiscal year in the present value of the executive's benefit under our tax-qualified cash balance pension plan, the Automatic Data Processing, Inc. Pension Retirement Plan, and our non-qualified supplemental retirement plan, the Supplemental Officers Retirement Plan. The Pension Retirement Plan and the Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the present value as of June 30, 2006 using the RP-2000 white collar mortality table, a 4.75% interest crediting rate for the pension plan, and a 6.25% discount rate; we calculated the present value as of June 30, 2007 using the RP-2000 white collar mortality rate (projected to 2007), a 4.75% interest crediting rate for the pension plan, and a 6.25% discount rate; and we calculated the present value as of June 30, 2008 using the RP-2000 white collar mortality rate (projected to 2008), a 4.50% interest crediting rate for the pension plan, and a 6.95% discount rate. The change in 2008 in the present value of the Pension Retirement Plan was negative $31,173 for Mr. Butler, negative $65,721 for Mr. Martone, and negative $73,360 for Mr. Stoeckert; we reflected $0 for these amounts.

(9) Please refer to the "All Other Compensation" table below for further information.

ALL OTHER COMPENSATION FOR FISCAL YEAR 2008

Name	Other Benefits (1)	Tax Payments (2)	Perquisite Allowance (3)	Aircraft Use (4)	Matching Charitable Contributions (5)
Gary C. Butler	$ 63,989	$17,639	$125,000	$0	$12,000
Christopher R. Reidy	$ 25,873	$ 500	$ 0	$0	$10,250
S. Michael Martone	$ 79,003	$43,390	$125,000	$0	$ 6,500
James B. Benson	$ 32,572	$ 0	$ 0	$0	$20,000
George I. Stoeckert	$105,205	$ 1,314	$ 0	$0	$20,000

(1) Other Benefits include:

a. Actual cost to the company of leasing automobiles (and covering related maintenance, registrations and insurance fees) used for personal travel: Mr. Butler, $10,460; Mr. Reidy, $8,020; Mr. Martone, $12,065; Mr. Benson, $12,065; and Mr. Stoeckert, $15,565.

b. Amount paid by the company on behalf of the executives' spouses who accompanied such executives on business travel: Mr. Reidy, $1,969; Mr. Martone, $1,313; and Mr. Stoeckert, $3,457.

c. Relocation expense: Mr. Martone, $32,221.

d. Matching contributions to the company's 401(k) plan: $7,830 each for Messrs. Butler, Martone, Benson and Stoeckert, and $4,860 for Mr. Reidy.

e. Dividends paid on restricted stock included in the Stock Awards column of the Summary Compensation Table: Mr. Butler, $44,163; Mr. Reidy, $9,750; Mr. Martone, $24,038; Mr. Benson, $11,504; and Mr. Stoeckert, $10,784.

f. Life insurance and accidental death and dismemberment premiums paid by the company: Mr. Butler, $1,116; Mr. Reidy, $854; Mr. Martone, $1,116; Mr. Benson, $753; and Mr. Stoeckert, $685.

g. Allowance for annual physical examination: $420 for each named executive officer.

h. Amount paid for accrued and unused vacation: Mr. Stoeckert, $31,464.

i. Special separation payment: Mr. Stoeckert, $35,000.

(2) Tax Payments include:

a. Gross-up in respect of taxable travel benefits: $500 each for Messrs. Reidy and Martone, and $1,314 for Mr. Stoeckert.

b. Gross-up for relocation expense: Mr. Martone, $27,961.

c. Gross-up for taxable benefit of personal use of aircraft chartered by the company: Mr. Butler, $17,639; and Mr. Martone, $14,929.

(3) Pursuant to the provisions of his employment agreement, Mr. Butler has an annual perquisite allowance of $125,000. In October 2007, the compensation committee decided to discontinue a practice of reimbursing Mr. Martone for personal use of the company-chartered aircraft and replaced it with a $125,000 annual perquisite allowance and a $75,000 base salary increase.

(4) Mr. Butler used a significant portion of his perquisite allowance of $125,000 to fully reimburse the company for his personal use of aircraft chartered by the company and the incremental cost to the company of his personal use of aircraft owned by the company. Mr. Martone used his entire annual perquisite allowance to offset the incremental cost to the company of providing him with personal use of aircraft chartered by the company and reimbursed the company for the incremental cost to the company in excess of $125,000. Personal use of the aircraft benefit is valued at the actual incremental cost to the company of providing the benefit to the executive. With respect to the aircraft chartered by the company, the incremental cost is the contracted per-hour cost, including empty aircraft positioning costs, plus any fuel surcharges, additional catering or landing fees, taxes and segment fees. With respect to the aircraft owned by the company, the incremental cost is calculated by multiplying the personal flight time, including empty aircraft positioning time, by the aircraft's hourly variable operating cost. Variable operating cost includes maintenance, fuel, cleaning, landing fees, flight fees, catering, and crew traveling expenses, including hotels, meals, and transportation. Since the aircraft owned by the company is primarily used for business travel, we do not include the fixed costs that do not change based on usage, such as crew salaries as well as hangar, insurance and management fees. Since Messrs. Butler and Martone have reimbursed the company for their personal use of the aircraft, there are no amounts shown in this column.

(5) Reflects matching charitable contributions made by the ADP Foundation in an amount not to exceed $20,000 in a calendar year in respect of any named executive officer's charitable contributions for that calendar year.

GRANTS OF PLAN-BASED AWARDS TABLE FOR FISCAL YEAR 2008

Name	Grant Date	Date of Corporate Action	Plan Under Which Grant Was Made	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards: Threshold $	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards: Target $	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards: Maximum $	Estimated Future Payouts Under Equity Incentive Plan Awards: Threshold #	Estimated Future Payouts Under Equity Incentive Plan Awards: Target #	Estimated Future Payouts Under Equity Incentive Plan Awards: Maximum #	All Other Stock Awards: Number of Shares of Stock or Units #	All Other Option Awards: Number of Securities Underlying Options #	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
(a)	(b)	(bb)		(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
Gary C. Butler	—		Cash bonus	$0	$1,500,000	$3,000,000							
	9/21/2007	8/9/2007	2-Yr PBRS				0	35,000	43,750				$1,951,688
	8/9/2007	8/9/2007	2000 SOP								200,000	$ 47.55	$2,268,000
Christopher R. Reidy	—		Cash bonus	$0	$ 408,000	$ 714,000							
	9/21/2007	8/9/2007	2-Yr PBRS				0	13,000	16,250				$ 724,913
	4/30/2008	4/30/2008	TBRS							6,000			$ 265,200
	1/31/2008	1/31/2008	2000 SOP								20,000	$ 40.28	$ 156,000
S. Michael Martone	—		Cash bonus	$0	$ 750,000	$1,312,500							
	9/21/2007	8/9/2007	2-Yr PBRS				0	25,000	31,250				$1,394,063
	8/9/2007	8/9/2007	2000 SOP								55,000	$ 47.55	$ 623,700
James B. Benson	—		Cash bonus	$0	$ 315,000	$ 551,300							
	9/21/2007	8/9/2007	2-Yr PBRS				0	12,000	15,000				$ 669,150
	1/31/2008	1/31/2008	2000 SOP								17,000	$ 40.28	$ 132,600
George I. Stoeckert	—		Cash bonus	$0	$ 306,750	$ 536,813							
	9/21/2007	8/9/2007	2-Yr PBRS				0	10,400	13,000				$ 579,930
	1/31/2008	1/31/2008	2000 SOP								20,000	$ 40.28	$ 156,000

In the foregoing Grants of Plan-Based Awards table, we refer to our two-year performance-based restricted stock program as 2-Yr PBRS, to our time-based restricted stock program as TBRS, and to our 2000 Stock Option Plan as 2000 SOP.

The grant dates shown in column (b) of the table were determined pursuant to SFAS 123R. Column (bb) of the table shows the actual dates on which our compensation committee:

- set target award amounts under the two-year performance-based restricted stock program;
- awarded restricted stock under the time-based restricted stock program; and
- granted stock options under the 2000 Stock Option Plan.

With respect to Messrs. Butler and Reidy, the foregoing awards and grants were made pursuant to employment agreements with the company dated June 28, 2006 and August 1, 2006, respectively, which are summarized below.

We computed the grant date fair value of each restricted stock award and option grant shown in column (l) in accordance with SFAS 123R, disregarding estimates of forfeitures related to service-based vesting conditions. For additional information about the assumptions used in these calculations, see Note 13 to our audited consolidated financial statements for the fiscal year ended June 30, 2008 included in our annual report on Form 10-K for the fiscal year ended June 30, 2008.

Mr. Butler Employment Agreement

Mr. Butler entered into an employment agreement with the company on June 28, 2006. The agreement provides for successive one-year terms beginning on August 31, 2006 unless terminated by the company or Mr. Butler at least six months before the end of the applicable one-year term.

Mr. Butler's annual base salary is at least $850,000, and his annual target bonus is at least $1,200,000. The actual bonus paid to Mr. Butler is based upon his accomplishment of pre-established performance goals established by the compensation committee. If the performance goals established by the compensation committee under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Butler at least 32,000 shares of restricted stock. If the performance goals for any such program are exceeded or are not achieved, the number of shares of restricted stock issued to Mr. Butler will be increased or decreased, as appropriate.

Pursuant to the employment agreement, Mr. Butler received a one-time stock option grant for 150,000 shares of common stock on July 1, 2006. In addition, Mr. Butler will be granted stock options for a minimum of 200,000 shares of common stock each fiscal year during the term of the employment agreement. Subject to the attainment of any pre-established performance goals that may be set by the compensation committee (in its sole discretion), each stock option will vest in five equal annual installments of 20% each, commencing one year after the applicable grant date.

The company will pay Mr. Butler a perquisite allowance of $125,000 each fiscal year. The salary, bonus, stock and other arrangements for Mr. Butler will be reviewed annually by the compensation committee and may be increased in its sole discretion. Mr. Butler is also entitled to participate in all of the company's then current pension, 401(k), medical and health, life, accident, disability and other insurance programs, stock purchase and other plans and arrangements (including all policies relating to the exercise of stock options following a person's retirement from, or cessation of employment with, the company) that are generally available to other senior executives of the company.

Mr. Butler's employment agreement also contains provisions related to the change in control or termination, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

Mr. Reidy Employment Agreement

Mr. Reidy entered into an employment agreement with the company on August 1, 2006. Mr. Reidy's annual base salary is at least $500,000, and his annual target bonus is at least $400,000. The actual bonus paid to Mr. Reidy is based upon his accomplishment of pre-established performance goals established by the compensation committee. If the performance goals established by the compensation committee under the applicable two-year performance-based restricted stock program have been achieved at the 100% target level, the company will issue Mr. Reidy 13,000 shares of restricted stock. If the performance goals for any such program are exceeded or are not achieved, the number of shares of restricted stock issued to Mr. Reidy will be increased or decreased, as appropriate. Commencing in January 2008, Mr. Reidy will be granted stock options for a minimum of 20,000 shares of common stock each fiscal year during the term of the employment agreement.

Mr. Reidy's employment agreement also contains provisions related to his non-voluntary termination from the company, which are summarized below under "Potential Payments to Named Executive Officers Upon Termination or Change In Control."

Stock Options

We currently grant stock options under our 2000 Stock Option Plan with an exercise price equal to our closing stock price on the date of grant and with a term of up to ten years. Options granted before January 2007 have an exercise price equal to the average of the high and the low sales prices of our stock on the day of grant. Options vest over a five-year period, beginning on the second anniversary of the grant date (for all key executives of the company, including the named executive officers other than Mr. Butler, whose options start vesting on the first anniversary of the grant date), or the first anniversary of the grant date (for all other optionees). All such options vest only while an executive is employed by the company, unless certain specified events occur, such as death or disability, in which case the options immediately vest and become fully exercisable. Stock options expire no more than ten years from their date of grant.

An optionee has no rights as a stockholder with respect to any shares covered by his or her options until the options are exercised. During the life of the optionee, the option is exercisable only by him or her. No option is exercisable more than 60 days after termination of employment. Notwithstanding the foregoing, if termination is due to the total and permanent disability of the optionee, vested options remain exercisable for 12 months after termination (unless such person dies during such 12-month period, in which case the period applicable in case of death applies) or, if termination is due to the death of an optionee, vested options remain exercisable until the earlier of six months after the appointment and qualification of an executor or administrator of the deceased optionee's estate or 12 months after the death of the optionee. In addition, if the optionee is at least 55 years of age at the time of retirement and has completed at least 10 years of service with the company, then vested options will remain exercisable for a period of 36 months from the date of such person's retirement (unless such person dies during such 36-month period, in which case other periods apply), or, if such retiree has five (but less than 10) years of service with the company, then vested options will remain exercisable for a period of 12 months from the date of such person's retirement (unless such person dies during such 12-month period, in which case the period applicable in the event of death applies).

If our board of directors decides it is in the best interest of the company for Mr. Martone to retire on or after July 1, 2009 and prior to his 65th birthday, all of Mr. Martone's unvested stock options will vest as of his designated retirement date.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END 2008

		Option Awards				Stock Awards			
Name (a)	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) (Exercis-able)(2) (b)	Number of Securities Underlying Unexercised Options (#) (Unexercis-able)(2) (c)	Option Exercise Price ($)(2) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4) (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3) (i)
Gary C. Butler	7/26/1999	109,750		$ 38.01	7/25/09				
	10/18/1999	65,850		$ 40.06	10/17/09				
	8/14/2000	109,750		$ 51.11	8/14/10				
	8/13/2001	109,750		$ 44.06	8/13/11				
	9/21/2001	8,780		$ 39.64	9/20/11				
	7/22/2002	76,825		$ 29.38	7/21/12				
	7/22/2002	10,864		$ 29.38	7/21/12				
	8/12/2002	109,750		$ 33.58	8/11/12				
	8/11/2003	42,802	28,535	$ 34.45	8/10/13				
	8/11/2003	88,898	59,264	$ 34.45	8/10/13				
	8/11/2004	39,510	59,265	$ 35.56	8/10/14				
	8/11/2005	21,950	87,800	$ 40.51	8/10/15				
	7/1/2006	76,825	307,300	$ 41.50	6/30/16				
	8/9/2007		200,000	$ 47.55	8/8/17				
	9/27/2005					3,750	$ 157,125		
	9/22/2006					13,334	$ 558,695		
	9/10/2008					43,900	$1,839,410		
	—							43,750	$1,833,125
Christopher R. Reidy . . .	10/2/2006		82,312	$ 42.98	10/1/16				
	1/31/2008		20,000	$ 40.28	1/30/2018				
	4/30/2008					6,000	$ 251,400		
	9/10/2008					17,833	$ 747,203		
	—							16,250	$ 680,875
S. Michael Martone	5/15/2000	27,437		$ 46.90	5/15/10				
	5/15/2001	27,437		$ 48.12	5/14/11				
	9/21/2001	4,801		$ 39.64	9/20/11				
	5/14/2002	27,437		$ 48.36	5/13/12				
	7/22/2002	27,437		$ 29.38	7/21/12				
	7/22/2002	5,991		$ 29.38	7/21/12				
	5/13/2003	21,949	5,488	$ 31.28	5/12/13				
	8/11/2003	17,560	4,390	$ 34.45	8/10/13				
	5/11/2004	19,755	13,170	$ 42.30	5/10/14				
	8/11/2004	14,706	22,060	$ 35.56	8/10/14				
	1/27/2006	7,353	29,413	$ 40.70	1/26/16				
	1/26/2007		60,362	$ 42.94	1/25/17				
	8/9/2007		55,000	$ 47.55	8/8/17				
	9/27/2005					1,375	$ 57,613		
	9/22/2006					2,750	$ 115,225		
	9/10/2008					34,296	$1,437,002		
	—							31,250	$1,309,375

		Option Awards				Stock Awards			
Name (a)	Grant Date(1)	Number of Securities Underlying Unexercised Options (#) (Exercisable)(2) (b)	Number of Securities Underlying Unexercised Options (#) (Unexercisable)(2) (c)	Option Exercise Price ($)(2) (d)	Option Expiration Date (e)	Number of Shares or Units of Stock That Have Not Vested (#) (f)	Market Value of Shares or Units of Stock That Have Not Vested ($)(3) (g)	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#)(4) (h)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($)(3) (i)
James B. Benson.......	10/18/1999	27,437		$ 40.06	10/17/09				
	10/17/2000	21,950		$ 54.59	10/17/10				
	9/21/2001	2,880		$ 39.64	9/20/11				
	10/22/2001	21,950		$ 44.96	10/21/11				
	7/22/2002	21,950		$ 29.38	7/21/12				
	7/22/2002	3,621		$ 29.38	7/21/12				
	11/12/2002	17,560	4,390	$ 38.65	11/11/12				
	8/11/2003	13,169	3,293	$ 34.45	8/10/13				
	11/11/2003	16,463	10,974	$ 35.74	11/10/13				
	1/27/2005	7,462	11,195	$ 39.40	1/26/15				
	1/27/2006	3,731	14,926	$ 40.70	1/26/16				
	1/26/2007		18,657	$ 42.94	1/25/17				
	1/31/2008		17,000	$ 40.28	1/30/18				
	9/27/2005					667	$ 27,947		
	9/22/2006					1,334	$ 55,895		
	9/10/2008					16,462	$ 689,758		
	—							15,000	$ 628,500
George I. Stoeckert.....	10/29/1998	43,900		$ 34.72	10/28/08				
	10/18/1999	27,437		$ 40.06	10/17/09				
	10/17/2000	21,950		$ 54.59	10/17/10				
	9/21/2001	3,594		$ 39.64	9/20/11				
	10/22/2001	21,950		$ 44.96	10/21/11				
	7/22/2002	21,950		$ 29.38	7/21/12				
	7/22/2002	4,444		$ 29.38	7/21/12				
	11/12/2002	17,560	4,390	$ 38.65	11/11/12				
	8/11/2003	17,560	4,390	$ 34.45	8/10/13				
	11/11/2003	19,755	13,170	$ 35.74	11/10/13				
	1/27/2005	8,780	13,170	$ 39.40	1/26/15				
	1/27/2006	4,390	17,560	$ 40.70	1/26/16				
	1/26/2007		21,950	$ 42.94	1/25/17				
	1/31/2008		20,000	$ 40.28	1/30/18				
	9/27/2005					834	$ 34,945		
	9/22/2006					1,667	$ 69,847		
	9/10/2008					14,267	$ 597,787		
	—							13,000	$ 544,700

(1) We have included in the table awards under our two-year performance-based restricted stock program spanning fiscal years 2007 and 2008. Such awards were formally made on September 10, 2008.

(2) The option awards and exercise price of options granted prior to March 30, 2007 have been adjusted to reflect the spin-off of our former Brokerage Services Group business on March 30, 2007.

(3) Market value based on June 30, 2008 closing price of our common stock of $41.90 per share.

(4) Equity Incentive Plan Awards reflect the 2008-2009 two-year performance-based restricted stock program awards that are subject to achievement of target level performance. Since our performance during the first year of the 2008-2009 performance-based restricted stock program would result in awards at the 125% level, we report the number of shares to be awarded at the conclusion of the program based on achieving the 125% level.

OUTSTANDING EQUITY AWARDS VESTING SCHEDULE FOR FISCAL YEAR 2008

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
Gary C. Butler	7/26/1999	20% vested on 7/26/2001; 20% vested on 7/26/2002; 40% vested on 7/26/2003; 20% vested on 7/26/2004	9/27/2005	33 1/3% vested on 7/1/2006; 33 1/3% vested on 7/1/2007; 33 1/3% vested on 7/1/2008 Grant was made after performance period which coincides with vesting date of July 1.
	10/18/1999	33% vested on 10/18/2002; 67% vested on 10/18/2003	9/22/2006	33 1/3% vested on 7/1/2007; 33 1/3% vested on 7/1/2008; 33 1/3% vests on 7/1/2009 Grant was made after performance period which coincides with vesting date of July 1
	8/14/2000	20% vested on 8/14/2001; 20% vested on 8/14/2002; 20% vested on 8/14/2003; 20% vested on 8/14/2004; 20% vested on 8/14/2005	9/10/2008	Stock will vest six months after grant date.
	8/13/2001	60% vested on 8/13/2004; 20% vested on 8/13/2005; 10% vested on 8/13/2006; 10% vested on 8/13/2007	9/21/2009	If performance targets are achieved, stock will be granted on or about 9/21/2009 and will vest fully six months after grant date.
	9/21/2001	100% vested on 9/1/2002		
	7/22/2002	20% vested on 7/22/2003; 20% vested on 7/22/2004; 20% vested on 7/22/2005; 20% vested on 7/22/2006; 20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	8/12/2002	40% vested on 8/12/2004; 20% vested on 8/12/2005; 20% vested on 8/12/2006; 20% vested on 8/12/2007		
	8/11/2003	20% vested on 8/11/2005; 20% vested on 8/11/2006; 20% vested on 8/11/2007; 20% vested on 8/11/2008; 20% vests on 8/11/2009		
	8/11/2003	20% vested on 8/11/2005; 20% vested on 8/11/2006; 20% vested on 8/11/2007; 20% vested on 8/11/2008; 20% vests on 8/11/2009		
	8/11/2004	20% vested on 8/11/2006; 20% vested on 8/11/2007; 20% vested on 8/11/2008; 20% vests on 8/11/2009; 20% vests on 8/11/2010		
	8/11/2005	20% vested on 8/11/2007; 20% vested on 8/11/2008; 20% vests on 8/11/2009; 20% vests on 8/11/2010; 20% vests on 8/11/2011		
	7/1/2006	20% vested on 7/1/2007; 20% vested on 7/1/2008; 20% vests on 7/1/2009; 20% vests on 7/1/2010; 20% vests on 7/1/2011		
	8/9/2007	20% vested on 8/9/2008; 20% vests on 8/9/2009; 20% vests on 8/9/2010; 20% vests on 8/9/2011; 20% vests on 8/9/2012		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
Christopher R. Reidy	10/2/2006	20% vests on 10/2/2008;	4/30/2008	50% vests on 4/30/12;
		20% vests on 10/2/2009;		50% vests on 4/30/13
		20% vests on 10/2/2010;	9/10/2008	Stock will vest six months after grant date.
		20% vests on 10/2/2011;	9/21/2009	If performance targets are achieved, stock
		20% vests on 10/2/2012.		will be granted on or about 9/21/2009 and
	1/31/2008	20% vests on 1/31/2010;		will vest fully six months after grant date.
		20% vests on 1/31/2011;		
		20% vests on 1/31/2012;		
		20% vests on 1/31/2013;		
		20% vests on 1/31/2014		
S. Michael Martone	5/15/2000	40% vested on 5/15/2004;	9/27/2005	33 1/3% vested on 7/1/2006;
		40% vested on 5/15/2005;		33 1/3% vested on 7/1/2007;
		20% vested on 5/15/2006		33 1/3% vested on 7/1/2008
	5/15/2001	45% vested on 5/15/2005;		Grant was made after performance period
		33% vested on 5/15/2006;		which coincides with vesting date of July 1.
		22% vested on 5/15/2007	9/22/2006	33 1/3% vested on 7/1/2007;
	9/21/2001	100% vested on 9/1/2002		33 1/3% vested on 7/1/2008;
	5/14/2002	40% vested on 5/14/2005;		33 1/3% vests on 7/1/2009
		20% vested on 5/14/2006;		Grant was made after performance period
		20% vested on 5/14/2007;		which coincides with vesting date of July 1.
		20% vested on 5/14/2008	9/10/2008	Stock will vest six months after grant date.
	7/22/2002	20% vested on 7/22/2003;	9/21/2009	If performance targets are achieved, stock
		20% vested on 7/22/2004;		will be granted on or about 9/21/2009 and
		20% vested on 7/22/2005;		will vest fully six months after grant date.
		20% vested on 7/22/2006;		
		20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	5/13/2003	20% vested on 5/13/2005;		
		20% vested on 5/13/2006;		
		20% vested on 5/13/2007;		
		20% vested on 5/13/2008;		
		20% vests on 5/13/2009		
	8/11/2003	20% vested on 8/11/2004;		
		20% vested on 8/11/2005;		
		20% vested on 8/11/2006;		
		20% vested on 8/11/2007;		
		20% vested on 8/11/2008		
	5/11/2004	20% vested on 5/11/2006;		
		20% vested on 5/11/2007;		
		20% vested on 5/11/2008;		
		20% vests on 5/11/2009;		
		20% vests on 5/11/2010		
	8/11/2004	20% vested on 8/11/2006;		
		20% vested on 8/11/2007;		
		20% vested on 8/11/2008;		
		20% vests on 8/11/2009;		
		20% vests on 8/11/2010		
	1/27/2006	20% vested on 1/27/2008;		
		20% vests on 1/27/2009;		
		20% vests on 1/27/2010;		
		20% vests on 1/27/2011;		
		20% vests on 1/27/2012		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	1/26/2007	20% vests on 1/26/2009; 20% vests on 1/26/2010; 20% vests on 1/26/2011; 20% vests on 1/26/2012; 20% vests on 1/26/2013		
	8/9/2007	20% vests on 8/9/2009; 20% vests on 8/9/2010; 20% vests on 8/9/2011; 20% vests on 8/9/2012; 20% vests on 8/9/2013		
James B. Benson.	10/18/1999	20% vested on 10/18/2002; 20% vested on 10/18/2003; 20% vested on 10/18/2004; 40% vested on 10/18/2005	9/27/2005	33 1/3% vested on 7/1/2006; 33 1/3% vested on 7/1/2007; 33 1/3% vested on 7/1/2008 Grant was made after performance period which coincides with vesting date of July 1.
	10/17/2000	33 1/3% vested on 10/17/2001; 33 1/3% vested on 10/17/2002; 33 1/3% vested on 10/17/2003	9/22/2006	33 1/3% vested on 7/1/2007; 33 1/3% vested on 7/1/2008; 33 1/3% vests on 7/1/2009 Grant was made after performance period which coincides with vesting date of July 1.
	9/21/2001	100% vested on 9/1/2002		
	10/22/2001	20% vested on 10/22/2002; 20% vested on 10/22/2003; 20% vested on 10/22/2004; 20% vested on 10/22/2005; 20% vested on 10/22/2006	9/10/2008	Stock will vest six months after grant date.
			9/21/2009	If performance targets are achieved, stock will be granted on or about 9/21/2009 and will vest fully six months after grant date.
	7/22/2002	20% vested on 7/22/2003; 20% vested on 7/22/2004; 20% vested on 7/22/2005; 20% vested on 7/22/2006; 20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	11/12/2002	20% vested on 11/12/2004; 20% vested on 11/12/2005; 20% vested on 11/12/2006; 20% vested on 11/12/2007; 20% vests on 11/12/2008		
	8/11/2003	20% vested on 8/11/2004; 20% vested on 8/11/2005; 20% vested on 8/11/2006; 20% vested on 8/11/2007; 20% vested on 8/11/2008		
	11/11/2003	20% vested on 11/11/2005; 20% vested on 11/11/2006; 20% vested on 11/11/2007; 20% vests on 11/11/2008; 20% vests on 11/11/2009		
	1/27/2005	20% vested on 1/27/2007; 20% vested on 1/27/2008; 20% vests on 1/27/2009; 20% vests on 1/27/2010; 20% vests on 1/27/2011		
	1/27/2006	20% vested on 1/27/2008; 20% vests on 1/27/2009; 20% vests on 1/27/2010; 20% vests on 1/27/2011; 20% vests on 1/27/2012		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	1/26/2007	20% vests on 1/26/2009;		
		20% vests on 1/26/2010;		
		20% vests on 1/26/2011;		
		20% vests on 1/26/2012;		
		20% vests on 1/26/2013		
	1/31/2008	20% vests on 1/31/2010;		
		20% vests on 1/31/2011;		
		20% vests on 1/31/2012;		
		20% vests on 1/31/2013;		
		20% vests on 1/31/2014		
George I. Stoeckert..........	10/29/1998	25% vested on 10/28/2001;	9/27/2005	33 1/3% vested on 7/1/2006;
		25% vested on 10/29/2002;		33 1/3% vested on 7/1/2007;
		25% vested on 10/29/2003;		33 1/3% vested on 7/1/2008
		25% vested on 10/29/2004		Grant was made after performance period
	10/18/1999	20% vested on 10/18/2001;		which coincides with vesting date of July 1.
		20% vested on 10/18/2002;	9/22/2006	33 1/3% vested on 7/1/2007;
		20% vested on 10/18/2003;		33 1/3% vested on 7/1/2008;
		20% vested on 10/18/2004;		33 1/3% vests on 7/1/2009
		20% vested on 10/18/2005		Grant was made after performance period
	10/17/2000	25% vested on 10/17/2003;		which coincides with vesting date of July 1.
		25% vested on 10/17/2004;	9/10/2008	Stock will vest six months after grant date.
		25% vested on 10/17/2005;	9/21/2009	If performance targets are achieved, stock
		25% vested on 10/17/2006		will be granted on or about 9/21/2009 and
	9/21/2001	100% vested on 9/1/2002		will vest fully six months after grant date.
	10/22/2001	20% vested on 10/22/2002;		
		20% vested on 10/22/2003;		
		20% vested on 10/22/2004;		
		20% vested on 10/22/2005;		
		20% vested on 10/22/2006		
	7/22/2002	20% vested on 7/22/2003;		
		20% vested on 7/22/2004;		
		20% vested on 7/22/2005;		
		20% vested on 7/22/2006;		
		20% vested on 7/22/2007		
	7/22/2002	100% vested on 9/1/2003		
	11/12/2002	20% vested on 11/12/2004;		
		20% vested on 11/12/2005;		
		20% vested on 11/12/2006;		
		20% vested on 11/12/2007;		
		20% vests on 11/12/2008		
	8/11/2003	20% vested on 8/11/2004;		
		20% vested on 8/11/2005;		
		20% vested on 8/11/2006;		
		20% vested on 8/11/2007;		
		20% vested on 8/11/2008		
	11/11/2003	20% vested on 11/11/2005;		
		20% vested on 11/11/2006;		
		20% vested on 11/11/2007;		
		20% vests on 11/11/2008;		
		20% vests on 11/11/2009		
	1/27/2005	20% vested on 1/27/2007;		
		20% vested on 1/27/2008;		
		20% vests on 1/27/2009;		
		20% vests on 1/27/2010;		
		20% vests on 1/27/2011		

	Option Awards		Stock Awards	
	Grant Date	Vesting from Grant Date	Grant or Award Date	Vesting Schedule
	1/27/2006	20% vested on 1/27/2008; 20% vests on 1/27/2009; 20% vests on 1/27/2010; 20% vests on 1/27/2011; 20% vests on 1/27/2012		
	1/26/2007	20% vests on 1/26/2009; 20% vests on 1/26/2010; 20% vests on 1/26/2011; 20% vests on 1/26/2012; 20% vests on 1/26/2013		
	1/31/2008	20% vests on 1/31/2010; 20% vests on 1/31/2011; 20% vests on 1/31/2012; 20% vests on 1/31/2013; 20% vests on 1/31/2014		

OPTION EXERCISES AND STOCK VESTED TABLE FOR FISCAL YEAR 2008

	Option Awards		Stock Awards	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
Gary C. Butler(1)	131,700	$1,861,632	42,416	$1,929,824
Christopher R. Reidy(2)	0	$ 0	13,000	$ 578,890
S. Michael Martone(3)	32,925	$ 117,190	28,237	$1,268,229
James B. Benson(4)	43,900	$ 639,430	13,489	$ 605,917
George I. Stoeckert(5)	43,900	$1,058,697	12,066	$ 543,863

(1) Mr. Butler exercised options to purchase 131,700 shares on April 3, 2008 with an exercise price of $29.1846 and a market price of $43.32. Mr. Butler acquired 10,416 shares with a market price of $48.47 on July 2, 2007, and 32,000 shares with a market price of $44.53 on January 1, 2008, each upon lapse of restrictions.

(2) Mr. Reidy acquired 13,000 shares with a market price of $44.53 on January 1, 2008 upon lapse of restrictions.

(3) Mr. Martone exercised options to purchase 32,925 shares on April 3, 2008 with an exercise price of $39.8907 and a market price of $43.45. Mr. Martone acquired 2,750 shares with a market price of $48.47 on July 2, 2007 and 25,487 shares with a market price of $44.53 on January 1, 2008, each upon lapse of restrictions.

(4) Mr. Benson exercised options to purchase 43,900 shares on October 31, 2007, with an exercise price of $34.7244 and a market price of $49.29. He acquired 1,333 shares with a market price of $48.47 on July 2, 2007 and 12,156 shares with a market price of $44 53 on January 1, 2008, each upon lapse of restrictions.

(5) Mr. Stoeckert exercised options to purchase 43,900 shares on November 5, 2007, with an exercise price of $24.8839 and a market price of $49.00. He acquired 1,666 shares with a market price of $48.47 on July 2, 2007 and 10,400 shares with a market price of $44.53 on January 1, 2008, each upon lapse of restrictions.

PENSION BENEFITS FOR FISCAL YEAR 2008

Name (a)	Plan Name (b)	Number of Years Credited Service(1) (c)	Present Value of Accumulated Benefit(2)(3)(4) (d)	Payments During Last Fiscal Year (e)
Gary C. Butler	Automatic Data Processing, Inc. Pension Retirement Plan	32.50	$ 1,842,361	$ 0
				$ 0
	Supplemental Officers Retirement Plan	16.67	$ 4,693,153	$ 0
Christopher R. Reidy	Automatic Data Processing, Inc. Pension Retirement Plan	0.50	$ 2,663	$ 0
	Supplemental Officers Retirement Plan	1.00	$ 156,171	$ 0
S. Michael Martone	Automatic Data Processing, Inc. Pension Retirement Plan	20.50	$ 1,773,544	$ 0
	Supplemental Officers Retirement Plan	13.00	$ 1;200,005	$ 0
James B. Benson	Automatic Data Processing, Inc. Pension Retirement Plan	30.50	$ 2,020,696	$ 0
	Supplemental Officers Retirement Plan	16.67	$ 1,004,754	$ 0
George I. Stoeckert	Automatic Data Processing, Inc. Pension Retirement Plan	15.50	$ 1,589,323	$ 0
	Supplemental Officers Retirement Plan	16.00	$ 422,778	$ 0

(1) Consists of the number of years of service credited as of June 30, 2008 for the purpose of determining benefit service under the applicable pension plan. Credited service is defined in the Supplemental Officers Retirement Plan as full calendar years of continuous employment with the company. Credited service is defined in the Pension Retirement Plan as elapsed time of employment with the company.

(2) The Pension Retirement Plan and the Supplemental Officers Retirement Plan provide benefits in the form of a lump sum and/or an annuity. We calculated a present value of the executive's benefit using an interest crediting rate, a discount rate and a mortality assumption. We calculated the actuarial present values of accumulated benefits as of June 30, 2008 under the Pension Retirement Plan and Supplemental Officers Retirement Plan using the RP-2000 white collar mortality table (projected to 2008) and a 6.95% discount rate. For the Pension Retirement Plan only, we also used a 4.50% interest crediting rate.

(3) Cash balances under the Pension Retirement Plan are included in the present values shown for the Pension Retirement Plan in column (d) and, at June 30, 2008, are as follows: Mr. Butler, $296,967; Mr. Reidy, $3,635; Mr. Martone, $195,039; Mr. Benson, $275,977; and Mr. Stoeckert, $149,231.

(4) The present values of accumulated benefits for the Pension Retirement Plan and Supplemental Officers Retirement Plan were determined as of the normal retirement age, *i.e.*, age of 65.

Automatic Data Processing, Inc. Pension Retirement Plan

The Pension Retirement Plan is a tax-qualified defined benefit plan covering substantially all U.S. employees of the company. Under the Pension Retirement Plan, the company credits participants' notional accounts with annual contributions, which are determined based upon base salary and years of service. The contributions range from 2.1% to 10% of base salary and the accounts earn interest based upon the ten-year U.S. Treasury constant maturity rates. Compensation used to determine the benefits in any given year is limited to calendar year base salary up to the Internal Revenue Service compensation limit in effect for the plan year. A participant must have three years of service to receive any benefit.

Supplemental Officers Retirement Plan

The company sponsors a Supplemental Officers Retirement Plan, which is a non-qualified defined benefit plan that pays a lump sum and/or an annuity upon retirement. Eligible participants include the named executive officers and other officers of the company with titles of corporate vice president and above.

On August 14, 2008 our board approved amendments to the Supplemental Officers Retirement Plan. These amendments include changes to the Supplemental Officers Retirement Plan benefits formula and the early retirement factors, in each case, used for any active employee not already earning a benefit by January 1, 2008 or any participant who had not attained age 50 by January 1, 2009 (we refer to such participants as "non-grandfathered participants," and to all other participants as "grandfathered participants"), as well as changes relating to the forms of benefit available for all current and future participants. All participants must have at least five years of service to receive any benefit under the Supplemental Officers Retirement Plan. After ten years of service, a participant will qualify for the full annual benefit (we refer to the percentage of the benefit that has been earned by a participant based on the number of calendar years of continuous plan participation as the "vested percentage").

Supplemental Officers Retirement Plan benefits begin on the earliest of *(i)* the later of attainment of age 60 and the first day of the seventh month following separation from service, *(ii)* disability or *(iii)* death. Participants can receive their benefits in the form of a single life annuity, a 25%, 50%, 75% or 100% joint and survivor annuity with a beneficiary, or a ten year certain and life annuity. Subject to rules required under Section 409A of the Internal Revenue Code, participants may generally also elect to have either 25% or 50% of their benefits paid in a single lump sum. A participant who terminates employment by reason of disability is eligible to receive an unreduced benefit payable as of the participant's termination. Upon the death of a participant, the participant's surviving spouse or other designated beneficiary is eligible to receive a 50% survivor benefit, payable as a life annuity, or if elected, a guaranteed payment for 120 months only. A Supplemental Officers Retirement Plan participant whose employment is involuntarily terminated is eligible to receive service credit for the full year in the year in which the employment terminates. Under certain circumstances, annual benefits are subject to reduction for payments from social security, the Pension Retirement Plan and the 401(k) plan, and any retirement benefits from a former or subsequent employer of the participant.

For grandfathered participants, the amount of the annual benefit is determined by taking the average annual compensation of a participant for the five full consecutive calendar years during which he or she received the highest amount of compensation (we refer to such average annual compensation as "final average annual pay"), and then multiplying that amount by a factor of 1.5%, the number of years of service and his or her vested percentage. The maximum annual plan benefit which may be paid to grandfathered participants will be limited to 25% of a participant's final average annual pay (which we express as a maximum service period of 16.67 years). For grandfathered participants, compensation covered under the Supplemental Officers Retirement Plan includes base salary and bonus amounts (paid or deferred) and compensation from restricted stock vesting during the fiscal year. A grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 5/12 of 1% per month for each full month by which the participant's benefit commencement precedes the participant's 65th birthday.

For non-grandfathered participants the amount of the annual benefit is determined by taking such participant's final average annual pay, and then multiplying that amount by a factor of 2%, the number of years of service (up to 20 years), and his or her vested percentage. For non-grandfathered participants with more than 20 years of service only, added to that first amount will be an amount equal to such participant's final average annual pay, multiplied by 1%, up to five additional years of service, and his or her vested percentage. Final average annual pay for non-grandfathered participants will be based on salary, bonuses, and incentive payment awards, excluding restricted stock and other stock-based awards. The maximum annual plan benefit which may be paid to non-grandfathered participants will be limited to 45% of a participant's final average annual pay. A non-grandfathered participant whose benefit payments begin before the first day of the month on or after the participant's 65th birthday will receive payments which are reduced at a rate of 4/12 of 1% per month for each month (up to 36 months) by which the participant's benefit commencement precedes the participant's 65th birthday, and, if applicable, further reduced at a rate of 5/12 of 1% for each month by which the benefit commencement precedes the participant's 62nd birthday. Non-grandfathered participants cannot receive a benefit less than the benefit they had accrued on December 31, 2008 under the formula applicable to grandfathered participants.

If any participant within 24 months after his or her employment terminates violates the non-competition provisions of any agreement such participant has entered into with the company, such participant will forfeit all of his or her benefits under the Supplemental Officers Retirement Plan.

NONQUALIFIED DEFERRED COMPENSATION FOR FISCAL YEAR 2008

Name	Executive Contributions in 2008(1) ($)	Registrant Contributions in 2008 ($)	Aggregate Earnings in 2008(2) ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance at June 30, 2008(3)
(a)	(b)	(c)	(d)	(e)	(f)
Gary C. Butler	$2,330,000	$0	$118,949	$0	$2,448,949
Christopher R. Reidy	$ 0	$0	$ 0	$0	$ 0
S. Michael Martone	$ 0	$0	$ 0	$0	$ 581,027
James B. Benson	$ 488,200	$0	$ 0	$0	$2,354,421
George I. Stoeckert	$ 0	$0	$ 0	$0	$ 0

(1) The amounts listed in column (b) reflect the annual bonus for fiscal year 2007 that was payable in fiscal year 2008, but which was deferred by Messrs. Butler and Benson; these amounts were reported as compensation in the Summary Compensation Table for fiscal year 2007. In addition, the annual bonuses earned for fiscal year 2008 by Mr. Butler ($2,025,000) and Mr. Benson ($431,000) that were paid in August 2008 were also deferred by Messrs. Butler and Benson; these amounts were reported as compensation in the Summary Compensation Table for fiscal year 2008. As the amounts in respect of fiscal year 2008 bonuses were not deferred until after we concluded fiscal year 2008, such amounts are not included in columns (b) and (f).

(2) The aggregate earnings of Messrs. Martone and Benson were negative $57,871 and $81,803, respectively. We reflected $0 for these amounts. The earnings amounts are not reported as compensation in the last fiscal year in the Summary Compensation Table.

(3) The following amounts were previously reported as compensation in the Summary Compensation Table for previous years: Mr. Butler, $ 2,330,000; Mr. Martone $117,058; and Mr. Benson, 488,200.

Deferred Compensation Program

Under the ADP Executive Deferred Compensation Program, all key executives of the company (including the named executive officers) can defer up to 100% of their annual bonuses into a deferred compensation account. Officers must make annual elections to defer in the first quarter of the fiscal year in which the bonus is earned. They can choose two investment options for their deferrals: a fixed income fund or a fund designed to track the performance of the Standard & Poor's index of 500 leading U.S. companies. The fixed fund rate is adjusted each fiscal year. For fiscal year 2008, the fixed fund rate was 5.75%, or 112% of the applicable federal long-term rate. The company does not match deferrals by its named executive officers or otherwise contribute any amounts to the named executive officers' deferred compensation accounts.

All deferrals made beginning with fiscal year 2005 are administered in compliance with Section 409A of the Internal Revenue Code. Fund allocations are chosen at the same time the deferral is elected. The program does not allow such allocations to change once the deferral is made to the account. Each participant has the option of making a one-time change affecting when their distributions from the account will occur. The change, which is required to be made twelve months before the first distribution date, and can only be used to delay the timing and change the number of installment payments received. However, in accordance with Section 409A, any changed distribution cannot be earlier than 5 years after the previously scheduled distribution date, with the exception of payments made by the reason of death or permanent disability.

The program requires that on termination of employment, other than due to retirement, death or disability, deferred funds will be distributed to participants in a lump sum payment. This overrides all previously elected distribution schedules. Those funds and the earnings on deferrals made for fiscal year 2005 and later may be distributed to an executive after termination of employment only after a six-month delay. Distributions are subject to federal, state and local income taxes on both the principal amount and investment earnings at the ordinary income rate in the year in which such payments are made.

POTENTIAL PAYMENTS TO NAMED EXECUTIVE OFFICERS UPON TERMINATION OR CHANGE IN CONTROL

Change in Control Severance Plan for Corporate Officers

We have in effect the Automatic Data Processing, Inc. Change in Control Severance Plan for Corporate Officers. The change in control plan provides for the payment of specified benefits to officers selected by the board of directors if their employment terminates after a change in control of the company. All named executive officers of the company participate in the change in control plan. As of June 30, 2008, there were 30 participants in the change in control plan.

The change in control plan provides that:

- participants who are terminated without cause or who leave for good reason during the two-year period following the occurrence of a change in control will receive a lump sum payment equal to 150% of such participant's current total annual compensation;
- participants who are terminated without cause or who leave for good reason during the third year following the occurrence of a change in control will receive a payment equal to 100% of such participant's current total annual compensation;
- options to purchase common stock held by participants who are terminated without cause or who leave for good reason during the two-year period following the occurrence of a change in control will become fully vested and exercisable;
- options to purchase common stock held by participants who are terminated without cause or who leave for good reason during the third year following the occurrence of a change in control will become fully vested and exercisable to the extent that such options would have otherwise vested within one year after being terminated without cause or leaving for good reason;
- restricted shares issued under the time-based restricted stock program and held by participants who are terminated without cause or who leave for good reason during the two-year period following the occurrence of a change in control will become fully vested as to those restricted shares for which vesting restrictions would otherwise have lapsed within two years after being terminated without cause or leaving for good reason;
- restricted shares issued under the time-based restricted stock program and held by participants who are terminated without cause or who leave for good reason during the third year following the occurrence of a change in control will become fully vested to the extent that vesting restrictions would have lapsed within one year after being terminated without cause or leaving for good reason; and
- since under the two-year performance-based restricted stock program restricted shares are not issued until after the end of the applicable two-year performance periods, the company will issue to a participant on the date such participant is terminated without cause or leaves for good reason the number of restricted shares a participant would have been entitled to receive had the performance goals been achieved at the 100% target rate in the then ongoing two-year performance-based restricted stock programs.

A participant's current total annual compensation equals his or her highest rate of annual salary during the calendar year in which his or her employment terminates or the year immediately prior to the year of such termination, plus his or her average annual bonus compensation earned in respect of the two most recent calendar years immediately preceding the calendar year in which his or her employment terminates.

The change in control payments due to Messrs. Reidy, Benson and Stoeckert are payable solely pursuant to the terms of the change in control plan. However, Messrs. Butler and Martone are both entitled to receive, on an item-by-item basis, the greater of the benefits and payments and more favorable conditions provided under the change in control plan and/or, in the case of Mr. Butler, his employment agreement entered into on June 28, 2006 and, in the case of Mr. Martone, the change of control agreement entered into on November 15, 2006.

A "change in control" will have occurred if:

- any "person" (as defined in Section 3(a)(9) of the Exchange Act), excluding the company, any subsidiary of the company, or any employee benefit plan sponsored or maintained by the company (including any trustee of any such plan acting in its capacity as trustee), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the company representing 35% or more of the total combined voting power of the company's then outstanding securities;
- there occurs a merger, consolidation or other business combination of the company (a "transaction"), other than a "transaction" immediately following which the stockholders of the company immediately prior to the "transaction" continue to be the beneficial owners of securities of the resulting entity representing more than 65% of the voting power in the resulting entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the "transaction"; or
- there occurs the sale of all or substantially all of the company's assets, other than a sale immediately following which the stockholders of the company immediately prior to the sale are the beneficial owners of securities of the purchasing entity representing more than 65% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of company voting securities immediately prior to the "transaction."

If instructed by a participant, the company will reduce payments under the change in control plan to avoid the application of excise taxes pursuant to Section 4999 of the Internal Revenue Code.

Employment Agreement with Mr. Butler

Mr. Butler entered into an employment agreement with the company on June 28, 2006. The employment agreement provides that the company's obligation to make payments to Mr. Butler will cease on the date he is terminated for cause, i.e. if he has:

- been convicted of a felony and such conviction has been upheld by a final ruling of court of law;
- failed or refused to perform his obligations as chief executive officer;
- committed any act of negligence in the performance of his duties under the employment agreement and failed to take appropriate corrective action (if such corrective action can be taken); or
- committed any act of willful misconduct.

If the company terminates Mr. Butler's employment for any reason other than (i) for cause, as discussed above, (ii) for death or permanent or serious disability, either physical or mental, (iii) on account of a change in control, or (iv) because the compensation committee either deems it to be in the company's best interests for Mr. Butler to retire before his 65th birthday (or if Mr. Butler elects to retire after his 65th birthday) or confers on any other person any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers that Mr. Butler has as the company's chief executive officer on August 31, 2006, Mr. Butler will, for 24 months after such termination date:

- receive his annual base salary;
- have his stock options continue to vest;
- have the restrictions on his restricted stock continue to lapse (without regard to any performance goals); and
- continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee of the company and, if the performance goals established by the compensation committee under the applicable programs have been met, Mr. Butler will receive the number of shares of restricted stock or cash, as the case may be, that he would have been entitled to receive had he continued to be an employee of the company.

If Mr. Butler dies or becomes permanently and seriously disabled, either physically or mentally, so that he is absent from his office due to such disability and otherwise unable substantially to perform his services under the employment agreement, the company may terminate his employment. Under such circumstances, the company will continue to pay Mr. Butler's full compensation up to and including the effective date of his termination for death or disability. For 36 months after such termination date, he will:

- receive his annual base salary;

- receive his restricted stock (as all restrictions will be removed for 36 months) and unvested stock options, all of which will automatically vest on the date of his death or termination for disability; and
- continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee of the company and, if the performance goals established by the compensation committee under the applicable programs have been met, he is to receive the number of shares of restricted stock or cash, as the case may be, that he would have been entitled to receive had he continued to be an employee of the company.

If Mr. Butler elects to voluntarily leave in the absence of a change in control (other than where the compensation committee determines that it is in the company's best interests for Mr. Butler to retire before his 65th birthday or confers on any other person any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers that Mr. Butler had as chief executive officer of the company on August 31, 2006, or if Mr. Butler elects to retire after his 65th birthday), the company's obligation to make any payment to Mr. Butler will cease on the date his employment ends.

If Mr. Butler's employment is terminated other than for cause, or he resigns for good reason, within 24 months following a change in control of the company:

- he will receive a lump sum termination payment equal to a percentage, ranging from 300% if such termination occurs within two years after such change in control, to 200% if it occurs in the third year, to 100% if it occurs after the third year, of his current total annual compensation;
- all of his stock options will become fully vested and all of his restricted stock having restrictions lapsing within three years after such termination will have such restrictions automatically removed (without regard to any performance goals); and
- the number of shares of restricted stock Mr. Butler would have been entitled to receive had the performance goals been achieved at the 100% target rate in each of the then ongoing performance-based restricted stock programs is to be immediately and automatically issued to him and all restrictions thereon removed.

For purposes of the employment agreement, good reason means any action which results in a diminution in any respect in Mr. Butler's current position, authority, duties or responsibilities as the company's chief executive officer, or a reduction in the overall level of his compensation or benefits.

Mr. Butler's employment agreement provides that in the event any payment to him following a change in control results in the imposition of an excise tax under Section 4999 of the Internal Revenue Code, he will receive an additional payment such that after the payment of all such excise taxes and any taxes on the additional payments, he will be in the same after-tax position as if no excise tax had been imposed.

If the compensation committee deems it to be in the company's best interests that Mr. Butler retires prior to reaching his 65th birthday or if he decides to retire at any time after his 65th birthday, then:

- on the date of his retirement, all of Mr. Butler's restricted stock then owned by him will continue to be owned by him and the restrictions thereon will continue to lapse in the same manner as would have been the case had he continued to be an employee of the company;
- Mr. Butler will continue to participate in each of the then ongoing performance-based restricted stock programs in the same manner as would have been the case had he continued to be an employee the company and he will receive the number of shares of restricted stock he would have been entitled to receive had he continued to be an employee of the company, the restrictions on which will continue to lapse in the same manner as would have been the case had he continued to be an employee the company; and
- all of Mr. Butler's outstanding unvested stock options will vest on his retirement date.

If our board of directors confers on any other person (including any other director, officer or associate of the company) any authority, duties, responsibilities or powers superior or equal to the authority, duties, responsibilities or powers Mr. Butler had as our chief executive officer on August 31, 2006, Mr. Butler may deem such action to constitute a request that he immediately retire in the best interests of the company, in which case the arrangements set forth in the foregoing paragraph will apply.

If Mr. Butler's employment terminates other than for cause, then, for purposes of the Supplemental Officers Retirement Plan, his final average annual pay will be deemed to include the applicable compensation attributable to the periods covered by the termination payments made to Mr. Butler under his employment agreement. If the compensation committee deems it to be in the company's best interests that Mr. Butler retire prior to his 65th birthday, any early retirement benefit payable under the Supplemental Officers Retirement Plan will not be actuarially reduced to reflect the payment of benefits before his normal retirement date.

Change in Control Agreement with Mr. Martone

Mr. Martone entered into a change in control agreement with the company on November 15, 2006. The agreement provides that if Mr. Martone is terminated without cause or if Mr. Martone leaves for good reason during the two-year period following the occurrence of a change in control, Mr. Martone will receive a lump sum payment equal to 200% of his current total annual compensation. This termination payment will be reduced to 150% or 100% of Mr. Martone's current total annual compensation if such termination or resignation occurs during the third year, or more than three years, respectively, following the occurrence of a change of control.

In addition, all of Mr. Martone's stock options will become fully vested, and all of his restricted stock having restrictions lapsing within three years after the date of such termination or resignation will have such restrictions automatically removed. In the event any payment to Mr. Martone following a change in control results in the imposition of an excise tax under Section 4999 of the Internal Revenue Code, he will receive an additional payment such that after the payment of all such excise taxes and any taxes on the additional payments, he will be in the same after-tax position as if no excise tax had been imposed.

Employment Agreement with Mr. Reidy

Mr. Reidy entered into an employment agreement with the company on August 1, 2006. The agreement provides that if Mr. Reidy is non-voluntarily terminated from the company within the first three years of his employment, he will receive two years of base salary, bonus and restricted stock. After the third year of his employment, Mr. Reidy will be entitled to separation pay equal to one year of base salary, bonus and restricted stock.

Health Coverage

Certain executives, including named executive officers, who terminate employment with the company after they have attained age 55 and been credited with ten years of service are eligible to participate in our executive retiree medical plan.

Termination and Change in Control Tables

The following tables set forth the payments which each of our named executive officers would have received under various termination scenarios on June 30, 2008. With regard to the payments on a change in control, the amounts detailed below presume that each named executive officer's employment was terminated by the company without cause or by the executive for good reason within two years following the change in control occurring on June 30, 2008.

Potential Payments upon Termination or Change in Control for Gary C. Butler

Payment Elements	Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause ($)	Retirement ($)
Termination Payment	$ 8,366,250(1)	$ 2,700,000(2)	$ 2,700,000(2)	$ 1,800,000(3)	$ 0
Stock Options(4)	$ 1,275,264	$ 1,275,264	$ 1,275,264	$ 1,275,264	$ 1,275,264
Restricted Stock(5)	$ 3,653,848	$ 3,653,848	$ 3,653,848	$ 3,653,848	$ 3,653,848
Supplemental Officers Retirement Plan(6)	$ 6,461,528(7)	$ 2,262,748	$ 6,461,528(7)	$ 6,461,528(7)	$ 5,385,683(8)
Excise Tax Gross Up	$ 4,482,617	$ 0	$ 0	$ 0	$ 0
Health Coverage(9)	$ 57,000	$ 0	$ 57,000	$ 57,000	$ 57,000
Deferred Compensation(10)	$ 2,448,949	$ 2,448,949	$ 2,448,949	$ 2,448,949	$ 2,448,949
Other	$ 0	$ 0	$ 0	$ 0	$ 314,409(11)
Total	$26,745,455	$12,340,808	$16,596,588	$15,696,588	$13,135,152

(1) Represents payment of three times of each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($900,000) and (ii) average annual bonus for the two most recent completed calendar years ($1,888,750).

(2) Represents payment of three times of annual salary of $900,000.

(3) Represents payment of two times of annual salary of $900,000.

(4) Assumes all outstanding options were exercised on June 30, 2008 at $41.90 per share, the closing price of a share of common stock of the company on the New York Stock Exchange on June 30, 2008.

(5) Amounts include $715,820 attributable to one-year performance-based restricted stock, and $2,938,028 attributable to the 2007/2008 and 2008/2009 two-year performance-based restricted stock programs. Amounts assume performance goals of the two-year performance-based restricted stock program spanning fiscal years 2008 and 2009 will be achieved at 100% target rate.

(6) Represents present value of the benefit as of June 30, 2008. We calculated the present value as of June 30, 2008 using the RP-2000 white collar mortality table (projected to 2008) and a 6.95% discount rate.

(7) Mr. Butler is entitled to an unreduced early retirement benefit upon termination following change in control, involuntary termination or disability. Amount represents the present value of an unreduced early retirement benefit.

(8) Present value of accrued benefit as of June 30, 2008 reduced for early retirement by 5% per year for every year Mr. Butler's age precedes 65.

(9) We determined the present value of this health coverage using a discount rate of 6.25% and a medical inflation rate beginning at 9.5% for 2008-2009 and ultimately settling at 5% by 2015.

(10) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2008. The deferred compensation account is funded entirely by Mr. Butler's bonus deferrals.

(11) Value of administrative support, office space and automobile. The amount disclosed assumes Mr. Butler would use these benefits for 3.3 years, which is the period between June 30, 2008 and October 31, 2011, when Mr. Butler will be 65.

Potential Payments upon Termination or Change in Control for Christopher R. Reidy

Payment Elements	Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause ($)	Retirement ($)
Termination Payment	$1,455,938(1)	$ 0	$ 0	$ 1,836,000(2)	$0
Stock Options(3)	$ 32,400	$ 32,400	$ 32,400	$ 0	$0
Restricted Stock(4)	$1,142,487	$1,142,487	$ 1,142,487	$ 1,195,575	$0
Supplemental Officers Retirement Plan(5)	$ 0	$ 0	$ 509,289	$ 0	$0
Total	$2,882,225	$1,426,287	$ 1,935,576	$ 3,031,575	$0

(1) Represents payment of one and one-half times of each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($510,000) and (ii) average annual bonus for the two most recent completed calendar years ($460,625).

(2) Represents payment of two times of each of annual salary of $510,000 and target annual bonus of $408,000.

(3) Assumes all outstanding options were exercised on June 30, 2008 at $41.90 per share, the closing price of a share of common stock of the company on the New York Stock Exchange on June 30, 2008.

(4) Amounts in the columns for Termination Following Change In Control, Death and Disability are attributable to the 2007/2008 and 2008/2009 two-year performance-based restricted stock programs and assume that performance goals of these programs will be achieved at 100% target rate. As per an existing employment agreement the company has with Mr. Reidy, the amount for the Involuntary Termination Without Cause column reflects a payment value of two times the 2007/2008 two-year performance-based restricted stock.

(5) Represents present value of the benefit as of June 30, 2008. We calculated the present value as of June 30, 2008 using the RP-2000 white collar mortality table (projected to 2008) and a 6.95% discount rate. The amount in the Disability column reflects the present value of an unreduced early retirement benefit.

Potential Payments upon Termination or Change in Control for S. Michael Martone

Payment Elements	Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause ($)	Retirement ($)
Termination Payment(1)	$3,049,275	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 266,164	$ 266,164	$ 266,164	$ 0	$ 0
Restricted Stock(3)	$2,369,948	$2,369,948	$2,369,948	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$1,550,309	$ 578,918	$1,852,735	$1,550,309	$1,427,532(5)
Health Coverage(6)	$ 80,000	$ 0	$ 80,000	$ 80,000	$ 80,000
Deferred Compensation(7)	$ 581,027	$ 581,027	$ 581,027	$ 581,027	$ 581,027
Total	$7,896,723	$3,796,057	$5,149,874	$2,211,336	$2,088,559

(1) Represents payment of two times of each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($750,000) and (ii) average annual bonus for the two most recent completed calendar years ($774,638).

(2) Assumes all outstanding options were exercised on June 30, 2008 at $41.90 per share, the closing price of a share of common stock of the company on the New York Stock Exchange on June 30, 2008.

(3) Amounts include $172,838 attributable to one-year performance-based restricted stock, and $2,197,110 attributable to the 2007/2008 and 2008/2009 two-year performance-based restricted stock programs. Amounts assume performance goals of the two-year performance-based restricted stock program spanning fiscal years 2008 and 2009 will be achieved at 100% target rate.

(4) Represents present value of the benefit as of June 30, 2008. We calculated the present value as of June 30, 2008 using the RP-2000 white collar mortality table (projected to 2008) and a 6.95% discount rate. The amount in the Disability column reflects the present value of an unreduced early retirement benefit.

(5) Present value of accrued benefit as of June 30, 2008 reduced for early retirement by 5% per year for every year Mr. Martone's age precedes 65.

(6) We determined the present value of this health coverage using a discount rate of 6.25% and a medical inflation rate beginning at 9.5% for 2008-2009 and ultimately settling at 5% by 2015.

(7) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2008. The deferred compensation account is funded entirely by Mr. Martone's bonus deferrals.

Potential Payments upon Termination or Change in Control for James B. Benson

Payment Elements	Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause ($)	Retirement ($)
Termination Payment(1)	$1,293,994	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 179,902	$ 179,902	$ 179,902	$ 0	$ 0
Restricted Stock(3)	$1,138,465	$1,138,465	$1,138,465	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$1,081,380	$ 483,817	$1,181,836	$1,081,380	$1,081,380(5)
Health Coverage(6)	$ 43,000	$ 0	$ 43,000	$ 43,000	$ 43,000
Deferred Compensation(7)	$2,354,421	$2,354,421	$2,354,421	$2,354,421	$2,354,421
Total	$6,091,162	$4,156,605	$4,897,624	$3,478,801	$3,478,801

(1) Represents payment of one and one-half times of each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($450,063) and (ii) average annual bonus for the two most recent completed calendar years ($412,600).

(2) Assumes all outstanding options were exercised on June 30, 2008 at $41.90 per share, the closing price of a share of common stock of the company on the New York Stock Exchange on June 30, 2008.

(3) Amounts include $83,842 attributable to one-year performance-based restricted stock, and $1,054,623 attributable to the 2007/2008 and 2008/2009 two-year performance-based restricted stock programs. Amounts assume performance goals of the two-year performance-based restricted stock program spanning fiscal years 2008 and 2009 will be achieved at 100% target rate.

(4) Represents present value of the benefit as of June 30, 2008. We calculated the present value as of June 30, 2008 using the RP-2000 white collar mortality table (projected to 2008) and a 6.95% discount rate. The amount in the Disability column reflects the present value of an unreduced early retirement benefit.

(5) Present value of accrued benefit as of June 30, 2008 reduced for early retirement by 5% per year for every year Mr. Benson's age precedes 65.

(6) We determined the present value of this health coverage using a discount rate of 6.25% and a medical inflation rate beginning at 9.5% for 2008-2009 and ultimately settling at 5% by 2015.

(7) Represents aggregate value of nonqualified deferred compensation balance at June 30, 2008. The deferred compensation account is funded entirely by Mr. Benson's bonus deferrals.

Potential Payments upon Termination or Change in Control for George I. Stoeckert*

Payment Elements	Termination Following Change In Control ($)	Death ($)	Disability ($)	Involuntary Termination Without Cause ($)	Retirement ($)
Termination Payment(1)	$1,190,288	$ 0	$ 0	$ 0	$ 0
Stock Options(2)	$ 214,568	$ 214,568	$ 214,568	$ 0	$ 0
Restricted Stock(3)	$1,018,799	$1,018,799	$1,018,799	$ 0	$ 0
Supplemental Officers Retirement Plan(4)	$ 531,812	$ 204,015	$ 693,279	$531,812	$508,728(5)
Health Coverage(6)	$ 77,000	$ 0	$ 77,000	$ 77,000	$ 77,000
Total	$3,032,467	$1,437,382	$2,003,646	$608,812	$585,728

(*) Mr. Stoeckert ceased to be an executive officer on June 30, 2008 and retired from the company on July 31, 2008. See "Payments upon Retirement for George I. Stoeckert" below for the actual payments to Mr. Stoeckert in connection with his retirement.

(1) Represents payment of one and one-half times of each of (i) highest rate of annual salary during the calendar year in which employment terminates or the year immediately prior to the termination ($409,034) and (ii) average annual bonus for the two most recent completed calendar years ($384,491).

(2) Assumes all outstanding options were exercised on June 30, 2008 at $41.90 per share, the closing price of a share of common stock of the company on the New York Stock Exchange on June 30, 2008.

(3) Amounts include $104,792 attributable to one-year performance-based restricted stock, and $914,007 attributable to the 2007/2008 and 2008/2009 two-year performance-based restricted stock programs. Amounts assume performance goals of the two-year performance-based restricted stock program spanning fiscal years 2008 and 2009 will be achieved at 100% target rate.

(4) Represents present value of the benefit as of June 30, 2008. We calculated the present value as of June 30, 2008 using the RP-2000 white collar mortality table (projected to 2008) and a 6.95% discount rate. The amount in the Disability column reflects the present value of an unreduced early retirement benefit.

(5) Present value of accrued benefit as of June 30, 2008 reduced for early retirement by 5% per year for every year Mr. Stoeckert's age precedes 65.

(6) We determined the present value of this health coverage using a discount rate of 6.25% and a medical inflation rate beginning at 9.5% for 2008-2009 and ultimately settling at 5% by 2015.

Payments upon Retirement for George I. Stoeckert

Pursuant to Mr. Stoeckert's termination agreement, Mr. Stoeckert will receive severance pay of $409,034.13 in 12 installments beginning in February 2009 and ending in January 2010. In addition, Mr. Stoeckert will receive a $368,100 payment under the fiscal year 2008 bonus plan, an additional bonus of $200,000, $31,414.16 for accrued and unused vacation, and a special separation payment of $35,000.

AUDIT COMMITTEE REPORT

The audit committee oversees the financial management of the company, the company's independent auditors and financial reporting procedures of the company on behalf of the board of directors. In fulfilling its oversight responsibilities, the committee reviewed and discussed the company's audited financial statements with management, which has primary responsibility for the preparation of the financial statements. In performing its review, the committee discussed the propriety of the application of accounting principles by the company, the reasonableness of significant judgments and estimates used in the preparation of the financial statements, and the clarity of disclosures in the financial statements. Management represented to the audit committee that the company's financial statements were prepared in accordance with generally accepted accounting principles. The committee also reviewed and discussed the company's audited financial statements with Deloitte & Touche LLP, an independent registered public accounting firm, the company's independent auditors for the fiscal year 2008, which is responsible for expressing an opinion on the conformity of the company's audited financial statements with generally accepted accounting principles.

During the course of fiscal year 2008, management completed the documentation, testing and evaluation of the company's system of internal control over financial reporting in response to the requirements set forth in Section 404 of the Sarbanes-Oxley Act of 2002 and related regulations. The audit committee was kept apprised of the progress of the evaluation and provided oversight and advice to management during the process. In connection with this oversight, the audit committee received periodic updates provided by management and Deloitte & Touche LLP at each audit committee meeting. At the conclusion of the process, management provided the audit committee with, and the audit committee reviewed, a report on the effectiveness of the company's internal control over financial reporting. The audit committee also reviewed the report of management contained in the annual report on Form 10-K for the fiscal year ended June 30, 2008 filed with the SEC, as well as Deloitte & Touche LLP's Report of Independent Registered Public Accounting Firm included in the annual report on Form 10-K for the fiscal year ended June 30, 2008 related to its audit of the consolidated financial statements and financial statement schedule, and the effectiveness of internal control over financial reporting. The audit committee continues to oversee the company's efforts related to its internal control over financial reporting and management's preparations for the evaluation in fiscal year 2009.

The audit committee has discussed with Deloitte & Touche LLP the matters that are required to be discussed by Statement on Auditing Standards No. 61 (Communication with Audit Committees), as amended. Deloitte & Touche LLP has provided to the committee the written disclosures and the letter required by Independence Standards Board Standard No. 1 (Independence Discussions with Audit Committees), and the committee discussed with Deloitte & Touche LLP the firm's independence, including the matters in those written disclosures. The committee also considered whether Deloitte & Touche LLP's provision of non-audit services to the company and its affiliates and the fees and costs billed and expected to be billed by Deloitte & Touche LLP for those services, is compatible with Deloitte & Touche LLP's independence. The audit committee has discussed with the company's internal auditors and with Deloitte & Touche LLP, with and without management present, their respective evaluations of the company's internal accounting controls and the overall quality of the company's financial reporting.

In addition, the committee discussed with management, and took into consideration when issuing this report, the Auditor Independence Policy, which prohibits the company or any of its affiliates from entering into most non-audit related consulting arrangements with its independent auditors. The Auditor Independence Policy is discussed in further detail below under "Independent Registered Public Accounting Firm's Fees."

Based on the considerations referred to above, the audit committee recommended to the board of directors that the audited financial statements be included in our annual report on Form 10-K for the fiscal year ended June 30, 2008. In addition, the committee appointed Deloitte & Touche LLP as the independent auditors for the company for the fiscal year 2009, subject to the ratification by the stockholders at the 2008 Annual Meeting of Stockholders.

Audit Committee
of the Board of Directors

Leon G. Cooperman, Chairman
Gregory D. Brenneman
Eric C. Fast
R. Glenn Hubbard

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM'S FEES

In addition to retaining Deloitte & Touche LLP to audit the consolidated financial statements for fiscal year 2008, the audit committee retained Deloitte & Touche LLP to provide various services in fiscal year 2008 and fiscal year 2007. The aggregate fees billed by Deloitte & Touche LLP in fiscal year 2008 and fiscal year 2007 for these various services were:

Type of Fees	FY 2008	FY 2007
	($ in thousands)	
Audit Fees	$ 6,679	$ 6,208
Audit-Related Fees	1,179	8,384
Tax Fees	2,547	1,027
All Other Fees	0	0
Total	$10,405	$15,619

In the above table, in accordance with SEC definitions, "audit fees" are fees we paid Deloitte & Touche LLP for professional services for the audit of the company's consolidated financial statements included in our annual report on Form 10-K and review of financial statements included in our quarterly reports on Form 10-Q, services that are normally provided by Deloitte & Touche LLP in connection with statutory and regulatory filings or engagements or any other services performed by Deloitte & Touche LLP to comply with generally accepted auditing standards; "audit-related fees" are fees billed by Deloitte & Touche LLP for assurance and related services that are typically performed by the independent public accountant (e.g., due diligence services, employee benefit plan audits and internal control reviews); "tax fees" are fees for tax compliance, tax advice and tax planning; and "all other fees" are fees billed by Deloitte & Touche LLP to the company for any services not included in the first three categories.

The board of directors has adopted an auditor independence policy that prohibits our independent auditors from providing:

- bookkeeping or other services related to the accounting records or financial statements of the company;
- financial information systems design and implementation services;
- appraisal or valuation services, fairness opinions or contribution-in-kind reports;
- actuarial services;
- internal audit outsourcing services;
- management functions or human resources services;
- broker or dealer, investment adviser or investment banking services;
- legal services and expert services unrelated to the audit; and
- any other service that the Public Company Accounting Oversight Board or the Securities and Exchange Commission determines, by regulation, is impermissible.

The audit committee has adopted a policy requiring that all audit, audit-related and non-audit services be pre-approved by the audit committee. All services provided to us by the independent auditors in fiscal year 2008 and fiscal year 2007 were pre-approved by the audit committee. The independent auditors may only perform non-prohibited non-audit services that have been specifically approved in advance by the audit committee, regardless of the dollar value of the services to be provided. In addition, before the audit committee will consider granting its approval, the company's management must have determined that such specific non-prohibited non-audit services can be best performed by the independent auditors based on its in-depth knowledge of our business, processes and policies. The audit committee, as part of its approval process, considers the potential impact of any proposed work on the independent auditors' independence.

PROPOSAL 2

APPROVAL OF THE 2008 OMNIBUS AWARD PLAN

Our stockholders are being asked to approve the Automatic Data Processing, Inc. 2008 Omnibus Award Plan. The Board of Directors adopted the 2008 Omnibus Award Plan on August 14, 2008, subject to stockholder approval at the annual meeting.

The Board of Directors has determined that it is advisable and in the best interests of the Company and the stockholders to adopt the 2008 Omnibus Award Plan. The purpose of the 2008 Omnibus Award Plan is to provide a means through which the Company and its affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors of the Company and its affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of the Company's common stock, thereby strengthening their commitment to the welfare of the Company and its affiliates and aligning their interests with those of the Company's stockholders. The 2008 Omnibus Award Plan is generally intended to provide incentive compensation and performance compensation awards that qualify as performance-based compensation within the meaning of Section 162(m) of Internal Revenue Code of 1986, as amended (the "Code"). A copy of the 2008 Omnibus Award Plan is attached hereto as Appendix A. The following summary of the material features of the 2008 Omnibus Award Plan is qualified in its entirety by reference to the complete text of the 2008 Omnibus Award Plan.

If the 2008 Omnibus Award Plan is approved, no more awards will be granted under our 2000 Stock Option Plan, 2003 Director Stock Plan, Key Employees' Restricted Stock Plan or Executive Incentive Compensation Plan (the "Prior Plans").

Summary of the 2008 Omnibus Award Plan

Administration. Our 2008 Omnibus Award Plan will be administered by a committee approved by our board of directors (or, if no committee has been appointed, it shall be administered by the board of directors). Our compensation committee will initially administer the 2008 Omnibus Award Plan. The committee will have the authority to determine the terms and conditions of any agreements evidencing any awards granted under our 2008 Omnibus Award Plan and to establish, amend, suspend or waive any rules and regulations relating to our 2008 Omnibus Award Plan. The compensation committee will have full discretion to administer and interpret the 2008 Omnibus Award Plan and to determine, among other things, the time or times at which the awards may be exercised and whether and under what circumstances an award may be exercised.

Eligibility. Any of our employees, directors, officers or consultants and those of our affiliates will be eligible for awards under the 2008 Omnibus Award Plan. The committee has the sole authority to determine who will be granted an award under the 2008 Omnibus Award Plan.

Number of Shares Authorized. The 2008 Omnibus Award Plan provides for an aggregate of 5,000,000 shares of our common stock plus the number of shares of our common stock that remain available for awards under the Prior Plans on the day the 2008 Omnibus Award Plan is approved by the stockholders. As of the date of this proxy statement, there are approximately 26,000,000 shares of our common stock available under the Prior Plans, which will result in a total of approximately 31,000,000 shares of our common stock available for awards under the 2008 Omnibus Award Plan. No participant may be granted awards of options and stock appreciation rights with respect to more than 3,000,000 shares of our common stock in any consecutive 36-month period. No more than 300,000 shares of our common stock may be granted under our 2008 Omnibus Award Plan with respect to performance compensation awards to any single participant for a single fiscal year during a performance period or, if the award is paid in cash, other securities or other awards under the 2008 Omnibus Award Plan, no more than the fair market value of 300,000 shares of our common stock on the last day of the performance period to which the award relates. The maximum amount payable to a participant pursuant to a cash bonus under our 2008 Omnibus Award Plan for any single fiscal year during a performance period is $5,000,000. No more than an aggregate of 5,000,000 shares of our common stock, plus the number of shares of our common stock that remain available for awards under the Prior Plans on the day the 2008 Omnibus Award Plan is approved by the stockholders, may be issued in the aggregate in respect of incentive stock options under our 2008 Omnibus Award Plan. All of the shares of our common stock available for awards under the 2008 Omnibus Award Plan will be available for incentive stock options. If any award granted under the 2008 Omnibus Award Plan expires, terminates, is canceled or forfeited without being settled or exercised, or if a stock appreciation right is settled in cash or otherwise without the issuance of shares, shares of our common stock subject to such award will again be made available for future grant. In addition, if any shares are surrendered or tendered to pay the exercise price of an award or to satisfy withholding taxes owed, such shares will again be available for grant under the 2008 Omnibus Award Plan. If there is any change in our corporate capitalization, the compensation committee in its sole discretion may make substitutions or adjustments to the number of shares reserved for issuance under our 2008 Omnibus Award Plan, the number of shares covered by awards then outstanding under our 2008 Omnibus Award Plan, the limitations on awards under our 2008 Omnibus Award Plan, the exercise price of outstanding options and such other equitable substitution or adjustments as it may determine to be equitable.

The 2008 Omnibus Award Plan will have a term of ten years and no further awards may be granted after that date.

Awards Available for Grant. The compensation committee may grant awards of nonqualified stock options, incentive (qualified) stock options, stock appreciation rights, restricted stock awards, restricted stock units, other stock-based awards, performance compensation awards (including cash bonus awards) or any combination of the foregoing.

Options. The compensation committee will be authorized to grant options to purchase shares of common stock that are either "qualified," meaning they are intended to satisfy the requirements of Section 422 of Code for incentive stock options, or "nonqualified," meaning they are not intended to satisfy the requirements of Section 422 of the Code. Options granted under our 2008 Omnibus Award Plan will be subject to the terms and conditions established by the compensation committee. Under the terms of our 2008 Omnibus Award Plan, the exercise price of the options will not be less than the fair market value of our common stock at the time of grant. Options granted under the 2008 Omnibus Award Plan will be subject to such terms, including the exercise price and the conditions and timing of exercise, as may be determined by the committee and specified in the applicable award agreement. The maximum term of an option granted under the 2008 Omnibus Award Plan will be ten years from the date of grant (or five years in the case of a qualified option granted to a 10% stockholder). Payment in respect of the exercise of an option may be made in cash or by check, by surrender of unrestricted shares (at their fair market value on the date of exercise), through a "net exercise," or the compensation committee may, in its discretion and to the extent permitted by law, allow such payment to be made through a broker-assisted cashless exercise mechanism or by such other method as the committee may determine to be appropriate. The compensation committee may, in its sole discretion, accelerate the exercisability of a stock option upon a change in control, death, disability, retirement or any other termination of a participant's employment.

In-the-money options that have not been exercised by the option's expiration date will be automatically exercised by means of a net exercise.

Stock Appreciation Rights. The committee will be authorized to award stock appreciation rights (referred to in this proxy statement as SARs) under the 2008 Omnibus Award Plan. SARs will be subject to the terms and conditions established by the compensation committee and reflected in the award agreement. A SAR is a contractual right that allows a participant to receive, either in the form of cash, shares or any combination of cash and shares, the appreciation, if any, in the value of a share over a certain period of time. An option granted under the 2008 Omnibus Award Plan may include SARs, and SARs may also be awarded to a participant independent of the grant of an option. SARs granted in connection with an option shall be subject to terms similar to the option corresponding to such SARs. The compensation committee may, in its sole discretion, accelerate the exercisability of a SAR upon a change in control, death, disability, retirement or any other termination of a participant's employment.

In-the-money SARs that have not been exercised by the SAR's expiration date will be automatically settled at that time.

Restricted Stock. The committee will be authorized to award restricted stock under the 2008 Omnibus Award Plan. Awards of restricted stock will be subject to the terms and conditions established by the compensation committee. Restricted stock is common stock that is subject to such restrictions as may be determined by the compensation committee for a specified period. If any dividends in respect of restricted stock have been withheld by the company during the restricted period, those dividends will be paid in cash or, at the discretion of the committee, in common stock when the restricted period ends, unless the restricted stock has previously been forfeited. The committee will determine the treatment of any unvested portion of a restricted stock award upon termination of a participant's employment or service (and may, in its sole discretion, accelerate the lapse of any or all restrictions upon a change in control, death, disability, retirement or any other termination of a participant's employment).

Restricted Stock Unit Awards. The committee will be authorized to award restricted stock unit awards. Restricted stock unit awards will be subject to the terms and conditions established by the compensation committee. At the election of the compensation committee, the participant will receive a number of shares of common stock equal to the number of units earned or an amount in cash equal to the fair market value of that number of shares at the expiration of the period over which the units are to be earned or at a later date selected by the compensation committee. If a restricted stock unit award agreement so provides, the restricted stock unit award will be credited with dividend equivalents in respect of the common stock underlying the restricted stock units. Any such dividend equivalents will be paid in cash or, at the discretion of the committee, in common stock when the restricted period ends, unless the restricted stock has previously been forfeited. The committee will determine the treatment of any unvested portion of restricted stock unit awards upon termination of a participant's employment or service (and may, in its sole discretion, accelerate the lapse of any or all restrictions upon a change in control, death, disability, retirement or any other termination of a participant's employment).

Other Stock-Based Awards. The committee will be authorized to award unrestricted common stock, and restricted stock under our Performance Based Restricted Stock Program or other incentive programs that we may maintain from time to time. These awards may be granted either alone or in tandem with other awards with such terms and conditions as the committee may determine.

Deferred Stock Units. Our non-employee directors will be granted deferred stock units. Deferred stock units entitle the director to receive a number of shares of our common stock on a deferred basis that are equal in value to the portion of the director's annual retainer set by the board to be paid in deferred stock units. The Board may also permit directors to defer payment of any portion of the remainder of their annual retainers. In addition, directors will be allowed to defer payment of any portion of their meeting fees or fees they earn for serving as a board committee chairperson. Directors may choose to have meeting fees so deferred credited as cash or deferred stock units. Each of our directors will be credited with deferred stock units equal to the fixed portion of the retainer to be deferred and any elective portion the director has elected to defer. Directors' deferred stock unit accounts will be credited with dividend equivalents whenever we pay dividends on our common stock. Dividend equivalents will accrue interest, and meeting fees deferred by our directors will also be credited with interest. Deferred stock units, meeting fees and dividend equivalents will all be paid to the directors 30 days after they cease serving as a member of our board of directors.

Performance Compensation Awards. The compensation committee may grant any award other than a stock option or a SAR under the 2008 Omnibus Award Plan in the form of a performance compensation award by conditioning the vesting of the award on the satisfaction of certain performance goals. The committee may establish these performance goals with reference to one or more of the following:

- net earnings or net income (before or after taxes);
- basic or diluted earnings per share (before or after taxes);
- net revenue or net revenue growth;
- gross revenue, gross revenue growth;
- gross profit or gross profit growth;
- net operating profit (before or after taxes);
- return measures (including, but not limited to, return on investment, assets, capital, invested capital, equity or sales);
- cash flow measures (including, but not limited to, operating cash flow, free cash flow and cash flow return on capital);
- earnings before or after taxes, interest, depreciation, and/or amortization;
- gross or operating margins;
- productivity ratios;
- share price (including, but not limited to, growth measures and total stockholder return);
- expense targets;

- operating efficiency;
- objective measures of customer satisfaction;
- working capital targets;
- measures of economic value added;
- inventory control;
- stockholder return;
- sales;
- enterprise value;
- client retention;
- competitive market metrics;
- employee retention;
- timely completion of new product rollouts;
- timely launch of new facilities;
- objective measures of personal targets, goals or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions, expansions of specific business operations and meeting divisional or project budgets); or
- any combination of the foregoing.

Transferability. Each award may be exercised during the participant's lifetime only by the participant or, if permissible under applicable law, by the participant's legal guardian or representative and may not be otherwise transferred or encumbered by a participant other than by will or by the laws of descent and distribution, except that awards (other than incentive stock options) may in the sole discretion of the compensation committee be transferred without consideration and on such other terms and conditions as set forth by the compensation committee.

Amendment. Our 2008 Omnibus Award Plan will have a term of 10 years. Our board of directors may amend, suspend or terminate our 2008 Omnibus Award Plan at any time; however, stockholder approval to amend our 2008 Omnibus Award Plan may be necessary if the law so requires. Also, we would need stockholder approval if the committee intended to amend an award agreement in a way that would either reduce the exercise price or strike price of a stock option or SAR, or cancel and replace an outstanding stock option or SAR with a new option or SAR or other award or cash in a way that would constitute a "repricing" for financial statement reporting purposes or otherwise fail to qualify for equity accounting treatment, or take any other action that is considered a "repricing" for purposes of any stockholder approval rules of any securities exchange or inter-dealer quotation system on which our securities are listed or quoted, and in either case was not otherwise permitted by the provisions of the plan relating to adjustments of awards in the case of changes in our capital structure and similar events. No amendment, suspension or termination will materially and adversely affect the rights of any participant or recipient of any award without the consent of the participant or recipient.

U.S. Federal Income Tax Consequences

The following is a general summary of the material U.S. federal income tax consequences of the grant and exercise and vesting of awards under our 2008 Omnibus Award Plan and the disposition of shares acquired pursuant to the exercise of such awards and is intended to reflect the current provisions of the Code and the regulations thereunder. This summary is not intended to be a complete statement of applicable law, nor does it address foreign, state, local and payroll tax considerations. Moreover, the U.S. federal income tax consequences to any particular participant may differ from those described herein by reason of, among other things, the particular circumstances of such participant.

Options. The Code requires that, for treatment of an option as a qualified option, shares of our common stock acquired through the exercise of a qualified option cannot be disposed of before the later of (i) two years from the date of grant of the option, or (ii) one year from the date of exercise. Holders of qualified options will generally incur no federal income tax liability at the time of grant or upon exercise of those options. However, the spread at exercise will be an "item of tax preference," which may give rise to "alternative minimum tax" liability for the taxable year in which the exercise occurs. If the holder does not dispose of the shares before two years following the date of grant and one year following the date of exercise, the difference between the exercise price and the amount realized upon disposition of the shares will constitute long-term capital gain or loss, as the case may be. Assuming both holding periods are satisfied, no deduction will be allowed to us for federal income tax purposes in connection with the grant or exercise of the qualified option. If, within two years following the date of grant or within one year following the date of exercise, the holder of shares acquired through the exercise of a qualified option disposes of those shares, the participant will generally realize taxable compensation at the time of such disposition equal to the difference between the exercise price and the lesser of the fair market value of the share on the date of exercise or the amount realized on the subsequent disposition of the shares, and that amount will generally be deductible by us for federal income tax purposes, subject to the possible limitations on deductibility under Sections 280G and 162(m) of the Code for compensation paid to executives designated in those Sections. Finally, if an otherwise qualified option becomes first exercisable in any one year for shares having an aggregate value in excess of $100,000 (based on the grant date value), the portion of the qualified option in respect of those excess shares will be treated as a non-qualified stock option for federal income tax purposes. No income will be realized by a participant upon grant of a non-qualified stock option. Upon the exercise of a non-qualified stock option, the participant will recognize ordinary compensation income in an amount equal to the excess, if any, of the fair market value of the underlying exercised shares over the option exercise price paid at the time of exercise. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Restricted Stock. A participant will not be subject to tax upon the grant of an award of restricted stock unless the participant otherwise elects to be taxed at the time of grant pursuant to Section 83(b) of the Code. On the date an award of restricted stock becomes transferable or is no longer subject to a substantial risk of forfeiture, the participant will have taxable compensation equal to the difference between the fair market value of the shares on that date over the amount the participant paid for such shares, if any, unless the participant made an election under Section 83(b) of the Code to be taxed at the time of grant. If the participant made an election under Section 83(b), the participant will have taxable compensation at the time of grant equal to the difference between the fair market value of the shares on the date of grant over the amount the participant paid for such shares, if any. (Special rules apply to the receipt and disposition of restricted shares received by officers and directors who are subject to Section 16(b) of the Securities Exchange Act of 1934). We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Deferred Stock Units and Restricted Stock Units. A participant will not be subject to tax upon the grant of a deferred stock unit award or a restricted stock unit award. Rather, upon the delivery of shares or cash pursuant to a deferred stock unit award or a restricted stock unit award, the participant will have taxable compensation equal to the fair market value of the number of shares (or the amount of cash) he actually receives with respect to the award. We will be able to deduct the amount of taxable compensation to the participant for U.S. federal income tax purposes, but the deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

SARs. No income will be realized by a participant upon grant of a SAR. Upon the exercise of a SAR, the participant will recognize ordinary compensation income in an amount equal to the fair market value of the payment received in respect of the SAR. We will be able to deduct this same amount for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Other Stock-Based Awards. A participant will have taxable compensation equal to the difference between the fair market value of the shares on the date the award is settled (whether in shares or cash, or both) over the amount the participant paid for such shares, if any. We will be able to deduct, at the same time as it is recognized by the participant, the amount of taxable compensation to the participant for U.S. federal income tax purposes, but such deduction may be limited under Sections 280G and 162(m) of the Code for compensation paid to certain executives designated in those Sections.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for U.S. federal income tax purposes for compensation in excess of $1,000,000 per year per person to its chief executive officer and the three other officers besides the chief financial officer whose compensation is disclosed in its proxy statement, subject to certain exceptions. The 2008 Omnibus Award Plan is intended to satisfy an exception with respect to grants of options and SARs to covered employees. In addition, the 2008 Omnibus Award Plan is designed to permit certain awards of restricted stock, restricted stock units, cash bonus awards and other awards to be awarded as performance compensation awards intended to qualify under either the "performance-based compensation" exception to Section 162(m) of the Code.

New Plan Benefits

If the 2008 Omnibus Award Plan is approved by our stockholders, awards under the 2008 Omnibus Award Plan will be determined by the committee in its discretion, and it is, therefore, not possible to predict the awards that will be made to particular officers in the future; however, if our stockholders approve the 2008 Omnibus Award Plan, we intend to make the following grants of deferred stock units and options to our non-employee directors on the day the 2008 Omnibus Award Plan is approved by the stockholders:

Automatic Data Processing, Inc.
2008 Omnibus Award Plan

Name and Position Non-Executive Director Group	Dollar Value of Deferred Stock Units	Number of Shares of Common Stock Subject to Options
Gregory D. Brenneman	$105,000	5,000
Leslie A. Brun	$200,000	5,000
Leon G. Cooperman	$105,000	5,000
Eric C. Fast	$105,000	5,000
R. Glenn Hubbard	$105,000	5,000
John P. Jones	$105,000	5,000
Frederic V. Malek	$105,000	5,000
Charles H. Noski	$105,000	5,000
Sharon T. Rowlands	$105,000	5,000
Gregory L. Summe	$105,000	5,000

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to approve the 2008 Omnibus Award Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE APPROVAL OF THE 2008 OMNIBUS AWARD PLAN.

PROPOSAL 3

APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

At the Annual Meeting of Stockholders, the stockholders will vote on the ratification of the appointment by the audit committee of Deloitte & Touche LLP, an independent registered public accounting firm, as the independent certified public accountants to audit the accounts of the company and its subsidiaries for the fiscal year that began on July 1, 2008. Deloitte & Touche LLP is a member of the SEC Practice Section of the American Institute of Certified Public Accountants. A representative of Deloitte & Touche LLP will be present at the Annual Meeting of Stockholders and will have an opportunity to make a statement if he or she desires. He or she will be available to answer appropriate questions.

Stockholder Approval Required

The affirmative vote of the holders of a majority of the shares present in person or by proxy and entitled to vote thereon at the meeting of stockholders is required to ratify Deloitte & Touche LLP's appointment as the company's independent auditors.

THE BOARD OF DIRECTORS RECOMMENDS THAT THE STOCKHOLDERS VOTE FOR THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS THE COMPANY'S INDEPENDENT AUDITORS.

OTHER MATTERS

So far as the board of directors is aware, only the aforementioned matters will be acted upon at the meeting. If any other matters properly come before the meeting, the accompanying proxy may be voted on such other matters in accordance with the best judgment of the person or persons voting said proxy.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

We believe that during the fiscal year ended June 30, 2008, all filing requirements under Section 16(a) of the Exchange Act applicable to our non-employee directors and beneficial owners have been complied with. We also believe that during the fiscal year ended June 30, 2008, all such filing requirements applicable to our officers have been complied with, except that there was an inadvertent omission to timely file a Form 4 on behalf of Mr. Martone, which was subsequently remedied by filing a Form 4 on behalf of Mr. Martone in April 2008.

STOCKHOLDER PROPOSALS

Stockholder proposals intended to be presented at the 2009 Annual Meeting of Stockholders must be received by the company for inclusion in the 2009 Proxy Statement no later than May 29, 2009. Any stockholder proposal that is not submitted for inclusion in the 2008 Proxy Statement but is instead sought to be presented directly at the 2008 Annual Meeting of Stockholders must be received by the company by August 11, 2009.

ANNUAL REPORT

Our annual report on Form 10-K for the fiscal year ended June 30, 2008 (without exhibits or documents incorporated by reference), which is not a part of the proxy soliciting material, is being made available via Internet or delivered to our stockholders together with this proxy statement.

ELECTRONIC DELIVERY OF FUTURE STOCKHOLDER COMMUNICATIONS

If you receive this proxy statement and our annual report on Form 10-K for the fiscal year ended June 30, 2008 by mail, we strongly encourage you to elect to view future proxy statements and annual reports over the Internet and save the company the cost of producing and mailing these documents. If you vote your shares over the Internet this year, you will be given the opportunity to choose electronic access at the time you vote. You can also choose electronic access by visiting the

Investor Relations section of our website at www.adp.com, or following the instructions that you will receive in connection with next year's annual meeting of stockholders. Stockholders who choose electronic access will receive an e-mail next year containing the Internet address to use to access the proxy statement and annual report on Form 10-K. Your choice will remain in effect until you cancel it. You do not have to elect Internet access each year.

IMPORTANT NOTICE REGARDING HOUSEHOLDING

To reduce the expense of delivering duplicate proxy materials to stockholders who may have more than one account holding our stock but share the same address, we have adopted a procedure known as "householding." Under this procedure, certain stockholders of record who have the same address and last name, and who do not participate in electronic delivery of proxy materials, will receive only one copy of our Notice of Internet Availability of Proxy Materials and, as applicable, any additional proxy materials that are delivered until such time as one or more of these stockholders notifies us that they want to receive separate copies. Stockholders who participate in householding will continue to have access to and utilize separate proxy voting instructions.

If you are a registered stockholder and choose to have separate copies of our Notice of Internet Availability of Proxy Materials, proxy statement and annual report on Form 10-K mailed to you, you must "opt-out" by writing to Broadridge Financial Solutions, Inc., Householding Department, 51 Mercedes Way, Edgewood, New York 11717 or by calling 1-800-542-1061 and we will cease householding all such disclosure documents within 30 days. If we do not receive instructions to remove your accounts from this service, your accounts will continue to be "householded" until we notify you otherwise. If you own our common stock in nominee name (such as through a broker), information regarding householding of disclosure documents should have been forwarded to you by your broker. However, please note that if you want to receive a paper proxy or voting instruction form or other proxy materials for purposes of this year's annual meeting, you should follow the instructions included in the Notice of Internet Availability of Proxy Materials that was sent to you.

You can also contact Broadridge Financial Solutions at 1-800-542-1061 if you received multiple copies of the annual meeting materials and would prefer to receive a single copy in the future.

For the Board of Directors

James B. Benson
Secretary

Roseland, New Jersey
September 26, 2008

APPENDIX A

Automatic Data Processing, Inc.
2008 Omnibus Award Plan

1. **Purpose.** The purpose of the Automatic Data Processing, Inc. 2008 Omnibus Award Plan is to provide a means through which the Company and its Affiliates may attract and retain key personnel and to provide a means whereby directors, officers, employees, consultants and advisors (and prospective directors, officers, employees, consultants and advisors) of the Company and its Affiliates can acquire and maintain an equity interest in the Company, or be paid incentive compensation, including incentive compensation measured by reference to the value of Common Stock, thereby strengthening their commitment to the welfare of the Company and its Affiliates and aligning their interests with those of the Company's stockholders. This Plan document is an omnibus document which includes, in addition to the Plan, separate sub-plans ("Sub Plans") that permit offerings of grants to employees of certain Designated Foreign Subsidiaries and other special purpose grants in connection with certain transactions. Offerings under the Sub Plans may be made in particular locations outside the United States of America and shall comply with local laws applicable to offerings in such foreign jurisdictions. The Plan shall be a separate and independent plan from the Sub Plans, but the total number of shares of Common Stock authorized to be issued under the Plan applies in the aggregate to both the Plan and the Sub Plans.

2. **Definitions.** The following definitions shall be applicable throughout the Plan.

(a) "Absolute Share Limit" has the meaning given such term in Section 5(b).

(b) "Account" means the bookkeeping account established and maintained by the Company for each Participant under Section 10(b) of the Plan.

(c) "Affiliate" means (i) any person or entity that directly or indirectly controls, is controlled by or is under common control with the Company and/or (ii) to the extent provided by the Committee, any person or entity in which the Company has a significant interest. The term "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as applied to any person or entity, means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such person or entity, whether through the ownership of voting or other securities, by contract or otherwise.

(d) "Annual Retainer" means the annual retainer for Non-Employee Directors, as set from time to time by the Board.

(e) "Annual Retainer Dollar Amount" means a dollar amount established by the Board from time to time as the amount of the Annual Retainer that shall be paid in the form of Deferred Stock Units.

(f) "Award" means, individually or collectively, any Incentive Stock Option, Nonqualified Stock Option, Stock Appreciation Right, Restricted Stock, Restricted Stock Unit, Other Stock-Based Award and Performance Compensation Award granted under the Plan. For purposes of Section 5(c) of the Plan, "Award" and "Award under the Plan" shall also mean any stock-based award granted under a Prior Plan and outstanding on the Effective Date.

(g) "Board" means the Board of Directors of the Company.

(h) "Cause" means, in the case of a particular Award, unless the applicable Award agreement states otherwise, (i) the Company or an Affiliate having "cause" to terminate a Participant's employment or service, as defined in any employment or consulting agreement between the Participant and the Company or an Affiliate in effect at the time of such termination or (ii) in the absence of any such employment or consulting agreement (or the absence of any definition of "Cause" contained therein), (A) the good faith determination by the Committee that the Participant has ceased to perform his or her duties to the Company or an Affiliate (other than as a result of his or her incapacity due to physical or mental illness or injury), which failure amounts to an intentional and extended neglect of his or her duties to such party, provided that no such failure shall constitute Cause unless the Participant has been given notice of such failure and (if cure is reasonably possible) has not cured such act or omission within 15 days following receipt of such notice, (B) the Committee's good faith determination that the Participant has engaged or is about to engage in conduct injurious to the Company or an Affiliate, (C) the Participant having been convicted of, or plead guilty or no contest to, a felony or any crime involving as a material element fraud or dishonesty, (D) the consistent failure of the Participant to follow the lawful instructions of the Board or his or her direct superiors, which failure amounts to an intentional and extended neglect of his or her duties to the Company or an Affiliate thereof, or (E) in the case of a Participant who is a Non-Employee Director, the Participant engaging in any of the activities described in clauses (A) through (D) above. Any determination of whether Cause exists shall be made by the Committee in its sole discretion.

(i) "Change in Control" shall, in the case of a particular Award, unless the applicable Award agreement states otherwise or contains a different definition of "Change in Control," be deemed to occur upon: (A) any "Person" (as defined in Section 3(a)(9) of the Exchange Act), excluding the Company, any Subsidiary of the Company, or any employee benefit plan sponsored or maintained by the Company (including any trustee of any such plan acting in his or her capacity as trustee), becoming the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of securities of the Company representing 35% or more of the total combined voting power of the Company's then outstanding securities; (B) the merger, consolidation or other business combination of the Company (a "Transaction"), other than a Transaction immediately following which the stockholders of the Company immediately prior to the Transaction continue to be the beneficial owners of securities of the resulting entity representing more than 65% of the voting power in the resulting entity, in substantially the same proportions as their ownership of Company voting securities immediately prior to the Transaction; or (C) the sale of all or substantially all of the Company's assets, other than a sale immediately following which the stockholders of the Company immediately prior to the sale are the beneficial owners of securities of the purchasing entity representing more than 65% of the voting power in the purchasing entity, in substantially the same proportions as their ownership of Company voting securities immediately prior to the Transaction.

(j) "Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Reference in the Plan to any section of the Code shall be deemed to include any regulations or other interpretative guidance under such section, and any amendments or successor provisions to such section, regulations or guidance.

(k) "Committee" means a committee of at least two people as the Board may appoint to administer the Plan or, if no such committee has been appointed by the Board, the Board.

(l) "Committee Retainer" means the retainer paid to Non-Employee Directors in respect of service on a committee of the Board.

(m) "Common Stock" means the common stock, par value $0.10 per share, of the Company (and any stock or other securities into which such common stock may be converted or into which it may be exchanged).

(n) "Company" means Automatic Data Processing, Inc., a Delaware corporation, and any successor thereto.

(o) "Date of Grant" means the date on which the granting of an Award is authorized, or such other date as may be specified in such authorization.

(p) "Deferred Stock Units" has the meaning given such term in Section 10(b)(i) of the Plan.

(q) "Designated Foreign Subsidiaries" means all Affiliates organized under the laws of any jurisdiction or country other than the United States of America that may be designated by the Board or the Committee from time to time.

(r) "Disability" means, unless in the case of a particular Award the applicable Award agreement states otherwise, the Company or an Affiliate having cause to terminate a Participant's employment or service on account of "disability," as defined in any then-existing employment, consulting or other similar agreement between the Participant and the Company or an Affiliate or, in the absence of such an employment, consulting or other similar agreement, a condition entitling the Participant to receive benefits under a long-term disability plan of the Company or an Affiliate, or, in the absence of such a plan, the complete and permanent inability by reason of illness or accident to perform the duties of the occupation at which a Participant was employed or served when such disability commenced, as determined by the Committee based upon medical evidence acceptable to it.

(s) "Distribution Date" means, with respect to each Participant (or his beneficiary, if the Participant dies before distribution of his Account), the date on which distribution in respect of his Account interests in accordance with Section 10(b)(viii) commences. A Participant's Distribution Date shall be on the thirtieth day following the date of such Participant's Separation From Service.

(t) "Dividend Equivalents" means, with respect to each Deferred Stock Unit, an amount equal to the cash dividends, if any, which would have been paid with respect to such Deferred Stock Unit, if such Deferred Stock Unit were a share of Common Stock.

(u) "Effective Date" means the date on which the Plan is approved by the stockholders of the Company.

(v) "Elective Amount" means the portion or portions of the Annual Retainer and/or the Committee Retainer determined under Section 10(b)(ii) of the Plan in respect of services for any particular year which may be paid to the Non-Employee Director either in cash or in Deferred Stock Units at the election of the Non-Employee Director.

(w) "Eligible Director" means a person who is (i) a "non-employee director" within the meaning of Rule 16b-3 under the Exchange Act, (ii) an "outside director" within the meaning of Section 162(m) of the Code and (iii) an "independent director" under the rules of the NYSE or any other securities exchange or inter-dealer quotation system on which the Common Stock is listed or quoted, or a person meeting any similar requirement under any successor rule or regulation.

(x) "Eligible Person" means any (i) individual employed by the Company or an Affiliate, or any former employee of the Company or an Affiliate who was an employee of the Company or an Affiliate at the time a Performance Compensation Award was granted and at the conclusion of the corresponding Performance Period; provided, however, that no such employee covered by a collective bargaining agreement shall be an Eligible Person unless and to the extent that such eligibility is set forth in such collective bargaining agreement or in an agreement or instrument relating thereto; (ii) director or officer of the Company or an Affiliate; (iii) consultant or advisor to the Company or an Affiliate who may be offered securities registrable pursuant to a registration statement on Form S-8 under the Securities Act; or (iv) any prospective employees, directors, officers, consultants or advisors who have accepted offers of employment or consultancy from the Company or its Affiliates (and would satisfy the provisions of clauses (i) through (iii) above once he or she begins employment with or providing services to the Company or its Affiliates), who, in the case of each of clauses (i) through (iv) above has entered into an Award agreement or who has received written notification from the Committee or its designee that they have been selected to participate in the Plan.

(y) "Exchange Act" means the Securities Exchange Act of 1934, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Exchange Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(z) "Exercise Price" has the meaning given such term in Section 7(b) of the Plan.

(aa) "Fair Market Value" means, on a given date, (i) if the Common Stock is listed on a national securities exchange, the closing sales price of the Common Stock reported on the primary exchange on which the Common Stock is listed and traded on such date, or, if there is no such sale on that date, then on the last preceding date on which such a sale was reported; (ii) if the Common Stock is not listed on any national securities exchange but is quoted in an inter-dealer quotation system on a last sale basis, the average between the closing bid price and ask price reported on such date, or, if there is no such sale on that date, then on the last preceding date on which a sale was reported; or (iii) if the Common Stock is not listed on a national securities exchange or quoted in an inter-dealer quotation system on a last sale basis, the amount determined by the Committee in good faith to be the fair market value of the Common Stock.

(bb) "Immediate Family Members" shall have the meaning set forth in Section 14(b).

(cc) "Incentive Stock Option" means an Option which is designated by the Committee as an incentive stock option as described in Section 422 of the Code and otherwise meets the requirements set forth in the Plan.

(dd) "Indemnifiable Person" shall have the meaning set forth in Section 4(e) of the Plan.

(ee) "Meeting Fees" shall mean fees a Non-Employee Director earns for attendance at Board meetings and committee meetings, as well as fees a Non-Employee Director earns for serving as the chairperson of a committee of the Board.

(ff) "Negative Discretion" shall mean the discretion authorized by the Plan to be applied by the Committee to eliminate or reduce the size of a Performance Compensation Award consistent with Section 162(m) of the Code.

(gg) "Nonqualified Stock Option" means an Option which is not designated by the Committee as an Incentive Stock Option.

(hh) "Non-Employee Director" means a member of the Board who is not an employee of the Company or any Affiliate.

(ii) "NYSE" means the New York Stock Exchange.

(jj) "Option" means an Award granted under Section 7 of the Plan.

(kk) "Option Period" has the meaning given such term in Section 7(c) of the Plan.

(ll) "Other Stock-Based Award" means an Award granted under Section 10 of the Plan.

(mm) "Participant" means an Eligible Person who has been selected by the Committee to participate in the Plan and to receive an Award.

(nn) "Payment Date" means an annual date established by the Board from time to time for the crediting of the annual retainer to Non-Employee Directors in the form of Deferred Stock Units.

(oo) "Performance Compensation Award" shall mean any Award designated by the Committee as a Performance Compensation Award pursuant to Section 11 of the Plan.

(pp) "Performance Criteria" shall mean the criterion or criteria that the Committee shall select for purposes of establishing the Performance Goal(s) for a Performance Period with respect to any Performance Compensation Award under the Plan.

(qq) "Performance Formula" shall mean, for a Performance Period, the one or more objective formulae applied against the relevant Performance Goal to determine, with regard to the Performance Compensation Award of a particular Participant, whether all, some portion but less than all, or none of the Performance Compensation Award has been earned for the Performance Period.

(rr) "Performance Goals" shall mean, for a Performance Period, the one or more goals established by the Committee for the Performance Period based upon the Performance Criteria.

(ss) "Performance Period" shall mean the one or more periods of time of not less than 12 months, as the Committee may select, over which the attainment of one or more Performance Goals will be measured for the purpose of determining a Participant's right to, and the payment of, a Performance Compensation Award.

(tt) "Permitted Transferee" shall have the meaning set forth in Section 14(b) of the Plan.

(uu) "Person" has the meaning given such term in the definition of "Change in Control".

(vv) "Plan" means this Automatic Data Processing, Inc. 2008 Omnibus Award Plan.

(ww) "Prior Plan" shall mean each of the Automatic Data Processing, Inc. 2000 Stock Option Plan, the Automatic Data Processing, Inc. 2003 Director Stock Plan, the Automatic Data Processing, Inc. Key Employees' Restricted Stock Plan, and the Automatic Data Processing, Inc. Amended and Restated Executive Incentive Compensation Plan.

(xx) "Restricted Period" means the period of time determined by the Committee during which an Award is subject to restrictions or, as applicable, the period of time within which performance is measured for purposes of determining whether an Award has been earned.

(yy) "Restricted Stock" means Common Stock, subject to certain specified restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(zz) "Restricted Stock Unit" means an unfunded and unsecured promise to deliver shares of Common Stock, cash, other securities or other property, subject to certain restrictions (including, without limitation, a requirement that the Participant remain continuously employed or provide continuous services for a specified period of time), granted under Section 9 of the Plan.

(aaa) "SAR Period" has the meaning given such term in Section 8(c) of the Plan.

(bbb) "Securities Act" means the Securities Act of 1933, as amended, and any successor thereto. Reference in the Plan to any section of (or rule promulgated under) the Securities Act shall be deemed to include any rules, regulations or other interpretative guidance under such section or rule, and any amendments or successor provisions to such section, rules, regulations or guidance.

(ccc) "Separation From Service" shall have the meaning set forth in Section 409A(a)(2)(A)(i) of the Code.

(ddd) "Specified Employee" means a Participant who meets the definition of "specified employee," as defined in Section 409A(a)(2)(B)(i) of the Code.

(eee) "Stock Appreciation Right" or "SAR" means an Award granted under Section 8 of the Plan.

(fff) "Strike Price" has the meaning given such term in Section 8(b) of the Plan.

(ggg) "Subsidiary" means, with respect to any specified Person:

(1) any corporation, association or other business entity of which more than 50% of the total voting power of shares of Company voting securities (without regard to the occurrence of any contingency and after giving effect to any voting agreement or stockholders' agreement that effectively transfers voting power) is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person (or a combination thereof); and

(2) any partnership (or any comparable foreign entity) (a) the sole general partner (or functional equivalent thereof) or the managing general partner of which is such Person or Subsidiary of such Person or (b) the only general partners (or functional equivalents thereof) of which are that Person or one or more Subsidiaries of that Person (or any combination thereof).

(hhh) "Substitute Award" has the meaning given such term in Section 5(e).

(iii) "Sub Plans" has the meaning given such term in Section 1.

(jjj) "Transaction" has the meaning given such term in the definition of "Change in Control".

3. **Effective Date; Duration.** The Plan shall be effective as of the Effective Date. The expiration date of the Plan, on and after which date no Awards may be granted hereunder, shall be the tenth anniversary of the Effective Date; provided, however, that such expiration shall not affect Awards then outstanding, and the terms and conditions of the Plan shall continue to apply to such Awards.

4. **Administration.** (a) The Committee shall administer the Plan. To the extent required to comply with the provisions of Rule 16b-3 promulgated under the Exchange Act (if the Board is not acting as the Committee under the Plan) or necessary to obtain the exception for performance-based compensation under Section 162(m) of the Code, as applicable, it is intended that each member of the Committee shall, at the time he or she takes any action with respect to an Award under the Plan, be an Eligible Director. However, the fact that a Committee member shall fail to qualify as an Eligible Director shall not invalidate any Award granted by the Committee that is otherwise validly granted under the Plan.

(b) Subject to the provisions of the Plan and applicable law, the Committee shall have the sole and plenary authority, in addition to other express powers and authorizations conferred on the Committee by the Plan, to: (i) designate Participants; (ii) determine the type or types of Awards to be granted to a Participant; (iii) determine the number of shares of Common Stock to be covered by, or with respect to which payments, rights, or other matters are to be calculated in connection with, Awards; (iv) determine the terms and conditions of any Award; (v) determine whether, to what extent, and under what circumstances Awards may be settled or exercised in cash, shares of Common Stock, other securities, other Awards or other property, or canceled, forfeited, or suspended and the method or methods by which Awards may be settled, exercised, canceled, forfeited, or suspended; (vi) determine whether, to what extent, and under what circumstances the delivery of cash, Common Stock, other securities, other Awards or other property and other amounts payable with respect to an Award shall be deferred either automatically or at the election of the Participant or of the Committee; (vii) compute the number of Deferred Stock Units to be credited to the Accounts of Participants; (viii) interpret, administer, reconcile any inconsistency in, correct any defect in and/or supply any omission in the Plan and any instrument or agreement relating to, or Award granted under, the Plan; (ix) establish, amend, suspend, or waive any rules and regulations and appoint such agents as the Committee shall deem appropriate for the proper administration of the Plan; (x) accelerate the vesting or exercisability of, payment for or lapse of restrictions on, Awards (including previously deferred Awards), and accelerate and determine payouts, if any, in respect of Awards with incomplete Performance Periods, in each case upon a Change in Control, death, Disability or retirement (or on any other termination of employment) of a Participant; and (xi) make any other determination and take any other action that the Committee deems necessary or desirable for the administration of the Plan.

(c) Except to the extent prohibited by applicable law or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded, the Committee may allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. Any such allocation or delegation may be revoked by the Committee at any time. Without limiting the generality of the foregoing, the Committee may delegate to one or more officers of the Company or any Affiliate the authority to act on behalf of the Committee with respect to any matter, right, obligation, or election which is the responsibility of or which is allocated to the Committee herein, and which may be so delegated as a matter of law, except for grants of Awards to persons (i) subject to Section 16 of the Exchange Act or (ii) who are, or who are reasonably expected to be, "covered employees" for purposes of Section 162(m) of the Code.

(d) Unless otherwise expressly provided in the Plan, all designations, determinations, interpretations, and other decisions under or with respect to the Plan or any Award or any documents evidencing Awards granted pursuant to the Plan shall be within the sole discretion of the Committee, may be made at any time and shall be final, conclusive and binding upon all persons or entities, including, without limitation, the Company, any Affiliate, any Participant, any holder or beneficiary of any Award, and any stockholder of the Company.

(e) No member of the Board, the Committee or any employee or agent of the Company (each such person, an "Indemnifiable Person") shall be liable for any action taken or omitted to be taken or any determination made with respect to the Plan or any Award hereunder (unless constituting bad faith, fraud or a willful criminal act or omission). Each Indemnifiable Person shall be indemnified and held harmless by the Company against and from any loss, cost, liability, or expense (including attorneys' fees) that may be imposed upon or incurred by such Indemnifiable Person in connection with or resulting from any action, suit or proceeding to which such Indemnifiable Person may be a party or in which such Indemnifiable Person may be involved by reason of any action taken or omitted to be taken or determination made under the Plan or any Award agreement and against and from any and all amounts paid by such Indemnifiable Person with the Company's approval, in settlement thereof, or paid by such Indemnifiable Person in satisfaction of any judgment in any such action, suit or proceeding against such Indemnifiable Person, provided that the Company shall have the right, at its own expense, to assume and defend any such action, suit or proceeding and once the Company gives notice of its intent to assume the defense, the Company shall have sole control over such defense with counsel of the Company's choice. The foregoing right of indemnification shall not be available to an Indemnifiable Person to the extent that a final judgment or other final adjudication (in either case not subject to further appeal) binding upon such Indemnifiable Person determines that the acts or omissions or determinations of such Indemnifiable Person giving rise to the indemnification claim resulted from such Indemnifiable Person's bad faith, fraud or willful criminal act or omission or that such right of indemnification is otherwise prohibited by law or by the Company's Certificate of Incorporation or Bylaws. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such Indemnifiable Persons may be entitled under the Company's Certificate of Incorporation or Bylaws, as a matter of law, or otherwise, or any other power that the Company may have to indemnify such Indemnifiable Persons or hold them harmless.

(f) Notwithstanding anything to the contrary contained in the Plan, the Board may, in its sole discretion, at any time and from time to time, grant Awards and administer the Plan with respect to such Awards. In any such case, the Board shall have all the authority granted to the Committee under the Plan.

5. **Grant of Awards; Shares Subject to the Plan; Limitations.** (a) The Committee may, from time to time, grant Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, Other Stock-Based Awards and/or Performance Compensation Awards to one or more Eligible Persons.

(b) Awards granted under the Plan shall be subject to the following limitations: (i) subject to Section 12 of the Plan, no more than the sum of (A) 5,000,000 shares of Common Stock plus (B) the number of shares of Common Stock remaining available for issuance or delivery under the Prior Plans and not subject to outstanding awards under the Prior Plans as of the Effective Date, may be delivered in the aggregate pursuant to Awards granted under the Plan (such aggregate total, the "Absolute Share Limit"); (ii) subject to Section 12 of the Plan, grants of Options or SARs under the Plan in respect of no more than 3,000,000 shares of Common Stock may be made to any single Participant during any consecutive 36-month period; (iii) subject to Section 12 of the Plan, no more than the number of shares of Common Stock equal to the Absolute Share Limit may be delivered in the aggregate pursuant to the exercise of Incentive Stock Options granted under the Plan; (iv) subject to Section 12 of the Plan, no more than 300,000 shares of Common Stock may be delivered in respect of Performance Compensation Awards granted pursuant to Section 11 of the Plan to any single Participant for a single fiscal year during a Performance Period, or in the event such Performance Compensation Award is paid in cash, other securities, other Awards or other property, no more than the Fair Market Value of such shares of Common Stock on the last day of the Performance Period to which such Award relates; and (v) the maximum amount that can be paid to any single Participant for a single fiscal year during a Performance Period pursuant to a cash bonus Award described in Section 11(a) of the Plan shall be $5,000,000.

(c) Shares of Common Stock shall be deemed to have been used in settlement of Awards whether or not they are actually delivered or the Fair Market Value equivalent of such shares is paid in cash; provided, however, that in the case of a SAR settled in shares of Common Stock, only the net shares actually delivered in respect of an Award shall be deemed to have been used in settlement of the Award, and that no shares shall be deemed to have been used in settlement of a SAR that settles only in cash; provided, further, that if shares of Common Stock issued upon exercise, vesting or settlement of an Award, or shares of Common Stock owned by a Participant are surrendered or tendered to the Company (either directly or by means of attestation) in payment of the Exercise Price of an Award or any taxes required to be withheld in respect of an Award, in each case, in accordance with the terms and conditions of the Plan and any applicable Award agreement, such surrendered or tendered shares shall again become available for other Awards under the Plan; provided, further, that in no event shall such shares increase the number of shares of Common Stock that may be delivered pursuant to Incentive Stock Options granted under the Plan. If and to the extent an Award under the Plan expires, terminates or is canceled or forfeited for any reason whatsoever, the shares covered by such Award shall again become available for other Awards under the Plan.

(d) Shares of Common Stock delivered by the Company in settlement of Awards may be authorized and unissued shares, shares held in the treasury of the Company, shares purchased on the open market or by private purchase, or a combination of the foregoing.

(e) Awards may, in the sole discretion of the Committee, be granted under the Plan in assumption of, or in substitution for, outstanding awards previously granted by an entity acquired directly or indirectly by the Company or with which the Company combines ("Substitute Awards"). Substitute Awards shall not be counted against the Absolute Share Limit; provided, that Substitute Awards issued in connection with the assumption of, or in substitution for, outstanding options intended to qualify as "incentive stock options" within the meaning of Section 422 of the Code shall be counted against the aggregate number of shares of Common Stock available for Awards of Incentive Stock Options under the Plan.

(f) Following the Effective Date, no new awards shall be granted under the Prior Plans. For purposes of the preceding sentence, awards under the Prior Plans with performance periods that commenced prior to the Effective Date and end after the Effective Date shall not be deemed new awards granted following the Effective Date.

6. **Eligibility.** Participation shall be limited to Eligible Persons.

7. **Options.** (a) Generally. Each Option granted under the Plan shall be evidenced by an Award agreement. Each Option so granted shall be subject to the conditions set forth in this Section 7, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. All Options granted under the Plan shall be Nonqualified Stock Options unless the applicable Award agreement expressly states that the Option is intended to be an Incentive Stock Option. Incentive Stock Options shall be granted only to Eligible Persons who are employees of the Company and its Affiliates, and no Incentive Stock Option shall be granted to any Eligible Person who is ineligible to receive an Incentive Stock Option under the Code. No Option shall be treated as an Incentive Stock Option unless the Plan has been approved by the stockholders of the Company in a manner intended to comply with the stockholder approval requirements of Section 422(b)(1) of the Code, provided that any Option intended to be an Incentive Stock Option shall not fail to be effective solely on account of a failure to obtain such approval, but rather such Option shall be treated as a Nonqualified Stock Option unless and until such approval is obtained. In the case of an Incentive Stock Option, the terms and conditions of such grant shall be subject to and comply with such rules as may be prescribed by Section 422 of the Code. If for any reason an Option intended to be an Incentive Stock Option (or any portion thereof) shall not qualify as an Incentive Stock Option, then, to the extent of such nonqualification, such Option or portion thereof shall be regarded as a Nonqualified Stock Option appropriately granted under the Plan.

(b) Exercise Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the exercise price ("Exercise Price") per share of Common Stock for each Option shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant); provided, however, that in the case of an Incentive Stock Option granted to an employee who, at the time of the grant of such Option, owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Affiliate, the Exercise Price per share shall be no less than 110% of the Fair Market Value per share on the Date of Grant.

(c) Vesting and Expiration. Options shall vest and become exercisable in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the "Option Period"); provided, however, that the Option Period shall not exceed five years from the Date of Grant in the case of an Incentive Stock Option granted to a Participant who on the Date of Grant owns stock representing more than 10% of the voting power of all classes of stock of the Company or any Affiliate; provided, further, that notwithstanding any vesting dates set by the Committee, and consistent with the Committee's power under Section 4(b), the Committee may, in its sole discretion, accelerate the exercisability of any Option upon a Change in Control, death, Disability or retirement (or on any other termination of employment) of a Participant, which acceleration shall not affect the terms and conditions of such Option other than with respect to exercisability.

(d) Method of Exercise and Form of Payment. No shares of Common Stock shall be delivered pursuant to any exercise of an Option until payment in full of the Exercise Price therefor is received by the Company and the Participant has paid to the Company an amount equal to any Federal, state, local and non-U.S. income and employment taxes required to be withheld. Options which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Option accompanied by payment of the Exercise Price. The Exercise Price shall be payable (i) in cash, check, cash equivalent and/or shares of Common Stock valued at the Fair Market Value at the time the Option is exercised (including, pursuant to procedures approved by the Committee, by means of attestation of ownership of a sufficient number of shares of Common Stock in lieu of actual delivery of such shares to the Company); provided, that such shares of Common Stock are not subject to any pledge or other security interest; (ii) a "net exercise" procedure effected by withholding the minimum number of shares of Common Stock otherwise deliverable in respect of an Option that are needed to pay the Exercise Price and all applicable required withholding taxes; (iii) by such other method as the Committee may permit in its sole discretion, including without limitation: (A) in other property having a fair market value on the date of exercise equal to the Exercise Price or (B) if there is a public market for the shares of Common Stock at such time, by means of a broker-assisted "cashless exercise" pursuant to which the Company is delivered a copy of irrevocable instructions to a stockbroker to sell the shares of Common Stock otherwise deliverable upon the exercise of the Option and to deliver promptly to the Company an amount equal to the Exercise Price. Notwithstanding the foregoing, if on the last day of the Option Period, the Fair Market Value exceeds the Exercise Price, the Participant has not exercised the Option, and the Option has not expired, such Option shall be deemed to have been exercised by the Participant on such last day by means of a net exercise and the Company shall deliver to the Participant the number of shares of Common Stock for which the Option was deemed exercised less such number of shares of Common Stock required to be withheld to cover the payment of the Exercise Price and all applicable required withholding taxes. Any fractional shares of Common Stock shall be settled in cash.

(e) Notification upon Disqualifying Disposition of an Incentive Stock Option. Each Participant awarded an Incentive Stock Option under the Plan shall notify the Company in writing immediately after the date he or she makes a disqualifying disposition of any Common Stock acquired pursuant to the exercise of such Incentive Stock Option. A disqualifying disposition is any disposition (including, without limitation, any sale) of such Common Stock before the later of (A) two years after the Date of Grant of the Incentive Stock Option or (B) one year after the date of exercise of the Incentive Stock Option. The Company may, if determined by the Committee and in accordance with procedures established by the Committee, retain possession, as agent for the applicable Participant, of any Common Stock acquired pursuant to the exercise of an Incentive Stock Option until the end of the period described in the preceding sentence, subject to complying with any instructions from such Participant as to the sale of such Common Stock.

(f) Compliance With Laws, etc. Notwithstanding the foregoing, in no event shall a Participant be permitted to exercise an Option in a manner which the Committee determines would violate the Sarbanes-Oxley Act of 2002, or any other applicable law or the applicable rules and regulations of the Securities and Exchange Commission or the applicable rules and regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or traded.

8. Stock Appreciation Rights. (a) Generally. Each SAR granted under the Plan shall be evidenced by an Award agreement. Each SAR so granted shall be subject to the conditions set forth in this Section 8, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement. Any Option granted under the Plan may include tandem SARs. The Committee also may award SARs to Eligible Persons independent of any Option.

(b) Strike Price. Except as otherwise provided by the Committee in the case of Substitute Awards, the strike price ("Strike Price") per share of Common Stock for each SAR shall not be less than 100% of the Fair Market Value of such share (determined as of the Date of Grant). Notwithstanding the foregoing, a SAR granted in tandem with (or in substitution for) an Option previously granted shall have a Strike Price at least equal to the Exercise Price of the corresponding Option.

(c) Vesting and Expiration. A SAR granted in connection with an Option shall become exercisable and shall expire according to the same vesting schedule and expiration provisions as the corresponding Option. A SAR granted independent of an Option shall vest and become exercisable and shall expire in such manner and on such date or dates determined by the Committee and shall expire after such period, not to exceed ten years, as may be determined by the Committee (the "SAR Period"); provided, however, that notwithstanding any vesting dates set by the Committee, and consistent with the Committee's power under Section 4(b) the Committee may, in its sole discretion, accelerate the exercisability of any SAR upon a Change in Control, death, Disability or retirement (or on any other termination of employment) of a Participant, which acceleration shall not affect the terms and conditions of such SAR other than with respect to exercisability.

(d) Method of Exercise. SARs which have become exercisable may be exercised by delivery of written or electronic notice of exercise to the Company in accordance with the terms of the Award, specifying the number of SARs to be exercised and the date on which such SARs were awarded. Notwithstanding the foregoing, if on the last day of the Option Period (or in the case of a SAR independent of an option, the SAR Period), the Fair Market Value exceeds the Strike Price, the Participant has not exercised the SAR or the corresponding Option (if applicable), and neither the SAR nor the corresponding Option (if applicable) has expired, such SAR shall be deemed to have been exercised by the Participant on such last day and the Company shall make the appropriate payment therefor.

(e) Payment. Upon the exercise of a SAR, the Company shall pay to the Participant an amount equal to the number of shares subject to the SAR that are being exercised multiplied by the excess, if any, of the Fair Market Value of one share of Common Stock on the exercise date over the Strike Price, less an amount equal to any Federal, state, local and non-U.S. income and employment taxes required to be withheld. The Company shall pay such amount in cash, in shares of Common Stock valued at Fair Market Value, or any combination thereof, as determined by the Committee. Any fractional shares of Common Stock shall be settled in cash.

(f) Substitution of SARs for Nonqualified Stock Options. The Committee shall have the authority in its sole discretion to substitute, without the consent of the affected Participant or any holder or beneficiary of SARs, SARs settled in shares of Common Stock (or settled in shares or cash in the sole discretion of the Committee) for outstanding Nonqualified Stock Options, provided that (i) the substitution shall not otherwise result in a modification of the terms of any such Nonqualified Stock Option (ii) the number of shares of Common Stock underlying the substituted SARs shall be the same as the number of shares of Common Stock underlying such Nonqualified Stock Options and (iii) the Strike Price of the substituted SARs shall be equal to the Exercise Price of such Nonqualified Stock Options; provided, however, that if, in the opinion of the Company's independent public auditors, the foregoing provision creates adverse accounting consequences for the Company, such provision shall be considered null and void.

9. Restricted Stock and Restricted Stock Units. (a) Generally. Each grant of Restricted Stock and Restricted Stock Units shall be evidenced by an Award agreement. Each Restricted Stock and Restricted Stock Unit grant shall be subject to the conditions set forth in this Section 9, and to such other conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b) Stock Certificates and Book Entry; Escrow or Similar Arrangement. Upon the grant of Restricted Stock, the Committee shall cause a stock certificate registered in the name of the Participant to be issued or shall cause share(s) of Common Stock to be registered in the name of the Participant and held in book-entry form subject to the Company's directions and, if the Committee determines that the Restricted Stock shall be held by the Company or in escrow rather than delivered to the Participant pending the release of the applicable restrictions, the Committee may require the Participant to additionally execute and deliver to the Company (i) an escrow agreement satisfactory to the Committee, if applicable, and (ii) the appropriate stock power (endorsed in blank) with respect to the Restricted Stock covered by such agreement. If a Participant shall fail to execute an agreement evidencing an Award of Restricted Stock and, if applicable, an escrow agreement and blank stock power within the amount of time specified by the Committee, the Award shall be null and void. Subject to the restrictions set forth in this Section 9 and the applicable Award agreement, the Participant generally shall have the rights and privileges of a stockholder as to such Restricted Stock, including without limitation the right to vote such Restricted Stock. To the extent shares of Restricted Stock are forfeited, any stock certificates issued to the Participant evidencing such shares shall be returned to the Company, and all rights of the Participant to such shares and as a stockholder with respect thereto shall terminate without further obligation on the part of the Company.

(c) Vesting; Acceleration of Lapse of Restrictions. The Restricted Period with respect to Restricted Stock and Restricted Stock Units shall lapse in such manner and on such date or dates determined by the Committee and the Committee shall determine the treatment of the unvested portion of Restricted Stock and Restricted Stock Units upon termination of employment or service of the Participant granted the applicable Award. Consistent with the Committee's power under Section 4(b), the Committee may in its sole discretion accelerate the lapse of any or all of the restrictions on the Restricted Stock and Restricted Stock Units upon a Change in Control, death, Disability or retirement (or on any other termination of employment) of a Participant, which acceleration shall not affect any other terms and conditions of such Awards.

(d) Delivery of Restricted Stock and Settlement of Restricted Stock Units. (i) Upon the expiration of the Restricted Period with respect to any shares of Restricted Stock, the restrictions set forth in the applicable Award agreement shall be of no further force or effect with respect to such shares, except as set forth in the applicable Award agreement. If an escrow arrangement is used, upon such expiration, the Company shall deliver to the Participant, or his or her beneficiary, without charge, the stock certificate (or, if applicable, a notice evidencing a book entry notation) evidencing the shares of Restricted Stock which have not then been forfeited and with respect to which the Restricted Period has expired (rounded down to the nearest full share). Dividends, if any, that may have been withheld by the Committee and attributable to any particular share of Restricted Stock shall be distributed to the Participant in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, upon the release of restrictions on such share and, if such share is forfeited, the Participant shall have no right to such dividends.

(ii) Unless otherwise provided by the Committee in an Award agreement, upon the expiration of the Restricted Period with respect to any outstanding Restricted Stock Units, the Company shall deliver to the Participant, or his or her beneficiary, without charge, one share of Common Stock (or other securities or other property, as applicable) for each such outstanding Restricted Stock Unit; provided, however, that the Committee may, in its sole discretion, elect to (i) pay cash or part cash and part Common Stock in lieu of delivering only shares of Common Stock in respect of such Restricted Stock Units or (ii) defer the delivery of Common Stock (or cash or part Common Stock and part cash, as the case may be) beyond the expiration of the Restricted Period. If a cash payment is made in lieu of delivering shares of Common Stock, the amount of such payment shall be equal to the Fair Market Value of the Common Stock as of the date on which the Restricted Period lapsed with respect to such Restricted Stock Units. To the extent provided in an Award agreement, the holder of outstanding Restricted Stock Units shall be entitled to be credited with dividend equivalent payments (upon the payment by the Company of dividends on shares of Common Stock) either in cash or, at the sole discretion of the Committee, in shares of Common Stock having a Fair Market Value equal to the amount of such dividends, upon the release of restrictions on such Restricted Stock Units, and, if such Restricted Stock Units are forfeited, the Participant shall have no right to such dividend equivalent payments.

(e) Legends on Restricted Stock. Each certificate representing Restricted Stock awarded under the Plan, if any, shall bear a legend substantially in the form of the following, in addition to any other information the Company deems appropriate, until the lapse of all restrictions with respect to such Common Stock:

> TRANSFER OF THIS CERTIFICATE AND THE SHARES REPRESENTED HEREBY IS RESTRICTED PURSUANT TO THE TERMS OF THE AUTOMATIC DATA PROCESSING, INC. 2008 OMNIBUS AWARD PLAN AND A RESTRICTED STOCK AWARD AGREEMENT, BETWEEN AUTOMATIC DATA PROCESSING, INC. AND PARTICIPANT. A COPY OF SUCH PLAN AND AWARD AGREEMENT IS ON FILE AT THE PRINCIPAL EXECUTIVE OFFICES OF AUTOMATIC DATA PROCESSING, INC.

10. Other Stock-Based Awards. (a) Generally. The Committee may issue unrestricted Common Stock, rights under the Company's Performance-Based Restricted Stock Program or other incentive programs that, subject to the terms and conditions thereof, provide for the right to receive grants of Awards at a future date, or other Awards denominated in Common Stock, under the Plan to Eligible Persons, alone or in tandem with other Awards, in such amounts as the Committee shall from time to time in its sole discretion determine. Each Other Stock-Based Award granted under the Plan shall be evidenced by an Award agreement. Each Other Stock-Based Award so granted shall be subject to such conditions not inconsistent with the Plan as may be reflected in the applicable Award agreement.

(b) Non-Employee Director Deferrals. (i) Generally. Non-Employee Directors may be granted Other Stock-Based Awards in the form of deferred stock units ("Deferred Stock Units") in accordance with the provisions of this Section 10, and references to "Participant" in this Section 10(b) shall be deemed to refer only to Non-Employee Directors. Pursuant to this Section 10(b), Participants (A) shall receive non-elective payment of the Annual Retainer Dollar Amount in the form of Deferred Stock Units that entitle the Participants to receive, under the terms and conditions described herein, shares of Common Stock, (B) may defer receipt of all or part of the Elective Amount and (C) may defer receipt of all or a part of the Meeting Fees.

(ii) Elections to Defer Annual Retainer and Committee Retainer. The Board shall determine the Elective Amount in its sole discretion from time to time. A Participant who wishes to have any part of the Elective Amount for any given calendar year paid as Deferred Stock Units on his or her Distribution Date shall irrevocably elect such medium of payment prior to the commencement of the calendar year during which the Elective Amount is to be earned. Such election shall be made in accordance with procedures and rules promulgated by the Board or its delegee for such purpose. Any election made under this Section 10(b)(ii) shall apply to the Participant's Elective Amount earned in future calendar years unless and until the Participant makes a later election in accordance with the terms of this Section 10(b)(ii).

(iii) Elections to Defer Meeting Fees. A Participant who wishes to have all or any part of his Meeting Fees for a given calendar year deferred and paid to him on his Distribution Date shall irrevocably elect payment of such Meeting Fees on a deferred basis prior to the commencement of the calendar year during which the Meeting Fees are to be earned. Such election shall be made in accordance with procedures established by the Board or its delegee for such purpose. Any election made under this Section 10(b)(iii) shall apply to Meeting Fees earned in future calendar years unless and until the Participant makes a later election in accordance with the terms of this Section 10(b)(iii). Such election shall indicate the portion, if any, of deferred Meeting Fees to be paid in cash and the portion, if any, to be paid as Deferred Stock Units and shall also include an irrevocable designation of the form of payment to be used when such deferred Meeting Fees that are to be payable in cash are distributed on the Distribution Date. A Participant shall elect distribution of any deferred Meeting Fees payable in cash either in the form of a single lump sum payment or in the form of substantially equal annual payments to be made over a period of two to ten years. If the Participant has not designated a form of payment prior to the beginning of the calendar year in which the Meeting Fees subject to such election are earned, such Participant shall be deemed to have irrevocably elected to receive payment of such deferred Meeting Fees in a single lump sum on his Distribution Date.

(iv) Crediting of Deferred Stock Units. On each Payment Date, the Account of each Participant shall be credited with that number of Deferred Stock Units (rounded down to the nearest whole share) in respect of a number of shares of Common Stock with a Fair Market Value equal to (A) the Participant's Annual Retainer Dollar Amount and (B) the portion of the Participant's Elective Amount payable in Deferred Stock Units, determined as of the relevant Payment Date. As soon as administratively practicable following the Board or applicable committee meeting at which Meeting Fees are earned, the Account of each Participant who has elected to have a portion of his Meeting Fees paid in Deferred Stock Units shall be credited with that number of Deferred Stock Units (rounded down to the nearest whole share) in respect of a number of shares of Common Stock with a Fair Market Value equal to the dollar amount of the portion of such Meeting Fees that such Participant has elected to receive in Deferred Stock Units, determined as of the date of the relevant meeting in respect of which the Meeting Fees were earned.

(v) Vesting. The interest of each Participant in any benefit payable with respect to an Account hereunder shall be at all times fully vested and non-forfeitable. Notwithstanding the previous sentence, a Participant's interest in his Account constitutes an unsecured promise of the Company, and a Participant shall have only the rights of a general unsecured creditor of the Company with respect to his Account.

(vi) Dividend Equivalents. Each Account shall be credited with Dividend Equivalents on each date a dividend is paid on Common Stock, in respect of the Deferred Stock Units credited to such Account on such payment date. Dividend Equivalents credited to an Account shall accrue interest (compounding annually) from the date of such crediting through the Distribution Date, with the applicable interest rate for each twelve month period beginning on November 1 during such period, or any applicable portion thereof, being the rate for five-year U.S. Treasury Notes published in The Wall Street Journal (or, in the absence of such reference, such alternate publication as the Board may select from time to time) on the first business day of November of such twelve month period plus 0.50%, rounded up to the nearest 0.25%.

(vii) Crediting of Meeting Fees Payable in Cash. Deferrals of Meeting Fees to be paid in cash shall be credited to the Account of the Participant as soon as administratively practicable following the Board or applicable committee meeting at which such Meeting Fees were earned. The portion of a Participant's Account attributable to deferrals of Meeting Fees with respect to which the Participant elected under Section 10(b)(iii) a distribution in cash on his Distribution Date shall be adjusted by crediting such portion of the Account with interest quarterly in the manner set forth in Section 10(b)(vi).

(viii) Distributions. Except as otherwise provided in this Section 10(b)(viii), on his Distribution Date, each Participant shall receive (i) a number of shares of Common Stock equal to the number of Deferred Stock Units in such Participant's Account, (ii) a cash payment equal to the accrued Dividend Equivalents, plus interest thereon as of the Distribution Date and (iii) a cash payment (or series of payments as determined in accordance with Section 10(b)(iii)) equal to the credited Meeting Fees with respect to which the Participant elected under Section 10(b)(iii) a distribution in cash on his Distribution Date

2008 Proxy Statement

plus interest thereon as of the Distribution Date. Solely to the extent required by Section 409A of the Code, a distribution in respect of an Account to a Participant who is determined to be a Specified Employee shall not be actually paid before the date which is 6 months after the Specified Employee's Separation From Service (or, if earlier, the date of death of the Specified Employee). Any distribution to any Participant or beneficiary in accordance with the provisions of this Section 10(b)(viii) shall be in full satisfaction of all claims under the Plan against the Company and the Board. The Board may require any Participant or beneficiary, as a condition to payment, to execute a receipt and release to such effect.

11. Performance Compensation Awards. (a) Generally. The Committee shall have the authority, at the time of grant of any Award described in Sections 9 and 10 of the Plan, to designate such Award as a Performance Compensation Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code. The Committee shall also have the authority to make an award of a cash bonus to any Participant and designate such Award as a Performance Compensation Award intended to qualify as "performance-based compensation" under Section 162(m) of the Code. Notwithstanding anything in the Plan to the contrary, if the Company determines that a Participant who has been granted an Award designated as a Performance Compensation Award is not (or is no longer) a "covered employee" (within the meaning of Section 162(m) of the Code), the terms and conditions of such Award may be modified without regard to any restrictions or limitations set forth in this Section 11 (but subject otherwise to the provisions of Section 13 of the Plan).

(b) Discretion of Committee with Respect to Performance Compensation Awards. With regard to a particular Performance Period, the Committee shall have sole discretion to select the length of such Performance Period, the type(s) of Performance Compensation Awards to be issued, the Performance Criteria that will be used to establish the Performance Goal(s), the kind(s) and/or level(s) of the Performance Goals(s) that is (are) to apply and the Performance Formula. Within the first 90 days of a Performance Period (or, within any other maximum period allowed under Section 162(m) of the Code), the Committee shall, with regard to the Performance Compensation Awards to be issued for such Performance Period, exercise its discretion with respect to each of the matters enumerated in the immediately preceding sentence and record the same in writing.

(c) Performance Criteria. The Performance Criteria that will be used to establish the Performance Goal(s) may be based on the attainment of specific levels of performance of the Company (and/or one or more Affiliates, divisions or operational units, or any combination of the foregoing) and shall be limited to the following: (i) net earnings or net income (before or after taxes); (ii) basic or diluted earnings per share (before or after taxes); (iii) net revenue or net revenue growth; (iv) gross revenue, gross revenue growth, gross profit or gross profit growth; (v) net operating profit (before or after taxes); (vi) return measures (including, but not limited to, return on investment, assets, capital, invested capital, equity, or sales); (vii) cash flow measures (including, but not limited to, operating cash flow, free cash flow, and cash flow return on capital); (viii) earnings before or after taxes, interest, depreciation and/or amortization; (ix) gross or operating margins; (x) productivity ratios; (xi) share price (including, but not limited to, growth measures and total stockholder return); (xii) expense targets; (xiii) operating efficiency; (xiv) objective measures of customer satisfaction; (xv) working capital targets; (xvi) measures of economic value added; (xvii) inventory control; (xviii) enterprise value; (xix) sales; (xx) stockholder return; (xxi); client retention; (xxii) competitive market metrics; (xxiii) employee retention; (xxiv) timely completion of new product rollouts; (xxv) timely launch of new facilities; (xxvi) objective measures of personal targets, goals or completion of projects (including, but not limited to, succession and hiring projects, completion of specific acquisitions, reorganizations or other corporate transactions, expansions of specific business operations and meeting divisional or project budgets); or (xxvii) any combination of the foregoing. Any one or more of the Performance Criteria may be used on an absolute or relative basis to measure the performance of the Company and/or one or more Affiliates as a whole or any divisional or operational unit(s) of the Company and/or one or more Affiliates or any combination thereof, as the Committee may deem appropriate, or any of the above Performance Criteria may be compared to the performance of a selected group of comparison companies, or a published or special index that the Committee, in its sole discretion, deems appropriate, or as compared to various stock market indices. The Committee also has the authority to provide for accelerated vesting of any Award based on the achievement of Performance Goals pursuant to the Performance Criteria specified in this paragraph. To the extent required under Section 162(m) of the Code, the Committee shall, within the first 90 days of a Performance Period (or, within any other maximum period allowed under Section 162(m) of the Code), define in an objective fashion the manner of calculating the Performance Criteria it selects to use for such Performance Period.

(d) Modification of Performance Goal(s). In the event that applicable tax and/or securities laws change to permit Committee discretion to alter the governing Performance Criteria without obtaining stockholder approval of such alterations, the Committee shall have sole discretion to make such alterations without obtaining stockholder approval. Unless otherwise determined by the Committee at the time a Performance Compensation Award is granted, the Committee shall, during the first 90 days of a Performance Period (or, within any other maximum period allowed under Section 162(m) of the Code), or at any time thereafter to the extent the exercise of such authority at such time would not cause the Performance Compensation Awards granted to any Participant for such Performance Period to fail to qualify as "performance-based compensation" under Section 162(m) of the Code, adjust or modify the calculation of a Performance Goal for such Performance Period, based on and in order to appropriately reflect the following events: (i) asset write-downs; (ii) litigation or claim judgments or settlements; (iii) the effect of changes in tax laws, accounting principles, or other laws or regulatory rules affecting reported results; (iv) any reorganization and restructuring programs; (v) extraordinary nonrecurring items as described in Accounting Principles Board Opinion No. 30 (or any successor pronouncement thereto) and/or in management's discussion and analysis of financial condition and results of operations appearing in the Company's annual report to stockholders for the applicable year; (vi) acquisitions or divestitures; (vii) any other specific unusual or nonrecurring events, or objectively determinable category thereof; (viii) foreign exchange gains and losses; and (ix) a change in the Company's fiscal year.

(e) Payment of Performance Compensation Awards. (i) Condition to Receipt of Payment. Unless otherwise provided in the applicable Award agreement, a Participant must be employed by the Company on the last day of a Performance Period to be eligible for payment in respect of a Performance Compensation Award for such Performance Period.

(ii) Limitation. Unless otherwise provided in the applicable Award agreement, a Participant shall be eligible to receive payment in respect of a Performance Compensation Award only to the extent that: (A) the Performance Goals for such period are achieved; and (B) all or some of the portion of such Participant's Performance Compensation Award has been earned for the Performance Period based on the application of the Performance Formula to such achieved Performance Goals.

(iii) Certification. Following the completion of a Performance Period, the Committee shall review and certify in writing whether, and to what extent, the Performance Goals for the Performance Period have been achieved and, if so, calculate and certify in writing that amount of the Performance Compensation Awards earned for the period based upon the Performance Formula. The Committee shall then determine the amount of each Participant's Performance Compensation Award actually payable for the Performance Period and, in so doing, may apply Negative Discretion.

(iv) Use of Negative Discretion. In determining the actual amount of an individual Participant's Performance Compensation Award for a Performance Period, the Committee may reduce or eliminate the amount of the Performance Compensation Award earned under the Performance Formula in the Performance Period through the use of Negative Discretion if, in its sole judgment, such reduction or elimination is appropriate. Unless otherwise provided in the applicable Award agreement, the Committee shall not have the discretion to (A) grant or provide payment in respect of Performance Compensation Awards for a Performance Period if the Performance Goals for such Performance Period have not been attained; or (B) increase a Performance Compensation Award above the applicable limitations set forth in Section 5 of the Plan.

(f) Timing of Award Payments. Unless otherwise provided in the applicable Award agreement, Performance Compensation Awards granted for a Performance Period shall be paid to Participants as soon as administratively practicable following completion of the certifications required by this Section 11. Any Performance Compensation Award that has been deferred shall not (between the date as of which the Award is deferred and the payment date) increase (i) with respect to a Performance Compensation Award that is payable in cash, by a measuring factor for each fiscal year greater than a reasonable rate of interest set by the Committee or (ii) with respect to a Performance Compensation Award that is payable in shares of Common Stock, by an amount greater than the appreciation of a share of Common Stock from the date such Award is deferred to the payment date. Unless otherwise provided in an Award agreement, any Performance Compensation Award that is deferred and is otherwise payable in shares of Common Stock shall be credited (during the period between the date as of which the Award is deferred and the payment date) with dividend equivalents (in a manner consistent with the methodology set forth in the last sentence of Section 9(d)(ii)).

12. Changes in Capital Structure and Similar Events. In the event of (a) any dividend (other than regular cash dividends) or other distribution (whether in the form of cash, shares of Common Stock, other securities or other property), recapitalization, stock split, reverse stock split, reorganization, merger, consolidation, split-up, split-off, spin-off, combination, repurchase or exchange of shares of Common Stock or other securities of the Company, issuance of warrants or other rights to acquire shares of Common Stock or other securities of the Company, or other similar corporate transaction or event (including, without limitation, a Change in Control) that affects the shares of Common Stock, or (b) unusual or nonrecurring events (including, without limitation, a Change in Control) affecting the Company, any Affiliate, or the financial statements of the Company or any Affiliate, or changes in applicable rules, rulings, regulations or other requirements of any governmental body or securities exchange or inter-dealer quotation system, accounting principles or law, such that in either case an adjustment is determined by the Committee in its sole discretion to be necessary or appropriate, then the Committee shall make any such adjustments in such manner as it may deem equitable, including without limitation, any or all of the following:

(i) adjusting any or all of (A) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) which may be delivered in respect of Awards or with respect to which Awards may be granted under the Plan (including, without limitation, adjusting any or all of the limitations under Section 5 of the Plan) and (B) the terms of any outstanding Award, including, without limitation, (1) the number of shares of Common Stock or other securities of the Company (or number and kind of other securities or other property) subject to outstanding Awards or to which outstanding Awards relate, (2) the Exercise Price or Strike Price with respect to any Award or (3) any applicable performance measures (including, without limitation, Performance Criteria and Performance Goals);

(ii) providing for a substitution or assumption of Awards, accelerating the exercisability of, lapse of restrictions on, or termination of, Awards or providing for a period of time for exercise prior to the occurrence of such event; and

(iii) cancelling any one or more outstanding Awards and causing to be paid to the holders thereof, in cash, shares of Common Stock, other securities or other property, or any combination thereof, the value of such Awards, if any, as determined by the Committee (which if applicable may be based upon the price per share of Common Stock received or to be received by other stockholders of the Company in such event), including without limitation, in the case of an outstanding Option or SAR, a cash payment in an amount equal to the excess, if any, of the Fair Market Value (as of a date specified by the Committee) of the shares of Common Stock subject to such Option or SAR over the aggregate Exercise Price or Strike Price of such Option or SAR, respectively (it being understood that, in such event, any Option or SAR having a per share Exercise Price or Strike Price equal to, or in excess of, the Fair Market Value of a share of Common Stock subject thereto may be canceled and terminated without any payment or consideration therefor);

provided, however, that in the case of any "equity restructuring" (within the meaning of the Financial Accounting Standards Board Statement of Financial Accounting Standards No. 123 (revised 2004)), the Committee shall make an equitable or proportionate adjustment to outstanding Awards to reflect such equity restructuring. Any adjustment in Incentive Stock Options under this Section 12 (other than any cancellation of Incentive Stock Options) shall be made only to the extent not constituting a "modification" within the meaning of Section 424(h)(3) of the Code, and any adjustments under this Section 12 shall be made in a manner which does not adversely affect the exemption provided pursuant to Rule 16b-3 under the Exchange Act. Any such adjustment shall be conclusive and binding for all purposes.

13. Amendments and Termination. (a) Amendment and Termination of the Plan. The Board may amend, alter, suspend, discontinue, or terminate the Plan or any portion thereof at any time; provided, that no such amendment, alteration, suspension, discontinuation or termination shall be made without stockholder approval if such approval is necessary to comply with any regulatory requirement applicable to the Plan (including, without limitation, as necessary to comply with any rules or regulations of any securities exchange or inter-dealer quotation system on which the securities of the Company may be listed or quoted); provided, further, that any such amendment, alteration, suspension, discontinuance or termination that would materially and adversely affect the rights of any Participant or any holder or beneficiary of any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant, holder or beneficiary. Notwithstanding the foregoing, no amendment shall be made to the last proviso of Section 13(b) without stockholder approval.

(b) Amendment of Award Agreements. The Committee may, to the extent consistent with the terms of any applicable Award agreement, waive any conditions or rights under, amend any terms of, or alter, suspend, discontinue, cancel or terminate, any Award theretofore granted or the associated Award agreement, prospectively or retroactively; provided that any such waiver, amendment, alteration, suspension, discontinuance, cancellation or termination that would materially and adversely affect the rights of any Participant with respect to any Award theretofore granted shall not to that extent be effective without the consent of the affected Participant; provided, further, that without stockholder approval, except as otherwise permitted under Section 12 of the Plan, (i) no amendment or modification may reduce the Exercise Price of any Option or the Strike Price of any SAR, (ii) the Committee may not cancel any outstanding Option or SAR and replace it with a new Option or SAR (with a lower Exercise Price or Strike Price, as the case may be) or other Award or cash in a manner which would result in any "repricing" for financial statement reporting purposes (or otherwise cause the Award to fail to qualify for equity accounting treatment) and (iii) the Committee may not take any other action which is considered a "repricing" for purposes of the stockholder approval rules of any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted.

14. General. (a) Award Agreements. Each Award under the Plan shall be evidenced by an Award agreement, which shall be delivered to the Participant and shall specify the terms and conditions of the Award and any rules applicable thereto, including without limitation the effect on such Award of the death, Disability or termination of employment or service of a Participant, or of such other events as may be determined by the Committee. For purposes of the Plan, an Award agreement may be in any such form (written or electronic) as determined by the Committee (including, without limitation, a Board or Committee resolution, an employment agreement, a notice, a certificate or a letter) evidencing the Award. The Committee need not require an Award agreement to be signed by the Participant or a duly authorized representative of the Company.

(b) Nontransferability. (i) Each Award shall be exercisable only by a Participant during the Participant's lifetime, or, if permissible under applicable law, by the Participant's legal guardian or representative. No Award may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by a Participant other than by will or by the laws of descent and distribution and any such purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance shall be void and unenforceable against the Company or an Affiliate; provided that the designation of a beneficiary shall not constitute an assignment, alienation, pledge, attachment, sale, transfer or encumbrance.

(ii) Notwithstanding the foregoing, the Committee may, in its sole discretion, permit Awards (other than Incentive Stock Options) to be transferred by a Participant, without consideration, subject to such rules as the Committee may adopt consistent with any applicable Award agreement to preserve the purposes of the Plan, to: (A) any person who is a "family member" of the Participant, as such term is used in the instructions to Form S-8 under the Securities Act (collectively, the "Immediate Family Members"); (B) a trust solely for the benefit of the Participant and his or her Immediate Family Members; (C) a partnership or limited liability company whose only partners or stockholders are the Participant and his or her Immediate Family Members; or (D) any other transferee as may be approved either (I) by the Board or the Committee in its sole discretion, or (II) as provided in the applicable Award agreement;

(each transferee described in clauses (A), (B), (C) and (D) above is hereinafter referred to as a "Permitted Transferee"); provided that the Participant gives the Committee advance written notice describing the terms and conditions of the proposed transfer and the Committee notifies the Participant in writing that such a transfer would comply with the requirements of the Plan.

(iii) The terms of any Award transferred in accordance with the immediately preceding sentence shall apply to the Permitted Transferee and any reference in the Plan, or in any applicable Award agreement, to a Participant shall be deemed to refer to the Permitted Transferee, except that (A) Permitted Transferees shall not be entitled to transfer any Award, other than by will or the laws of descent and distribution; (B) Permitted Transferees shall not be entitled to exercise any transferred Option unless there shall be in effect a registration statement on an appropriate form covering the shares of Common Stock to be acquired pursuant to the exercise of such Option if the Committee determines, consistent with any applicable Award agreement, that such a registration statement is necessary or appropriate; (C) the Committee or the Company shall not be required to provide any notice to a Permitted Transferee, whether or not such notice is or would otherwise have been required to be given to the Participant under the Plan or otherwise; and (D) the consequences of the termination of the Participant's employment by, or services to, the Company or an Affiliate under the terms of the Plan and the applicable Award agreement shall continue to be applied with respect to the Participant, including, without limitation, that an Option shall be exercisable by the Permitted Transferee only to the extent, and for the periods, specified in the Plan and the applicable Award agreement.

(c) Dividends and Dividend Equivalents. In addition to Dividend Equivalents awarded under Section 10(b) of the Plan, the Committee in its sole discretion may provide a Participant as part of an Award with dividends or dividend equivalents, payable in cash, shares of Common Stock, other securities, other Awards or other property, on a current or deferred basis, on such terms and conditions as may be determined by the Committee in its sole discretion, including without limitation, payment directly to the Participant, withholding of such amounts by the Company subject to vesting of the Award or reinvestment in additional shares of Common Stock, Restricted Stock or other Awards.

(d) Tax Withholding. (i) A Participant shall be required to pay to the Company or any Affiliate, and the Company or any Affiliate shall have the right and is hereby authorized to withhold, from any cash, shares of Common Stock, other securities or other property deliverable under any Award or from any compensation or other amounts owing to a Participant, the amount (in cash, Common Stock, other securities or other property) of any required withholding taxes in respect of an Award, its exercise, or any payment or transfer under an Award or under the Plan and to take such other action as may be necessary in the opinion of the Committee or the Company to satisfy all obligations for the payment of such withholding and taxes:

(ii) Without limiting the generality of clause (i) above, the Committee may, in its sole discretion, permit a Participant to satisfy, in whole or in part, the foregoing withholding liability (but no more than the minimum required statutory withholding liability) by (A) the delivery of shares of Common Stock (which are not subject to any pledge or other security interest) owned by the Participant having a Fair Market Value equal to such withholding liability or (B) having the Company withhold from the number of shares of Common Stock otherwise issuable or deliverable pursuant to the exercise or settlement of the Award a number of shares with a Fair Market Value equal to such withholding liability.

(e) No Claim to Awards; No Rights to Continued Employment; Waiver. No employee of the Company or an Affiliate, or other person, shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award. There is no obligation for uniformity of treatment of Participants or holders or beneficiaries of Awards. The terms and conditions of Awards and the Committee's determinations and interpretations with respect thereto need not be the same with respect to each Participant and may be made selectively among Participants, whether or not such Participants are similarly situated. Neither the Plan nor any action taken hereunder shall be construed as giving any Participant any right to be retained in the employ or service of the Company or an Affiliate, nor shall it be construed as giving any Participant any rights to continued service on the Board. The Company or any of its Affiliates may at any time dismiss a Participant from employment or discontinue any consulting relationship, free from any liability or any claim under the Plan, unless otherwise expressly provided in the Plan or any Award agreement. By accepting an Award under the Plan, a Participant shall thereby be deemed to have waived any claim to continued exercise or vesting of an Award or to damages or severance entitlement related to non-continuation of the Award beyond the period provided under the Plan or any Award agreement, notwithstanding any provision to the contrary in any written employment contract or other agreement between the Company and its Affiliates and the Participant, whether any such agreement is executed before, on or after the Date of Grant.

(f) International Participants. With respect to Participants who reside or work outside of the United States of America and who are not (and who are not expect to be) "covered employees" within the meaning of Section 162(m) of the Code, the Committee may in its sole discretion amend the terms of the Plan or Sub-Plans or outstanding Awards with respect to such Participants in order to conform such terms with the requirements of local law or to obtain more favorable tax or other treatment for a Participant, the Company or its Affiliates.

(g) Designation and Change of Beneficiary. Each Participant may file with the Committee a written designation of one or more persons as the beneficiary(ies) who shall be entitled to receive the amounts payable with respect to an Award, if any, due under the Plan upon his or her death. A Participant may, from time to time, revoke or change his or her beneficiary designation without the consent of any prior beneficiary by filing a new designation with the Committee. The last such designation received by the Committee shall be controlling; provided, however, that no designation, or change or revocation thereof, shall be effective unless received by the Committee prior to the Participant's death, and in no event shall it be effective as of a date prior to such receipt. If no beneficiary designation is filed by a Participant, the beneficiary shall be deemed to be his or her spouse or, if the Participant is unmarried at the time of death, his or her estate.

(h) Termination of Employment. Except as otherwise provided in an Award agreement or an employment or consulting or similar agreement with a Participant, unless determined otherwise by the Committee at any point following such event: (i) neither a temporary absence from employment or service due to illness, vacation or leave of absence nor a transfer from employment or service with the Company to employment or service with an Affiliate (or vice-versa) shall be considered a termination of employment or service of such Participant with the Company or an Affiliate; and (ii) if a Participant's employment with the Company and its Affiliates terminates, but such Participant continues to provide services to the Company and its Affiliates in a non-employee capacity, such change in status shall not be considered a termination of employment or service of such Participant with the Company or an Affiliate for purposes of the Plan.

(i) No Rights as a Stockholder. Except as otherwise specifically provided in the Plan or any Award agreement, no person shall be entitled to the privileges of ownership in respect of shares of Common Stock which are subject to Awards hereunder until such shares have been issued or delivered to that person.

(j) Government and Other Regulations. (i) The obligation of the Company to settle Awards in Common Stock or other consideration shall be subject to all applicable laws, rules, and regulations, and to such approvals by governmental agencies as may be required. Notwithstanding any terms or conditions of any Award to the contrary, the Company shall be under no obligation to offer to sell or to sell, and shall be prohibited from offering to sell or selling, any shares of Common Stock pursuant to an Award unless such shares have been properly registered for sale pursuant to the Securities Act with the Securities and Exchange Commission or unless the Company has received an opinion of counsel, satisfactory to the Company, that such shares may be offered or sold without such registration pursuant to an available exemption therefrom and the terms and conditions of such exemption have been fully complied with. The Company shall be under no obligation to register for sale under the Securities Act any of the shares of Common Stock to be offered or sold under the Plan. The Committee shall have the authority to provide that all shares of Common Stock or other securities of the Company or any Affiliate delivered under the Plan shall be subject to such stop transfer orders and other restrictions as the Committee may deem advisable under the Plan, the applicable Award agreement, the Federal securities laws, or the rules, regulations and other requirements of the Securities and Exchange Commission, any securities exchange or inter-dealer quotation system on which the securities of the Company are listed or quoted and any other applicable Federal, state, local or non-U.S. laws, and, without limiting the generality of Section 9 of the Plan, the Committee may cause a legend or legends to be put on certificates representing shares of Common Stock or other securities of the Company or any Affiliate delivered under the Plan to make appropriate reference to such restrictions or may cause such Common Stock or other securities of the Company or any Affiliate delivered under the Plan in book-entry form to be held subject to the Company's instructions or subject to appropriate stop-transfer orders. Notwithstanding any provision in the Plan to the contrary, the Committee reserves the right to add any additional terms or provisions to any Award granted under the Plan that it in its sole discretion deems necessary or advisable in order that such Award complies with the legal requirements of any governmental entity to whose jurisdiction the Award is subject.

(ii) The Committee may cancel an Award or any portion thereof if it determines, in its sole discretion, that legal or contractual restrictions and/or blockage and/or other market considerations would make the Company's acquisition of shares of Common Stock from the public markets, the Company's issuance of Common Stock to the Participant, the Participant's acquisition of Common Stock from the Company and/or the Participant's sale of Common Stock to the public markets, illegal, impracticable or inadvisable. If the Committee determines to cancel all or any portion of an Award in accordance with the foregoing, the Company shall pay to the Participant an amount equal to the excess of (A) the aggregate Fair Market Value of the shares of Common Stock subject to such Award or portion thereof canceled (determined as of the applicable exercise date, or the date that the shares would have been vested or delivered, as applicable), over (B) the aggregate Exercise Price or Strike Price (in the case of an Option or SAR, respectively) or any amount payable as a condition of delivery of shares of Common Stock (in the case of any other Award). Such amount shall be delivered to the Participant as soon as practicable following the cancellation of such Award or portion thereof.

(k) No Section 83(b) Elections Without Consent of Company. No election under Section 83(b) of the Code or under a similar provision of law may be made unless expressly permitted by the terms of the applicable Award agreement or by action of the Committee in writing prior to the making of such election. If a Participant, in connection with the acquisition of shares of Common Stock under the Plan or otherwise, is expressly permitted to make such election and the Participant makes the election, the Participant shall notify the Company of such election within ten days of filing notice of the election with the Internal Revenue Service or other governmental authority, in addition to any filing and notification required pursuant to Section 83(b) of the Code or other applicable provision.

(l) Payments to Persons Other Than Participants. If the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his or her affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his or her estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his or her spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(m) Nonexclusivity of the Plan. Neither the adoption of this Plan by the Board nor the submission of this Plan to the stockholders of the Company for approval shall be construed as creating any limitations on the power of the Board to adopt such other incentive arrangements as it may deem desirable, including, without limitation, the granting of stock options otherwise than under this Plan, and such arrangements may be either applicable generally or only in specific cases.

(n) No Trust or Fund Created. Neither the Plan nor any Award shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company or any Affiliate, on the one hand, and a Participant or other person or entity, on the other hand. No provision of the Plan or any Award shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company maintain separate bank accounts, books, records or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees under general law.

(o) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in acting or failing to act, as the case may be, and shall not be liable for having so acted or failed to act in good faith, in reliance upon any report made by the independent public accountant of the Company and its Affiliates and/or any other information furnished in connection with the Plan by any agent of the Company or the Committee or the Board, other than himself.

(p) Relationship to Other Benefits. No payment under the Plan shall be taken into account in determining any benefits under any pension, retirement, profit sharing, group insurance or other benefit plan of the Company except as otherwise specifically provided in such other plan.

(q) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Delaware applicable to contracts made and performed wholly within the State of Delaware, without giving effect to the conflict of laws provisions thereof.

(r) Severability. If any provision of the Plan or any Award or Award agreement is or becomes or is deemed to be invalid, illegal, or unenforceable in any jurisdiction or as to any person or entity or Award, or would disqualify the Plan or any Award under any law deemed applicable by the Committee, such provision shall be construed or deemed amended to conform to the applicable laws, or if it cannot be construed or deemed amended without, in the determination of the Committee, materially altering the intent of the Plan or the Award, such provision shall be construed or deemed stricken as to such jurisdiction, person or entity or Award and the remainder of the Plan and any such Award shall remain in full force and effect.

(s) Obligations Binding on Successors. The obligations of the Company under the Plan shall be binding upon any successor corporation or organization resulting from the merger, consolidation or other reorganization of the Company, or upon any successor corporation or organization succeeding to substantially all of the assets and business of the Company.

(t) 409A of the Code. Notwithstanding any provision of the Plan to the contrary, it is intended that the provisions of this Plan comply with Section 409A of the Code, and all provisions of this Plan shall be construed and interpreted in a manner consistent with the requirements for avoiding taxes or penalties under Section 409A of the Code. Each Participant is solely responsible and liable for the satisfaction of all taxes and penalties that may be imposed on or in respect of such Participant in connection with this Plan or any other plan maintained by the Company (including any taxes and penalties under Section 409A of the Code), and neither the Company nor any Affiliate shall have any obligation to indemnify or otherwise hold such Participant (or any beneficiary) harmless from any or all of such taxes or penalties.

(u) Clawback/Forfeiture. Notwithstanding anything to the contrary contained herein, an Award agreement may provide that the Committee may in its sole discretion cancel such Award if the Participant, without the consent of the Company, while employed by or providing services to the Company or any Affiliate or after termination of such employment or service, violates a non-competition, non-solicitation or non-disclosure covenant or agreement or otherwise engages in activity that is in conflict with or adverse to the interest of the Company or any Affiliate, including fraud or conduct contributing to any financial restatements or irregularities, as determined by the Committee in its sole discretion. The Committee may also provide in an Award agreement that if the Participant engages in any activity referred to in the preceding sentence, the Participant will forfeit any gain realized on the vesting or exercise of such Award, and must repay the gain to the Company.

(v) Code Section 162(m) Re-approval. If so determined by the Committee, the provisions of the Plan regarding Performance Compensation Awards shall be submitted for re-approval by the stockholders of the Company no later than the first stockholder meeting that occurs in the fifth year following the year in which stockholders previously approved such provisions, in each case for purposes of exempting certain Awards granted after such time from the deduction limitations of Section 162(m) of the Code. Nothing in this subsection, however, shall affect the validity of Awards granted after such time if such stockholder approval has not been obtained.

(w) Expenses; Gender; Titles and Headings. The expenses of administering the Plan shall be borne by the Company and its Affiliates. Masculine pronouns and other words of masculine gender shall refer to both men and women. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings shall control.

* * *

As adopted by the Board of Directors of
Automatic Data Processing, Inc. on August 14, 2008.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended June 30, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 1-5397

AUTOMATIC DATA PROCESSING, INC.

(Exact name of registrant as specified in its charter)

Delaware	**22-1467904**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
One ADP Boulevard, Roseland, New Jersey	**07068**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **973-974-5000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $.10 Par Value (voting)	**New York Stock Exchange** **Chicago Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [x] No [ ]

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes [ ] No [x]

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to the filing requirements for the past 90 days. Yes [x] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405) is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer [x]   Accelerated filer [ ]   Non-accelerated filer [ ]   Smaller reporting company [ ]

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Act). [ ] Yes [x] No

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant as of the last business day of the Registrant's most recently completed second fiscal quarter was approximately $23,216,032,643. On August 22, 2008 there were 508,864,299 shares of Common Stock outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Registrant's Proxy Statement for Annual Meeting of Stockholders to be held on November 11, 2008.	Part III

Part I

Item 1. Business

Automatic Data Processing, Inc., incorporated in Delaware in 1961 (together with its subsidiaries "ADP" or the "Company"), is one of the world's largest providers of business outsourcing solutions. Leveraging nearly 60 years of experience, ADP offers a wide range of HR, payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to automotive, heavy truck, motorcycle, marine and recreational vehicle dealers throughout the world. For financial information by segment and by geographic area, see Note 18 of the "Notes to Consolidated Financial Statements" contained in this Form 10-K. *The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and all amendments to those reports, the Proxy Statement for its Annual Meeting of Stockholders and its Annual Report to Stockholders are made available, free of charge, on its website at* www.adp.com *as soon as reasonably practicable after such reports have been filed with or furnished to the Securities and Exchange Commission.* The following summary describes ADP's activities.

Employer Services

Employer Services offers a comprehensive range of human resource (HR) information, payroll processing, tax and benefits administration products and services, including traditional and Web-based outsourcing solutions, that assist approximately 560,000 employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. Employer Services markets these products and services through its direct marketing salesforce and, on a limited basis, through indirect sales channels, such as marketing relationships with banks and accountants, among others. In fiscal 2008, 82% of Employer Services' revenues were from the United States, 11% were from Europe, 5% were from Canada and 2% were from South America (primarily Brazil), Australia and Asia.

United States

Employer Services' approach to the market is to match a client's needs with the services and products that will best meet expectations. To facilitate this approach, in the United States, Employer Services is comprised of the following groups: Small Business Services (SBS) (serving primarily organizations with fewer than 50 employees); Major Account Services (serving primarily organizations with between 50 and 999 employees); and National Account Services (serving primarily organizations with 1,000 or more employees).

SBS processes payroll for smaller clients and provides them with market leading solutions, including a range of value-added services that are specifically designed for small business clients. Major Account Services and National Account Services offer a full suite of best-of-breed employer services solutions for clients ranging from mid-size through many of the world's largest corporations.

ADP enables its largest clients to interface their major enterprise resource planning (ERP) applications with ADP's outsourced payroll services. For those organizations that choose to process payroll in-house, ADP delivers stand-alone services such as payroll tax filing, check printing and distribution, year-end tax statements (*i.e.*, form W-2), wage garnishment services, health and welfare administration and flexible spending account (FSA) administration.

In order to address the growing business process outsourcing (BPO) market for clients seeking human resource information systems and benefit outsourcing solutions, ADP offers its integrated comprehensive outsourcing services (COS) solution that allows larger clients to outsource HR, payroll, payroll administration, employee service center, benefits administration, and time and labor management functions to ADP. ADP also offers ADP Resource®, an integrated, flexible HR and payroll service offering that provides a menu of optional services, such as 401(k), FSA and a comprehensive Pay-by-Pay® workers' compensation payment program.

ADP provides payroll services that include the preparation of client employee paychecks and electronic direct deposits, along with supporting journals, summaries and management reports. ADP also supplies the quarterly and annual social security, medicare and federal, state and local income tax withholding reports required to be filed by employers.

ADP's Added Value Services division (formerly the Tax, Retirement, Insurance and Pre-Employment Services division) includes the following businesses: Tax and Financial Services, Retirement Services, Insurance Services and Pre-Employment Services. These businesses primarily support SBS, Major Account Services and/or National Account Services, and their services are sold through those businesses, as well as dedicated salesforces and marketing arrangements with alliance partners.

- Tax and Financial Services processes and collects federal, state and local payroll taxes on behalf of, and from, ADP clients and remits these taxes to the appropriate taxing authorities. This business is also responsible for the efficient movement of information and funds from clients to third parties through service offerings such as new hire reporting, TotalPay® payroll check (ADPCheck™), full service direct deposit (FSDD) and stored value payroll card (TotalPay® Card) products, and the collection and payment of wage garnishments. Tax and Financial Services also offers wage verification and sales and use tax services. This business provides an electronic interface between ADP clients and over 2,200 federal, state and local tax agencies, from the Internal Revenue Service to local governments. In fiscal 2008, Tax and Financial Services in the United States processed and delivered over 52 million year-end tax statements (*i.e.*, form W-2) to its clients' employees and over 40.8 million employer payroll tax returns and deposits, and moved over $1 trillion in client funds to taxing authorities and its clients' employees via electronic transfer, direct deposit and ADPCheck.

- Retirement Services provides recordkeeping and/or related administrative services with respect to various types of retirement (primarily 401(k) and SIMPLE IRA) plans, deferred compensation plans and "premium only" cafeteria plans.

- Insurance Services provides a comprehensive Pay-by-Pay workers' compensation payment program and, through Automatic Data Processing Insurance Agency, Inc., offers workers compensation and group health insurance to small and mid-size clients.

- Pre-Employment Services includes three categories of services: Applicant Management Services, Screening and Selection Services, and Tax Credit Services. Applicant Management Services provides employers with a web-based solution to manage their talent throughout their lifecycle. Screening and Selection Services provides background checks, reference verifications and an HR help desk. Tax Credit Services provides job tax credit services that assist employers in the identification of, and filing for, federal, state and local tax credits and other incentives based on geography, demographics and other criteria, and includes negotiation of incentive packages with applicable governmental agencies.

ADP's HR services provide solutions from pre-hire to retire, including talent acquisition through employee HR recordkeeping and compliance management. ADP's Benefit Services business provides benefits administration across all market segments, including management of the open enrollment of benefits, COBRA and FSA administration. ADP's Time and Labor Management services business provides solutions for employers to capture, calculate and report employee time and attendance.

International

Employer Services has a growing presence outside of the United States, where it offers solutions on the basis of both geographic and specific client business needs. ADP offers in-country "best of breed" payroll and human resource outsourcing solutions to small and large clients alike in over a dozen countries outside of the United States. In each of Canada and Europe, ADP is the leading provider of payroll processing (including full departmental outsourcing) and human resource administration services. Within Europe, Employer Services has business operations supporting its in-country solutions in eight countries: France, Germany, Italy, the Netherlands, Poland, Spain, Switzerland and the United Kingdom. It also offers services in Ireland (from the United Kingdom) and in Portugal (from Spain). In South America (primarily Brazil), Australia and Asia, ADP provides traditional service bureau payroll and also offers full departmental outsourcing of payroll services. ADP also offers wage and tax collection and remittance services in Canada and the United Kingdom.

There is a steadily increasing demand from multinational companies for global payroll and human resource management services. In fiscal 2008, ADP continued to expand its GlobalView® offering, making it available in 37 countries. GlobalView is built on the SAP® ERP Human Capital Management and the SAP NetWeaver® platform and offers multinational and global companies an end-to-end outsourcing solution enabling standardized payroll processing and human resource administration. As of the end of fiscal 2008, 78 clients had contracted for GlobalView services, with approximately 390,000 employees being processed. Upon completing the implementation for all these clients, ADP expects to be providing GlobalView services to nearly one million employees in 46 different countries. In fiscal 2007, ADP established a wholly foreign owned entity in Shanghai, China, to serve the needs of multinational companies with operations in China.

Professional Employer Organization Services

In the United States, ADP's TotalSource®, ADP's professional employer organization (PEO) business, provides clients with comprehensive employment administration outsourcing solutions through a co-employment relationship, including payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage and other supplemental benefits for employees. ADP's TotalSource is the largest PEO in the United States based on the number of total paid worksite employees. ADP's TotalSource has 46 offices located in 19 states and serves approximately 188,000 worksite employees in all 50 states.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS") and other business management solutions to automotive, heavy truck, motorcycle, marine and recreational vehicle (RV) retailers in North America, Europe, South Africa and the Asia Pacific region. Over 25,000 automotive, heavy truck, motorcycle, marine and RV retailers in over 60 countries use ADP's DMS products, other software applications, networking solutions, data integration, consulting and/or digital marketing services.

Clients use ADP's DMS products to manage core business activities such as accounting, inventory management, factory communications, appointment scheduling, vehicle financing and insurance, sales and service. In addition to its DMS products, Dealer Services offers its clients a full suite of additional integrated applications to address each department and functional area of the dealership, including Customer Relationship Management (CRM) applications, front-end sales and marketing solutions, and an IP Telephony phone system fully-integrated into the DMS to help dealerships drive sales processes and business development initiatives. Dealer Services also provides its dealership clients computer hardware, hardware maintenance services, software support, system design and network consulting services.

Dealer Services also designs, establishes and maintains communications networks for its dealership clients that allow interactive communications among multiple site locations as well as links between franchised dealers and their vehicle manufacturer franchisors. These networks are used for activities such as new vehicle ordering and status inquiry, warranty submission and validation, parts and vehicle locating, dealership customer credit application submission and decision-making, vehicle repair estimation and acquisition of vehicle registration and lien holder information.

All of Dealer Services' solutions are supported by comprehensive training offerings and business process consulting services. ADP's DMS and other software products are available as "on-site" applications installed at the dealership or as application service provider (ASP) managed services solutions (in which clients outsource their information technology management activities to Dealer Services).

Markets and Marketing Methods

Employer Services offers services in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia. Dealer Services has offerings in North America, Europe, South Africa and the Asia Pacific region. PEO Services are offered in the United States.

None of ADP's major business groups have a single homogenous client base or market. Employer Services and PEO Services have clients from a large variety of industries and markets. Within this client base are concentrations of clients in specific industries. Dealer Services primarily serves automobile dealers, which in turn may be dependent on a relatively small number of automobile manufacturers, but also serves heavy truck and powersports (*i.e.*, motorcycle, marine and recreational) dealers, auto repair shops, used car lots, state departments of motor vehicles and manufacturers of automobiles and trucks. Employer Services also sells to automobile dealers. While concentrations of clients exist, no one client or industry group is material to ADP's overall revenues.

ADP's businesses are not overly sensitive to price changes, although economic conditions among selected clients and groups of clients may and do have a temporary impact on demand for ADP's services. In fiscal 2008, Employer Services continued to grow, primarily due to new business started in the period, an increase in the number of employees on our clients' payrolls, the impact of price increases and an increase in average client funds balances; Dealer Services grew due to both internal revenue growth and growth from acquisitions; and PEO Services grew primarily due to an increase in the average number of worksite employees and higher administrative revenues as a result of an increase in the average number of worksite employees.

ADP enjoys a leadership position in each of its major service offerings and does not believe any major service or business unit in ADP is subject to unique market risk.

Competition

The industries in which ADP operates are highly competitive. ADP knows of no reliable statistics by which it can determine the number of its competitors, but it believes that it is one of the largest providers of business outsourcing solutions in the world. Employer Services and PEO Services compete with other independent business outsourcing companies, companies providing enterprise resource planning services, software companies and financial institutions. Captive in-house functions, whereby a company installs and operates its own business processing systems, are another competitive factor in the industries in which Employer Services and PEO Services operate. Dealer Services' competitors include full service DMS providers such as The Reynolds & Reynolds Company, Dealer Services' largest DMS competitor in the United States and Canada, and companies providing applications and services that compete with Dealer Services' non-DMS applications and services.

Competition in ADP's industries is primarily based on service responsiveness, product quality and price. ADP believes that it is very competitive in each of these areas and that there are no material negative factors impacting ADP's competitive position.

Clients and Client Contracts

ADP provides its services to over 585,000 clients. In fiscal 2008, no single client or group of affiliated clients accounted for revenues in excess of 2% of annual consolidated revenues.

Our business is typically characterized by long-term customer relationships that result in recurring revenue. ADP is continuously in the process of performing implementation services for our clients. Depending on the service agreement and/or the size of the client, the installation or conversion period for new clients could vary from a short period of time (up to two weeks) for an SBS client to a longer period (generally six to twelve months) for a National Account Services or Dealer Services client with multiple deliverables, and in some cases may exceed two years for a large GlobalView client or other large, complicated implementation. Although we monitor sales that have not yet been billed or installed, we do not view this metric as material in light of the recurring nature of our business. This is not a reported number, but it is used by management as a planning tool relating to resources needed to install services, and a means of assessing our performance against the installation timing expectations of our clients.

ADP's average client retention is estimated at more than 10 years in Employer Services, more than 5 years in PEO Services and 10 or more years in Dealer Services, and has not varied significantly from period to period.

ADP's services are provided under written price quotations or service agreements having varying terms and conditions. No one price quotation or service agreement is material to ADP. Discounts, rebates and promotions offered by ADP to clients are not material.

Systems Development and Programming

During the fiscal years ended June 30, 2008, 2007 and 2006, ADP invested $611 million, $609 million and $551 million, respectively, from continuing operations, in systems development and programming, migration to new computing technologies and the development of new products and maintenance of our existing technologies, including purchases of new software and software licenses.

Product Development

ADP continually upgrades, enhances and expands its existing products and services. Generally, no new product or service has a significant effect on ADP's revenues or negatively impacts its existing products and services, and ADP's products and services have significant remaining life cycles.

Licenses

ADP is the licensee under a number of agreements for computer programs and databases. ADP's business is not dependent upon a single license or group of licenses. Third-party licenses, patents, trademarks and franchises are not material to ADP's business as a whole.

Number of Employees

ADP employed approximately 47,000 persons as of June 30, 2008.

Item 1A. Risk Factors

Our businesses routinely encounter and address risks, some of which may cause our future results to be different than we currently anticipate. Risk factors described below represent our current view of some of the most important risks facing our businesses and are important to understanding our business. The following information should be read in conjunction with Management's Discussion and Analysis of Financial Condition and Results of Operations, Quantitative and Qualitative Disclosures About Market Risk and the consolidated financial statements and related notes included in this Form 10-K. This discussion includes a number of forward-looking statements. You should refer to the description of the qualifications and limitations on forward-looking statements in the first paragraph under Management's Discussion and Analysis of Financial Condition and Results of Operations included in this Form 10-K. Unless otherwise indicated or the context otherwise requires; reference in this section to "we," "ours," "us" or similar terms means ADP, together with its subsidiaries. The level of importance of each of the following risks may vary from time to time.

Changes in laws and regulations may decrease our revenues and earnings

Portions of ADP's business are subject to governmental regulations. Changes in governmental regulations may decrease our revenues and earnings and may require us to change the manner in which we conduct some of the aspects of our business. For example, a change in regulations either decreasing the amount of taxes to be withheld or allowing less time to remit taxes to government authorities would adversely impact interest income from investing funds that we collect from clients but have not yet remitted to the applicable taxing authorities or client employees, thus reducing our revenues and income from this source.

Security and privacy breaches may hurt our business

We store electronically personal information about our clients and employees of our clients. In addition, our retirement services systems maintain investor account information for retirement plans. There is no guarantee that the systems and procedures that we maintain to protect against unauthorized access to such information are adequate to protect against all security breaches. Any significant violations of data privacy could result in the loss of business, litigation and regulatory investigations and penalties that could damage our reputation and the growth of our business could be materially adversely affected.

Our systems may be subject to disruptions that could adversely affect our business and reputation

Many of our businesses are highly dependent on our ability to process, on a daily basis, a large number of complicated transactions. We rely heavily on our payroll, financial, accounting and other data processing systems. If any of these systems fail to operate properly or become disabled even for a brief period of time, we could suffer financial loss, a disruption of our businesses, liability to clients, regulatory intervention or damage to our reputation. We have disaster recovery plans in place to protect our businesses against natural disasters, security breaches, military or terrorist actions, power or communication failures or similar events. Despite our preparations, in the event of a catastrophic occurrence, our disaster recovery plans may not be successful in preventing the loss of customer data, service interruptions, disruptions to our operations, or damage to our important facilities.

If we fail to adapt our technology to meet customer needs and preferences, the demand for our services may diminish

Our businesses operate in industries that are subject to rapid technological advances and changing customer needs and preferences. In order to remain competitive and responsive to customer demands, we continually upgrade, enhance and expand our existing products and services. If we fail to respond successfully to the technology challenges, the demand for our services may diminish.

Political and economic factors may adversely affect our business and financial results

Trade, monetary and fiscal policies, and political and economic conditions may substantially change. When there is a slowdown in the economy, employment levels and interest rates may decrease with a corresponding impact on our businesses. Customers may react to worsening conditions by reducing their spending on payroll and other outsourcing services or renegotiating their contracts with us. If any of these circumstances remain in effect for an extended period of time, there could be a material adverse effect on our financial results.

Change in our credit ratings could adversely impact our operations and lower our profitability

The major credit rating agencies periodically evaluate our creditworthiness and have consistently given us their highest long-term debt and commercial paper ratings. Failure to maintain high credit ratings on long-term and short-term debt could increase our cost of borrowing, reduce our ability to obtain intra-day borrowing required by our Employer Services business, and ultimately reduce our client interest revenue.

We may be unable to attract and retain qualified personnel

Our ability to grow and provide our customers with competitive services is partially dependent on our ability to attract and retain highly motivated people with the skills to serve our customers. Competition for skilled employees in the outsourcing and other markets in which we operate is intense and if we are unable to attract and retain highly skilled and motivated personnel, expected results from our operations may suffer.

Item 1B. Unresolved Staff Comments

None

Item 2. Properties

ADP owns 45 of its processing centers, other operational offices, sales offices and its corporate headquarters complex in Roseland, New Jersey, which aggregate approximately 4,110,251 square feet. None of ADP's owned facilities is subject to any material encumbrances. ADP leases space for some of its processing centers, other operational offices and sales offices. All of these leases, which aggregate approximately 6,063,665 square feet in North America, Europe, South America (primarily Brazil), Asia, Australia and South Africa, expire at various times up to the year 2036. ADP believes its facilities are currently adequate for their intended purposes and are adequately maintained.

Item 3. Legal Proceedings

In the normal course of business, the Company is subject to various claims and litigation. While the outcome of any litigation is inherently unpredictable, the Company believes it has valid defenses with respect to the legal matters pending against it and the Company believes that the ultimate resolution of these matters will not have a material adverse impact on its financial condition, results of operations or cash flows.

Item 4. Submission of Matters to a Vote of Security Holders

None

Part II

Item 5. Market for the Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for the Registrant's Common Equity

The principal market for the Company's common stock (symbol: ADP) is the New York Stock Exchange. The following table sets forth the reported high and low sales prices of the Company's common stock based on the NYSE composite transactions, and the cash dividends per share of common stock declared, during the past two fiscal years. As of June 30, 2008, there were 41,011 holders of record of the Company's common stock. As of such date, 274,146 additional holders held their common stock in "street name."

	Price Per Share		Dividends
	High	Low	Per Share
Fiscal 2008 quarter ended:			
June 30	$45.23	$41.25	$0.290
March 31	$44.66	$37.74	$0.290
December 31	$49.81	$44.25	$0.290
September 30	$49.38	$43.91	$0.230
Fiscal 2007 quarter ended:			
June 30	$50.30	$43.89	$0.230
March 31	$51.50	$46.85	$0.230
December 31	$49.94	$46.26	$0.230
September 30	$48.30	$42.50	$0.185

On March 30, 2007, ADP completed the spin-off of its former Brokerage Services Group business. In the table above, market prices include the value of the Brokerage Services Group business through the date of the spin-off.

2008 Annual Report

Issuer Purchases of Equity Securities

Period	(a) Total Number of Shares Purchased (1)	(b) Average Price Paid per Share (2)	(c) Total Number of Shares Purchased as Part of the Publicly Announced Common Stock Repurchase Plan (3)	(d) Maximum Number of Shares that may yet be Purchased under the Common Stock Repurchase Plan (3)
April 1, 2008 to April 30, 2008	501,500	$43.55	500,000	19,930,740
May 1, 2008 to May 31, 2008	3,956,501	$43.17	3,956,000	15,974,740
June 1, 2008 to June 30, 2008	5,130,800	$42.75	5,130,800	10,843,940
Total	9,588,801		9,586,800	

(1) Pursuant to the terms of the Company's restricted stock program, the Company made purchases of 1,500 shares during April 2008 and 501 shares during May 2008 at a price of $.10 per share under the terms of such program to repurchase stock granted to employees who have left the Company.

(2) The average price per share does not include the repurchases described in the preceding footnote.

(3) In March 2001, the Company received the Board of Directors' approval to repurchase up to 50 million shares of the Company's common stock. In November 2002, November 2005 and August 2006, the Company received the Board of Directors' approval to repurchase an additional 35 million, 50 million and 50 million shares, respectively, of the Company's common stock. There is no expiration date for the common stock repurchase plan.

Performance Graph

The following graph compares the cumulative return on the Company's common stock[(a)] for the most recent five years with the cumulative return on the S&P 500 Index, a Peer Group Index[(b)] and an Old Peer Group Index[(c)], assuming an initial investment of $100 on June 30, 2003, with all dividends reinvested.



$180
$160
$140
$120
$100
$80
$60
$40
$20
$-
Cumulative Return
June-03
June-04
June-05
June-06
June-07
June-08
Year
AUTOMATIC DATA PROCESSING, INC.
S&P 500
PEER GROUP
OLD PEER GROUP

(a) On March 30, 2007, the Company completed the spin-off of its former Brokerage Services Group business, comprised of Brokerage Services and Securities Clearing and Outsourcing Services, into an independent publicly traded company called Broadridge Financial Solutions, Inc. The cumulative returns of the Company's common stock have been adjusted to reflect the spin-off.

(b) The Peer Group Index is comprised of the following companies:

Administaff, Inc.	Intuit Inc.
Computer Sciences Corporation	Paychex, Inc.
Gevity HR, Inc.	The Ultimate Software Group, Inc.
Global Payments Inc.	Total System Services, Inc.
Hewitt Associates, Inc.	The Western Union Company

(c) The Old Peer Group Index is comprised of the following companies:

Ceridian Corporation	First Data Corporation
Computer Sciences Corporation	Paychex, Inc.
Electronic Data Systems Corporation	Total System Services, Inc.

The components of the Peer Group Index were changed because the common stock of three of the companies in the Old Peer Group Index is no longer publicly traded.

Item 6. Selected Financial Data

The following selected financial data is derived from our consolidated financial statements and should be read in conjunction with the consolidated financial statements and related notes, Management's Discussion and Analysis of Financial Condition and Results of Operations, and Quantitative and Qualitative Disclosures About Market Risk included in this Form 10-K.

(Dollars and shares in millions, except per share amounts)

Years ended June 30,	2008	2007	2006	2005	2004
Total revenues	$ 8,776.5	$ 7,800.0	$ 6,835.6	$ 6,131.3	$ 5,575.7
Total costs of revenues	$ 4,680.1	$ 4,087.3	$ 3,603.7	$ 3,165.3	$ 2,794.7
Gross profit	$ 4,096.4	$ 3,712.7	$ 3,231.9	$ 2,966.0	$ 2,781.0
Earnings from continuing operations before income taxes	$ 1,812.0	$ 1,623.5	$ 1,361.2	$ 1,237.8	$ 1,117.8
Net earnings from continuing operations	$ 1,161.7	$ 1,021.2	$ 841.9	$ 780.6	$ 702.4
Basic earnings per share from continuing operations	$ 2.23	$ 1.86	$ 1.46	$ 1.34	$ 1.19
Diluted earnings per share from continuing operations	$ 2.20	$ 1.83	$ 1.45	$ 1.32	$ 1.18
Basic weighted average shares outstanding	521.5	549.7	574.8	583.2	591.7
Diluted weighted average shares outstanding	527.2	557.9	580.3	590.0	598.7
Cash dividends declared per share	$ 1.1000	$ 0.8750	$ 0.7100	$ 0.6050	$ 0.5400
Adjusted return on equity (Note 1)	27.5%	23.7%	17.4%	15.5%	13.8%
Return on equity from continuing operations (Note 2)	22.7%	18.3%	14.3%	13.9%	13.0%
At year end:					
Cash, cash equivalents and marketable securities	$ 1,660.3	$ 1,884.6	$ 2,461.3	$ 1,716.0	$ 1,918.2
Total assets	$23,734.4	$26,648.9	$27,490.1	$27,615.4	$21,120.6
Long-term debt	$ 52.1	$ 43.5	$ 74.3	$ 75.7	$ 76.2
Stockholders' equity	$ 5,087.2	$ 5,147.9	$ 6,011.6	$ 5,783.9	$ 5,417.7

Note 1. U.S. GAAP requires net earnings of discontinued operations to be displayed separately in the Statements of Consolidated Earnings, and therefore we believe it is appropriate to disclose adjusted return on equity, excluding the effects of discontinued operations. Adjusted return on equity represents a non-GAAP measure used by management to evaluate the results of the business. The numerator of net earnings that is used in our calculation of adjusted return on equity excludes net earnings from discontinued operations. The denominator of adjusted return on equity excludes the average cumulative net earnings from discontinued operations for each of the five years since fiscal 2004 for which such returns are presented, as well as the equity impact of the spin-off of the Brokerage Services Group business, which was classified as a discontinued operation. As a result, adjusted return on equity, excluding the effects of discontinued operations has been calculated as net earnings from continuing operations divided by average stockholders' equity, excluding the effects of discontinued operations as noted below.

(In millions)

Years ended June 30,	2008	2007	2006	2005	2004
Average total stockholders' equity	$5,117.5	$5,579.8	$5,897.7	$5,600.7	$5,394.6
Less:					
Cumulative effect of discontinued operations	894.7	1,266.3	1,069.1	575.6	321.6
Average total equity, excluding effects of discontinued operations	$4,222.8	$4,313.5	$4,828.6	$5,025.1	$5,073.0

Note 2. Return on equity from continuing operations has been calculated as net earnings from continuing operations divided by average total stockholders' equity.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

FORWARD-LOOKING STATEMENTS

This report and other written or oral statements made from time to time by ADP may contain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not historical in nature, and which may be identified by the use of words like "expects," "assumes," "projects," "anticipates," "estimates," "we believe," "could be" and other words of similar meaning, are forward-looking statements. These statements are based on management's expectations and assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those expressed. Factors that could cause actual results to differ materially from those contemplated by the forward-looking statements include: ADP's success in obtaining, retaining and selling additional services to clients; the pricing of services and products; changes in laws regulating payroll taxes, professional employer organizations and employee benefits; overall market and economic conditions, including interest rate and foreign currency trends; competitive conditions; auto sales and related industry changes; employment and wage levels; changes in technology; availability of skilled technical associates and the impact of new acquisitions and divestitures. ADP disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise. These risks and uncertainties, along with the risk factors discussed above under "Item 1A.- Risk Factors," should be considered in evaluating any forward-looking statements contained herein.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

ADP is one of the world's largest providers of business outsourcing solutions. Leveraging nearly 60 years of experience, ADP offers a wide range of human resource ("HR"), payroll, tax and benefits administration solutions from a single source. ADP is also a leading provider of integrated computing solutions to automotive, heavy truck, motorcycle, marine and recreational vehicle dealers throughout the world. The Company's reportable segments are: Employer Services, PEO Services and Dealer Services. A brief description of each segment's operations is provided below.

Employer Services

Employer Services offers a comprehensive range of HR information, payroll processing, tax and benefits administration services and products, including traditional and Web-based outsourcing solutions, that assist approximately 560,000 employers in the United States, Canada, Europe, South America (primarily Brazil), Australia and Asia to staff, manage, pay and retain their employees. Employer Services categorizes its services between traditional payroll and payroll tax, and "beyond payroll." The traditional payroll and payroll tax business represents the Company's core payroll processing and payroll tax filing business. The "beyond payroll" business represents the services that extend beyond the traditional payroll and payroll tax filing services, such as Time and Labor Management and benefit and retirement administration. Within Employer Services, the Company collects client funds and remits such funds to tax authorities for payroll tax filing and payment services, and to employees of payroll services clients.

PEO Services

PEO Services provides over 5,100 small and medium sized businesses with comprehensive employment administration outsourcing solutions through a co-employment relationship, including payroll, payroll tax filing, HR guidance, 401(k) plan administration, benefits administration, compliance services, health and workers' compensation coverage and other supplemental benefits for employees.

Dealer Services

Dealer Services provides integrated dealer management systems (such a system is also known in the industry as a "DMS") and other business management solutions to automotive, heavy truck, motorcycle, marine and recreational vehicle ("RV") retailers in North America, Europe, South Africa and the Asia Pacific region. Over 25,000 automotive, heavy truck, motorcycle, marine and RV retailers in over 60 countries use our DMS products, other software applications, networking solutions, data integration, consulting and/or digital marketing services.

EXECUTIVE OVERVIEW

We reported strong results in each of our business segments during the fiscal year ended June 30, 2008 ("fiscal 2008"). Consolidated revenues from continuing operations in fiscal 2008 grew 13%, to $8,776.5 million, as compared to $7,800.0 million in the fiscal year ended June 30, 2007 ("fiscal 2007"). Earnings from continuing operations before income taxes and net earnings from continuing operations increased 12% and 14%, respectively. Diluted earnings per share from continuing operations increased 20%, to $2.20 in fiscal 2008, from $1.83 per share in fiscal 2007, on fewer weighted average diluted shares outstanding.

Employer Services' revenues increased 9% and PEO Services revenues increased 20% in fiscal 2008. Employer Services' and PEO Services' new business sales, which represent annualized recurring revenues anticipated from sales orders to new and existing clients, grew 8% worldwide, to approximately $1,142.8 million in fiscal 2008. In fiscal 2008, we grew average client funds balances 6.6% as a result of new business and growth in our existing client base. The number of employees on our clients' payrolls, "pays per control," increased 1.3% in fiscal 2008. This employment metric represents over 141,000 payrolls of small to large businesses and reflects a broad range of U.S. geographic regions. Client retention improved 0.2 percentage points worldwide over last year's record level. PEO Services' revenues grew 20% in fiscal 2008 due to an 18% increase in the average number of worksite employees. Dealer Services' revenues grew 9% in fiscal 2008 due to internal revenue growth and the effect of acquisitions.

In light of the challenging economic environment during fiscal 2008, we are especially pleased with the performance of our investment portfolio and the investment choices we made throughout the year. Our investment portfolio does not contain any asset-backed securities with underlying collateral of sub-prime mortgages or home equity loans, collateralized debt obligations (CDOs), collateralized loan obligations (CLOs), credit default swaps, asset-backed commercial paper, auction rate securities, structured investment vehicles or non-investment-grade securities. We mitigate credit risk by investing in only investment-grade bonds. We own senior tranches of AAA fixed rate credit card, auto loan and other asset-backed securities, whose trusts predominately contain prime collateral. All collateral on asset-backed securities is performing as expected. ADP owns senior debt directly issued by the Federal National Mortgage Association ("Fannie Mae") and the Federal Home Loan Mortgage Corporation ("Freddie Mac"). We do not own subordinated debt, preferred stock or common stock of either of these agencies. ADP also owns mortgage pass-through securities that are guaranteed by Fannie Mae or Freddie

Mac. Our client funds investment strategy is structured to allow us to average our way through an interest rate cycle by laddering investments out to five years (in the case of the extended portfolio) and out to ten years (in the case of the long portfolio). This investment strategy is supported by our short-term financing arrangements necessary to satisfy short-term funding requirements relating to client funds obligations.

Our product set and global breadth, depth and reach in the marketplace have never been stronger. During fiscal 2008 and fiscal 2007, the Company took efforts to divest certain non-strategic, slow-growing businesses. This allowed us to set our focus on our businesses that have strong underlying growth attributes and that operate in large, under-penetrated markets. We completed the tax-free spin-off of our former Brokerage Services Group business on March 30, 2007 into an independent publicly traded company called Broadridge Financial Solutions, Inc. We made the decision to spin-off this business for several reasons. First, we determined that the growth potential of the Brokerage Services Group business, while part of ADP, was expected to be lower than that of our other businesses. Further, the Brokerage Services Group business had operating models and long-term growth plans that were different than those of our other businesses. The spin-off allowed more concentrated focus by each management team on its own respective core business, which is expected to be more beneficial to each company's stockholders, clients and associates.

In addition, during fiscal 2007, we divested Sandy Corporation, which was previously reported in our Dealer Services segment. During fiscal 2008, we finalized the sale of our Travel Clearing business, which was previously reported in our Other segment. We divested Sandy Corporation and Travel Clearing because they were non-strategic businesses that did not complement our other businesses. Moreover, the growth potential of these businesses was also believed to be slower than that of our other businesses.

These transactions, along with our cash flows from operating activities, have allowed us to continue to focus on the objective of returning excess cash to our stockholders through our share buyback program and our cash dividends to stockholders. Subsequent to the completion of these transactions, the new ADP is a more focused company, which we believe has excellent growth potential for revenue and pretax earnings.

Our financial condition and balance sheet remain solid with cash and marketable securities of $1,660.3 million at June 30, 2008. Our net cash flows provided by operating activities were $1,772.2 million in fiscal 2008, as compared to $1,298.0 million in fiscal 2007. This increase exceeded our expectations due to the timing of certain collections of accounts receivable and the timing of payments of certain accruals.

RECLASSIFICATIONS WITHIN CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF CONSOLIDATED CASH FLOWS

The Company has reclassified funds held for clients and client funds obligations that had been previously presented outside of current assets and current liabilities, respectively, within the Consolidated Balance Sheets, to current assets and current liabilities, respectively, for all periods presented. Additionally, the Company has reclassified the net increase (decrease) in client funds obligations in the Statements of Consolidated Cash Flows from investing activities to financing activities for all periods presented.

RESULTS OF OPERATIONS
ANALYSIS OF CONSOLIDATED OPERATIONS

Fiscal 2008 Compared to Fiscal 2007

(Dollars in millions, except per share amounts)

	Years ended June 30,		Change
	2008	2007	2008 vs 2007
Total revenues	$8,776.5	$7,800.0	13%
Costs of revenues:			
Operating expenses	3,915.7	3,392.3	15%
Systems development and programming costs	525.9	486.1	8%
Depreciation and amortization	238.5	208.9	14%
Total cost of revenues	4,680.1	4,087.3	15%
Selling, general and administrative expenses	2,370.4	2,206.2	7%
Interest expense	80.5	94.9	(15)%
Total expenses	7,131.0	6,388.4	12%
Other income, net	166.5	211.9	(21)%
Earnings from continuing operations before income taxes	$1,812.0	$1,623.5	12%
Margin	21%	21%	
Provision for income taxes	$ 650.3	$ 602.3	8%
Effective tax rate	35.9%	37.1%	
Net earnings from continuing operations	$1,161.7	$1,021.2	14%
Diluted earnings per share from continuing operations	$ 2.20	$ 1.83	20%

Total Revenues

Our consolidated revenues in fiscal 2008 grew 13%, to $8,776.5 million, due to increases in Employer Services of 9%, or $535.4 million, to $6,243.1 million, PEO Services of 20%, or $175.7 million, to $1,060.5 million, and Dealer Services of 9%, or $107.0 million, to $1,364.3 million. Our consolidated internal revenue growth, which represents revenue growth excluding the impact of acquisitions and divestitures, was 11% in fiscal 2008. Revenue growth was favorably impacted by $167.8 million, or 2%, due to fluctuations in foreign currency exchange rates.

Our consolidated revenues in fiscal 2008 include interest on funds held for clients of $684.5 million as compared to $653.6 million in fiscal 2007. The increase in the consolidated interest earned on funds held for clients resulted from the increase of 6.6% in our average client funds balances to $15.7 billion, offset by the decrease in the average interest rate earned to 4.4% in fiscal 2008 as compared to 4.5% in fiscal 2007.

Total Expenses

Our consolidated expenses increased $742.6 million, to $7,131.0 million in fiscal 2008, from $6,388.4 million in fiscal 2007. The increase in our consolidated expenses is due to the increase in our revenues, higher pass-through costs associated with our PEO business, an increase in our salesforce and implementation personnel, and higher expenses associated with Employer Services' new business sales and implementation. In addition, consolidated expenses increased $142.1 million, or 2%, in fiscal 2008 due to fluctuations in foreign currency exchange rates.

Our total costs of revenues increased $592.8 million, to $4,680.1 million in fiscal 2008, from $4,087.3 million in fiscal 2007, due to increases in our operating expenses. Operating expenses increased $523.4 million, or 15%, in fiscal 2008 due to the increase in revenues described above, including the increases in PEO services, which has pass-through costs that are re-billable. The pass-through costs were $763.0 million and $640.7 million in fiscal 2008 and 2007, respectively. The increase in operating expenses is also due to an increase of approximately $131.7 million relating to compensation expenses associated with implementation and service personnel in Employer Services. Operating expenses also increased approximately $28.0 million due to the operating costs of our newly acquired businesses and approximately $73.6 million due to foreign currency fluctuations. Systems development and programming costs increased $39.8 million, or 8%, in fiscal 2008 compared to fiscal 2007 due to an increase in expenses of $5.1 million for our newly acquired businesses. Systems development and programming expenses also increased approximately $15.0 million due to foreign currency fluctuations. In addition, depreciation and amortization expenses increased $29.6 million, or 14%, in fiscal 2008 compared to fiscal 2007 due to increased amortization expenses of $10.2 million resulting from the intangible assets acquired with new businesses and the purchases of software and software licenses in fiscal 2008.

Selling, general and administrative expenses increased $164.2 million, or 7%, in fiscal 2008 as compared to fiscal 2007, which was attributable to the increase in salesforce personnel to support our new domestic business sales in Employer Services. This increase in salesforce personnel resulted in an increase of approximately $32.0 million of expenses. Selling, general and administrative expenses also increased approximately $34.5 million due to the selling, general and administrative costs of our newly acquired businesses and approximately $48.8 million due to foreign currency fluctuations. These increases were partially offset by a decrease in stock-based compensation expense of $8.0 million.

Interest expense decreased $14.4 million in fiscal 2008 as a result of lower average borrowings and lower average interest rates on our short-term commercial paper program. In fiscal 2008 and 2007, the Company's average borrowings under the commercial paper program were $1.4 billion and $1.5 billion, respectively, at weighted average interest rates of 4.2% and 5.3%, respectively.

Other Income, net

Other income, net, decreased $45.4 million in fiscal 2008 as compared to fiscal 2007. The Company recorded a gain on the sale of a building in fiscal 2008 of $16.0 million and a gain on the sale of a minority investment during fiscal 2007 of $38.6 million. Other income, net, also decreased $9.6 million due to net realized losses on available-for-sale securities of $1.3 million in fiscal 2008 as compared to net realized gains on available-for-sale securities of $8.3 million in fiscal 2007. Lastly, interest income on corporate funds decreased $15.5 million as a result of lower average daily balances and lower interest rates. Average daily balances declined from $3.6 billion in fiscal 2007 to $3.4 billion in fiscal 2008 due to the use of corporate funds for repurchases of common stock during fiscal 2008. The average interest rate earned on our corporate funds decreased from 4.6% in fiscal 2007 to 4.4% in fiscal 2008.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $188.5 million, or 12%, from $1,623.5 million in fiscal 2007 to $1,812.0 million in fiscal 2008 due to the increase in revenues and corresponding expenses discussed above. Overall margin of 21% in fiscal 2008 was unchanged from fiscal 2007.

Provision for Income Taxes

The effective tax rate in fiscal 2008 was 35.9%, as compared to 37.1% in fiscal 2007. The decrease in the effective tax rate is due to a favorable mix in income among state tax jurisdictions, as well as tax rate decreases in certain foreign tax jurisdictions. Additionally, during fiscal 2008 we recorded a reduction in the provision for income taxes of $12.4 million, which was related to the settlement of a state tax matter. This decreased the effective tax rate by approximately 0.7 percentage points in fiscal 2008. These decreases were partially offset by an increase in the provision for income taxes relating to the recording of the interest liability associated with unrecognized tax benefits as required under Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48"). This increased the effective tax rate by approximately 0.6 percentage points in fiscal 2008.

Net Earnings from Continuing Operations and Diluted Earnings per Share from Continuing Operations

Net earnings from continuing operations increased 14%, to $1,161.7 million, for fiscal 2008, from $1,021.2 million in fiscal 2007, and the related diluted earnings per share from continuing operations increased 20%, to $2.20, in fiscal 2008. The increase in net earnings from continuing operations in fiscal 2008 reflects the increase in earnings from continuing operations before income taxes and a lower effective tax rate. These increases were offset by the decline in other income, net, of $45.4 million in fiscal 2008. This decrease was a result of lower transactional gains reported in fiscal 2008 of $22.6 million, lower net realized gains/losses on available-for-sale securities of $9.6 million and lower interest income on corporate funds of $15.5 million. The decrease in transactional gains in fiscal 2008 of $22.6 million was a result of a gain on the sale of a building of $16.0 million during fiscal 2008 and a gain on the sale of a minority investment of $38.6 million during fiscal 2007. The decrease in interest income on corporate funds was a result of lower average daily balances and lower interest rates. Average daily balances declined from $3.6 billion in fiscal 2007 to $3.4 billion in fiscal 2008 due to the use of corporate funds for repurchases of common stock during fiscal 2008. The average interest rate earned on our corporate funds decreased from 4.6% in fiscal 2007 to 4.4% in fiscal 2008.

The increase in diluted earnings per share from continuing operations in fiscal 2008 reflects the increase in net earnings from continuing operations and the impact of fewer weighted average diluted shares outstanding due to the repurchase of 32.9 million shares in fiscal 2008 and 40.2 million shares in fiscal 2007.

Fiscal 2007 Compared to Fiscal 2006

(Dollars in millions, except per share amounts)

	Years ended June 30, 2007	Years ended June 30, 2006	Change 2007 vs 2006
Total revenues	$7,800.0	$6,835.6	14%
Costs of revenues:			
Operating expenses	3,392.3	2,970.5	14%
Systems development and programming costs	486.1	472.3	3%
Depreciation and amortization	208.9	160.9	30%
Total cost of revenues	4,087.3	3,603.7	13%
Selling, general and administrative expenses	2,206.2	1,933.7	14%
Interest expense	94.9	72.8	30%
Total expenses	6,388.4	5,610.2	14%
Other income, net	211.9	135.8	56%
Earnings from continuing operations before income taxes	$1,623.5	$1,361.2	19%
Margin	21%	20%	
Provision for income taxes	$ 602.3	$ 519.3	16%
Effective tax rate	37.1%	38.2%	
Net earnings from continuing operations	$1,021.2	$ 841.9	21%
Diluted earnings per share from continuing operations	$ 1.83	$ 1.45	26%

Total Revenues

Our consolidated revenues in fiscal 2007 grew 14%, to $7,800.0, million due to increases in Employer Services of 11%, or $545.1 million, to $5,707.7 million, PEO Services of 26%, or $181.1 million, to $884.8 million, and Dealer Services of 15%, or $159.6 million, to $1,257.3 million. Our consolidated revenues, excluding the impact of acquisitions and divestitures, grew 12% in fiscal 2007 as compared to the prior year. Revenue growth was also favorably impacted by $81.1 million, or 1%, due to fluctuations in foreign currency rates.

Our consolidated revenues in fiscal 2007 include interest on funds held for clients of $653.6 million as compared to $549.8 million in the prior year. The increase in the consolidated interest earned on funds held for clients resulted from the increase of 8% in our average client funds balances to $14.7 billion, as well as the increase in the average interest rate earned to approximately 4.5% in fiscal 2007 as compared to 4.1% in the fiscal year ended June 30, 2006 ("fiscal 2006").

Total Expenses

Our consolidated expenses increased $778.2 million, from $5,610.2 million in fiscal 2006, to $6,388.4 million in fiscal 2007. The percentage increase in our consolidated expenses was proportionate to the increase in our revenues. Additionally, the increase was due to higher pass-through costs associated with our PEO business revenues, which have pass-through operating expenses, an increase in our salesforce and implementation personnel, higher expenses associated with our Employer Services' new business sales and implementation and the impact of acquisitions. Consolidated expenses also increased $79.8 million, or 1%, due to fluctuations in foreign currency exchange rates.

Our total costs of revenues increased $483.6 million, to $4,087.3 million in fiscal 2007, from $3,603.7 million in fiscal 2006, due to increases in our operating expenses. Operating expenses increased $421.8 million due to the increase in revenues described above, including the increases in PEO revenues, which have pass-through costs that are re-billable, and higher compensation expenses associated with additional implementation and service personnel. The pass-through costs for our PEO revenues were $640.7 million in fiscal 2007, as compared to $511.0 million in fiscal 2006. In addition, operating expenses in fiscal 2007 increased approximately $136.0 million as a result of higher compensation expenses associated with additional implementation and service personnel, including approximately $47.0 million of spending on new business opportunities in Employer Services and PEO Services. Our new business opportunities relate to our Human Resource Business Process Outsourcing ("HR BPO") opportunities, which focus on the outsourcing of integrated multiple processes – such as payroll, HR, and benefits administration. This spending was targeted at expanding our Comprehensive Outsourcing Services ("COS") product for larger employers, our PEO Services business, our ADP Resource® product, which is an integrated, flexible HR and payroll-based service offering, and GlobalView®, which is our outsourcing offering for multi-national and global organizations. Lastly, our operating expenses increased $30.0 million due to fluctuations in foreign currency rates and increased approximately $64.6 million due to the operating costs of new businesses acquired. Systems development and programming costs increased $20.4 million due to the increase in headcount and the additional expenses associated with our new businesses acquired and increased $6.1 million due to fluctuations in foreign currency exchange rates. These increases in systems development and programming costs were offset by lower compensation expenses of approximately $16.0 million associated with the increased resources at our off-shore locations and smartshoring facilities. In addition, depreciation and amortization expenses increased $48.0 million due to increased amortization expenses of $28.2 million resulting from the intangible assets acquired with new businesses and the purchases of software and software licenses in fiscal 2007. In addition, depreciation and amortization expenses increased due to fiscal 2006 capital expenditures of approximately $100 million related to the consolidation of our data center facilities.

Selling, general and administrative expenses increased $272.5 million, to $2,206.2 million in fiscal 2007, due to higher selling expenses in Employer Services and PEO Services, which resulted in an increase in expenses of approximately $97.5 million and $18.3 million, respectively. The $97.5 million increase in expenses in Employer Services included approximately $13 million for expenses relating to our HR BPO opportunities discussed above. Selling, general and administrative expenses also increased approximately $73.8 million due to the selling, general and administrative expenses related to our business acquisitions in fiscal 2007 and increased $20.1 million due to fluctuations in foreign currency rates. Additionally, we had an increase in restructuring charges of $21.5 million, which primarily related to severance.

Interest expense increased $22.1 million in fiscal 2007 as a result of higher average borrowings and higher interest rates on our short-term commercial paper program. In fiscal 2007 and 2006, the Company's average borrowings under the commercial paper program were $1.5 billion and $1.4 billion, respectively, at a weighted average interest rate of 5.3% and 4.1%, respectively.

Other Income, net

Other income, net, increased $76.1 million in fiscal 2007 due to a gain of $38.6 million on the sale of a minority investment, an increase of $7.5 million of realized gains on our available-for-sale securities and a decrease of $5.4 million of realized losses on our available-for-sale securities. Additionally, other income, net, included an increase in interest income on corporate funds of $24.6 million as a result of the higher average interest rates earned on our corporate balances, which increased to 4.6% in fiscal 2007 as compared to 4.0% in the prior year and our average corporate balances increased to $3.6 billion in fiscal 2007 as compared to $3.5 billion in the prior year.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $262.3 million, or 19%, to $1,623.5 million in fiscal 2007 due to the increase in revenues and expenses discussed above. Overall margin increased from 20% in fiscal 2006 to 21% in fiscal 2007.

Provision for Income Taxes

The effective tax rate in fiscal 2007 was 37.1%, as compared to 38.2% in fiscal 2006. The decrease in the effective tax rate is attributable to a favorable mix in income among tax jurisdictions and to $10.0 million of income tax expense recorded in fiscal 2006 for the repatriation in fiscal 2006 of approximately $250.0 million of eligible dividends from non-U.S. subsidiaries.

Net Earnings from Continuing Operations and Diluted Earnings per Share from Continuing Operations

Net earnings from continuing operations in fiscal 2007 increased 21%, to $1,021.2 million, from $841.9 million in fiscal 2006, and the related diluted earnings per share from continuing operations increased 26%, to $1.83. The diluted earnings per share from continuing operations of $1.83 includes a net one-time gain of approximately $20.3 million, net of taxes, from the sale of a Dealer Services non-core minority investment, offset by restructuring charges, which was accretive to diluted earnings per share from continuing operations by approximately $0.03 per share. The increase in net earnings from continuing operations in fiscal 2007 reflects the increase in earnings from continuing operations before income taxes as a result of increased revenues offset by expenses and a lower effective tax rate. The increase in diluted earnings per share from continuing operations in fiscal 2007 reflects the increase in net earnings from continuing operations and the impact of fewer shares outstanding due to the repurchase of 40.2 million shares in fiscal 2007 and 29.6 million shares in fiscal 2006.

ANALYSIS OF REPORTABLE SEGMENTS

Revenues

(Dollars in millions)

	Years ended June 30,			Change	
	2008	2007	2006	2008	2007
Employer Services	$6,243.1	$5,707.7	$5,162.6	9%	11%
PEO Services	1,060.5	884.8	703.7	20%	26%
Dealer Services	1,364.3	1,257.3	1,097.7	9%	15%
Other	4.9	(1.5)	36.9	100+%	(100)+%
Reconciling items:					
Foreign exchange	118.7	(45.4)	(108.5)		
Client funds interest	(15.0)	(2.9)	(56.8)		
Total revenues	$8,776.5	$7,800.0	$6,835.6	13%	14%

Earnings from Continuing Operations before Income Taxes

(Dollars in millions)

	Years ended June 30,			Change	
	2008	2007	2006	2008	2007
Employer Services	$1,601.4	$1,412.4	$1,259.3	13%	12%
PEO Services	104.9	80.4	54.9	30%	46%
Dealer Services	232.0	204.4	159.7	14%	28%
Other	(238.9)	(177.0)	(143.9)	(35)%	(23)%
Reconciling items:					
Foreign exchange	15.9	(7.1)	(12.1)		
Client funds interest	(15.1)	(2.9)	(56.8)		
Cost of capital charge	111.8	113.3	100.1		
Total earnings from continuing operations before income taxes	$1,812.0	$1,623.5	$1,361.2	12%	19%

The fiscal 2007 and 2006 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2008 budgeted foreign exchange rates. This adjustment is made for management purposes so that the reportable segments' revenues are presented on a consistent basis without the impact of fluctuations in foreign currency exchange rates. This adjustment is a reconciling item to revenues and earnings from continuing operations before income taxes and results in the elimination of this adjustment in consolidation.

Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are charged to the reportable segments based on management's responsibility for the applicable costs. Lastly, various income and expense items, including certain non-recurring gains and losses and stock-based compensation expenses of $123.6 million, $130.5 million and $142.7 million in fiscal 2008, 2007 and 2006, respectively, are recorded in "Other."

In addition, the reconciling items include an adjustment for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. This allocation is made for management reasons so that the reportable segments' results are presented on a consistent basis without the impact of fluctuations in interest rates. This allocation is a reconciling item to our reportable segments' revenues and earnings from continuing operations before income taxes and results in the elimination of this adjustment in consolidation.

Finally, the reportable segments' results include a cost of capital charge related to the funding of acquisitions and other investments. This charge is a reconciling item to earnings from continuing operations before income taxes and results in the elimination of this charge in consolidation.

Employer Services

Fiscal 2008 Compared to Fiscal 2007

Revenues

Employer Services' revenues increased 9% in fiscal 2008 due to new business started in the period, an increase in the number of employees on our clients' payrolls, the impact of price increases, which contributed approximately 2% to our revenue growth, and an increase in average client funds balances, which increased interest revenues. Internal revenue growth, which represents revenue growth excluding the impact of acquisitions and divestitures, was approximately 8% for fiscal 2008. Revenue from our traditional payroll and payroll tax filing business grew 7%. The number of employees on our clients' payrolls, "pays per control," in the United States increased 1.3% in fiscal 2008. This employment metric represents over 141,000 payrolls of small to large businesses and reflects a broad range of U.S. geographic regions. Our worldwide client retention increased 0.2 percentage points in fiscal 2008, as compared to fiscal 2007. Revenues from our "beyond payroll" services, excluding PEO Services, which is a separate reportable segment, increased 16% in fiscal 2008 due to an increase in our Time and Labor Management services revenues of 17% and due to the impact of business acquisitions. The increase in revenues related to our Time and Labor Management services was due to an increase in the number of clients utilizing these services.

We credit Employer Services with interest on client funds at a standard rate of 4.5%; therefore, Employer Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the Employer Services segment increased $41.4 million in fiscal 2008, which accounted for 1% growth in Employer Services' revenues. This increase was due to the increase in the average client funds balances as a result of new business started in the period, growth in our existing client base and growth in wages. The average client funds balances were $15.5 billion in fiscal 2008 and $14.6 billion in fiscal 2007, representing an increase of 6.4%.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $189.0 million, or 13%, to $1,601.4 million in fiscal 2008. Earnings from continuing operations before income taxes for fiscal 2008 grew at a faster rate than revenues due to the improvement in margins for our services resulting from the leveraging of our expense structure with increased revenues. This was offset, in part, by higher compensation expenses of $131.7 million for implementation and service personnel, as well as higher selling expenses of $38.0 million attributable to the increase in salesforce personnel in Employer Services. Lastly, our expenses increased by approximately $42.2 million as a result of acquisitions of businesses in Employer Services.

Fiscal 2007 Compared to Fiscal 2006

Revenues

Employer Services' revenues increased $545.1 million, or 11%, to $5,707.7 million in fiscal 2007 due to new business started in the period, an increase in the number of employees on our clients' payrolls in the United States, increased client retention, the impact of price increases, which contributed approximately 2% to our revenue growth, and an increase in client funds balances, which increased interest revenues. Internal revenue growth was approximately 9% for fiscal 2007. Revenue from our traditional payroll and payroll tax filing business grew 9%. The number of employees on our clients' payrolls, "pays per control," increased 2.3% in the United States. Our worldwide client retention improved 0.1 percentage point over last year's record level. Revenues from our "beyond payroll" services, excluding PEO Services, increased 18% in fiscal 2007 due to an increase in our Time and Labor Management services revenues of 22%, as well as the impact of certain business acquisitions in fiscal 2007. The increase in revenues related to our Time and Labor Management services was due to an increase in the number of clients utilizing these services.

We credit Employer Services with interest on client funds at a standard rate of 4.5%; therefore, Employer Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the Employer Services segment increased $48.8 million in fiscal 2007, which represented 1% growth in Employer Services' revenues, due to the increase in the average client funds balances as a result of increased Employer Services' new business and growth in our existing client base. The average client funds balances were $14.6 billion in fiscal 2007 as compared to $13.5 billion in fiscal 2006, an increase of 8%.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $153.1 million, or 12%, to $1,412.4 million, in fiscal 2007. Earnings from continuing operations before income taxes in fiscal 2007 grew at a faster rate than revenues due to the improvement in margins for our services from the leveraging of our expense structure with the increased revenues. This was offset, in part, by higher operating expenses from the increase of approximately $226.5 million in compensation expenses for implementation, service and salesforce personnel, and spending on new business opportunities related to our HR BPO offerings of approximately $7 million. This spending on new business opportunities was targeted at expanding our COS product for larger employers and our ADP Resource® product, as well as our GlobalView® product, which is our outsourcing offering for multi-national and global organizations. Lastly, earnings from continuing operations before income taxes were negatively impacted by approximately $8.4 million related to six acquisitions made in fiscal 2007.

PEO Services

Fiscal 2008 Compared to Fiscal 2007

Revenues

PEO Services' revenues increased 20% in fiscal 2008 due to an 18% increase in the average number of worksite employees. The increase in the average number of worksite employees was due to new client sales and the net increase in the number of worksite employees at existing clients.

Additionally, benefits related revenues, which are billed to our clients and have an equal amount of cost in operating expenses, increased $115.8 million, or 23%, due to the increase in the average number of worksite employees, as well as increases in health care costs. Administrative revenues, which represent the fees for our services that are billed based upon a percentage of wages related to worksite employees, increased $29.4 million, or 17%, due to the increase in the number of average worksite employees and price increases.

We credit PEO Services with interest on client funds at a standard rate of 4.5%; therefore, PEO Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the PEO Services segment increased $1.7 million in fiscal 2008 due to the increase in the average client funds balances as a result of increased PEO Services' new business and growth in our existing client base. The average client funds balances were $0.2 billion in fiscal 2008 and $0.1 billion in fiscal 2007.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $24.5 million, or 30%, to $104.9 million in fiscal 2008. This increase was primarily attributable to the increase in revenues described above, net of the related cost of providing benefits and workers compensation coverage and payment of state unemployment taxes for worksite employees, which are included in costs of revenues. This increase was partially offset by an increase in our operating costs and selling expenses. In fiscal 2008, our cost of providing benefits to worksite employees increased $116.1 million over fiscal 2007. Our expenses associated with new business sales increased $12.2 million as a result of growth in our salesforce and an increase in sales over fiscal 2007. In addition, the costs of providing our services increased $14.0 million in fiscal 2008.

Fiscal 2007 Compared to Fiscal 2006

Revenues

PEO Services revenues increased $181.1 million, or 26%, to $884.8 million in fiscal 2007. The increase in revenues was primarily due to a 22% increase in the average number of worksite employees in fiscal 2007. The increase in the average number of worksite employees was due to new client sales, improved client retention and the net increase in the number of worksite employees at existing clients. Additionally, benefit related revenues increased $112.5 million, or 29%, due to the increase in the average number of worksite employees in fiscal 2007, as well as increases in health care costs, which were passed on to clients. Administrative revenues increased $33.8 million in fiscal 2007, or 24%, due to the increase in the number of average worksite employees and price increases, which are based upon a percentage of the salaries related to worksite employees.

We credit PEO Services with interest on client funds at a standard rate of 4.5%; therefore, PEO Services' results are not influenced by changes in interest rates. Interest on client funds recorded within the PEO Services segment increased $1.2 million in fiscal 2007, due to the increase in the average client funds balances as a result of increased PEO Services' new business and growth in our existing client base. The average client funds balances were $0.1 billion in both fiscal 2007 and 2006.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $25.5 million, or 46%, to $80.4 million in fiscal 2007. This increase was primarily attributable to the increase in revenues described above, net of the related cost of providing benefits and workers compensation coverage and payment of state unemployment taxes for worksite employees, which are included in costs of revenues, and contributed to a $52.1 million increase in our earnings from continuing operations in fiscal 2007 as compared to fiscal 2006. This increase was primarily attributable to 22% growth in the average number of worksite employees, price increases, and improvement in margins on the workers compensation and state unemployment components of PEO Services' offering. The increase in earnings from continuing operations before income taxes of $52.1 million was partially offset by an increase in our cost of services of $9.8 million in fiscal 2007 as compared to fiscal 2006. In addition, our expenses associated with new business sales increased $12.2 million in fiscal 2007, primarily as a result of growth in our salesforce and an increase in sales over fiscal 2006 of 14%. Lastly, selling, general and administrative expenses increased $4.6 million primarily as a result of the growth in the business.

Dealer Services

Fiscal 2008 Compared to Fiscal 2007

Revenues

Dealer Services' revenues increased $107.0 million, or 9%, to $1,364.3 million in fiscal 2008. The increase in revenues in fiscal 2008 was driven by both internal revenue growth and by acquisitions. Internal revenue growth, which represents the revenue growth excluding the impact of acquisitions and divestitures, was approximately 6% in both fiscal 2008 and fiscal 2007. Revenues increased for our dealer business systems in North America by $59.1 million, to $1,012.9 million in fiscal 2008 due to growth in our key products. The growth in our key products was driven by the increased users for Application Service Provider ("ASP") managed services, growth in our Digital Marketing strategic initiatives, increased Credit Check and Computerized Vehicle Registration ("CVR") transaction volume, and new network and hosted IP telephony installations. In addition, revenues increased $39.9 million due to business acquisitions in the fourth quarter of the fiscal year 2007 as well as in fiscal 2008.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $27.6 million, or 14%, to $232.0 million in fiscal 2008 due to the increase in revenues of our dealer business systems and contributions from recent acquisitions. These increases were offset by an increase in operating expenses as a result of an increase in headcount to support new business sales and the timing of installations during the year. Lastly, our expenses increased by approximately $37.0 million as a result of acquisitions of businesses during fiscal 2008.

Fiscal 2007 Compared to Fiscal 2006

Revenues

Dealer Services' revenues increased $159.6 million, or 15%, to $1,257.3 million in fiscal 2007. The increase in revenues in fiscal 2007 was driven by both internal revenue growth and by acquisitions. Revenues increased for our dealer business systems in North America by $74.3 million, to $953.8 million, due to growth in our key services. The growth in our key services was driven by the increased users for ASP managed services, increased Credit Check and CVR transaction volume, new network installations and increased market penetration of our Digital Marketing services. Internal revenue growth was approximately 6% for fiscal 2007.

Earnings from Continuing Operations before Income Taxes

Earnings from continuing operations before income taxes increased $44.7 million, to $204.4 million, in fiscal 2007, due to the increases in revenues of our dealer business systems and contributions from recent acquisitions. Overall margin improved to 16% in fiscal 2007, from 15% in fiscal 2006, driven by growth in the international market due to the acquisition of Kerridge Computer Company Ltd. in fiscal 2006 and cost savings achieved from the integration of Kerridge in fiscal 2007. Lastly, earnings from continuing operations before income taxes also improved as a result of a decline in restructuring expenses of $5.6 million, which represented the expenses recorded in fiscal 2006 relating to the integration of Kerridge.

Other

The primary components of "Other" are miscellaneous processing services, and corporate allocations and expenses, including stock-based compensation expense reported in net earnings from continuing operations of $123.6 million, $130.5 million and $142.7 million in fiscal 2008, 2007 and 2006, respectively. Additionally, certain non-recurring gains and losses, including a gain on the sale of a building of $16.0 million in fiscal 2008 and a gain of $38.6 million on the sale of a minority interest investment in fiscal 2007, are included in "Other."

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Our financial condition and balance sheet remain strong. At June 30, 2008, cash and marketable securities were $1,660.3 million. The ratio of long-term debt-to-equity was 1.0% at June 30, 2008. At June 30, 2008, working capital from continuing operations before funds held for clients and client funds obligations was $1,343.1 million, as compared to $1,534.8 million at June 30, 2007. This fluctuation is due to a decrease in cash and short-term marketable securities of $232.7 million.

Our principal sources of liquidity are derived from cash generated through operations and through cash and marketable securities on hand. We also have the ability to generate cash through our financing arrangements under our U.S. short-term commercial paper program and our U.S. and Canadian short-term repurchase agreements. In addition, we have three unsecured revolving credit agreements that allow us to borrow up to $6.0 billion in the aggregate. Our short-term commercial paper program and repurchase agreements are utilized as the primary instruments to meet short-term funding requirements related to client funds obligations. Our revolving credit agreements are in place to provide additional liquidity, if needed. We have never had borrowings under the revolving credit agreements. The Company believes that the internally generated cash flows and financing arrangements are adequate to support business operations and capital expenditures.

On March 30, 2007, we completed the tax free spin-off of our former Brokerage Services Group business, comprised of our former Brokerage Services and Securities Clearing and Outsourcing Services segments, into an independent publicly traded company called Broadridge Financial Solutions, Inc ("Broadridge"). As a result of the spin-off, ADP stockholders of record on March 23, 2007 (the "record date") received one share of Broadridge common stock with a par value $0.01 per share, for every four shares of ADP common stock held by them on the record date and cash for any fractional shares of Broadridge common stock. We have classified the results of operations of the spun-off business as discontinued operations for all periods presented. Additionally, on March 30, 2007, we recorded a decrease to retained earnings of $1,125.2 million for the non-cash reduction in net assets of the Brokerage Services Group business related to the spin-off, offset by an increase to retained earnings of $690.0 million related to the cash dividend received from Broadridge as part of the spin-off.

In February 2007, we notified holders of our zero coupon convertible subordinated notes that we would redeem all the notes that were outstanding as of the end of the business day on March 19, 2007 (the "redemption date"). Prior to the redemption date, notes with a face value of approximately $39 million were converted into approximately one million shares of the Company's common stock. We subsequently redeemed the remaining 352 notes outstanding as of the redemption date at a redemption price of $775 for each note, representing the accrued value of each note at the time of the redemption.

Net cash flows provided by operating activities were $1,772.2 million in fiscal 2008, as compared to $1,298.0 million in fiscal 2007. The increase was due to a $97.0 million increase in net earnings compared to the prior year. In addition, the increase was due to a $132.5 million increase in accrued expenses and other liabilities due to an increase in payroll and payroll-related accruals due to the timing of payments and a $289.8 million decrease in accounts receivable due to improvement in the collections of our accounts receivable and the collection in fiscal 2008 of a large direct debit receivable that was outstanding at June 30, 2007. The increases in cash provided were offset by a $31.2 million increase in our pension plan contributions.

Net cash flows provided by investing activities in fiscal 2008 totaled $2,613.9 million, as compared to $276.9 million used in fiscal 2007. This increase to funds provided was due to a net decrease in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations of $4,717.6 million, a decrease in cash paid for intangibles of $53.4 million and a decrease in net cash paid for acquisitions of $349.6 million. Additionally, proceeds received from the sale of businesses increased by $95.2 million. These increases in cash provided were partially offset by the change in net purchases/proceeds from our marketable securities of $1,657.5 million, the $38.6 million of proceeds from the sale of a minority investment during fiscal 2007 and the $660.1 million of net dividends received from Broadridge during fiscal 2007.

Cash flows used in financing in fiscal 2008 totaled $5,270.7 million as compared to $1,176.7 million in fiscal 2007. The increase in cash flows used was due to a $4,188.0 million decrease in client funds obligations and a $87.6 million increase in the amount of dividends paid in fiscal 2008 compared to fiscal 2007. Additionally, there was a decrease in proceeds from stock purchase plan and exercises of stock options of $104.5 million. The increase in cash flows used was offset by a decrease in cash paid for the repurchases of common stock of $395.6 million. We purchased 32.9 million shares of our common stock at an average price per share of $44.44 during fiscal 2008. As of June 30, 2008, we had remaining

Board of Director's authorization to purchase up to 10.8 million additional shares. In August 2008, the Company received the Board of Directors' approval to purchase up to 50 million additional shares of the Company's common stock.

In June 2008, we entered into a $2.25 billion, 364-day credit agreement with a group of lenders. The 364-day facility replaced the Company's prior $1.75 billion 364-day facility. We also have a $1.5 billion credit facility and a $2.25 billion credit facility that mature in June 2010 and June 2011, respectively. The five-year facilities contain accordion features under which the aggregate commitments can each be increased by $500 million, subject to the availability of additional commitments. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. We are also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and to provide funding for general corporate purposes, if necessary. There were no borrowings through June 30, 2008 under the credit agreements.

We maintained a U.S. short-term commercial paper program, which provided for the issuance of up to $5.5 billion in aggregate maturity value of commercial paper at the Company's discretion. In July 2008, we increased the U.S. short-term commercial paper program to provide for the issuance of up to $6.0 billion in aggregate maturity value. Our commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2008 and 2007, there was no commercial paper outstanding. In fiscal 2008 and 2007, the Company's average borrowings were $1.4 billion and $1.5 billion, respectively, at a weighted average interest rate of 4.2% and 5.3%, respectively. The weighted average maturity of the Company's commercial paper was less than two days in both fiscal 2008 and fiscal 2007.

Our U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. At June 30, 2008, we had an $11.8 million obligation outstanding related to reverse repurchase agreements. The term of the reverse repurchase transaction matured on July 2, 2008 and the outstanding obligation was repaid. At June 30, 2007, there were no outstanding obligations under reverse repurchase agreements. In fiscal 2008 and 2007, the Company had average outstanding balances under reverse repurchase agreements of $360.4 million and $141.6 million, respectively, at a weighted average interest rate of 3.4% and 4.4%, respectively.

Capital expenditures for continuing operations in fiscal 2008 were $186.4 million, as compared to $169.7 million in fiscal 2007 and $252.8 million in fiscal 2006. The capital expenditures in fiscal 2008 related to data center and other facility improvements to support our operations. We expect capital expenditures in fiscal 2009 to be approximately $220 million.

The following table provides a summary of our contractual obligations as of June 30, 2008:

(In millions)

Contractual Obligations	Payments due by period: Less than 1 year	1-3 years	3-5 years	More than 5 years	Unknown	Total
Debt Obligations (1)	$ 2.7	$ 5.6	$ 28.7	$ 17.8	$ --	$ 54.8
Operating Lease and Software License Obligations (2)	252.9	400.0	199.6	50.8	--	903.3
Purchase Obligations (3)	107.7	121.7	79.9	--	--	309.3
Obligations related to Unrecognized Tax Benefits (4)	80.0	--	--	--	324.2	404.2
Other long-term liabilities reflected on our Consolidated Balance Sheets:						
Compensation and Benefits (5)	29.5	119.1	69.7	99.6	34.8	352.7
Total	$472.8	$646.4	$377.9	$168.2	$ 359.0	$2,024.3

(1) These amounts represent the principal repayments of our debt and are included on our Consolidated Balance Sheets. See Note 11 to the consolidated financial statements for additional information about our debt and related matters. The estimated interest payments due by corresponding period above are $2.2 million, $4.5 million, $4.0 million, and $7.1 million, respectively, which have been excluded.

(2) Included in these amounts are various facilities and equipment leases and software license agreements. We enter into operating leases in the normal course of business relating to facilities and equipment, as well as the licensing of software. The majority of our lease agreements have fixed payment terms based on the passage of time. Certain facility and equipment leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices. Our future operating lease obligations could change if we exit certain contracts or if we enter into additional operating lease agreements.

(3) Purchase obligations primarily relate to purchase and maintenance agreements on our software, equipment and other assets.

(4) We made the determination that net cash payments expected to be paid within the next 12 months, related to unrecognized tax benefits of $404.2 million at June 30, 2008, may be up to $80 million. The Company is unable to make reasonably reliable estimates as to the period beyond the next 12 months in which cash payments related to unrecognized tax benefits are expected to be paid.

(5) Compensation and benefits primarily relates to amounts associated with our employee benefit plans and other compensation arrangements.

In addition to the obligations quantified in the table above, we had obligations for the remittance of funds relating to our payroll and payroll tax filing services. As of June 30, 2008, the obligations relating to these matters, which are expected to be paid in fiscal 2009, total $15,294.7 million and were recorded in client funds obligations on our Consolidated Balance Sheets. We had $15,418.9 million of cash and marketable securities that have been impounded from our clients to satisfy such obligations recorded in funds held for clients on our Consolidated Balance Sheets as of June 30, 2008.

The Company's wholly-owned subsidiary, ADP Indemnity, Inc., provides workers' compensation and employer liability insurance coverage for our PEO worksite employees. We have secured specific per occurrence and aggregate stop loss reinsurance from third-party carriers that cap losses that reach a certain level in each policy year. We utilize historical loss experience and actuarial judgment to determine the estimated claim liability for the PEO business. In both fiscal 2008 and 2007, we received premiums of $51.4 million. In fiscal 2008 and 2007, we paid claims of $38.1 million and $27.4 million, respectively. At June 30, 2008, our cash and marketable securities included balances totaling approximately $189.1 million to cover the actuarially-estimated cost of workers' compensation claims for the policy years that the PEO worksite employees were covered by ADP Indemnity, Inc.

In the normal course of business, we also enter into contracts in which we make representations and warranties that relate to the performance of our services and products. We do not expect any material losses related to such representations and warranties.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our overall investment portfolio is comprised of corporate investments (cash and cash equivalents, short-term marketable securities, and long-term marketable securities) and client funds assets (funds that have been collected from clients but not yet remitted to the applicable tax authorities or client employees).

In order to provide more cost-effective liquidity and maximize our interest income, we utilize a strategy by which we extend the maturities of our investment portfolio for funds held for clients and employ short-term financing arrangements to satisfy our short-term funding requirements related to client funds obligations. In these instances, a portion of this portfolio is considered and reported within the corporate investment balances in order to reflect the pure client funds assets and related obligations. Interest income on the corporate investment portion of the portfolio is reported in other income, net on our Statements of Consolidated Earnings.

Our corporate investments are invested in cash equivalents and highly liquid, investment grade securities. These assets are available for repurchases of common stock for treasury and/or acquisitions, as well as other corporate operating purposes. All of our short-term and long-term marketable securities are classified as available-for-sale securities.

Our client funds assets are invested with safety of principal, liquidity, and diversification as the primary goals. Consistent with those goals, we also seek to maximize interest income and to minimize the volatility of interest income. Client funds assets are invested in highly liquid, investment-grade marketable securities with a maximum maturity of 10 years at time of purchase and money market securities and other cash equivalents. At June 30, 2008, approximately 87% of the available-for-sale securities categorized as U.S. Treasury and direct obligations of U.S. government agencies was invested in senior debt directly issued by the Federal Home Loan Banks, Fannie Mae and Freddie Mac.

We have established credit quality, maturity, and exposure limits for our investments. The minimum allowed credit rating for fixed income securities is BBB and for asset-backed and mortgage-backed securities is AAA. The maximum maturity at time of purchase for a BBB-rated security is 5 years, for a single A-rated securities is 7 years, and for AA-rated and AAA-rated securities is 10 years. Commercial paper must be rated A1/P1 and, for time deposits, banks must have a Financial Strength Rating of C or better.

Details regarding our overall investment portfolio are as follows:

(Dollars in millions) Years ended June 30,	2008	2007	2006
Average investment balances at cost:			
Corporate investments	$ 3,387.0	$ 3,556.8	$ 3,487.8
Funds held for clients	15,654.3	14,682.9	13,566.2
Total	$ 19,041.3	$ 18,239.7	$ 17,054.0
Average interest rates earned exclusive of realized gains/ (losses) on:			
Corporate investments	4.4%	4.6%	4.0%
Funds held for clients	4.4%	4.5%	4.1%
Total	4.4%	4.5%	4.0%
Realized gains on available-for-sale securities	$ 10.1	$ 20.8	$ 13.3
Realized losses on available-for-sale securities	(11.4)	(12.5)	(17.9)
Net realized (losses)/ gains	$ (1.3)	$ 8.3	$ (4.6)
As of June 30:			
Net unrealized pre-tax gains/ (losses) on available-for-sale securities	$ 142.1	$ (184.9)	$ (312.9)
Total available-for-sale securities at fair value	$ 15,066.4	$ 13,369.4	$ 13,612.8

In fiscal 2008, approximately 25% of our overall investment portfolio was invested in cash and cash equivalents and, therefore, was impacted by changes in short-term interest rates. The other 75% of our investment portfolio was invested in fixed-income securities, with varying maturities of 10 years or less, which were also subject to interest rate risk including reinvestment risk.

Factors that influence the earnings impact of the interest rate changes include, among others, the amount of invested funds and the overall portfolio mix between short-term and long-term investments. This mix varies and is impacted by daily interest rate changes. A hypothetical change in both short-term interest rates (*e.g.*, overnight interest rates or the Fed Funds rates) and intermediate-term interest rates of 25 basis points applied to the estimated fiscal 2009 average investment balances and any related borrowings would result in approximately a $7 million impact to earnings before income taxes over a twelve-month period. A hypothetical change in only short-term interest rates of 25 basis points applied to the estimated fiscal 2009 average short-term investment balances and any related short-term borrowings would result in approximately a $3 million impact to earnings before income taxes over a twelve-month period.

The Company is exposed to credit risk in connection with our available-for-sale securities through the possible inability of the borrowers to meet the terms of the securities. The Company limits credit risk by investing in AAA and AA rated securities, as rated by Moody's, Standard & Poor's, and for Canadian securities, Dominion Bond Rating Service. At June 30, 2008, approximately 90% of our available-for-sale securities held AAA or AA ratings. In addition, we also limit amounts that can be invested in any security other than U.S. and Canadian government or government agency securities.

The Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

In June 2008, the FASB issued FASB Staff Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities." This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Upon adoption, a Company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform with provisions of this FSP. We are currently evaluating the impact, if any, that the adoption of FSP EITF 03-6-1 will have on our consolidated results of operations or financial condition.

In May 2008, the FASB issued Statement of Financial Accounting Standards ("SFAS") No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles. SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." We do not anticipate the adoption of SFAS No. 162 will have a material impact on our results of operations, cash flows or financial condition.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Asset*. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. We are currently evaluating the impact that the adoption of FSP FAS 142-3 will have on our consolidated results of operations, cash flows or financial condition.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. We do not anticipate the adoption of SFAS No. 161 will have a material impact on our results of operations, cash flows or financial condition.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any controlling interest in the business and the goodwill acquired. SFAS No. 141R further requires that acquisition-related costs and costs associated with restructuring or exiting activities of an acquired entity will be expensed as incurred. SFAS No. 141R also establishes disclosure requirements that will require disclosure on the nature and financial effects of the business combination. SFAS No. 141R will impact business combinations for the Company that may be completed on or after July 1, 2009. We cannot anticipate whether the adoption of SFAS No. 141R will have a material impact on our results of operations and financial condition as the impact is solely dependent on whether we enter into any business combinations after July 1, 2009 and the terms of such transactions.

In March 2007, the FASB ratified EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize, as an increase to additional paid-in capital, the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards. EITF 06-11 is effective for fiscal years beginning after September 15, 2007. We do not expect EITF 06-11 to have a material impact on our consolidated results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. This statement provides companies with an option to measure selected financial assets and liabilities at fair value. We have not elected to measure such selected financial assets and liabilities at fair value. As such, we do not expect the adoption of SFAS No. 159 to have a material impact on our consolidated results of operations, cash flows or financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. We do not expect the adoption of SFAS No. 157 to have a material impact on our consolidated results of operations, cash flows or financial condition.

CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements and accompanying notes have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires management to make estimates, judgments and assumptions that affect reported amounts of assets, liabilities, revenues and expenses. We continually evaluate the accounting policies and estimates used to prepare the consolidated financial statements. The estimates are based on historical experience and assumptions believed to be reasonable under current facts and circumstances. Actual amounts and results could differ from these estimates made by management. Certain accounting policies that require significant management estimates and are deemed critical to our results of operations or financial position are discussed below.

Revenue Recognition. Our revenues are primarily attributable to fees for providing services (*e.g.*, Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. We enter into agreements for a fixed fee per transaction (*e.g.*, number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Our service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

We also recognize revenues associated with the sale of software systems and associated software licenses (*e.g* Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation and post-contract customer support, revenues are recognized ratably over the software license term as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist. Changes to the elements in an arrangement and the ability to establish vendor-specific objective evidence for those elements could affect the timing of the revenue recognition.

We assess collectibility of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history. We do not believe that a change in our assumptions utilized in the collectibility determination would result in a material change to revenues as no single customer accounts for a significant portion of our revenues.

Goodwill. We account for goodwill and other intangible assets with indefinite useful lives in accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. We perform this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, we would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. We use discounted cash flows to determine fair values. When available and as appropriate, comparative market multiples are used to corroborate discounted cash flow results. We had $2,426.7 million of goodwill as of June 30, 2008. Given the significance of our goodwill, an adverse change to the fair value could result in an impairment charge, which could be material to our consolidated earnings.

Income Taxes. We account for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. Judgment is required in addressing the future tax consequences of events that have been recognized in our consolidated financial statements or tax returns (*e.g.*, realization of deferred tax assets, changes in tax laws or interpretations thereof). In addition, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. A change in the assessment of the outcomes of such matters could materially impact our consolidated financial statements.

We adopted the provisions of FIN 48 on July 1, 2007. FIN 48 prescribes a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, it clarifies that an entity's tax benefits must be "more likely than not" of being sustained assuming that position will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If the position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes. A change in the assessment of the "more likely than not" standard could materially impact our consolidated financial statements.

Stock-Based Compensation. SFAS No. 123R requires the measurement of stock-based compensation expense based on the fair value of the award on the date of grant. We determine the fair value of stock options issued by using a binominal option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of our stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding. Determining these assumptions is subjective and complex, and therefore, a change in the assumptions utilized could impact the calculation of the fair value of our stock options.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The information called for by this item is provided under the caption "Quantitative and Qualitative Disclosures About Market Risk" under "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 8. Financial Statements and Supplementary Data

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the accompanying consolidated balance sheets of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2008 and 2007, and the related statements of consolidated earnings, stockholders' equity, and cash flows for each of the three years in the period ended June 30, 2008. Our audits also included the financial statement schedule listed in the Index at Item 15(a) 2. These consolidated financial statements and consolidated financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements and consolidated financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Automatic Data Processing, Inc. and subsidiaries as of June 30, 2008 and 2007, and the results of their operations and their cash flows for each of the three years in the period ended June 30, 2008, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Notes 1 and 14 to the consolidated financial statements, in 2008 the Company adopted Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," effective July 1, 2007.

In addition, as discussed in Notes 13 and 17 to the consolidated financial statements, in 2007 the Company adopted the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," effective June 30, 2007 and Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," effective July 1, 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of June 30, 2008 based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated August 29, 2008, expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP
New York, New York
August 29, 2008

Statements of Consolidated Earnings

(In millions, except per share amounts)

Years ended June 30,	2008	2007	2006
REVENUES:			
Revenues, other than interest on funds held for clients and PEO revenues	$ 7,038.9	$6,267.4	$ 5,582.1
Interest on funds held for clients	684.5	653.6	549.8
PEO revenues (A)	1,053.1	879.0	703.7
TOTAL REVENUES	8,776.5	7,800.0	6,835.6
EXPENSES:			
Costs of revenues			
Operating expenses	3,915.7	3,392.3	2,970.5
Systems development and programming costs	525.9	486.1	472.3
Depreciation and amortization	238.5	208.9	160.9
TOTAL COSTS OF REVENUES	4,680.1	4,087.3	3,603.7
Selling, general and administrative expenses	2,370.4	2,206.2	1,933.7
Interest expense	80.5	94.9	72.8
TOTAL EXPENSES	7,131.0	6,388.4	5,610.2
Other income, net	(166.5)	(211.9)	(135.8)
EARNINGS FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	1,812.0	1,623.5	1,361.2
Provision for income taxes	650.3	602.3	519.3
NET EARNINGS FROM CONTINUING OPERATIONS	1,161.7	1,021.2	841.9
Earnings from discontinued operations, net of provision for income taxes of $23.2, $110.6 and $274.5 for the fiscal years ended June 30, 2008, 2007 and 2006, respectively	74.0	117.5	712.1
NET EARNINGS	$ 1,235.7	$ 1,138.7	$ 1,554.0
Basic earnings per share from continuing operations	$ 2.23	$ 1.86	$ 1.46
Basic earnings per share from discontinued operations	0.14	0.21	1.24
BASIC EARNINGS PER SHARE	$ 2.37	$ 2.07	$ 2.70
Diluted earnings per share from continuing operations	$ 2.20	$ 1.83	$ 1.45
Diluted earnings per share from discontinued operations	0.14	0.21	1.23
DILUTED EARNINGS PER SHARE	$ 2.34	$ 2.04	$ 2.68
Basic weighted average shares outstanding	521.5	549.7	574.8
Diluted weighted average shares outstanding	527.2	557.9	580.3

(A) Professional Employer Organization ("PEO") revenues are net of direct pass-through costs, primarily consisting of payroll wages and payroll taxes, of $11,247.4, $9,082.5 and $6,977.0, respectively.

See notes to consolidated financial statements.

Consolidated Balance Sheets

(In millions, except per share amounts)

June 30,	2008	2007
Assets		
Current assets:		
Cash and cash equivalents	$ 917.5	$ 1,746.1
Short-term marketable securities	666.3	70.4
Accounts receivable, net	1,034.6	1,041.9
Other current assets	771.6	448.1
Assets of discontinued operations	--	57.7
Total current assets before funds held for clients	3,390.0	3,364.2
Funds held for clients	15,418.9	18,489.2
Total current assets	18,808.9	21,853.4
Long-term marketable securities (A)	76.5	68.1
Long-term receivables, net	234.0	226.5
Property, plant and equipment, net	742.9	723.8
Other assets	808.3	735.5
Goodwill	2,426.7	2,353.6
Intangible assets, net	637.1	688.0
Total assets	$23,734.4	$26,648.9
Liabilities and Stockholders' Equity		
Current liabilities:		
Accounts payable	$ 126.9	$ 125.9
Accrued expenses and other current liabilities	668.1	703.4
Accrued payroll and payroll related expenses	479.4	402.6
Dividends payable	145.7	122.0
Short-term deferred revenues	356.1	299.1
Obligation under reverse repurchase agreement	11.8	--
Income taxes payable	258.9	118.7
Liabilities of discontinued operations	--	19.1
Total current liabilities before client funds obligations	2,046.9	1,790.8
Client funds obligations	15,294.7	18,673.0
Total current liabilities	17,341.6	20,463.8
Long-term debt	52.1	43.5
Other liabilities	587.9	390.5
Deferred income taxes	170.0	127.7
Long-term deferred revenues	495.6	475.5
Total liabilities	18,647.2	21,501.0
Commitments and contingencies (Note 15)		
Stockholders' equity:		
Preferred stock, $1.00 par value: Authorized, 0.3 shares; issued, none	--	--
Common stock, $0.10 par value: Authorized, 1,000.0 shares; issued, 638.7 shares at June 30, 2008 and 2007; outstanding, 510.3 and 535.8 shares at June 30, 2008 and 2007, respectively	63.9	63.9
Capital in excess of par value	522.0	351.8
Retained earnings	10,029.8	9,378.5
Treasury stock - at cost: 128.4 and 102.9 shares at June 30, 2008 and 2007, respectively	(5,804.7)	(4,612.9)
Accumulated other comprehensive income (loss)	276.2	(33.4)
Total stockholders' equity	5,087.2	5,147.9
Total liabilities and stockholders' equity	$23,734.4	$26,648.9

(A) As of June 30, 2008, long-term marketable securities include $11.7 of securities that have been pledged as collateral under the Company's reverse repurchase agreement (see Note 10).

See notes to consolidated financial statements.

Statements of Consolidated Stockholders' Equity

(In millions, except per share amounts)

	Common Stock Shares	Common Stock Amount	Capital in Excess of Par Value	Deferred Compensation	Retained Earnings	Treasury Stock	Comprehensive Income	Accumulated Other Comprehensive Income (Loss)
Balance at June 30, 2005	638.7	$63.9	$ --	$(13.3)	$ 7,966.0	$ (2,246.8)		$ 14.1
Net earnings	--	--	--	--	1,554.0	--	$ 1,554.0	--
Foreign currency translation adjustments							80.2	80.2
Unrealized net loss on securities, net of tax							(221.0)	(221.0)
Minimum pension liability adjustment, net of tax							0.4	0.4
Comprehensive income							$ 1,413.6	
Elimination of deferred compensation upon adoption of Statement of Financial Accounting Standards No. 123R	--	--	(13.3)	13.3	--	--		--
Stock-based compensation expense	--	--	174.9	--	--	--		--
Stock plans and related tax benefits	--	--	(3.7)	--	--	375.6		--
Treasury stock acquired (29.6 shares)	--	--	--	--	--	(1,326.9)		--
Debt conversion (0.1 shares)	--	--	(0.5)	--	--	3.3		--
Dividends ($0.7100 per share)	--	--	--	--	(408.6)	--		--
Balance at June 30, 2006	638.7	$63.9	$157.4	$ --	$ 9,111.4	$ (3,194.8)		$ (126.3)
Adoption of Statement of Financial Accounting Standards No. 158, net of tax	--	--	--	--	--	--		(63.1)
Net earnings	--	--	--	--	1,138.7	--	$ 1,138.7	--
Foreign currency translation adjustments							76.4	76.4
Unrealized net gain on securities, net of tax							81.9	81.9
Minimum pension liability adjustment, net of tax							(2.3)	(2.3)
Comprehensive income							$ 1,294.7	
Stock-based compensation expense	--	--	148.7	--	--	--		--
Stock plans and related tax benefits	--	--	55.4	--	--	464.4		--
Treasury stock acquired (40.2 shares)	--	--	--	--	--	(1,920.3)		--
Adoption of Staff Accounting Bulletin No. 108, net of tax	--	--	(3.2)	--	44.3	--		--
Brokerage Services Group spin-off	--	--	--	--	(1,125.2)	--		--
Brokerage Services Group dividend	--	--	--	--	690.0	--		--
Debt conversion (1.1 shares)	--	--	(6.5)	--	--	37.8		--
Dividends ($0.8750 per share)	--	--	--	--	(480.7)	--		--
Balance at June 30, 2007	638.7	$63.9	$351.8	$ --	$ 9,378.5	$ (4,612.9)		$ (33.4)
Net earnings	--	--	--	--	1,235.7	--	$ 1,235.7	--
Foreign currency translation adjustments							127.9	127.9
Unrealized net gain on securities, net of tax							209.7	209.7
Pension liability adjustment, net of tax							(28.0)	(28.0)
Comprehensive income							$ 1,545.3	
Stock-based compensation expense	--	--	123.6	--	--	--		--
Stock plans and related tax benefits	--	--	4.5	--	--	271.7		--
Treasury stock acquired (32.9 shares)	--	--	--	--	--	(1,463.5)		--
Adoption of Financial Accounting Standards Board Interpretation No. 48	--	--	--	--	(11.7)	--		--
Tax basis adjustment related to pooling of interest (see Note 14)	--	--	42.1	--	--	--		--
Dividends ($1.1000 per share)	--	--	--	--	(572.7)	--		--
Balance at June 30, 2008	638.7	$63.9	$522.0	$ --	$10,029.8	$ (5,804.7)		$ 276.2

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

(In millions)

Years ended June 30,	2008	2007	2006
Cash Flows From Operating Activities			
Net earnings	$ 1,235.7	$ 1,138.7	$ 1,554.0
Adjustments to reconcile net earnings to cash flows provided by operating activities:			
Gain on sale of cost-based investment	--	(38.6)	--
Gain on sale of building	(16.0)	--	--
Depreciation and amortization	319.1	288.8	246.0
Deferred income taxes	(92.7)	15.1	(5.0)
Excess tax benefit related to exercises of stock options	(0.7)	(0.2)	(7.9)
Stock-based compensation expense	123.6	130.5	142.7
Net pension expense	40.0	40.3	31.4
Net realized loss (gain) from the sales of marketable securities	1.3	(8.3)	4.6
Net amortization of premiums and accretion of discounts on available-for-sale securities	42.7	40.5	75.4
Gain on sale of discontinued businesses, net of tax	(74.0)	(20.9)	(452.8)
Impairment of assets of discontinued operations businesses	--	--	18.6
Other	100.6	40.8	30.6
Changes in operating assets and liabilities, net of effects from acquisitions and divestitures of businesses:			
Decrease (increase) in accounts receivable	34.2	(255.6)	(8.4)
(Increase) decrease in other assets	(40.5)	(88.0)	28.2
Increase (decrease) in accounts payable	9.7	(1.5)	3.2
Increase (decrease) in accrued expenses and other liabilities	89.2	(43.3)	(93.9)
Operating activities of discontinued operations	--	59.7	245.8
Net cash flows provided by operating activities	1,772.2	1,298.0	1,812.5
Cash Flows From Investing Activities			
Purchases of corporate and client funds marketable securities	(6,407.2)	(4,449.1)	(5,846.5)
Proceeds from the sales and maturities of corporate and client funds marketable securities	5,140.6	4,840.0	4,955.0
Net decrease (increase) in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations	4,119.6	(598.0)	1,364.1
Capital expenditures	(181.0)	(172.8)	(258.8)
Additions to intangibles	(96.6)	(150.0)	(115.2)
Acquisitions of businesses, net of cash acquired	(97.3)	(446.9)	(339.1)
Proceeds from the sale of cost-based investment	--	38.6	--
Dividend received from Broadridge Financial Solutions, Inc., net of $29.9 million in cash retained by Broadridge Financial Solutions, Inc.	--	660.1	--
Other	23.4	14.5	12.3
Proceeds from the sale of businesses included in discontinued operations, net of cash divested	112.4	17.2	902.4
Investing activities of discontinued operations	--	(30.5)	(47.7)
Net cash flows provided by (used in) investing activities	2,613.9	(276.9)	626.5
Cash Flows From Financing Activities			
Net (decrease) increase in client funds obligations	(3,480.3)	707.7	(174.3)
Proceeds from issuance of debt	21.2	0.6	0.5
Payments of debt	(10.1)	(1.8)	(0.7)
Repurchases of common stock	(1,504.8)	(1,900.4)	(1,299.9)
Proceeds from stock purchase plan and exercises of stock options	239.7	344.2	218.0
Excess tax benefit related to exercises of stock options	0.7	0.2	7.9
Dividends paid	(548.9)	(461.3)	(393.9)
Net proceeds from reverse repurchase agreements	11.8	--	--
Financing activities of discontinued operations	--	134.1	119.3
Net cash flows used in financing activities	(5,270.7)	(1,176.7)	(1,523.1)
Effect of exchange rate changes on cash and cash equivalents	41.3	15.7	9.4
Net change in cash and cash equivalents	(843.3)	(139.9)	925.3
Cash and cash equivalents of continuing operations, beginning of year	1,746.1	1,800.1	777.3
Cash and cash equivalents of discontinued operations, beginning of year	14.7	100.6	198.1
Cash and cash equivalents, end of year	917.5	1,760.8	1,900.7
Less cash and cash equivalents of discontinued operations, end of year	--	14.7	100.6
Cash and cash equivalents of continuing operations, end of year	$ 917.5	$ 1,746.1	$ 1,800.1

See notes to consolidated financial statements.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. Consolidation and Basis of Preparation. The consolidated financial statements include the financial results of Automatic Data Processing, Inc. and its majority-owned subsidiaries (the "Company" or "ADP"). Intercompany balances and transactions have been eliminated in consolidation.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from these estimates.

Certain reclassifications of prior years' financial statements have been made to conform to the current year presentation. Refer to Note 2 "Reclassifications within Consolidated Balance Sheets and Statements of Consolidated Cash Flows" for additional disclosures related to such reclassifications.

B. Description of Business. The Company is a provider of technology-based outsourcing solutions to employers, and vehicle retailers and manufacturers. The Company classifies its operations into the following reportable segments: Employer Services, Professional Employer Organization ("PEO") Services; and Dealer Services. "Other" consists primarily of miscellaneous processing services, and corporate allocations and expenses, including stock-based compensation expense.

C. Revenue Recognition. Revenues are primarily attributable to fees for providing services (*e.g.*, Employer Services' payroll processing fees) as well as investment income on payroll funds, payroll tax filing funds and other Employer Services' client-related funds. The Company enters into agreements for a fixed fee per transaction (*e.g.*, number of payees or number of payrolls processed). Fees associated with services are recognized in the period services are rendered and earned under service arrangements with clients where service fees are fixed or determinable and collectibility is reasonably assured. Service fees are determined based on written price quotations or service agreements having stipulated terms and conditions that do not require management to make any significant judgments or assumptions regarding any potential uncertainties. Interest income on collected but not yet remitted funds held for clients is recognized in revenues as earned, as the collection, holding and remittance of these funds are critical components of providing these services.

Interest income on collected but not yet remitted funds held for clients is earned on funds that are collected from clients and invested until remittance to the applicable tax agencies or clients' employees. The interest earned on these funds is included in revenues because the collection, holding and remittance of these funds are critical components of providing these services.

The Company also recognizes revenues associated with the sale of software systems and associated software licenses (e.g., Dealer Services' dealer management systems). For a majority of our software sales arrangements, which provide hardware, software licenses, installation and post-contract customer support, revenues are recognized ratably over the software license term as vendor-specific objective evidence of the fair values of the individual elements in the sales arrangement does not exist.

The Company assesses collectibility of our revenues based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer's payment history.

PEO revenues are reported on the Statements of Consolidated Earnings and are reported net of direct pass-through costs, which are costs billed and incurred for PEO worksite employees, primarily consisting of payroll wages and payroll taxes. Benefits and workers' compensation fees for PEO worksite employees are included in PEO revenues and the associated costs are included in operating expenses.

D. Cash and Cash Equivalents. Investment securities with a maturity of ninety days or less at the time of purchase are considered cash equivalents.

E. Corporate Investments and Funds Held for Clients. All of the Company's marketable securities are considered to be "available-for-sale" and, accordingly, are carried on the Consolidated Balance Sheets at fair value. Unrealized gains and losses, net of the related tax effect, are excluded from earnings and are reported as a separate component of accumulated other comprehensive income (loss), on the Consolidated Balance Sheets, until realized. Realized gains and losses from the sale of available-for-sale securities are determined on a specific-identification basis and are included in other income, net on the Statements of Consolidated Earnings.

If the market value of any available-for-sale security declines below cost and it is deemed to be other-than-temporary, an impairment charge is recorded to earnings for the difference between the carrying amount of the respective security and the fair value.

Premiums and discounts are amortized or accreted over the life of the related available-for-sale security as an adjustment to yield using the effective-interest method. Dividend and interest income are recognized when earned.

F. Long-term Receivables. Long-term receivables relate to notes receivable from the sale of computer systems, primarily to automotive, heavy truck and powersports and truck dealers. Unearned income from finance receivables represents the excess of gross receivables over the sales price of the computer systems financed. Unearned income is amortized using the effective-interest method to maintain a constant rate of return on the net investment over the term of each contract.

The allowance for doubtful accounts on long-term receivables is the Company's best estimate of the amount of probable credit losses related to the Company's existing note receivables.

G. Property, Plant and Equipment. Property, plant and equipment is stated at cost and depreciated over the estimated useful lives of the assets using the straight-line method. Leasehold improvements are amortized over the shorter of the term of the lease or the estimated useful lives of the improvements. The estimated useful lives of assets are primarily as follows:

Data processing equipment	2 to 5 years
Buildings	20 to 40 years
Furniture and fixtures	3 to 7 years

H. Goodwill and Other Intangible Assets. The Company accounts for goodwill and other intangible assets with indefinite useful lives in accordance with Statement of Financial Accounting Standards ("SFAS") No. 142, "Goodwill and Other Intangible Assets," which states that goodwill and intangible assets with indefinite useful lives should not be amortized, but instead tested for impairment at least annually at the reporting unit level. The Company performs this impairment test by first comparing the fair value of our reporting units to their carrying amount. If an indicator of impairment exists based upon comparing the fair value of our reporting units to their carrying amount, the Company would then compare the implied fair value of our goodwill to the carrying amount in order to determine the amount of the impairment, if any. The Company uses discounted cash flows to determine fair values. When available and as appropriate, comparative market multiples are used to corroborate discounted cash flow results.

I. Impairment of Long-Lived Assets. In accordance with SFAS No. 144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to estimated undiscounted future cash flows expected to be generated by the asset. If the carrying amount of an asset exceeds its estimated future cash flows, an impairment charge is recognized for the amount by which the carrying amount of the asset exceeds the fair value of the asset.

J. Foreign Currency Translation. The net assets of the Company's foreign subsidiaries are translated into U.S. dollars based on exchange rates in effect for each period, and revenues and expenses are translated at average exchange rates in the periods. Currency transaction gains or losses, which are included in the results of operations, are immaterial for all periods presented. Gains or losses from balance sheet translation are included in accumulated other comprehensive income (loss) on the Consolidated Balance Sheets.

K. Derivative Financial Instruments. Derivative financial instruments are measured at fair value and are recognized as assets or liabilities on the Consolidated Balance Sheets with changes in the fair value of the derivatives recognized in either net earnings from continuing operations or accumulated other comprehensive income (loss), depending on the timing and designated purpose of the derivative, in accordance with SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"), SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" and SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities."

There were no derivative financial instruments outstanding at June 30, 2008 or June 30, 2007. The Company does not hold any derivative instruments for trading purposes.

L. Earnings per Share ("EPS"). The calculations of basic and diluted EPS are as follows:

Years ended June 30,	Basic	Effect of Zero Coupon Subordinated Notes	Effect of Employee Stock Option Shares	Effect of Employee Stock Purchase Plan Shares	Effect of Employee Restricted Stock Shares	Diluted
2008						
Net earnings from continuing operations	$ 1,161.7	$ --	$ --	$ --	$ --	$ 1,161.7
Weighted average shares (in millions)	521.5		4.3	0.3	1.1	527.2
EPS from continuing operations	$ 2.23					$ 2.20
2007						
Net earnings from continuing operations	$ 1,021.2	$1.1	$ --	$ --	$ --	$ 1,022.3
Weighted average shares (in millions)	549.7	0.8	4.8	1.0	1.6	557.9
EPS from continuing operations	$ 1.86					$ 1.83
2006						
Net earnings from continuing operations	$ 841.9	$1.0	$ --	$ --	$ --	$ 842.9
Weighted average shares (in millions)	574.8	1.1	3.6	0.6	0.2	580.3
EPS from continuing operations	$ 1.46					$ 1.45

Options to purchase 12.6 million, 16.9 million, and 26.6 million shares of common stock for fiscal 2008, 2007 and 2006, respectively, were excluded from the calculation of diluted earnings per share because their exercise prices exceeded the average market price of outstanding common shares for the respective fiscal year.

M. Stock-Based Compensation. The Company accounts for stock-based compensation under SFAS No. 123R, "Share-Based Payment," which requires stock-based compensation expense to be recognized in net earnings based on the fair value of the award on the date of the grant. The Company determines the fair value of stock options issued by using a binominal option-pricing model. The binomial option-pricing model considers a range of assumptions related to volatility, dividend yield, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial option-pricing model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial option-pricing model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

N. Internal Use Software. Expenditures for major software purchases and software developed or obtained for internal use are capitalized and amortized over a three- to five-year period on a straight-line basis. For software developed or obtained for internal use, the Company capitalizes costs in accordance with the provisions of Statement of Position No. 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." The Company's policy provides for the capitalization of external direct costs of materials and services associated with developing or obtaining internal use computer software. In addition, the Company also capitalizes certain payroll and payroll-related costs for employees who are directly associated with internal use computer software projects. The amount of capitalizable payroll costs with respect to these employees is limited to the time directly spent on such projects. Costs associated with preliminary project stage activities, training, maintenance and all other post-implementation stage activities are expensed as incurred. The Company also expenses internal costs related to minor upgrades and enhancements, as it is impractical to separate these costs from normal maintenance activities.

O. Computer Software to be Sold, Leased or Otherwise Marketed. The Company capitalizes certain costs of computer software to be sold, leased or otherwise marketed in accordance with the provisions of SFAS No. 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." The Company's policy provides for the capitalization of all software production costs upon reaching technological feasibility for a specific product. Technological feasibility is attained when software products have a completed working model whose consistency with the overall product design has been confirmed by testing. Costs incurred prior to the establishment of technological feasibility are expensed as incurred. The establishment of technological feasibility requires judgment by management and in many instances is only attained a short time prior to the general release of the software. Upon the general release of the software product to customers, capitalization ceases and such costs are amortized over a three-year period on a straight-line basis. Maintenance-related costs are expensed as incurred.

P. Income Taxes. The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which establishes financial accounting and reporting standards for the effect of income taxes. The objectives of accounting for income taxes are to recognize the amount of taxes payable or refundable for the current year and deferred tax liabilities and assets for the future tax consequences of events that have been recognized in an entity's financial statements or tax returns. The Company is subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities.

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48 ("FIN 48") on July 1, 2007. FIN 48 prescribes a financial statement recognition threshold and measurement attribute for tax positions taken or expected to be taken in a tax return. Specifically, it clarifies that an entity's tax benefits must be "more likely than not" of being sustained assuming that position will be examined by taxing authorities with full knowledge of all relevant information prior to recording the related tax benefit in the financial statements. If the position drops below the "more likely than not" standard, the benefit can no longer be recognized. Assumptions, judgment and the use of estimates are required in determining if the "more likely than not" standard has been met when developing the provision for income taxes.

Q. Recently Issued Accounting Pronouncements. In June 2008, the FASB issued FASB Staff Position ("FSP") EITF 03-6-1, "Determining Whether Instruments Granted in Share-Based Payment Transactions are Participating Securities." This FSP provides that unvested share-based payment awards that contain nonforfeitable rights to dividends or dividend equivalents (whether paid or unpaid) are participating securities and shall be included in the computation of earnings per share pursuant to the two-class method. The FSP is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Upon adoption, a Company is required to retrospectively adjust its earnings per share data (including any amounts related to interim periods, summaries of earnings and selected financial data) to conform to provisions of this FSP. The Company is currently evaluating the impact, if any, that the adoption of FSP EITF 03-6-1 will have on its consolidated results of operations or financial condition.

In May 2008, the FASB issued SFAS No. 162, "The Hierarchy of Generally Accepted Accounting Principles" ("SFAS No. 162"). SFAS No. 162 is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements that are presented in conformity with generally accepted accounting principles. SFAS No. 162 will become effective 60 days following the SEC's approval of the Public Company Accounting Oversight Board amendments to AU Section 411, "The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles." The Company does not anticipate the adoption of SFAS No. 162 will have a material impact on its results of operations, cash flows or financial condition.

In April 2008, the FASB issued FSP FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP FAS 142-3"). FSP FAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, *Goodwill and Other Intangible Asset*. FSP FAS 142-3 also requires expanded disclosure related to the determination of intangible asset useful lives. FSP FAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. The Company is currently evaluating the impact that the adoption of FSP FAS 142-3 will have on its consolidated results of operation, cash flows or financial condition.

In March 2008, the FASB issued Statement No. 161, "Disclosures about Derivative Instruments and Hedging Activities" ("SFAS No. 161"). SFAS No. 161 amends and expands the disclosure requirements of Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." It requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about credit-risk-related contingent features in derivative agreements. SFAS No. 161 is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008. The Company does not anticipate the adoption of SFAS No. 161 will have a material impact on its results of operations, cash flows or financial condition.

In December 2007, the FASB issued Statement No. 141 (revised 2007), "Business Combinations" ("SFAS No. 141R"). SFAS No. 141R establishes principles and requirements for how the acquirer in a business combination recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, any controlling interest in the business and the goodwill acquired. SFAS No. 141R further requires that acquisition-related costs and costs associated with restructuring or exiting activities of an acquired entity will be expensed as incurred. SFAS No. 141R also establishes disclosure requirements that will require disclosure on the nature and financial effects of the business combination. SFAS No. 141R will impact business combinations for the Company that may be completed on or after July 1, 2009. The Company cannot anticipate whether the adoption of SFAS No. 141R will have a material impact on its results of operations and financial condition as the impact is solely dependent on whether the Company enters into any business combinations after July 1, 2009 and the terms of such transactions.

In March 2007, the FASB ratified EITF Issue No. 06-11, "Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards." EITF 06-11 requires companies to recognize, as an increase to additional paid-in capital, the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for non-vested equity-classified employee share-based payment awards. EITF 06-11 is effective for fiscal years beginning after September 15 2007. The Company does not expect EITF 06-11 to have a material impact on its consolidated results of operations or cash flows.

In February 2007, the FASB issued SFAS No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("SFAS No. 159"). SFAS No. 159 is effective for fiscal years beginning after November 15, 2007. This statement provides companies with an option to measure selected financial assets and liabilities at fair value. The Company has not elected to measure such selected financial assets and liabilities at fair value. As such, the Company does not expect the adoption of SFAS No. 159 to have a material impact on its consolidated results of operations, cash flows or financial condition.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS No. 157"). This statement clarifies the definition of fair value, establishes a framework for measuring fair value, and expands the disclosures on fair value measurements. SFAS No. 157 is effective for fiscal years beginning after November 15, 2007. The Company does not expect the adoption of SFAS No. 157 to have a material impact on its consolidated results of operations, cash flows or financial condition.

NOTE 2. RECLASSIFICATIONS WITHIN CONSOLIDATED BALANCE SHEETS AND STATEMENTS OF CONSOLIDATED CASH FLOWS

The Company has reclassified funds held for clients and client funds obligations that had been previously presented outside of current assets and current liabilities, respectively, within the Consolidated Balance Sheets, to current assets and current liabilities, respectively for all periods presented. Previously presented amounts reclassified were as follows:

Year ended June 30,	2007
Funds held for clients	$18,489.2
Client funds obligations	$18,673.0

This reclassification had no impact on total assets or liabilities for any period presented.

Additionally, the Company has reclassified the net increase (decrease) in client funds obligations in the Statements of Consolidated Cash Flows from investing activities to financing activities for all periods presented. The impacts of the reclassifications were as follows:

Years ended June 30,	2007	2006
Net cash flows provided by (used in) investing activities - as previously reported	$ 430.8	$ 452.2
Impact of reclassification	$ (707.7)	$ 174.3
Net cash flows (used in) provided by investing activities - as reclassified	$ (276.9)	$ 626.5
Net cash flows used in financing activities - as previously reported	$(1,884.4)	$(1,348.8)
Impact of reclassification	$ 707.7	$ (174.3)
Net cash flows (used in) provided by financing activities - as reclassified	$(1,176.7)	$(1,523.1)

This reclassification had no impact on the net change in cash and cash equivalents or cash flows from operating activities for any period presented.

Refer to Note 6 "Corporate Investments and Funds Held for Clients" for additional disclosures related to funds held for clients and client funds obligations.

NOTE 3. OTHER INCOME, NET

Other income, net consists of the following:

Years ended June 30,	2008	2007	2006
Interest income on corporate funds	$(149.5)	$(165.0)	$(140.4)
Gain on sale of building	(16.0)	--	--
Gain on sale of investment	--	(38.6)	--
Realized gains on available-for-sale securities	(10.1)	(20.8)	(13.3)
Realized losses on available-for-sale securities	11.4	12.5	17.9
Other, net	(2.3)	--	--
Other income, net	$(166.5)	$(211.9)	$(135.8)

In fiscal 2008, the Company sold a building for $20.7 million, which resulted in a net gain of $16.0 million. The Company will receive cash related to the sale of this building in the first quarter of the fiscal year ended June 30, 2009.

In fiscal 2007, the Company sold a minority investment that was previously accounted for using the cost basis. The Company's sale of this investment resulted in a gain of $38.6 million.

The Company has an outsourcing agreement with Broadridge pursuant to which the Company will continue to provide data center outsourcing services, principally information technology services and service delivery network services, to Broadridge in the same capacity post-spin as it had been pre-spin. As a result of the outsourcing agreement, the Company recognized income of $107.8 million in fiscal 2008, which is offset by expenses associated with providing such services of $105.5 million, both of which were recorded in other income, net on the Statements of Consolidated Earnings. The Company had a receivable on the Consolidated Balance Sheets from Broadridge for the services under this agreement of $9.7 million and $9.6 million on June 30, 2008 and 2007, respectively.

NOTE 4. ACQUISITIONS

Assets acquired and liabilities assumed in business combinations were recorded on the Company's Consolidated Balance Sheets as of the respective acquisition dates based upon their estimated fair values at such dates. The results of operations of businesses acquired by the Company have been included in the Statements of Consolidated Earnings since their respective dates of acquisition. The excess of the purchase price over the estimated fair values of the underlying assets acquired and liabilities assumed was allocated to goodwill. In certain circumstances, the allocations of the excess purchase price are based upon preliminary estimates and assumptions. Accordingly, the allocations are subject to revision when the Company receives final information, including appraisals and other analyses, which typically occurs within one year from the date of acquisition.

The Company acquired four businesses in fiscal 2008 for approximately $45.9 million, net of cash acquired. These acquisitions resulted in approximately $37.7 million of goodwill. Intangible assets acquired, which totaled approximately $11.6 million, consist primarily of software, and customer contracts and lists that are being amortized over a weighted average life of 9 years. In addition, the Company made $5[illegible].4 million of contingent payments in fiscal 2008 relating to previously consummated acquisitions. As of June 30, 2008, the Company had contingent consideration remaining for all transactions of approximately $25.6 million.

The Company acquired eleven businesses in fiscal 2007 for approximately $434.4 million, net of cash acquired. These acquisitions resulted in approximately $327.2 million of goodwill. Intangible assets acquired, which totaled approximately $157.9 million, consist primarily of software, and customer contracts and lists that are being amortized over a weighted average life of 9 years. In addition, the Company made $12.5 million of contingent payments in fiscal 2007 relating to previously consummated acquisitions.

The Company acquired five businesses in fiscal 2006 for approximately $353.8 million, net of cash acquired. These acquisitions resulted in approximately $362.5 million of goodwill. Intangible assets acquired, which totaled approximately $74.7 million, consist primarily of software, and customer contracts and lists that are being amortized over a weighted average life of 10 years. In addition, the Company made $0.7 million of contingent payments in fiscal 2006 relating to previously consummated acquisitions.

The acquisitions discussed above for fiscal 2008, 2007 and 2006 were not material, either individually or in the aggregate, to the Company's operations, financial position or cash flows.

NOTE 5. DIVESTITURES

On June 30, 2007, the Company entered into a definitive agreement to sell its Travel Clearing business for approximately $1[illegible]6.0 million in cash. The Company completed the sale of its Travel Clearing business on July 6, 2007. The Travel Clearing business was previously reported in the "Other" segment. In connection with the disposal of this business, the Company has classified the results of this business as discontinued operations for all periods presented. Additionally, in January 2008, the Company finalized a purchase price adjustment and received an additional payment of $7.2 million, for which the Company recorded a gain of $7.2 million, or $4.9 million after taxes, within earnings from discontinued operations on the Statements of Consolidated Earnings. During fiscal 2008, the Company reported a gain of $95.8 million, or $62.2 million after taxes, within earnings from discontinued operations on the Statements of Consolidated Earnings.

On March 30, 2007, the Company completed the tax-free spin-off of its former Brokerage Services Group business, comprised of Brokerage Services and Securities Clearing and Outsourcing Services, into an independent publicly traded company called Broadridge. As a result of the spin-off, ADP stockholders of record on March 23, 2007 (the "record date") received one share of Broadridge common stock for every four shares of ADP common stock held by them on the record date and cash for any fractional shares of Broadridge common stock. ADP distributed approximately 138.8 million shares of Broadridge common stock in the distribution. The spin-off was made without the payment of any consideration or the exchange of any shares by ADP stockholders. The Company has classified the results of operations of the spun-off business as discontinued operations for all periods presented.

During fiscal 2008, the Company recorded a net gain of $10.2 million, net of taxes, within earnings from discontinued operations related to a change in estimated taxes on the divestitures of businesses of $11.3 million, partially offset by professional fees incurred in connection with the divestitures of businesses of $1.1 million.

On January 23, 2007, the Company completed the sale of Sandy Corporation, a business within the Dealer Services segment, which specializes in sales and marketing training, for approximately $4.0 million in cash and the assumption of certain liabilities by the buyer, plus an additional earn-out payment if certain revenue targets are achieved. The Company has classified the results of operations of this business as discontinued operations for all periods presented. Additionally, during the fiscal year 2007, the Company reported a gain of $11.2 million, or $6.9 million after tax, within earnings from discontinued operations on the Statements of Consolidated Earnings. In March 2008, the Company received an additional payment of $2.5 million, which represented a purchase price adjustment for the sale of Sandy Corporation. The Company recorded an additional gain of $2.5 million, or $1.6 million net of tax, within earnings from discontinued operations during fiscal 2008.

On April 13, 2006, the Company completed the sale of its Claims Services business to Solera, Inc. for $975.0 million in cash and reported a gain of $560.9 million, or $452.8 million after tax, in fiscal 2006. In fiscal 2007, the Company received an additional payment of $13.2 million, or $12.6 million after tax, from Solera, Inc., which represented the final purchase price adjustment for the sale of the Claims Services business. The Company reported the gain and the final purchase price adjustment within earnings from discontinued operations on the Statements of Consolidated Earnings. The Claims Services business was a separate operating segment of the Company and was reported in the "Other" segment. In connection with the disposal of this business, the Company has classified the results of operations of this business as discontinued operations for all periods presented.

On January 20, 2006, the Company completed the sale of the Brokerage Services Group's financial print business for $7.5 million in cash. The Company classified the results of operations of this business as discontinued operations in fiscal 2006. In connection with the plan to dispose of the financial print business, the Company recorded an impairment charge of $18.6 million in order to reflect the assets of this business at fair value in fiscal 2006 in accordance with SFAS No. 144. This impairment charge is included in the earnings from discontinued operations on the Statements of Consolidated Earnings.

Operating results for all discontinued operations were as follows:

Years ended June 30,	2008	2007	2006
Revenues	$ --	$1,518.7	$2,427.6
Earnings from discontinued operations before income taxes	--	201.4	425.7
Provision for income taxes	--	104.8	166.4
Net earnings from discontinued operations before gain on disposal of discontinued operations	--	96.6	259.3
Gain on disposal of discontinued operations, net of provision for income taxes of $23.2, $5.8 and $108.1 for fiscal 2008, 2007 and 2006, respectively	74.0	20.9	452.8
Net earnings from discontinued operations	$ 74.0	$ 117.5	$ 712.1

The following are the major classes of assets and liabilities related to the discontinued operations as of June 30, 2007:

Assets:	
Cash	$ 14.7
Accounts receivable, net	12.7
Property, plant and equipment, net	5.3
Goodwill	10.1
Intangible assets, net	9.6
Other assets	5.3
Total	$ 57.7
Liabilities:	
Accrued expenses	$ 15.9
Income taxes payable	1.4
Other liabilities	1.8
Total	$ 19.1

NOTE 6. CORPORATE INVESTMENTS AND FUNDS HELD FOR CLIENTS

Corporate investments and funds held for clients at June 30, 2008 and 2007 are as follows:

	June 30, 2008			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 2,012.8	$ --	$ --	$ 2,012.8
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	6,138.5	109.6	(14.2)	6,233.9
Corporate bonds	4,343.5	42.0	(28.8)	4,356.7
Asset-backed securities	1,821.8	18.4	(3.7)	1,836.5
Canadian government obligations and Canadian government agency obligations	1,009.1	15.1	(0.5)	1,023.7
Other securities	1,611.4	21.9	(17.7)	1,615.6
Total available-for-sale securities	14,924.3	207.0	(64.9)	15,066.4
Total corporate investments and funds held for clients	$16,937.1	$207.0	$(64.9)	$ 17,079.2

	June 30, 2007			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Type of issue:				
Money market securities and other cash equivalents	$ 7,004.4	$ --	$ --	$ 7,004.4
Available-for-sale securities:				
U.S. Treasury and direct obligations of U.S. government agencies	6,010.9	1.7	(90.0)	5,922.6
Corporate bonds	3,388.6	2.0	(38.2)	3,352.4
Asset-backed securities	1,906.5	0.6	(21.1)	1,886.0
Canadian government obligations and Canadian government agency obligations	1,042.5	0.2	(22.3)	1,020.4
Other securities	1,205.8	0.7	(18.5)	1,188.0
Total available-for-sale securities	13,554.3	5.2	(190.1)	13,369.4
Total corporate investments and funds held for clients	$20,558.7	$ 5.2	$(190.1)	$20,373.8

Classification of investments on the Consolidated Balance Sheets is as follows:

June 30,	2008	2007
Corporate investments:		
Cash and cash equivalents	$ 917.5	$ 1,746.1
Short-term marketable securities	666.3	70.4
Long-term marketable securities	76.5	68.1
Total corporate investments	$ 1,660.3	$ 1,884.6

2008 Annual Report

Funds held for clients represent assets that, based upon Company's intent, are restricted for use solely for the purposes of satisfying the obligations to remit funds relating to our payroll and payroll tax filing services, which are classified as client funds obligations on our Consolidated Balance Sheets. Funds held for clients have been invested in the following categories:

June 30,	2008	2007
Funds held for clients:		
Restricted cash and cash equivalents held to satisfy client funds obligations	$ 955.7	$ 5,189.2
Restricted short-term marketable securities held to satisfy client funds obligations	1,666.7	2,403.2
Restricted long-term marketable securities held to satisfy client funds obligations	12,656.9	10,827.7
Other restricted assets held to satisfy client funds obligations	139.6	69.1
Total funds held for clients	$15,418.9	$18,489.2

The amount of collected but not yet remitted funds for the Company's payroll and payroll tax filing and other services varies significantly during the fiscal year, and averaged approximately $15,654.3 million, $14,682.9 million and $13,566.2 million in fiscal 2008, 2007 and 2006, respectively.

Client funds obligations represent the Company's contractual obligations to remit funds to satisfy clients' payroll and tax payment obligations and are recorded on the Consolidated Balance Sheets at the time that the Company impounds funds from clients. The client funds obligations represent liabilities that will be repaid within one year of the balance sheet date. The Company has reported client funds obligations as a current liability on the Consolidated Balance Sheet totaling $15,294.7 million and $18,673.0 million as of June 30, 2008 and 2007, respectively. The Company has classified funds held for clients as a current asset since these funds are held solely for the purposes of satisfying the client funds obligations.

The Company has reported the cash flows related to the purchases of corporate and client funds marketable securities and related to the proceeds from the sales and maturities of corporate and client funds marketable securities on a gross basis in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash inflows and outflows related to client funds investments with original maturities of 90 days or less on a net basis within "net decrease (increase) in restricted cash and cash equivalents and other restricted assets held to satisfy client funds obligations" in the investing section of the Statements of Consolidated Cash Flows. The Company has reported the cash flows related to the cash received from and paid on behalf of clients on a net basis within "net (decrease) increase in client funds obligations" in the financing section of the Statements of Consolidated Cash Flows.

At June 30, 2008, approximately 90% of our available-for-sale securities held AAA or AA ratings, as rated by Moody's, Standard & Poor's and, for Canadian securities, Dominion Bond Rating Service.

The Company evaluates unrealized losses on available-for-sale securities for other-than-temporary impairment based upon whether the unrealized losses were interest rate related or credit related, and based upon the length of time and the extent to which the fair value for each individual security has been below cost. As of June 30, 2008, the Company determined that none of the unrealized losses were other-than-temporary.

Available-for-sale securities that have been in an unrealized loss position for a period of less than and greater than 12 months as of June 30, 2008 are as follows:

	Unrealized losses less than 12 months	Fair market value less than 12 months	Unrealized losses greater than 12 months	Fair market value greater than 12 months	Total gross unrealized losses	Total fair market value
U.S. Treasury and direct obligations of U.S. government agencies	$(14.2)	$ 762.3	$ --	$ --	$(14.2)	$ 762.3
Asset backed securities	(3.7)	277.0	--	2.4	(3.7)	279.4
Corporate bonds	(28.4)	1,771.9	(0.4)	3.7	(28.8)	1,775.6
Canadian government obligations and Canadian government agency obligations	(0.5)	51.4	--	--	(0.5)	51.4
Other securities	(13.5)	837.8	(4.2)	73.7	(17.7)	911.5
	$(60.3)	$3,700.4	$(4.6)	$79.8	$(64.9)	$3,780.2

Expected maturities of available-for-sale securities at June 30, 2008 are as follows:

Maturity Dates:	
Due in one year or less	$ 2,333.0
Due after one year up to two years	2,788.1
Due after two years up to three years	2,932.9
Due after three years up to four years	3,086.7
Due after four years	3,925.7
Total available-for-sale securities	$ 15,066.4

NOTE 7. RECEIVABLES

Accounts receivable is net of an allowance for doubtful accounts of $38.4 million and $30.8 million at June 30, 2008 and 2007, respectively.

The Company's receivables include notes receivable for the financing of the sale of computer systems, most of which are due from automotive, heavy truck and powersports dealers. These notes receivable are reflected on the Consolidated Balance Sheets as follows:

June 30,	2008		2007	
	Current	Long-term	Current	Long-term
Receivables	$177.7	$259.7	$173.6	$249.7
Less:				
Allowance for doubtful accounts	(4.5)	(7.9)	(4.8)	(8.3)
Unearned income	(18.1)	(17.8)	(16.9)	(14.9)
	$155.1	$234.0	$151.9	$226.5

Long-term receivables at June 30, 2008 mature as follows:

2010	$129.9
2011	79.3
2012	37.2
2013	12.3
2014	1.0
	$259.7

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment at cost and accumulated depreciation at June 30, 2008 and 2007 are as follows:

June 30,	2008	2007
Property, plant and equipment:		
Land and buildings	$ 714.3	$ 684.5
Data processing equipment	747.3	684.0
Furniture, leaseholds and other	407.8	375.8
	1,869.4	1,744.3
Less: accumulated depreciation	(1,126.5)	(1,020.5)
Property, plant and equipment, net	$ 742.9	$ 723.8

NOTE 9. GOODWILL AND INTANGIBLE ASSETS, NET

Changes in goodwill for the fiscal year ended June 30, 2008 and 2007 are as follows:

	Employer Services	PEO Services	Dealer Services	Total
Balance as of June 30, 2006	$ 1,241.4	$4.8	$730.0	$1,976.2
Additions and other adjustments, net	313.0	--	21.7	334.7
Currency translation adjustments	22.2	--	20.5	42.7
Balance as of June 30, 2007	$ 1,576.6	$4.8	$772.2	$2,353.6
Additions and other adjustments, net	(19.1)	--	25.5	6.4
Currency translation adjustments	58.2	--	8.5	66.7
Balance as of June 30, 2008	$ 1,615.7	$4.8	$806.2	$2,426.7

In fiscal 2008, 2007 and 2006, the Company performed the required impairment tests of goodwill and determined that there was no impairment.

Components of intangible assets are as follows:

June 30,	2008	2007
Intangibles:		
Software and software licenses	$ 1,004.5	$ 947.0
Customer contracts and lists	627.0	712.0
Other intangibles	197.2	245.6
	1,828.7	1,904.6
Less accumulated amortization:		
Software and software licenses	(805.4)	(694.5)
Customer contracts and lists	(293.5)	(349.6)
Other intangibles	(92.7)	(172.5)
	(1,191.6)	(1,216.6)
Intangible assets, net	$ 637.1	$ 688.0

Other intangibles consist primarily of purchased rights, covenants, patents and trademarks (acquired directly or through acquisitions). All of the intangible assets have finite lives and, as such, are subject to amortization. The weighted average remaining useful life of the intangible assets is 8 years (3 years for software and software licenses, 11 years for customer contracts and lists, and 10 years for other intangibles). Amortization of intangible assets totaled $132.6 million, $145.5 million and $116.4 million for fiscal 2008, 2007 and 2006, respectively.

Estimated amortization expenses of the Company's existing intangible assets for the next five fiscal years are as follows:

2009	$134.0
2010	$118.3
2011	$ 86.3
2012	$ 68.5
2013	$ 41.9

NOTE 10. SHORT-TERM FINANCING

In June 2008, the Company entered into a $2.25 billion, 364-day credit agreement with a group of lenders. The 364-day facility replaced the Company's prior $1.75 billion 364-day facility. The Company also has a $1.5 billion credit facility and a $2.25 billion credit facility that mature in June 2010 and June 2011, respectively. The five-year facilities contain accordion features under which the aggregate commitments can each be increased by $500 million, subject to the availability of additional commitments. The interest rate applicable to the borrowings is tied to LIBOR or prime rate depending on the notification provided by the Company to the syndicated financial institutions prior to borrowing. The Company is also required to pay facility fees on the credit agreements. The primary uses of the credit facilities are to provide liquidity to the commercial paper program and to provide funding for general corporate purposes, if necessary. The Company had no borrowings through June 30, 2008 under the credit agreements.

The Company maintained a U.S. short-term commercial paper program, which provided for the issuance of up to $5.5 billion in aggregate maturity value of commercial paper at the Company's discretion. In July 2008, the Company increased the U.S. short-term commercial paper program to provide for the issuance of up to $6.0 billion in aggregate maturity value. The Company's commercial paper program is rated A-1+ by Standard and Poor's and Prime-1 by Moody's. These ratings denote the highest quality commercial paper securities. Maturities of commercial paper can range from overnight to up to 364 days. At June 30, 2008 and 2007, there was no commercial paper outstanding. In fiscal 2008 and 2007, the Company's average borrowings were $1.4 billion and $1.5 billion, respectively, at a weighted average interest rate of 4.2% and 5.3%, respectively. The weighted average maturity of the Company's commercial paper in fiscal 2008 and 2007 was less than two days for both fiscal years.

The Company's U.S. and Canadian short-term funding requirements related to client funds obligations are sometimes obtained on a secured basis through the use of reverse repurchase agreements, which are collateralized principally by government and government agency securities. These agreements generally have terms ranging from overnight to up to five business days. At June 30, 2008, the Company had an $11.8 million obligation outstanding related to reverse repurchase agreements. The term of the reverse repurchase transaction matured on July 2, 2008 and the outstanding obligation was repaid. At June 30, 2007, there were no outstanding obligations under reverse repurchase agreements. In fiscal 2008 and 2007, the Company had average outstanding balances under reverse repurchase agreements of $360.4 million and $141.6 million, respectively, at weighted average interest rates of 3.4% and 4.4%, respectively.

NOTE 11. DEBT

Components of long-term debt are as follows:

June 30,	2008	2007
Industrial revenue bonds (with variable interest rates from 2.88% to 3.45%)	$34.1	$36.6
Secured financing	20.7	--
Other	--	7.1
	54.8	43.7
Less: current portion	(2.7)	(0.2)
	$52.1	$43.5

During fiscal 2008, the Company entered into a secured financing agreement, whereby the Company borrowed $21.1 million from a third party in exchange for a security interest in a single client's unbilled accounts receivable, which is billable over a ten-year period. The Company will continue to collect amounts due from the client as they are billed. The security interest in the receivables retained by the third party is without recourse against the Company in the event that the client does not make the appropriate payments to the Company. As of June 30, 2008, the Company has recorded approximately $2.7 million within accrued expenses and other current liabilities and approximately $18.0 million within long-term debt on the Company's Consolidated Balance Sheets.

In fiscal 2007, the Company notified holders of its zero coupon convertible subordinated notes that the Company would redeem all the notes that were outstanding as of the end of the business day on March 19, 2007 (the "redemption date"). Prior to the redemption date, notes with a face value of approximately $39 million were converted into approximately one million shares of the Company's common stock. The Company subsequently redeemed the remaining 352 notes outstanding as of the redemption date at a redemption price of $775 for each note, representing the accrued value of each note at the time of the redemption.

The fair value of the industrial revenue bonds and other debt, included above, approximates carrying value.

Long-term debt repayments at June 30, 2008 are due as follows:

2010	$ 2.8
2011	2.8
2012	2.8
2013	25.9
2014	2.8
Thereafter	15.0
	$52.1

Cash payments relating to interest on long-term debt and the short-term financing arrangements described in Note 10 were approximately $82.1 million, $93.5 million, and $67.4 million in fiscal 2008, 2007 and 2006, respectively.

NOTE 12. FOREIGN CURRENCY RISK MANAGEMENT PROGRAMS

In fiscal 2006, the Company had an outstanding foreign exchange forward contract to hedge against foreign exchange fluctuations on a Canadian dollar-denominated short-term intercompany loan. This forward contract did not qualify for foreign currency fair value hedge accounting treatment in accordance with SFAS No. 133 and, therefore, was recorded at fair value with any gains or losses recognized in current period earnings. In fiscal 2006, the Company recorded foreign exchange net losses of $4.0 million on the re-measurement of this foreign exchange forward contract, which offset the foreign exchange net gains of $4.4 million recorded on the re-measurement of the Company's Canadian dollar-denominated short-term intercompany loan. Both the Company's foreign exchange forward contract and Canadian dollar-denominated short-term intercompany loan matured in April 2006. The cash flows from the Company's derivative contract are reflected as operating activities in the Consolidated Statements of Cash Flows.

There were no derivative financial instruments outstanding at June 30, 2008 or 2007. The Company does not hold any derivative instruments for trading purposes.

NOTE 13. EMPLOYEE BENEFIT PLANS

A. Stock Plans. The Company accounts for stock-based compensation in accordance with SFAS No. 123R, "Share-Based Payment" ("SFAS No. 123R"), which requires stock-based compensation expense to be recognized in net earnings based on the fair value of the award on the date of grant. Stock-based compensation consists of the following:

- **Stock Options.** Stock options are granted to employees at exercise prices equal to the fair market value of the Company's common stock on the dates of grant. Stock options are issued under a grade vesting schedule, generally vest ratably over five years and have a term of 10 years. Compensation expense for stock options is recognized over the requisite service period for each separately vesting portion of the stock option award.

- **Employee Stock Purchase Plan.** The Company offers an employee stock purchase plan that allows eligible employees to purchase shares of common stock at a price equal to 85% of the market value for the common stock at the date the purchase price for the offering is determined. Compensation expense for the employee stock purchase plan is recognized on a straight-line basis over the vesting period of 24 months.

- **Restricted Stock.**

    - **Time-Based Restricted Stock.** The Company has issued time-based restricted stock to certain key employees. These shares are restricted as to transfer and in certain circumstances must be returned to the Company at the original purchase price. The Company records stock compensation expense relating to the issuance of restricted stock over the period in which the transfer restrictions exist, which is up to five years from the date of grant. The value of the Company's time-based restricted stock, based on market prices on the date of grant, is recognized as compensation expense over the restriction period on a straight-line basis.

    - **Performance-Based Restricted Stock.** In fiscal 2007, the Company revised its stock-based compensation programs for non-executives, and began awarding two-year performance-based restricted stock in place of stock options. In addition, in fiscal 2007, the existing time-based restricted stock program for key employees was largely eliminated and replaced by two-year performance-based restricted stock on a prospective basis. The performance-based restricted stock program contains a two-year performance period and a subsequent six-month service period. Under this program, the Company communicates "target awards" to employees at the beginning of a performance period and, as such, dividends are not paid in respect of the "target awards" during the performance period. After the two-year performance period, if the performance targets are achieved, associates are eligible to receive dividends on any shares awarded under the program. The performance target is based on EPS growth over the performance period with possible payouts ranging from 0% to 125% of the "target awards". SFAS No. 123R requires the measurement of stock-based compensation based upon the fair value of the award on the grant date. Compensation expense is recognized on a straight-line basis over the vesting term of approximately 30 months based upon the probable performance target that will be met.

The Company currently utilizes treasury stock to satisfy stock option exercises, issuances under its employee stock purchase plan and restricted stock awards. Stock-based compensation expense of $123.6 million, $130.5 million and $142.7 million was recognized in earnings from continuing operations in fiscal 2008, 2007 and 2006, respectively, as well as related tax benefits on such stock compensation expense of $37.0 million, $38.9 million and $41.7 million, respectively.

Years ended June 30,	2008	2007	2006
Operating expenses	$ 25.4	$ 23.3	$ 23.7
Selling, general and administrative expenses	76.7	84.7	95.7
System development and programming costs	21.5	22.5	23.3
Total pretax stock-based compensation expense included in continuing operations	$123.6	$130.5	$142.7
Total pretax stock-based compensation expense included in discontinued operations	--	18.2	32.2
Total pretax stock-based compensation expense	$123.6	$148.7	$174.9

As of June 30, 2008, the total remaining unrecognized compensation cost from continuing operations related to non-vested stock options, the employee stock purchase plan and restricted stock awards amounted to $42.8 million, $23.4 million and $88.8 million, respectively, which will be amortized over the weighted average periods of 1.9 years, 1.3 years and 1.8 years, respectively.

In fiscal 2008, the following activity occurred under our existing plans:

Stock Options:

	Number of Options (in thousands)			Weighted Average Price (in dollars)		
Years ended June 30,	2008	2007 (a)	2006	2008	2007 (a)	2006
Options outstanding, beginning of year	53,786	73,189	70,395	$40	$49	$42
Options granted	2,047	3,449	9,189	$41	$43	$44
Options exercised	(5,068)	(11,740)	(7,677)	$34	$34	$33
Options canceled (b)	(1,638)	(11,112)	(5,170)	$43	$41	$46
Options outstanding, end of year	49,127	53,786	66,737	$41	$40	$43
Options exercisable, end of year	36,653	35,529	38,044	$41	$40	$43
Shares available for future grants, end of year	22,799	23,208	14,164			
Shares reserved for issuance under stock option plans	71,926	76,994	80,901			

(a) For fiscal 2007, the number of options and weighted average price were adjusted to reflect the impact of the spin-off of Broadridge.

(b) Options cancelled for the year ended June 30, 2007 includes 7.8 million options held by Brokerage Services Group business employees that were canceled or forfeited on March 30, 2007.

Performance-Based Restricted Stock:

	Number of Shares (a) (in thousands)		
Years ended June 30,	2008	2007	2006
Shares outstanding, beginning of year	1,711	238	--
Shares granted	1,487	2,021	250
Shares vested	(122)	(79)	(5)
Shares forfeited (b)	(148)	(469)	(7)
Shares outstanding, end of year	2,928	1,711	238

(a) The number of shares was adjusted to reflect the impact of the spin-off of Broadridge.

(b) Shares forfeited for the year ended June 30, 2007 includes 431,200 shares held by Brokerage Services Group business employees that were forfeited on March 30, 2007.

The aggregate intrinsic value of stock options outstanding and exercisable as of June 30, 2008 was $136.0 million and $111.3 million, respectively, and the aggregate intrinsic value for stock options exercised in fiscal 2008 was $56.3 million.

Summarized information about stock options outstanding as of June 30, 2008 is as follows:

	Outstanding			Exercisable	
Exercise Price Range	Number of Options (in thousands)	Remaining Life (in years)	Weighted Average Price (in dollars)	Number of Options (in thousands)	Weighted Average Price (in dollars)
Under $15	11	0.5	$ 8	11	$ 8
$15 to $25	8	0.4	$22	8	$22
$25 to $35	5,403	3.6	$32	5,254	$32
$35 to $45	34,954	5.7	$40	22,924	$40
$45 to $55	8,751	2.9	$50	8,456	$50

In fiscal 2008, the Company issued 1.9 million shares in connection with the employee stock purchase plan offering that vested on December 31, 2007. The Company expects to issue approximately 1.9 million and 2.0 million shares for the employee stock purchase plan offerings that vest on December 31, 2008 and 2009, respectively. In addition, in fiscal 2008, the Company issued 481,290 shares of restricted stock.

The fair value of each stock option issued prior to January 1, 2005 was estimated on the date of grant using a Black-Scholes option pricing model. For stock options issued on or after January 1, 2005, the fair value of each stock option was estimated on the date of grant using a binomial option pricing model. The binomial model considers a range of assumptions related to volatility, risk-free interest rate and employee exercise behavior. Expected volatilities utilized in the binomial model are based on a combination of implied market volatilities, historical volatility of the Company's stock price and other factors. Similarly, the dividend yield is based on historical experience and expected future changes. The risk-free rate is derived from the U.S. Treasury yield curve in effect at the time of grant. The binomial model also incorporates exercise and forfeiture assumptions based on an analysis of historical data. The expected life of the stock option grants is derived from the output of the binomial model and represents the period of time that options granted are expected to be outstanding.

The fair value for stock options granted was estimated at the date of grant with the following assumptions:

Years ended June 30,	2008	2007	2006
Risk-free interest rate	2.8% - 4.6%	4.6% - 5.0%	4.0% - 4.6%
Dividend yield	1.7% - 2.7%	1.6% - 1.7%	1.4% - 1.7%
Weighted average volatility factor	22.8% - 25.6%	18.4% - 24.7%	17.1% - 24.7%
Weighted average expected life (in years):			
Stock options	5.0	4.9 - 5.6	5.5 - 5.6
Stock purchase plan	2.0	2.0	2.0
Weighted average fair value (in dollars):			
Stock options (a)	$ 8.31	$ 10.77	$ 9.92
Stock purchase plan (a)	$ 11.99	$ 11.24	$ 8.89

(a) The weighted average fair values were adjusted to reflect the impact of the spin-off of Broadridge.

B. Pension Plans. The Company has a defined benefit cash balance pension plan covering substantially all U.S. employees, under which employees are credited with a percentage of base pay plus interest. The plan interest credit rate will vary from year-to-year based on the ten-year U.S. Treasury rate. Employees are fully vested on completion of three years of service. The Company's policy is to make contributions within the range determined by generally accepted actuarial principles. In addition, the Company has various retirement plans for its non-U.S. employees and maintains a Supplemental Officer Retirement Plan ("SORP"). The SORP is a defined benefit plan pursuant to which the Company will pay supplemental pension benefits to certain key officers upon retirement based upon the officers' years of service and compensation.

A June 30 measurement date was used in determining the Company's benefit obligations and fair value of plan assets.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans — an amendment of FASB Statements No. 87, 88, 106 and 132(R)" ("SFAS No. 158"). This statement requires a company to (a) recognize in its statement of financial position an asset for a plan's overfunded status or a liability for a plan's underfunded status, (b) measure a plan's assets and its obligations that determine its funded status as of the end of the employer's fiscal year, and (c) recognize changes in the funded status of a defined benefit plan in the year in which the changes occur (reported in comprehensive income). The requirement to recognize the funded status of a benefit plan and the related disclosure requirements were effective for the Company as of the end of fiscal 2007 and the Company adopted the statement at that time. The adoption of SFAS No. 158 resulted in a $63.1 million reduction, net of income taxes, in stockholders' equity.

The Company's pension plans funded status as of June 30, 2008 and 2007 is as follows:

June 30,	2008	2007
Change in plan assets:		
Fair value of plan assets at beginning of year	$976.2	$821.8
Actual return on plan assets	(49.9)	150.7
Employer contributions	55.6	24.4
Benefits paid	(29.7)	(20.7)
Fair value of plan assets at end of year	$952.2	$976.2
Change in benefit obligation:		
Benefit obligation at beginning of year	$830.3	$762.7
Service cost	46.1	42.2
Interest cost	50.7	49.0
Actuarial and other gains	(54.6)	(2.9)
Benefits paid	(29.7)	(20.7)
Projected benefit obligation at end of year	$842.8	$830.3
Funded status - plan assets less benefit obligations	$109.4	$145.9

The impact of the adoption of SFAS No. 158 resulted in a reduction to stockholders' equity of $63.1 million, which consists of the following adjustments to the Consolidated Balance Sheet as of June 30, 2007:

Current assets	$ 1.6
Noncurrent assets	(51.3)
Current liabilities	(2.8)
Noncurrent liabilities	(10.6)
Impact to stockholders' equity	$(63.1)

After the adoption of SFAS No. 158, the amounts recognized on the Consolidated Balance Sheets as of June 30, 2008 and 2007 consisted of:

June 30,	2008	2007
Noncurrent assets	$180.6	$201.3
Current liabilities	(3.6)	(2.9)
Noncurrent liabilities	(67.6)	(52.5)
Net amount recognized	$109.4	$145.9

As a result of the adoption of SFAS No. 158, the $63.1 million that is recognized in accumulated other comprehensive income (loss) consists of:

Years ended June 30,	2007
Net actuarial and other loss, net of tax	$(61.6)
Prior service cost, net of tax	(0.5)
Transition obligation, net of tax	(1.0)
	$(63.1)

The accumulated benefit obligation for all defined benefit pension plans was $831.9 million and $824.3 million at June 30, 2008 and 2007, respectively.

The projected benefit obligation, accumulated benefit obligation and fair value of plan assets for the Company's pension plans with accumulated benefit obligations in excess of plan assets were $110.3 million, $103.4 million and $39.1 million, respectively, as of June 30, 2008, and $95.9 million, $93.6 million and $40.5 million, respectively, as of June 30, 2007.

The components of net pension expense were as follows:

Years ended June 30,	2008	2007	2006
Service cost - benefits earned during the period	$ 46.1	$ 42.2	$ 31.6
Interest cost on projected benefits	50.7	49.0	39.6
Expected return on plan assets	(67.2)	(62.0)	(56.0)
Net amortization and deferral	10.4	14.6	19.3
	$ 40.0	$ 43.8	$ 34.5

Net pension expense for fiscal 2007 and 2006 includes $3.5 million and $3.1 million, respectively, reported within earnings from discontinued operations on the Statements of Consolidated Earnings.

The net actuarial and other loss, transition obligation and prior service cost for the defined benefit pension plans that are included in accumulated other comprehensive income (loss) and that have not yet been recognized as components of net periodic benefit cost are $139.2 million, $1.5 million and $9.1 million, respectively, at June 30, 2008. The estimated net actuarial and other loss, transition obligation and prior service cost for the defined benefit pension plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit cost over the next fiscal year are $0.7 million, $0.2 million and $0.4 million, respectively, at June 30, 2008.

Assumptions used to determine the actuarial present value of benefit obligations were:

Years ended June 30,	2008	2007
Discount rate	6.95%	6.25%
Increase in compensation levels	5.50%	5.50%

Assumptions used to determine the net pension expense generally were:

Years ended June 30,	2008	2007	2006
Discount rate	6.25%	6.25%	5.25%
Expected long-term rate of return on assets	7.25%	7.25%	7.25%
Increase in compensation levels	5.50%	5.50%	5.50%

The discount rate is based upon published rates for high-quality fixed-income investments that produce cash flows that approximate the timing and amount of expected future benefit payments.

The long-term expected rate of return on assets assumption is 7.25%. This percentage has been determined based on historical and expected future rates of return on plan assets considering the target asset mix and the long-term investment strategy.

Plan Assets

The Company's pension plans' asset allocations at June 30, 2008 and 2007 by asset category were as follows:

	2008	2007
United States Fixed Income Securities	42%	30%
United States Equity Securities	41%	50%
International Equity Securities	17%	20%
Total	100%	100%

The Company's pension plans' asset investment strategy is designed to ensure prudent management of assets, consistent with long-term return objectives and the prompt fulfillment of all pension plan obligations. The investment strategy and asset mix were developed in coordination with an asset liability study conducted by external consultants to maximize the funded ratio with the least amount of volatility.

The pension plans' assets are currently invested in various asset classes with differing expected rates of return, correlations and volatilities, including large capitalization and small capitalization U.S. equities, international equities and U.S. fixed income securities and cash.

The target asset allocation ranges are as follows:

United States Fixed Income Securities	35 – 45%
United States Equity Securities	37 – 50%
International Equity Securities	12 – 20%

The pension plans' fixed income portfolio is designed to match the duration and liquidity characteristics of the pension plans' liabilities. In addition, the pension plans invest only in investment-grade debt securities to ensure preservation of capital. The pension plans' equity portfolios are subject to diversification guidelines to reduce the impact of losses in single investments. Investment managers are prohibited from buying or selling commodities and from the short selling of securities.

None of the pension plans' assets are directly invested in the Company's stock, although the pension plans may hold a minimal amount of Company stock to the extent of the Company's participation in the S&P 500 Index.

Contributions

The Company expects to contribute approximately $6.0 million to the pension plans in fiscal 2009.

Estimated Future Benefit Payments

The benefits expected to be paid in each year from fiscal 2009 to 2013 are $44.1 million, $43.9 million, $48.3 million, $52.2 million and $59.5 million, respectively. The aggregate benefits expected to be paid in the five fiscal years from 2014 to 2018 are $412.7 million. The expected benefits to be paid are based on the same assumptions used to measure the Company's pension plans' benefit obligation at June 30, 2008 and includes estimated future employee service.

C. Retirement and Savings Plan. The Company has a 401(k) retirement and savings plan, which allows eligible employees to contribute up to 35% of their compensation annually and allows highly compensated employees to contribute up to 10% of their compensation annually. The Company matches a portion of employee contributions, which amounted to approximately $49.0 million, $47.5 million, and $44.5 million for calendar years ended December 31, 2007, 2006 and 2005, respectively.

NOTE 14. INCOME TAXES

Earnings from continuing operations before income taxes shown below are based on the geographic location to which such earnings are attributable.

Years ended June 30,	2008	2007	2006
Earnings from continuing operations before income taxes:			
United States	$1,618.6	$1,457.4	$1,251.2
Foreign	193.4	166.1	110.0
	$1,812.0	$1,623.5	$1,361.2

The provision for income taxes consists of the following components:

Years ended June 30,	2008	2007	2006
Current:			
Federal	$632.3	$482.0	$441.1
Foreign	79.2	70.3	52.4
State	31.5	34.9	30.8
Total current	743.0	587.2	524.3
Deferred:			
Federal	(75.7)	18.4	(1.0)
Foreign	(10.8)	(7.9)	(5.2)
State	(6.2)	4.6	1.2
Total deferred	(92.7)	15.1	(5.0)
Total provision for income taxes	$650.3	$602.3	$519.3

A reconciliation between the Company's effective tax rate and the U.S. federal statutory rate is as follows:

Years ended June 30,	2008	%	2007	%	2006	%
Provision for taxes at U.S. statutory rate	$634.2	35.0	$568.2	35.0	$476.4	35.0
Increase (decrease) in provision from:						
State taxes, net of federal tax	16.4	0.9	25.7	1.6	20.8	1.6
Non-deductible stock-based compensation expense	5.5	0.3	9.7	0.6	12.3	0.9
Tax on repatriated earnings	--	--	34.4	2.1	10.0	0.7
Utilization of foreign tax credits	--	--	(26.5)	(1.6)	--	--
Other	(5.8)	(0.3)	(9.2)	(0.6)	(0.2)	--
	$650.3	35.9	$602.3	37.1	$519.3	38.2

The significant components of deferred income tax assets and liabilities and their balance sheet classifications are as follows:

Years ended June 30,	2008	2007
Deferred tax assets:		
Accrued expenses not currently deductible	$190.1	$160.7
Stock-based compensation expense	99.7	74.7
Unrealized investment losses, net	--	66.6
Net operating losses	84.8	52.5
Other	25.7	19.7
	400.3	374.2
Less: valuation allowances	(44.4)	(31.2)
Deferred tax assets, net	$355.9	$343.0
Deferred tax liabilities:		
Accrued retirement benefits	$ 44.1	$ 83.0
Deferred revenue	86.3	--
Fixed and intangible assets	141.0	283.6
Prepaid expenses	27.4	26.1
Unrealized investment gains, net	46.2	--
Tax on unrepatriated earnings	42.1	--
Other	9.4	9.2
Deferred tax liabilities	$396.5	$401.9
Net deferred tax liabilities	$ 40.6	$ 58.9

There are $92.3 million and $68.2 million of current deferred tax assets included in other current assets on the Consolidated Balance Sheets at June 30, 2008 and 2007, respectively. There are $44.8 million and $1.8 million of long-term deferred tax assets included in other assets on the Consolidated Balance Sheets at June 30, 2008 and 2007, respectively. There are $7.6 million and $1.2 million of current deferred tax liabilities included in accrued expenses and other current liabilities on the Consolidated Balance Sheets at June 30, 2008 and 2007, respectively.

Income taxes have not been provided on undistributed earnings of certain foreign subsidiaries in an aggregate amount of approximately $1,091.0 million as of June 30, 2008, as the Company considers such earnings to be permanently reinvested outside of the United States.

The additional U.S. income tax that would arise on repatriation of the remaining undistributed earnings could be offset, in part, by foreign tax credits on such repatriation. However, it is impractical to estimate the amount of net income and withholding tax that might be payable.

On October 22, 2004, the American Jobs Creation Act (the "AJCA") was signed into law. The AJCA created a temporary incentive for the Company to repatriate earnings accumulated outside the U.S. by allowing the Company to reduce its taxable income by 85 percent of certain eligible dividends received from non-U.S. subsidiaries by the end of the Company's fiscal year ended June 30, 2006. In connection with the sale of the Claims Services business on April 13, 2006 and receipt of the related proceeds, the Company elected to apply the provisions of the AJCA to qualifying earnings repatriations in fiscal 2006. As approved by our Board of Directors in June 2006, approximately $250 million was repatriated under the AJCA. Income tax expense of approximately $10 million associated with this repatriation was recorded in fiscal 2006.

The Company has estimated foreign net operating loss carry-forwards of approximately $110.7 million as of June 30, 2008, of which $30.5 million expires in 2010 through 2022 and $80.2 million has an indefinite utilization period. In addition, the Company has estimated Federal net operating loss carry-forwards of acquired companies of approximately $54.8 million as of June 30, 2008, which expires in 2009 through 2026. There is an annual limitation pursuant to Internal Revenue Code section 382 on the utilization of the Federal net operating loss carry-forwards of approximately $25.4 million per year. The Company has estimated state net operating loss carry-forwards of approximately $235.0 million as of June 30, 2008, which expire in 2009 through 2026.

The Company has recorded valuation allowances of $44.4 million and $31.2 million at June 30, 2008 and 2007, respectively, to reflect the estimated amount of domestic and foreign deferred tax assets that may not be realized. A portion of the valuation allowances in the amounts of approximately $4.7 million and $6.6 million at June 30, 2008 and 2007, respectively, relate to net deferred tax assets which were recorded in purchase accounting. Any recognition of net deferred tax assets in future years will be a reduction to goodwill until the adoption of SFAS No. 141R. Subsequent to the adoption of SFAS No. 141R, any such adjustments in future years will be recorded to our Provision for Income Taxes on the Statements of Consolidated Earnings.

Income tax payments were approximately $755.7 million, $718.2 million, and $601.8 million for fiscal 2008, 2007 and 2006, respectively.

On July 1, 2007, the Company adopted the provisions of FIN 48. As a result of the adoption, the Company recorded a net decrease to retained earnings of $11.7 million, as well as a corresponding increase to other liabilities on the Consolidated Balance Sheets. Among other things, FIN 48 requires that a liability associated with an unrecognized tax benefit be classified as a long-term liability, except for the amount for which a cash payment is anticipated within one year. Therefore, upon adoption, $100.6 million of tax liabilities were reclassified from other current liabilities to other liabilities on the Consolidated Balance Sheets.

As of July 1, 2007, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $350.2 million. The amount that, if recognized, would impact the effective tax rate is $152.0 million. The remainder, if recognized, would principally affect deferred taxes.

As of June 30, 2008, the Company's liabilities for unrecognized tax benefits, which include interest and penalties, were $404.2 million. The amount that, if recognized, would impact the effective tax rate is $171.2 million. The remainder, if recognized, would principally affect deferred taxes.

A reconciliation of the beginning and ending amounts of unrecognized tax benefits is as follows:

Unrecognized tax benefits at July 1, 2007	$350.2
Additions for tax positions of the fiscal year ended June 30, 2008	23.6
Reductions for tax positions of the fiscal year ended June 30, 2008	--
Additions for tax positions of periods prior to the fiscal year ended June 30, 2008	43.2
Reductions for tax positions of periods prior to the fiscal year ended June 30, 2008	(11.5)
Settlements with tax authorities	(1.1)
Expiration of the statute of limitations	(4.0)
Impact of foreign exchange rate fluctuations	3.8
Unrecognized tax benefits at June 30, 2008	$404.2

Subsequent to the adoption of FIN 48, interest expense and penalties associated with uncertain tax positions have been recorded in the provision for income taxes on the Statements of Consolidated Earnings. Prior to the adoption of FIN 48, interest expense was recorded in selling, general and administrative expenses. During the fiscal years ended June 30, 2008, 2007 and 2006, the Company recorded interest expense of $18.4 million, $11.5 million and $13.4 million, respectively. At July 1, 2007, the Company had accrued interest of $97.6 million, recorded within other liabilities on the Consolidated Balance Sheets. At June 30, 2008, the Company had accrued interest of $117.6 million recorded on the Consolidated Balance Sheets, of which $53.5 million was recorded within income taxes payable, and the remainder was recorded within other liabilities. At July 1, 2007, the Company had accrued penalties of $19.8 million recorded within other liabilities on the Consolidated Balance Sheets. At June 30, 2008, the Company had accrued penalties of $26.9 million, of which $23.8 million was recorded within income taxes payable, and the remainder was recorded within other liabilities on the Consolidated Balance Sheets.

The Company is routinely examined by the IRS and tax authorities in foreign countries in which it conducts business, as well as tax authorities in states in which it has significant business operations, such as California, Illinois, Minnesota, New York and New Jersey. The tax years under examination vary by jurisdiction. The Company expects an IRS examination for the fiscal year ended June 30, 1998 through the fiscal year ended June 30, 2007 to be completed during the fiscal year ending June 30, 2009. ADP is also under examination by the following jurisdictions: California for fiscal years ended June 30, 2004 and June 30, 2005; Illinois for fiscal years ended June 30, 2004 and June 30, 2005; and Minnesota for fiscal years ended June 30, 1998 through June 30, 2004. New York City commenced an audit of the fiscal year ended June 30, 2003 through the fiscal year ended June 30, 2006 in the fourth quarter of the fiscal year ended June 30, 2008. New Jersey commenced an audit for fiscal years ended June 30, 2002 through June 30, 2006 in the fourth quarter of the fiscal year ended June 30, 2008. Canada has notified the Company that they will commence a joint audit with the Province of Ontario for the fiscal year ended June 30, 2005 through the fiscal year ended June 30, 2007 in the first half of the fiscal year ending June 30, 2009. The Province of Alberta is examining the 2004, 2005 and 2006 tax returns. The Company regularly considers the likelihood of assessments resulting from examinations in each of the jurisdictions. Once established, reserves are adjusted when there is more information available, when an event occurs necessitating a change to the reserves or when the statute of limitations for the relevant taxing authority to examine the tax position has expired. The resolution of tax matters is not expected to have a material effect on the consolidated financial condition of the Company, although a resolution could have a material impact on the Company's Statements of Consolidated Earnings for a particular future period and on the Company's effective tax rate.

During the fiscal year ended June 30, 2008, the Company recorded a reduction in the provision for income taxes of $12.4 million, which was primarily related to the settlement of a state tax matter, for which the Company had previously recorded a liability for unrecognized tax benefits of $7.9 million and a related deferred tax asset of $2.9 million.

If certain pending tax matters settle within the next 12 months, the total amount of unrecognized tax benefits may increase or decrease for all open tax years and jurisdictions. Based on current estimates, settlements related to numerous jurisdictions and tax periods could increase earnings in an amount up to $90 million and expected net cash payments could be up to $80 million. The liability related to cash payments expected to be paid within the next 12 months has been reclassified from other liabilities to current liabilities on the Consolidated Balance Sheets. Audit outcomes and the timing of audit settlements are subject to significant uncertainty.

Lastly, the Company acquired a business in May 1999 in a stock for stock transaction that was accounted for by the Company as a pooling of interests under Accounting Principles Board Opinion No. 16 "Business Combinations." During fiscal 2008, the Company recorded a tax-basis adjustment to Capital in Excess of Par Value on the Statements of Consolidated Stockholders' Equity.

NOTE 15. CONTRACTUAL COMMITMENTS, CONTINGENCIES AND OFF-BALANCE SHEET ARRANGEMENTS

The Company has obligations under various facilities and equipment leases and software license agreements. Total expense under these agreements was approximately $247.4 million, $281.0 million, and $245.8 million in fiscal 2008, 2007 and 2006, respectively, with minimum commitments at June 30, 2008 as follows:

Years ending June 30,	
2009	$252.9
2010	217.9
2011	182.1
2012	156.1
2013	43.5
Thereafter	50.8
	$903.3

In addition to fixed rentals, certain leases require payment of maintenance and real estate taxes and contain escalation provisions based on future adjustments in price indices.

As of June 30, 2008, the Company has purchase commitments of approximately $309.3 million relating to software and equipment purchases and maintenance contracts, of which $107.7 million relates to fiscal 2009, $65.8 million relates to fiscal 2010 and the remaining $135.8 million relates to fiscal 2011 through fiscal 2013.

The Company is subject to various claims and litigation in the normal course of business. The Company does not believe that the resolution of these matters will have a material impact on the consolidated financial statements.

It is not the Company's business practice to enter into off-balance sheet arrangements. However, the Company is exposed to market risk from changes in foreign currency exchange rates that could impact its financial position, results of operations and cash flows. The Company manages its exposure to these market risks through its regular operating and financing activities and, when deemed appropriate, through the use of derivative financial instruments. The Company uses derivative financial instruments as risk management tools and not for trading purposes. In the normal course of business, the Company also enters into contracts in which it makes representations and warranties that relate to the performance of the Company's services and products. The Company does not expect any material losses related to such representations and warranties.

NOTE 16. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Comprehensive income is a measure of income that includes both net earnings and other comprehensive income (loss). Other comprehensive income (loss) results from items deferred on the Consolidated Balance Sheets in stockholders' equity. Other comprehensive income (loss) was $309.6 million, $156.0 million, and $(140.4) million in fiscal 2008, 2007 and 2006, respectively. The accumulated balances for each component of other comprehensive income (loss) are as follows:

June 30,	2008	2007	2006
Currency translation adjustments	$284.6	$ 156.7	$ 80.3
Unrealized gain (loss) on available-for-sale securities, net of tax	91.3	(118.4)	(200.3)
Minimum pension liability adjustment (prior to SFAS No. 158), net of tax	(8.6)	(8.6)	(6.3)
Adoption of SFAS No. 158, net of tax	(63.1)	(63.1)	--
Pension liability adjustment (post adoption of SFAS No. 158), net of tax	(28.0)	--	--
Accumulated other comprehensive income (loss)	$276.2	$ (33.4)	$(126.3)

NOTE 17. STAFF ACCOUNTING BULLETIN NO. 108

In fiscal 2007, the Staff of the SEC issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 requires registrants to use a combination of two approaches to evaluate the materiality of identified unadjusted errors: the "rollover" approach, which quantifies an error based on the amount of the error originating in the current year income statement, and the "iron curtain" approach, which quantifies an error based on the effects of correcting the misstatement existing in the balance sheet at the end of the current year. SAB 108 permits companies to adjust for the cumulative effect of immaterial errors relating to prior years in the carrying amount of assets and liabilities as of the beginning of the current fiscal year, with an offsetting adjustment to the opening balance of retained earnings in the year of adoption. In fiscal 2007, the Company adopted SAB 108.

In the course of evaluating the provisions of SAB 108, the Company identified the following misstatements as of July 1, 2006. The adoption of SAB 108 resulted in an increase to opening retained earnings as of July 1, 2006 of approximately $44.3 million, net of tax. Such errors, which management previously deemed immaterial, were related to the following:

- Overstated accrued expenses of $22.1 million, net of tax, related to professional services, termination of contracts and employee benefits, which arose prior to the fiscal year ended June 30, 2003
- Overstated accounts receivable reserves of $11.2 million, net of tax, which arose prior to the fiscal year ended June 30, 2001
- Overstated accrued expenses related to certain post retirement and non-US pension plans by $8.2 million, net of tax, of which $3.3 million arose in the fiscal year ended June 30, 2002 and the remaining arose ratably over the fiscal years ended June 30, 2003, 2004, 2005 and 2006
- Overstated insurance and environmental reserves related primarily to worker's compensation liabilities and self-insured liabilities of $9.3 million, net of tax, which arose prior to the fiscal year ended June 30, 2001
- Understated tax provision and liability, as well as related interest and penalties, of $6.5 million, related to tax deductions taken for the tax years 1998 through 2006

NOTE 18. FINANCIAL DATA BY SEGMENT AND GEOGRAPHIC AREA

Based upon similar economic characteristics and operational characteristics, the Company's strategic business units have been aggregated into the following three reportable segments: Employer Services, PEO Services and Dealer Services. The primary components of "Other" are miscellaneous processing services, and corporate allocations and expenses, including stock-based compensation expense. Certain revenues and expenses are charged to the reportable segments at a standard rate for management reasons. Other costs are recorded based on management responsibility. The fiscal 2007 and 2006 reportable segments' revenues and earnings from continuing operations before income taxes have been adjusted to reflect updated fiscal 2008 budgeted foreign exchange rates. In addition, there is a reconciling item for the difference between actual interest income earned on invested funds held for clients and interest credited to Employer Services and PEO Services at a standard rate of 4.5%. The reportable segments' results also include an internal cost of capital charge related to the funding of acquisitions and other investments. All of these adjustments/charges are reconciling items to our reportable segments' revenues and/or earnings from continuing operations before income taxes and results in the elimination of these adjustments/charges in consolidation. Reportable segments' assets include funds held for clients, but exclude corporate cash, corporate marketable securities and goodwill.

					Reconciling Items			
	Employer Services	PEO Services	Dealer Services	Other	Foreign Exchange	Client Fund Interest	Cost of Capital Charge	Total
Year ended June 30, 2008								
Revenues from continuing operations	$ 6,243.1	$ 1,060.5	$ 1,364.3	$ 4.9	$ 118.7	$(15.0)	$ --	$ 8,776.5
Earnings from continuing operations before income taxes	1,601.4	104.9	232.0	(238.9)	15.9	(15.1)	111.8	1,812.0
Assets from continuing operations	18,197.8	45.3	658.2	4,833.1	--	--	--	23,734.4
Capital expenditures for continuing operations	87.4	1.0	38.1	59.9	--	--	--	186.4
Depreciation and amortization	251.0	1.5	86.8	91.6	--	--	(111.8)	319.1(a)
Year ended June 30, 2007								
Revenues from continuing operations	$ 5,707.7	$ 884.8	$ 1,257.3	$ (1.5)	$ (45.4)	$ (2.9)	$ --	$ 7,800.0
Earnings from continuing operations before income taxes	1,412.4	80.4	204.4	(177.0)	(7.1)	(2.9)	113.3	1,623.5
Assets from continuing operations	20,406.4	115.5	619.4	5,449.9	--	--	--	26,591.2
Capital expenditures for continuing operations	79.0	1.6	36.1	53.0	--	--	--	169.7
Depreciation and amortization	246.7	1.6	81.7	72.1	--	--	(113.3)	288.8(a)
Year ended June 30, 2006								
Revenues from continuing operations	$ 5,162.6	$ 703.7	$ 1,097.7	$ 36.9	$(108.5)	$(56.8)	$ --	$ 6,835.6
Earnings from continuing operations before income taxes	1,259.3	54.9	159.7	(143.9)	(12.1)	(56.8)	100.1	1,361.2
Assets from continuing operations	19,067.5	(8.2)	609.4	5,612.7	--	--	--	25,281.4
Capital expenditures for continuing operations	87.4	0.7	45.1	119.6	--	--	--	252.8
Depreciation and amortization	251.8	1.7	73.0	19.6	--	--	(100.1)	246.0(a)

(a) Includes $80.6 million, $79.9 million and $85.1 million of depreciation and amortization that does not relate to our services and products.

Revenues and assets from continuing operations by geographic area are as follows:

	United States	Europe	Canada	Other	Total
Year ended June 30, 2008					
Revenues from continuing operations	$ 7,072.7	$1,119.9	$ 388.7	$195.2	$ 8,776.5
Assets from continuing operations	$19,813.4	$1,951.3	$1,668.7	$301.0	$23,734.4
Year ended June 30, 2007					
Revenues from continuing operations	$ 6,422.0	$ 919.6	$ 323.0	$135.4	$ 7,800.0
Assets from continuing operations	$22,591.8	$1,815.5	$1,963.9	$220.0	$26,591.2
Year ended June 30, 2006					
Revenues from continuing operations	$ 5,678.8	$ 742.6	$ 296.9	$117.3	$ 6,835.6
Assets from continuing operations	$21,380.4	$1,639.5	$2,084.4	$177.1	$25,281.4

NOTE 19. QUARTERLY FINANCIAL RESULTS (UNAUDITED)

Summarized quarterly results of our continuing operations for the two fiscal years ended June 30, 2008 are as follows:

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended June 30, 2008				
Revenues	$1,992.0	$2,150.1	$2,427.2	$2,207.1
Costs of revenues	$1,092.1	$1,168.2	$1,224.4	$1,195.5
Gross profit	$ 899.9	$ 981.9	$1,202.8	$1,011.6
Net earnings from continuing operations	$ 240.4	$ 291.6	$ 403.6	$ 226.0
Basic earnings per share from continuing operations	$ 0.45	$ 0.56	$ 0.78	$ 0.44
Diluted earnings per share from continuing operations	$ 0.45	$ 0.55	$ 0.77	$ 0.43
Year ended June 30, 2007				
Revenues	$1,754.8	$1,874.3	$2,171.0	$1,999.8
Costs of revenues	$ 967.6	$ 991.8	$1,067.1	$1,060.8
Gross profit	$ 787.2	$ 882.5	$1,103.9	$ 939.0
Net earnings from continuing operations	$ 219.2	$ 248.0	$ 360.1	$ 193.8
Basic earnings per share from continuing operations	$ 0.40	$ 0.45	$ 0.65	$ 0.36
Diluted earnings per share from continuing operations	$ 0.39	$ 0.45	$ 0.65	$ 0.35

NOTE 20. SUBSEQUENT EVENT (UNAUDITED)

In August 2008, the Company received the Board of Directors approval to purchase up to 50 million additional shares of the Company's common stock.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None

Item 9A. Controls and Procedures

Attached as Exhibits 31.1 and 31.2 to this Form 10-K are certifications of ADP's Chief Executive Officer and Chief Financial Officer, which are required by Rule 13a-14(a) of the Securities Exchange Act of 1934. This "Controls and Procedures" section should be read in conjunction with the report of Deloitte & Touche LLP that appears on pages 76-77 of this Form 10-K and is hereby incorporated herein by reference.

Management's Evaluation of Disclosure Controls and Procedures

The Company carried out an evaluation (the "evaluation"), under the supervision and with the participation of the Company's management, including its Chief Executive Officer and Chief Financial Officer, of the effectiveness of the Company's disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on the evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that the Company's disclosure controls and procedures were effective as of June 30, 2008 in ensuring that (i) information required to be disclosed by the Company in reports that it files or submits under the Exchange Act is accumulated and communicated to the Company's management, including its Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure and (ii) such information is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms.

Management's Report on Internal Control over Financial Reporting

It is the responsibility of Automatic Data Processing, Inc.'s ("ADP") management to establish and maintain effective internal control over financial reporting (as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934). Internal control over financial reporting is designed to provide reasonable assurance to ADP's management and board of directors regarding the preparation of reliable financial statements for external purposes in accordance with generally accepted accounting principles.

ADP's internal control over financial reporting includes those policies and procedures that: (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of ADP; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of ADP are being made only in accordance with authorizations of management and directors of ADP; and (iii) provide reasonable assurance regarding the prevention or timely detection of unauthorized acquisition, use or disposition of ADP's assets that could have a material effect on the financial statements of ADP.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has performed an assessment of the effectiveness of ADP's internal control over financial reporting as of June 30, 2008 based upon criteria set forth in *Internal Control - Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management determined that ADP's internal control over financial reporting was effective as of June 30, 2008.

/s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

Roseland, New Jersey
August 29, 2008

Changes in Internal Control over Financial Reporting

There were no changes in ADP's internal control over financial reporting that occurred during the quarter ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, ADP's internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders of
Automatic Data Processing, Inc.
Roseland, New Jersey

We have audited the internal control over financial reporting of Automatic Data Processing, Inc. and subsidiaries (the "Company") as of June 30, 2008, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 30, 2008, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended June 30, 2008 of the Company and our report, dated August 29, 2008, expressed an unqualified opinion on those consolidated financial statements and financial statement schedule and included an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," effective July 1, 2007, the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158. "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)," effective June 30, 2007 and Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements When Quantifying Misstatements in Current Year Financial Statements," effective July 1, 2006.

/s/ Deloitte & Touche LLP
New York, New York
August 29, 2008

Item 9B. Other Information

None.

Part III

Item 10. Directors, Executive Officers and Corporate Governance

Executive Officers

The executive officers of the Company, their ages, positions and the period during which they have been employed by ADP are as follows:

Name	Age	Position	Employed by ADP Since
Steven J. Anenen	55	*President, Dealer Services*	1975
James B. Benson	63	*Vice President, General Counsel and Secretary*	1977
Gary C. Butler	61	*President and Chief Executive Officer*	1975
Benito Cachinero	50	*Vice President, Human Resources*	2007
Michael L. Capone	42	*Vice President and Chief Information Officer*	1988
Raymond L. Colotti	62	*Vice President and Treasurer*	1995
Edward B. Flynn, III	48	*President, Employer Services–International*	1988
John J. Gleason	52	*Vice President, Employer Services–Sales*	1983
Campbell B. Langdon	47	*President, Employer Services–Major Accounts Division*	2000
Regina R. Lee	51	*President, Employer Services–National Accounts Division*	1982
S. Michael Martone	60	*Chief Operating Officer*	1987
Christopher R. Reidy	51	*Chief Financial Officer*	2006
Carlos Rodriguez	44	*President, Employer Services–Small Business Services Division*	1999
Alan Sheiness	50	*Corporate Controller and Principal Accounting Officer*	1984
Jan Siegmund	44	*President, Added Value Services*	1999

Messrs. Benson, Butler, Colotti and Martone have each been employed by ADP in senior executive positions for more than the past five years.

Steven J. Anenen joined ADP in 1975. Prior to his promotion to President, Dealer Services in 2004, he served as Senior Vice President, Dealer Services from 1998 to 2004.

Benito Cachinero joined ADP in 2007 as Vice President, Human Resources. Prior to joining ADP, he was Vice President, Human Resources for the Medical Devices & Diagnostics Group of Johnson & Johnson from 2004 to 2007, and Worldwide Vice President, Human Resources for Ethicon, a Johnson & Johnson company, from 2001 to 2004.

Michael L. Capone joined ADP in 1988. Prior to his promotion to Vice President and Chief Information Officer in 2008, he served as Senior Vice President and General Manager of GlobalView from 2005 to 2008, and as Vice President, Corporate Information Systems from 1999 to 2005.

John J. Gleason joined ADP in 1983. Prior to his promotion to Vice President of Sales, Employer Services in 2005, he served as Senior Vice President of Sales, Dealer Services from 1998 to 2005.

Edward B. Flynn, III joined ADP in 1988. Prior to his promotion to President, Employer Services – International in 2008 he served as Senior Vice President of Sales for Employer Services, International, from 2004 to 2008, and as Senior Vice President of Sales, Small Business Services, Employer Services from 1988 to 2004.

Campbell B. Langdon joined ADP in 2000 as Vice President, Strategic Development. Prior to his promotion to President – Major Account Services Division in 2007, he served as President, Tax, Retirement and Pre-Employment Services from 2003 to 2007.

Regina R. Lee joined ADP in 1982. Prior to her promotion to President, National Account Services, Employer Services in 2005, she served as President, Small Business Services, Employer Services from 2004 to 2005, and as Senior Vice President, Service, Small Business Services, Employer Services from 2001 to 2004.

Christopher R. Reidy joined ADP in 2006 as Vice President and Chief Financial Officer. Prior to joining ADP, he was Vice President, Controller and Chief Accounting Officer of the AT&T Corporation from 2003 to 2006, and Vice President and Chief Financial Officer, Business Services of AT&T Corporation from 2001 to 2003.

Carlos Rodriguez joined ADP in 1999. Prior to his promotion in 2007 to President, Small Business Services, Employer Services, he served as President of TotalSource, Employer Services from 2000 to 2007.

Alan Sheiness joined ADP in 1984. Prior to his promotion to Corporate Controller and Principal Accounting Officer, he served as President, Small Business Services, Employer Services, from 2006 to 2007, as Chief Financial Officer, Employer Services, from 2004 to 2005, as General Manager of Tax, Retirement and Pre-Employment Services, Employer Services, from 2003 to 2004, and as Chief Financial Officer of Tax, Retirement and Pre-Employment Services, Employer Services from 1999 to 2003.

Jan Siegmund joined ADP in 1999. Prior to his promotion to President, Added Value Services (formerly Tax, Retirement, Insurance and Pre-Employment Services) in 2007, he served as Vice President, Strategic Development from 2004 to 2007 and as Senior Vice President of Strategic Development, Brokerage Services from 2000 to 2004.

Each of ADP's executive officers is elected for a term of one year and until their successors are chosen and qualified or until their death, resignation or removal.

Directors

See "Election of Directors" in the Proxy Statement for the Company's 2008 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Section 16(a) Beneficial Ownership Reporting Compliance

See "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement for the Company's 2008 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Code of Ethics

ADP has adopted a code of ethics that applies to its principal executive officer, principal financial officer, principal accounting officer and persons performing similar functions. The code of ethics may be viewed online on ADP's website at www.adp.com under "Ethics" in the "About ADP" section.

Audit Committee

See "Audit Committee Report" in the Proxy Statement for the Company's 2008 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 11. Executive Compensation

See "Compensation of Executive Officers" and "Election of Directors – Compensation of Non-Employee Directors" in the Proxy Statement for the Company's 2008 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

See "Election of Directors – Security Ownership of Certain Beneficial Owners and Managers" and "Election of Directors – Equity Compensation Plan Information" in the Proxy Statement for the Company's 2008 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence

See "Election of Directors – Corporate Governance" in the Proxy Statement for the Company's 2008 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Item 14. Principal Accountant Fees and Services

See "Independent Registered Public Accounting Firm's Fees" in the Proxy Statement for the Company's 2008 Annual Meeting of Stockholders, which information is incorporated herein by reference.

Part IV

Item 15. Exhibits, Financial Statement Schedules

(a) **Financial Statements and Financial Statement Schedules**

1. **Financial Statements**

The following report and consolidated financial statements of the Company are contained in Part II, Item 8 hereof:

Report of Independent Registered Public Accounting Firm

Statements of Consolidated Earnings - years ended June 30, 2008, 2007 and 2006

Consolidated Balance Sheets - June 30, 2008 and 2007

Statements of Consolidated Stockholders' Equity - years ended June 30, 2008, 2007 and 2006

Statements of Consolidated Cash Flows - years ended June 30, 2008, 2007 and 2006

Notes to Consolidated Financial Statements

2. **Financial Statement Schedules**

	Page in Form 10-K
Schedule II - Valuation and Qualifying Accounts	85

All other Schedules have been omitted because they are inapplicable or are not required or the information is included elsewhere in the financial statements or notes thereto.

(b) **Exhibits**

The following exhibits are filed with this Form 10-K or incorporated herein by reference to the document set forth next to the exhibit in the list below:

3.1 - Amended and Restated Certificate of Incorporation dated November 11, 1998 - incorporated by reference to Exhibit 3.1 to Company's Registration Statement No. 333-72023 on Form S-4 filed with the Commission on February 9, 1999

3.2 - Amended and Restated By-laws of the Company - incorporated by reference to Exhibit 3.2 to Company's Current Report on Form 8-K, dated November 13, 2007

10.1 - Separation and Distribution Agreement, dated as of March 20, 2007, between Automatic Data Processing, Inc. and Broadridge Financial Solutions, LLC - incorporated by reference to Exhibit 10.1 to Company's Current Report on Form 8-K, dated March 21, 2007

10.2 - Letter Agreement dated as of June 28, 2006 between Automatic Data Processing, Inc. and Gary C. Butler - incorporated by reference to Exhibit 10.2 to Company's Current Report on Form 8-K, dated June 28, 2006 (Management Contract)

10.3	-	Key Employees' Restricted Stock Plan - incorporated by reference to Company's Registration Statement No. 33-25290 on Form S-8 (Management Compensatory Plan)
10.4	-	Supplemental Officers Retirement Plan, as amended (Management Compensatory Plan)
10.5	-	1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10(iii)(A)-#7 to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990 (Management Compensatory Plan)
10.5(a)	-	Amendment to 1989 Non-Employee Director Stock Option Plan - incorporated by reference to Exhibit 10.6(a) to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (Management Compensatory Plan)
10.6	-	1990 Key Employees' Stock Option Plan - incorporated by reference to Exhibit 10(iii)(A)-#8 to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1990 (Management Compensatory Plan)
10.6(a)	-	Amendment to 1990 Key Employees' Stock Option Plan - incorporated by reference to Exhibit 10.7(a) to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1997 (Management Compensatory Plan)
10.7	-	1994 Directors' Pension Arrangement - incorporated by reference to Exhibit 10(iii)(A)-#10 to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1994 (Management Compensatory Plan)
10.8	-	2000 Stock Option Plan - incorporated by reference to Exhibit 10.8 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 (Management Compensatory Plan)
10.9	-	Amended and Restated Executive Incentive Compensation Plan - incorporated by reference to Exhibit 10.9 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006 (Management Compensatory Plan)
10.9(a)	-	Form of Performance Based Restricted Stock Award Agreement under the Amended and Restated Executive Incentive Compensation Plan - incorporated by reference to Exhibit 10.9(a) to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006
10.10	-	Change in Control Severance Plan for Corporate Officers, as amended - incorporated by reference to Company's Current Report on Form 8-K, dated June 16, 2006 (Management Compensatory Plan)
10.11	-	Amended and Restated Employees' Saving-Stock Option Plan - incorporated by reference to Exhibit 10.11 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2005 (Management Compensatory Plan)
10.12	-	2003 Director Stock Plan - incorporated by reference to Exhibit 4.4 to Registration Statement No. 333-147377 on Form S-8 filed with the Commission on November 14, 2007 (Management Compensatory Plan)

10.13 - Amended and Restated Employees' Savings-Stock Purchase Plan - incorporated by reference to Exhibit 10.13 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2006

10.14 - 364-Day Credit Agreement, dated as of June 25, 2008, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, BNP Paribas, Citicorp USA, Inc., Deutsche Bank AG New York Branch and Wachovia Bank, National Association, as Documentation Agents - incorporated by reference to Exhibit 10.14 to Company's Current Report on Form 8-K, dated June 25, 2008

10.15 - Five-Year Credit Agreement, dated as of June 28, 2006, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, BNP Paribas, Citicorp USA, Inc., Deutsche Bank AG New York Branch and Wachovia Bank National Association, as Documentation Agents - incorporated by reference to Exhibit 10.15 to Company's Current Report on Form 8-K, dated June 30, 2006

10.16 - Five-Year Credit Agreement, dated as of June 29, 2005, among Automatic Data Processing, Inc., the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, Bank of America, N.A., as Syndication Agent, and Barclays Bank PLC, BNP Paribas, Citicorp USA, Inc., Deutsche Bank Securities Inc. and Wachovia Bank, National Association, as Documentation Agents - incorporated by reference to Exhibit 10.16 to Company's Current Report on Form 8-K, dated June 29, 2005

10.17 - 2000 Stock Option Grant Agreement (Form for Employees) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.1 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)

10.18 - 2000 Stock Option Grant Agreement (Form for French Associates) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.2 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)

10.19 - 2000 Stock Option Grant Agreement (Form for Non-Employee Directors) used prior to August 14, 2008 – incorporated by reference to Exhibit 10.3 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 2004 (Management Compensatory Plan)

10.20 - Directors Compensation Summary Sheet – incorporated by reference to Exhibit 10.20 to Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2007 (Management Compensatory Plan)

10.21 - Summary of Compensation Arrangement for Arthur F. Weinbach – incorporated by reference to Exhibit 10.21 to Company's Annual Report on Form 10-K for the fiscal year ended June 30, 2007 (Management Compensatory Plan)

10.22	-	Letter Agreement, dated as of August 1, 2006, between Automatic Data Processing, Inc. and Christopher R. Reidy – incorporated by reference to Exhibit 10.22 to Company's Current Report on Form 8-K, dated August 2, 2006 (Management Contract)
10.23	-	Letter Agreement, dated as of November 15, 2006, between Automatic Data Processing, Inc. and S. Michael Martone – incorporated by reference to Exhibit 10.23 to Company's Current Report on Form 8-K, dated November 15, 2006 (Management Contract)
10.24	-	Termination Agreement and Release by and between George I. Stoeckert, Automatic Data Processing, Inc., and ADP, Inc. dated June 24, 2008 – incorporated by reference to Exhibit 10.24 to Company's Current Report on Form 8-K, dated June 24, 2008 (Management Contract)
10.25	-	2000 Stock Option Grant Agreement (Form for Employees) for use beginning August 14, 2008 – incorporated by reference to Exhibit 10.25 to Company's Current Report on Form 8-K, dated August 13, 2008 (Management Compensatory Plan)
21	-	Subsidiaries of the Company
23	-	Consent of Independent Registered Public Accounting Firm
31.1	-	Certification by Gary C. Butler pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
31.2	-	Certification by Christopher R. Reidy pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934
32.1	-	Certification by Gary C. Butler pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
32.2	-	Certification by Christopher R. Reidy pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

AUTOMATIC DATA PROCESSING, INC.

AND SUBSIDIARIES

SCHEDULE II - VALUATION AND QUALIFYING ACCOUNTS

(In thousands)

Column A	Column B	Column C Additions		Column D	Column E
		(1)	(2)		
	Balance at beginning of period	Charged to costs and expenses	Charged to other accounts	Deductions	Balance at end of period
Year ended June 30, 2008:					
Allowance for doubtful accounts:					
Current	$30,802	$27,693	$ --	$(20,088)(A)	$38,407
Long-term	$ 8,297	$ 2,062	$ --	$ (2,421)(A)	$ 7,938
Deferred tax valuation allowance	$31,241	$ 4,116	$15,463(B)(C)	$ (6,390)(D)	$44,430
Year ended June 30, 2007:					
Allowance for doubtful accounts:					
Current	$39,210	$14,095	$ --	$(22,503)(A)	$30,802
Long-term	$ 7,696	$ 1,057	$ --	$ (456)(A)	$ 8,297
Deferred tax valuation allowance	$21,262	$ 9,716	$ 263	$ --	$31,241
Year ended June 30, 2006:					
Allowance for doubtful accounts:					
Current	$38,038	$16,826	$ --	$(15,654)(A)	$39,210
Long-term	$ 8,172	$ 1,319	$ --	$ (1,795)(A)	$ 7,696
Deferred tax valuation allowance	$19,852	$ 1,748	$ (338)(B)	$ --	$21,262

(A) Doubtful accounts written off, less recoveries on accounts previously written off.

(B) Related to foreign exchange fluctuation.

(C) Related to state deferred tax assets pertaining to net operating loss carryforwards.

(D) Related to surrender in disposition of subsidiaries, mergers and liquidations.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AUTOMATIC DATA PROCESSING, INC.
(Registrant)

August 29, 2008

By /s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Gary C. Butler (Gary C. Butler)	President and Chief Executive Officer, Director (Principal Executive Officer)	August 29, 2008
/s/ Christopher R. Reidy (Christopher R. Reidy)	Chief Financial Officer (Principal Financial Officer)	August 29, 2008
/s/ Alan Sheiness (Alan Sheiness)	Corporate Controller (Principal Accounting Officer)	August 29, 2008
/s/ Gregory D. Brenneman (Gregory D. Brenneman)	Director	August 29, 2008
/s/ Leslie A. Brun (Leslie A. Brun)	Director	August 29, 2008
/s/ Leon G. Cooperman (Leon G. Cooperman)	Director	August 29, 2008
/s/ Eric C. Fast (Eric C. Fast)	Director	August 29, 2008
/s/ R. Glenn Hubbard (R. Glenn Hubbard)	Director	August 29, 2008
/s/ John P. Jones (John P. Jones)	Director	August 29, 2008
/s/ Frederic V. Malek (Frederic V. Malek)	Director	August 29, 2008
/s/ Charles H. Noski (Charles H. Noski)	Director	August 29, 2008
/s/ Sharon T. Rowlands (Sharon T. Rowlands)	Director	August 29, 2008
/s/ Gregory L. Summe (Gregory L. Summe)	Director	August 29, 2008
/s/ Henry Taub (Henry Taub)	Director	August 29, 2008

EXHIBIT 21

Name of Subsidiary	Jurisdiction of Incorporation
71 Hanover Florham Park Associates LLC	New Jersey
ADP Atlantic, LLC	Delaware
ADP Belgium CVA	Belgium
ADP Brasil Ltda	Brazil
ADP Broker-Dealer, Inc.	New Jersey
ADP Business Services (Shanghai) Co., Ltd.	China
ADP Canada Co.	Canada
ADP Canada Holding Co.	Canada
ADP Commercial Leasing, LLC	Delaware
ADP Dealer Services Denmark ApS	Denmark
ADP Dealer Services Deutschland GmbH	Germany
ADP Dealer Services France SAS	France
ADP Dealer Services Italia s.r.l.	Italy
ADP Dealer Services UK Limited	United Kingdom
ADP Employer Services GmbH	Germany
ADP Europe SARL	France
ADP Europe S.A.	France
ADP France SAS	France
ADP GlobalView B.V.	Netherlands
ADP Group UK Limited	United Kingdom
ADP GSI France SAS	France
ADP Holding B.V.	Netherlands
ADP, Inc.	Delaware
ADP Indemnity, Inc.	Vermont
ADP Nederland B.V.	Netherlands
ADP Network Services International, Inc.	Delaware
ADP Network Services Limited	United Kingdom
ADP of Roseland, Inc.	Delaware
ADP Pacific, Inc.	Delaware
ADP Payroll Services, Inc.	Delaware
ADP Pleasanton National Service Center, Inc.	Delaware
ADP Screening and Selection Services, Inc.	Colorado
ADP Tax Services, Inc.	Delaware
ADP Tesoft Automocion Spain	Spain
ADP TotalSource Group, Inc.	Florida
ADP Vehicle Information Technology (Shanghai) Co., Ltd	China
Automatic Data Processing Limited	Australia
Automatic Data Processing Limited (UK)	United Kingdom
Automotive Directions, Inc.	Wisconsin
Autosys GmbH	Germany
Business Management Software Limited	United Kingdom
Digital Motorworks, Inc.	Texas
Employease, Inc.	Delaware
VirtualEdge, Inc.	Delaware

In accordance with Item 601(b)(21) of Regulation S-K, the Company has omitted the names of particular subsidiaries because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not have constituted a significant subsidiary as of June 30, 2008.

EXHIBIT 23

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement Nos. 33-46168, 333-10281, 333-10277, 333-103935, 333-110395, 333-110393, 333-110392, 333-146564, 333-146565 and 333-147377 on Form S-8 of our report dated August 29, 2008, relating to the consolidated financial statements and financial statement schedule of Automatic Data Processing, Inc., and the effectiveness of Automatic Data Processing, Inc.'s internal control over financial reporting (which expresses an unqualified opinion and includes an explanatory paragraph regarding the Company's adoption of Financial Accounting Standards Board Interpretation No. 48, "Accounting for Uncertainty in Income Taxes—An Interpretation of FASB Statement No. 109," effective July 1, 2007, the recognition and disclosure provisions of Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans—an amendment of FASB Statements No. 87, 88, 106, and 132(R)," effective June 30, 2007, and Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements," effective July 1, 2006) appearing in this Annual Report on Form 10-K of Automatic Data Processing, Inc. for the year ended June 30, 2008.

/s/ Deloitte & Touche LLP
New York, New York
August 29, 2008

EXHIBIT 31.1

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Gary C. Butler, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 29, 2008

/s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer

EXHIBIT 31.2

Certification Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934

I, Christopher R. Reidy, certify that:

1. I have reviewed this annual report on Form 10-K of Automatic Data Processing, Inc.;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: August 29, 2008

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer

EXHIBIT 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Gary C. Butler, President and Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Gary C. Butler
Gary C. Butler
President and Chief Executive Officer
Date: August 29, 2008

EXHIBIT 32.2

CERTIFICATION OF PRINCIPAL FINANCIAL OFFICER

CERTIFICATION PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of Automatic Data Processing, Inc. (the "Company") on Form 10-K for the fiscal year ending June 30, 2008 as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Christopher R. Reidy, Chief Financial Officer of the Company, certify, pursuant to 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Christopher R. Reidy
Christopher R. Reidy
Chief Financial Officer
August 29, 2008

END